As filed with the Securities and Exchange Commission on May 31, 2011
Registration No. 333-173554
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PRIMO WATER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	5149	30-0278688
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104
(336) 331-4000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104
(336) 331-4000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Please send copies of all communications to:

D. Scott Coward	Rachel W. Sheridan
K&L Gates LLP	Latham & Watkins LLP
4350 Lassiter at North Hills Avenue	555 Eleventh Street, NW
Suite 300	Suite 1000
Raleigh, NC 27609	Washington, DC 20004-1036
(919) 743-7328	(202) 637-2200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 31, 2011

PRELIMINARY PROSPECTUS

Primo Water Corporation

6,000,000 Shares
Common Stock
$      per share

We are offering 3,421,369 shares of our common stock and the selling stockholders identified in this prospectus are offering an additional 2,578,631 shares of our common stock. We will not receive any of the proceeds from the sale of shares by selling stockholders other than as described in “Use of Proceeds.”

Our common stock trades on the Nasdaq Global Market under the symbol “PRMW.” On May 26, 2011 the last reported sale price of our common stock on the Nasdaq Global Market was $14.17 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

We and a selling stockholder have granted the underwriters a 30-day option to purchase up to an additional 900,000 shares of common stock to cover over-allotments, if any. Delivery of the shares is expected to be made on or about          , 2011.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Stifel Nicolaus Weisel

BB&T Capital Markets
                         Janney Montgomery Scott
Signal Hill

The date of this prospectus is          , 2011.

PRIMO
WATER®

PRIMO

RECYCLE AND SAVE
PRIMO

PRIMO WATER

PRIMO WATER

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Primo®, Taste Perfection®, Zero Waste, Perfect Tastetm, www.primowater.com, the Primo logo and other trademarks or service marks of Primo Water Corporation appearing in this prospectus are the property of Primo Water Corporation. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective owners.

Industry and Market Data

We obtained the industry and market data used throughout this prospectus through our research, surveys and studies conducted by third-parties and industry and general publications. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent industry publications, government publications, reports by market research firms or other published sources. None of the independent industry publications referred to in this prospectus were prepared on our behalf or at our expense. The foregoing discussion does not, in any manner, disclaim our responsibilities with respect to the disclosures contained in this prospectus.

PROSPECTUS SUMMARY

This summary highlights information about our Company and this offering contained elsewhere herein and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere herein, before making an investment decision. In this prospectus, unless otherwise specified or the context otherwise requires, the terms “Primo,” “we,” “us,” “our,” “our Company,” or “ours” refer to Primo Water Corporation and its consolidated subsidiaries together with the Refill Business (as defined below) that we acquired on November 10, 2010. These terms do not refer to or include information about our former subsidiary, Prima Bottled Water, Inc., which was spun off to our stockholders effective December 31, 2009.

Our Business

We are a rapidly growing provider of multi-gallon purified bottled water, self-serve filtered drinking water and water dispensers sold through major retailers in the United States and Canada. We believe the market for purified water is growing due to evolving taste preferences, perceived health benefits and concerns regarding the quality of municipal tap water. Our products provide an environmentally friendly, economical, convenient and healthy solution for consuming purified and filtered water. On November 10, 2010, in connection with our initial public offering, we purchased certain assets from Culligan Store Solutions, LLC and Culligan of Canada, Ltd. (“Culligan Canada”) related to their business of providing reverse osmosis water filtration systems that generate filtered water for refill vending machines and store-use water services in the United States and Canada. This business also sells empty reusable water bottles for use at refill vending machines (such business is referred to herein as the “Refill Business”).

Our business is designed to generate recurring demand for our purified bottled water or self-serve filtered drinking water through the sale of innovative water dispensers. This business strategy is commonly referred to as “razor-razorblade” because the initial sale of a product creates a base of users who frequently purchase complementary consumable products. We believe dispenser owners consume an average of 35 multi-gallon bottles of water annually. Once our bottled water is consumed using a water dispenser, empty bottles are exchanged at our recycling center displays, which provide a recycling ticket that offers a discount toward the purchase of a new bottle of Primo purified water (exchange) or they are refilled at a self-serve filtered drinking water location (refill). Each of our multi-gallon water bottles can be sanitized and reused up to 40 times before being taken out of use, crushed and recycled, substantially reducing landfill waste compared to consumption of equivalent volumes of single-serve bottled water. As of March 31, 2011, our exchange and refill services were offered in each of the contiguous United States and in Canada at approximately 14,600 combined retail locations, including Lowe’s Home Improvement, Walmart, Kroger, Safeway, Albertsons, Winn Dixie, H-E-B Grocery and Walgreens.

We provide major retailers throughout the United States and Canada with single-vendor solutions for water bottle exchange and refill vending services, addressing a market demand that we believe was previously unmet. Our solutions are easy for retailers to implement, require minimal management supervision and store-based labor, and provide centralized billing and detailed performance reports. Our exchange solution offers retailers attractive financial margins and the ability to optimize typically unused retail space with our displays. Our refill solution provides filtered water through the installation and servicing of reverse osmosis water filtration systems in the back room of the retailer’s store location, which minimizes the usage of the customer’s retail space. The refill vending machine, which is typically accompanied by a sales display containing empty reusable bottles, is located within the retailer customer’s floor space. Additionally, due to the recurring nature of water consumption, retailers benefit from year-round customer traffic and highly predictable revenue.

We benefit significantly from management experience gained over the last 15 years in exchange-based businesses, which enables us to implement best practices and develop and maintain key business relationships. Prior to founding Primo, our Chief Executive Officer founded Blue Rhino Corporation, a propane cylinder exchange business, in 1994 and, with several of our other key executive officers, led its initial public offering in 1998 and successful sale in 2004. At the time of the sale, we believe Blue Rhino was a market leader in propane grill cylinder exchange with over 29,000 retail locations in 49 states.

Recent Developments

Purchase of Canada Bulk Water Exchange Business

On March 8, 2011, we completed the acquisition of certain of Culligan Canada’s assets related to its bulk water exchange business (the “Canada Bulk Water Exchange Business”). The consideration paid for the Canada Bulk Water Exchange Business was approximately $5.4 million, which consisted of a cash payment of approximately $1.6 million and the issuance of 307,217 shares of our common stock, and the assumption of certain specified liabilities (the “Canada Bulk Water Transaction”). The Canada Bulk Water Exchange Business provides refill and delivery of water in 18-liter containers to commercial retailers in Canada for resale to consumers.

The acquisition of the Canada Bulk Water Exchange Business expands our existing exchange service offering and provides us with an immediate network of regional operators and major retailers in Canada (including Walmart, Sobeys, The Home Depot and Zellers) with approximately 780 retail locations.

Purchase of Omnifrio Single-Serve Beverage Business

On April 11, 2011, we completed the acquisition of certain intellectual property and other assets (the “Omnifrio Single-Serve Beverage Business”) from Omnifrio Beverage Company, LLC (“Omnifrio”) for total consideration of up to approximately $13.2 million, consisting of:

•	a cash payment at closing of $2.0 million;
•	the issuance at closing of 501,080 shares of our common stock;
•	a cash payment of $2.0 million on the 15-month anniversary of the closing date (subject to our setoff rights in our Asset Purchase Agreement with Omnifrio and certain of its members (the “Omnifrio Purchase Agreement”));
•	up to $3.0 million in cash milestone payments; and
•	the assumption of certain specified liabilities relating to the Omnifrio Single-Serve Beverage Business.

The Omnifrio Single-Serve Beverage Business primarily consists of technology related to single-serve cold carbonated beverage appliances and consumable flavor cups, or “S-cups”, and CO2 cylinders used with the appliances to make a variety of cold beverages.

The acquisition of the Omnifrio Single-Serve Beverage Business serves as an entry point into the U.S. market for carbonated beverages and the rapidly growing self-carbonating appliance and single-serve beverage segments. According to a November 2010 report by independent market analyst Datamonitor, Carbonated Soft Drinks in the United States, the U.S. carbonated beverage market generated revenues of $62 billion in 2009 and is the world’s largest carbonated beverage market. We believe the Omnifrio Single-Serve Beverage Business acquisition will allow us to:

•	complement our existing water bottle exchange and refill vending services with a new “razor-razorblade” business segment that is designed to generate recurring demand for our bottled water, consumable flavor cups, or “S cups”, and CO2 cylinders through the sale of our appliances;

•	broaden the single-vendor solutions that we provide existing retail relationships;

•	enhance the attractiveness of our product offering for new retail relationships;
•	increase our household adoption and penetration with an enhanced beverage product offering for consumers;
•	provide consumers with an innovative alternative to existing packaged carbonated beverages that includes customization of flavor, carbonation level and drink volume;
•	sell additional products that reduce waste in landfills;
•	utilize our competitive strengths and supply chain to deliver the same benefits for retailers and consumers as our current business segments;

•	leverage our existing distribution infrastructure in order to offer retailers an exchange program for the CO2 cylinders used with our appliances;

•	leverage our existing set of diverse nationwide retail locations to provide consumers with convenient access to our carbonated beverage appliances and consumables; and

•	enhance our ability to add innovative beverage and hydration solutions to our line of water dispensers.

Industry Overview

We believe there are several trends that support consumer demand for our water bottle exchange service, refill vending service and water dispensers including the following:

Emphasis on Health and Wellness.

As part of a desire to live a healthier lifestyle, we believe consumers are increasingly focused on drinking greater quantities of water.

Concerns Regarding Quality of Municipal Tap Water.

Many consumers purchase bottled water because of concerns regarding municipal tap water quality. Municipal water is typically surface water that is treated centrally and pumped to homes, which can allow contaminants to dissolve into the water through municipal or household pipes impacting taste and quality.

Growing Preference for Bottled Water.

We believe consumer preference toward bottled water relative to tap water continues to grow as bottled water has become accepted on a mainstream basis. According to an April 2010 report by independent market analyst Datamonitor, Bottled Water in the United States, the U.S. bottled water market generated revenues of $17.1 billion in 2009.

Increasing Demand for Products with Lower Environmental Impact.

We believe that consumers are increasingly favoring products with a lower environmental impact with a “reuse, recycle, reduce” mindset becoming a common driver of consumer behavior. Most single-serve polyethylene terephthalate (“PET”) water bottles are produced using fossil fuels and contribute to landfill waste given that only 28% of PET bottles are recycled according to a November 2010 Environmental Protection Agency report. Governmental legislation also reflects these concerns with the passage of “bottle bills” in many jurisdictions that tax the purchase of plastic water bottles, require deposits with the purchase of certain plastic bottles, prohibit the use of government funds to purchase plastic water bottles and ban certain plastic bottles from landfills.

Availability of an Economical Water Bottle Exchange Service, Refill Vending Service and Innovative Water Dispensers.

Based on estimates derived from industry data, we believe the current household penetration rate of multi-gallon water dispensers is approximately 4% in the United States, with the vast majority of these households utilizing traditional home delivery services. We believe the lack of innovation, design enhancement and functionality and the retail pricing structure of our competitors’ dispenser models have prevented greater household adoption. Compounding these issues, we believe there previously were no economical water bottle exchange and refill vending services with major retailer relationships throughout the United States and Canada to promote dispenser usage beyond the traditional home delivery model. We believe our water bottle exchange and refill vending services provide this alternative and we believe we are currently the only provider delivering single-vendor solutions to retailers throughout United States and Canada. We believe there are over 200,000 major retail locations throughout the United States and Canada that we can target to sell our dispensers or offer our bottled water services.

Our Competitive Strengths

We believe that Primo’s competitive strengths include the following:

Appeal to Consumer Preferences

•	Environmental Awareness. Both our water bottle exchange and refill vending services incorporate the reuse of existing bottles, recycle water bottles when their lifecycle is complete and reduce landfill waste and fossil fuel usage compared to alternative methods of bottled water consumption.

•	Value. We provide consumers the opportunity for cost savings when consuming our bottled water compared to both single-serve bottled water and typical home and office delivery services. Our water dispensers are sold at attractive retail prices in order to enhance consumer awareness and adoption of our water bottle exchange and refill vending services, increase household penetration and drive sales of our purified and filtered water.

•	Convenience. Our water bottle exchange and refill services and water dispensers are available at major retail locations in the United States and Canada. In addition, our water bottle exchange and refill services provide consumers the convenience of either exchanging empty bottles and purchasing full bottles or refilling the empty bottles at any participating retailer.

•	Taste. We have dedicated significant time and effort to develop our water purification process and formulate the proprietary blend of mineral ingredients included in our Primo purified water offered through our water bottle exchange service. We believe that Primo purified water has a silky smooth taste profile.

•	Health and Wellness. As part of a desire to live a healthier lifestyle, we believe that consumers are increasingly focused on drinking more water relative to consumption of other beverages. As we raise our brand awareness, we believe consumers will recognize that our water bottle exchange and refill vending services are an effective option for their water consumption needs.

Key Retail Relationships Served by Single-Vendor Solutions.

We believe we are the only provider of water bottle exchange and refill vending services with single-vendor solutions for retailers in the United States and Canada. Our direct sales force actively pursues headquarters-based retail relationships to better serve our retail customers and to minimize layers of approval and decision-making with regard to the addition of new retail locations. Our bottlers and distributors utilize our MIS tools and processes to optimize their production and distribution assets while servicing our retail customers. We believe the combination of our major retail relationships, unique single-vendor solutions for retail customers, bottling and distribution network and our MIS tools is difficult to replicate. We anticipate these factors will facilitate our introduction of new water-related products in the future.

Ability to Attract and Retain Consumers.

We offer “razor-razorblade” products designed to generate recurring demand for Primo bottled water (the razorblade) through the initial sale of our innovative water dispensers (the razor), which include a coupon for a free three- or five-gallon bottle of Primo purified water. We acquire new consumers and enhance recycling efforts by accepting most dispenser-compatible water bottles in exchange for a recycle ticket discount toward the purchase of a full bottle of Primo purified water. In addition, we believe our offering high-quality water dispensers enhances consumer awareness and adoption of our water bottle exchange and refill vending services, increases household penetration and drives sales of our water.

Efficient Business Model.

Our business model allows us to efficiently offer our solutions to our retail partners and centrally manage our bottling and distribution network without a substantial capital investment. We believe our business processes and MIS tools enable us to manage the bottling and distribution of our water, servicing of our refill locations, our product quality, retailer inventory levels and the return of used bottles on a centralized basis, leveraging our invested capital and personnel.

Benefit from Management’s Proven Track Record.

We benefit greatly from management experience gained over the last 15 years in exchange businesses to implement and refine best practices and develop and maintain key business relationships. In addition to our Chief Executive Officer, our Chief Financial Officer, Senior Vice President of Operations, Vice President of Products and Vice President of National Accounts all held comparable positions within the Blue Rhino organization during its rapid sales and location growth. We believe this experience combined with our single-vendor solutions contributed to Walmart’s decision to name Primo category manager for water bottle exchange and dispensers.

Our Growth Strategy

We seek to increase our market share and drive further growth in our business by pursuing the following strategies:

Increase Penetration with Existing Retail Relationships and Develop New Retail Relationships.

We believe we have significant opportunities to increase store penetration with our existing retail relationships. As of March 31, 2011, our water bottle exchange service and our refill vending service were offered at a combined total of 11,500 of our top ten retailers’ locations. If we were to offer both our water bottle exchange service and our refill vending service at each of our top ten retailers’ approximate 20,200 individual locations, these top ten retailers would provide us with a combined total of approximately 40,400 locations to provide our services. As a result, these top ten retailers present us an opportunity to add either our water bottle exchange service or our refill vending service at a combined total of approximately 28,900 additional locations. There is minimal overlap where our water bottle exchange and refill vending services are both currently offered. We intend to further penetrate our other existing retail customers with our supplementary hydration solutions, which collectively provide us the opportunity to be present in more than a combined total 50,000 additional water bottle exchange or refill vending locations.

Our long-term strategy includes increasing our locations to 40,000 to 50,000 retail store locations (which includes new locations with our existing retail customers) within our primary retail categories of home centers, hardware stores, mass merchants, membership warehouses, grocery stores, drug stores and discount general merchandise stores for our water bottle exchange service or our refill vending service. We believe that the introduction of additional hydration solutions to our product portfolio will allow us to cross-sell products to our existing and newly-acquired retail customers.

Drive Consumer Adoption Through Innovative Water Dispenser Models.

We intend to continue to develop and sell innovative water dispensers at attractive retail prices, which we believe is critical to increasing consumer awareness and driving consumer adoption of our water services. We believe the current household penetration rate of multi-gallon water dispensers is approximately 4% in the United States. Our long-term strategy is to provide multiple water-based beverages from a single Primo water dispenser, which we believe will lead to greater household penetration, with consistent promotion of our water bottle exchange and refill vending services to supply the water. At December 31, 2010, we offered our water dispensers at approximately 5,500 locations in the United States, including Walmart, Target, Kmart, Sam’s Club, Costco, and Lowes Home Improvement.

Increase Same Store Sales.

We sell our water dispensers at minimal margin and provide a coupon for a free three- or five-gallon bottle of water with the sale of various water dispensers at certain retailers to drive consumer demand for our water bottle exchange and refill vending services. We believe increasing unit sales of Primo water is dependent on generating greater consumer awareness of the environmentally friendly and economical aspects of and the convenience associated with our water bottle exchange and refill vending services. We expect that our branding, cross-promotion marketing and sales efforts will result in greater usage of our water bottle exchange and refill vending services.

Develop and Install Other Hydration Solutions.

We believe we have significant opportunities to leverage our bottling and distribution network and our systems and processes to offer other environmentally friendly, economical, convenient and healthy hydration solutions to our retail partners without significant increases in our centralized costs.

Pursue Strategic Acquisitions to Augment Geographic and Retail Relationships.

In addition to our recent acquisitions of the Refill Business, the Canada Bulk Water Exchange Business and the Omnifrio Single-Serve Beverage Business, we believe opportunities exist to expand through selective acquisitions, including smaller water bottle exchange businesses with established retail accounts, other on-premises self-service water refill vending machine networks and retail accounts, ice dispenser machine networks and retail accounts and water dispenser or other beverage-related appliance companies.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” beginning on page 12. You should carefully consider these risks before deciding to invest in our common stock. These risks include, among others:

•	We have incurred operating losses in the past and may incur operating losses in the future.
•	We depend on a small number of large retailers for most of our consumer sales. Our arrangements with these retailers for our bottled water exchange services and sales of our water dispensers are nonexclusive and may be terminated at will.
•	We may experience difficulties in integrating the Refill Business, the Canada Bulk Water Exchange Business and the Omnifrio Single-Serve Beverage Business with our current business and may not be able to fully realize all of the anticipated synergies from these acquisitions.
•	The success of our business depends on retailer and consumer acceptance of our water bottle exchange and refill vending services and water dispensers.
•	If we lose key personnel, in particular our Chairman, President and Chief Executive Officer, Billy D. Prim, or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.
•	In our bottled water business, we depend on independent bottlers, distributors and suppliers for our business to operate.
•	We operate in a highly competitive industry, face competition from companies with far greater resources than we have and could encounter significant competition from these companies in our niche market of water bottle exchange services and related products and refill vending services.
•	If the water we sell became contaminated, our business could be seriously harmed.
•	Interruption or disruption of our supply chain, distribution channels or bottling and distribution network could adversely affect our business, financial condition and results of operations.
•	While many members of our senior management have experience as executives of a products and exchange services business, there can be no assurances that this experience and past success will result in our business becoming profitable.
•	We depend on key management information systems.

Our Corporate Information

We were incorporated as a Delaware corporation on October 20, 2004. Our headquarters are located at 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104 and our telephone number is (336) 331-4000. Our website is www.primowater.com. Information on, or accessible through, our website is not a part of and is not incorporated into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Issuer	Primo Water Corporation

Common stock offered by us	3,421,369 shares (3,626,652 shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any)

Common stock offered by selling stockholders	2,578,631 shares (3,273,348 shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any)

Common stock to be outstanding after this offering	23,353,550 shares (23,558,833 shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $45.6 million (or approximately $48.3 million if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any). This estimate is based upon an assumed public offering price of $14.17 per share, which was the last reported sale price of our common stock on May 26, 2011, less estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by our selling stockholders other than as described in “Use of Proceeds.”

We intend to use the net proceeds from this offering for the following purposes:

• $28.7 million to repay borrowings under our current senior revolving credit facility; and

• $16.9 million for working capital and general corporate purposes, including establishing new store locations for our water bottle exchange and refill vending services.

Nasdaq Global Market symbol	“PRMW”

Conflict of Interest	Branch Banking & Trust Company, an affiliate of BB&T Capital Markets, a division of Scott & Stringfellow, LLC, is a lender under our senior revolving credit facility. Because an affiliate of BB&T Capital Markets, a division of Scott & Stringfellow, LLC, will receive more than 5% of the net proceeds of the offering, BB&T Capital Markets, a division of Scott & Stringfellow, LLC, is deemed to have a conflict of interest under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Because a bona fide public market (as defined in FINRA Rule 5121) exists for the common stock, a qualified independent underwriter is not required to be appointed; however, this offering will be conducted in accordance with all other applicable provisions of FINRA Rule 5121.

The number of shares of our common stock outstanding after this offering is based on 19,932,181 shares outstanding as of May 26, 2011 and:

•	includes 68,823 shares of unvested restricted common stock;

•	excludes 475,761 shares of common stock issuable upon the exercise of outstanding stock options;

•	excludes 82,568 shares of common stock issuable in connection with outstanding restricted stock units that are to be settled in shares of common stock;

•	excludes 846,393 shares of common stock issuable upon the exercise of outstanding warrants;

•	excludes an additional 457,441 shares of common stock issuable under our 2010 Omnibus Long-Term Incentive Plan that are not currently subject to outstanding awards;

•	excludes an aggregate of 23,958 shares of common stock issuable under our 2010 Employee Stock Purchase Plan; and
•	assumes no exercise of the underwriters’ over-allotment option to purchase up to 900,000 additional shares of our common stock from us and the selling stockholders.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth, for the periods and dates indicated, our summary historical and pro forma consolidated financial and other data. The summary historical consolidated financial data as of and for the three years ended December 31, 2010 was derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of and for the three months ended March 31, 2010 and 2011 was derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The historical results included here and elsewhere in this prospectus are not necessarily indicative of future performance or results of operations.

The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2010 have been prepared to give pro forma effect to (1) our initial public offering at $12.00 per share, (2) our entry into and making of borrowings under our current senior revolving credit facility, (3) the application of the net proceeds from our initial public offering and borrowings under our current senior revolving credit facility for the purposes described in our Registration Statement on Form S-1 (Registration No. 333-165452) and (4) the consummation of our acquisition of the Refill Business. These pro forma adjustments have been made as if these events had occurred on January 1, 2010. This data is subject and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma consolidated statement of operations included elsewhere in this prospectus. The summary unaudited pro forma consolidated statement of operations data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had our acquisition of the Refill Business and such other transactions described above been consummated on the dates indicated, and do not purport to be indicative of the results of operations as of any future date or for any future period.

The summary historical consolidated financial data presented below represent portions of our consolidated financial statements and are not complete. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Statement of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

						Pro Forma
	Historical					Year Ended
	Year Ended December 31,			Three Months Ended March 31,		December 31,
	2008	2009	2010	2010	2011	2010
						(Unaudited)
				(Unaudited)
	(In thousands, except per share data)

Consolidated statements of operations data:
Net sales	$34,647	$46,981	$44,607	$8,829	$17,139	$67,053
Operating costs and expenses:
Cost of sales	30,776	38,771	34,213	6,922	12,113	45,534
Selling, general and administrative expenses	13,791	9,922	12,621	2,733	4,059	14,967
Acquisition-related costs	—	—	2,491	—	703	2,491
Depreciation and amortization	3,618	4,205	4,759	995	1,901	8,275

Total operating costs and expenses	48,185	52,898	54,084	10,650	18,776	71,267

Loss from operations	(13,538)	(5,917)	(9,477)	(1,821)	(1,637)	(4,214)
Interest (expense) and other income, net	(70)	(2,257)	(3,416)	(720)	(287)	(834)

Loss from continuing operations before income taxes	(13,608)	(8,174)	(12,893)	(2,541)	(1,924)	(5,048)
Provision for income taxes	—	—	—	—	(190)	—

Loss from continuing operations	(13,608)	(8,174)	(12,893)	(2,541)	(2,114)	(5,048)

Loss from discontinued operations, net of income taxes	(5,738)	(3,650)	—	—	—	—

Net loss	(19,346)	(11,824)	(12,893)	(2,541)	(2,114)	(5,048)
Preferred dividends and beneficial conversion charge(1)	(19,875)	(3,042)	(9,831)	(582)	—	(7,828)

Net loss attributable to common stockholders	$(39,221)	$(14,866)	$(22,724)	$(3,123)	$(2,114)	$(12,876)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common stockholders	$(23.06)	$(7.72)	$(5.81)	$(2.15)	$(0.11)	$(0.68)
Loss from discontinued operations attributable to common stockholders	(3.96)	(2.51)	—	—	—	—

Net loss attributable to common stockholders	$(27.02)	$(10.23)	$(5.81)	$(2.15)	$(0.11)	$(0.68)

Basic and diluted weighted average common shares outstanding:	1,452	1,453	3,910	1,453	19,115	19,008

(1)	In 2008, we recorded a non-cash beneficial conversion charge or deemed dividend of $17.6 million on our Series C preferred stock. This was a result of the adjustment of the conversion ratio on the Series C preferred stock based upon a formula taking into account our net sales for the year ending December 31, 2008, which resulted in a conversion ratio of 1:0.184.

In 2010, we recorded non-cash charges related to (i) the effect of the beneficial conversion charge of $2.9 million recorded upon the completion of the IPO related to the conversion of the Series B preferred stock at 90% of the IPO price; (ii) the effect of the beneficial conversion charge of $2.4 million recorded upon the completion of the IPO related to the conversion of the Series C preferred stock at the IPO price of $12.00 per share; (iii) the effect of the $2.3 million charge related to the modification of the terms of the common stock warrants originally issued to the purchasers of the Series B preferred stock and Series C preferred stock to remove a provision that accelerated the termination of the warrants’ exercise period upon the consummation of the IPO; and (iv) the effect of the $0.2 million charge related to the modification of the exercise price of the warrants issued to the holders of the Series C preferred stock.

	As of	As of
	December 31,	March 31,
	2010	2011
		(unaudited)
	(In thousands)

Consolidated balance sheet data:
Cash	$443	$1,073
Total assets	139,611	152,128
Current portion of long-term debt	11	11
Long-term debt, net of current portion	17,945	20,613

				Three Months
	Year Ended December 31,			Ended March 31,
	2008	2009	2010	2011
	(Unaudited)
	(In thousands, except location data)

Other information:
Primo water operations locations at period end	6,400	7,000	12,600	14,600
Primo water operations units (5 gallon equivalents) sold	3,071	3,694	8,137	9,050
Primo water dispenser units sold	177	272	191	58

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should read and consider carefully each of the risks and uncertainties described below together with the financial and other information contained in this prospectus before you decide to invest in our common stock. Our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected by any of these risks. As a result, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

We have incurred operating losses in the past and may incur operating losses in the future.

We have incurred operating losses in the past and expect to incur operating losses in the future. As of March 31, 2011, our accumulated deficit was approximately $115.8 million. Our losses from continuing operations were $13.6 million for the year ended December 31, 2008, $8.2 million for the year ended December 31, 2009, $12.9 million for the year ended December 31, 2010 and $2.1 million for the three months ended March 31, 2011. We have not been profitable since our inception, and we may not become profitable in the future. Our losses may continue as we incur additional costs and expenses related to acquired businesses, branding and marketing, expansion of operations, product development and development of relationships with strategic business partners. If our operating expenses exceed our expectations, our financial performance will be adversely affected. If our sales do not grow to offset these increased expenses, we may not become profitable. If we do not achieve sustained profitability, we may be unable to continue operations.

We depend on a small number of large retailers for most of our consumer sales. Our arrangements with these retailers for our bottled water exchange services and sales of our water dispensers are nonexclusive and may be terminated at will.

Certain retailers make up a significant percentage of our retail sales volume, such that if one or more of these retailers were to materially reduce or terminate its business with us, our sales would suffer. For 2010, Lowe’s Home Improvement and Walmart represented approximately 37% and 21% of our consolidated net sales, respectively. While we sell a small percentage of our dispensers directly to consumers through our online store, the vast majority of our sales are made through our retail partners.

While we have arrangements with certain retailers for our products and services, we cannot provide any assurance of any future sales. None of our significant retail accounts are contractually bound to offer our water dispensers or water bottle exchange service. As a result, retailers can discontinue our dispenser products or water bottle exchange services at any time and offer a competitor’s products or services, or none at all. Additionally, the contractual commitments of the Refill Business with its retail customers are not long-term in nature. Continued positive relations with a retailer depend upon various factors, including price, customer service, consumer demand and competition. Certain of our retailers have multiple vendor policies and may seek to offer a competitor’s products or services at new or existing locations. If any significant retailer materially reduces, terminates or is unwilling to expand its relationship with us, or requires price reductions or other adverse modifications in our selling terms, our sales would suffer.

Additionally, most major retailers continually evaluate and often modify their in-store retail strategies, including product placement, store set-up and design and demographic targets. Our business could suffer significant setbacks in net sales and operating income if one or more of our major retail customers modified its current retail strategy resulting in a termination or reduction of its business relationship with us, a reduction in store penetration or an unfavorable product placement within such retailer’s stores, any or all of which could materially adversely affect our business, financial condition, results of operations and cash flows.

We may experience difficulties in integrating the Refill Business, the Canada Bulk Water Exchange Business and the Omnifrio Single-Serve Beverage Business with our current business and may not be able to fully realize all of the anticipated synergies from these acquisitions.

We may not be able to fully realize all of the anticipated synergies from the acquisition of the Refill Business, the Canada Bulk Water Exchange Business and the Omnifrio Single-Serve Beverage Business. The ability to realize the anticipated benefits of these acquisitions will depend, to a large extent, on our ability to successfully integrate these businesses with our water bottle exchange and dispenser businesses. The integration of independent businesses is a complex, costly and time-consuming process. In addition, we are integrating multiple businesses that are different from our water bottle exchange and dispenser business in several respects, including with respect to the types of products and services offered, the manner in which such products and services are provided to retail customers and pricing dynamics. As a result, we are devoting significant management attention and resources to integrating our business practices and operations with these newly acquired businesses. This integration process may disrupt the Refill Business, the Canada Bulk Water Exchange Business, the Omnifrio Single-Serve Beverage Business or our water bottle exchange and dispenser business and, if implemented ineffectively, would preclude realization of the full benefits we expect to realize. The failure to meet the challenges involved in integrating successfully the operations of these new businesses with ours or otherwise to realize the anticipated benefits of the acquisition transactions could cause an interruption of, or a loss of momentum in, our business activities or those of the newly acquired businesses, and could seriously harm our results of operations. In addition, the overall integration may result in unanticipated problems, expenses, liabilities, competitive responses, loss of customer and supplier relationships, and diversion of management’s attention. The challenges we face in integrating the operations of the newly acquired businesses with ours include, among others:

•	maintaining employee morale and retaining and hiring key personnel;
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;
•	minimizing the diversion of management’s attention from ongoing business concerns;
•	coordinating geographically dispersed organizations;
•	addressing unanticipated issues in integrating information technology, communications and other systems; and
•	managing tax costs or inefficiencies associated with integrating operations.

In addition, even if we successfully integrate these new businesses with our water bottle exchange and dispenser business, we may not realize the full benefits of the acquisition transactions, including synergies, cost savings or sales or growth opportunities. These benefits may not be achieved within the anticipated timeframe, or at all.

We may not be able to introduce or sell products to be developed by the Omnifrio Single-Serve Beverage Business within the anticipated timeframe or at all.

The Omnifrio Single-Serve Beverage Business that we recently acquired primarily consists of technology related to single-serve cold carbonated beverage appliances and consumable flavor cups, or “S-cups”, and CO2 cylinders used with the appliances to make a variety of cold beverages. We have not yet introduced these products into the market and we may never be successful in selling them. We cannot predict with any certainty that the sale of these products will ever generate any revenues, and a market for these products may never develop. Our introduction and sale of these products into the market may also be negatively affected because we have not previously participated in the carbonated beverage segment of the nonalcoholic beverage industry, which could put our products at a disadvantage compared to those sold by our competitors, many of which are leading consumer products companies with substantially greater financial and other resources than we have and many of which have established a strong brand presence with consumers.

Our introduction of these products into the market may also be adversely affected by certain factors that are out of our control, including the willingness of market participants to try new products, the emergence of newer technologies and the cost competitiveness of our products. In addition, our efforts to introduce these products will cause us to incur costs, including significant advertising and marketing expenses, before we generate any revenues and may cause a diversion of management time and attention. If the Omnifrio Single-Serve Beverage Business products do not achieve market acceptance, this could have a material adverse effect on our business, result of operations and financial condition.

The success of our business depends on retailer and consumer acceptance of our water bottle exchange and refill vending services and water dispensers.

We are a consumer products and services company operating in the highly-competitive bottled water market and rely on continued consumer demand or preference for our products and services. To generate sales and profits, we must sell products that appeal to retailers and to consumers. Our future success depends on consumer acceptance, particularly at the household level, of our bottled water products, water bottle exchange and refill vending services and water dispensers. There is no guarantee that there will be significant market acceptance of our water bottle exchange or refill vending services or that we will be successful in selling our water dispensers on a scale necessary to achieve sustained profitability.

The market for bottled water related products and services is evolving rapidly and we may not be able to accurately assess the size of the market or trends that may emerge and affect our business. Consumer preference can change due to a variety of factors, including social trends, negative publicity and economic changes. If we are unable to convince current and potential retail customers and individual consumers of the advantages of our products and services, our ability to sell our bottled water products and water dispensers will be limited. Consumer acceptance also will affect, and be affected by, our existing retail partners’ and potential new retail partners’ decision to sell our products and services and their perception of the likelihood of consumers purchasing our products and services. Even if retail customers purchase our products or services, there is no guarantee that they will be successful in selling our products or services to consumers on a scale necessary for us to achieve sustained profitability. Any significant changes in consumer preferences for purified bottled water could result in reduced demand for our water bottle exchange and refill vending services and our water dispensers and erosion of our competitive and financial position.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered. In addition, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

We are highly dependent upon the services of our senior management because of their experience, industry relationships and knowledge of the business. We are particularly dependent on the services of Billy D. Prim, our Chairman, President and Chief Executive Officer. We do not have a formal succession plan in place for Mr. Prim. While our employment agreements with members of our senior management include customary confidentiality, non-competition and non-solicitation covenants, there can be no assurance that such provisions will be enforceable or adequately protect us.

The loss of one or more of our key employees could seriously harm our business and we may not be able to attract and retain individuals with the same or similar level of experience or expertise. We face competition for qualified employees from numerous sources and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. Our ability to recruit and retain such personnel will depend upon a number of factors, such as our results of operations, prospects and the level of competition then prevailing in the market for qualified personnel. Failure to recruit and retain such personnel could materially adversely affect our business, financial condition and results of operations.

In our bottled water business, we depend on independent bottlers, distributors and suppliers for our business to operate.

We are and will continue to be for the foreseeable future, substantially dependent on independent bottlers, distributors and suppliers to bottle and deliver our bottled water products and provide our water bottle exchange service to our retail customers. We do not have our own manufacturing facilities to produce bottled water products. We are and will continue to be for the foreseeable future, entirely dependent on third parties to supply the bottle pre-forms, bottles, water and other materials necessary to operate our bottled water business. We rely on third-party supply companies to manufacture our three- and five-gallon water bottles and deliver them to our bottlers. In turn, we rely on bottlers to properly purify the water, include our mineral enhancements and bottle the finished product without contamination and pursuant to our quality standards and preparation procedures. Finally, we rely upon our distributors to deliver bottled water to our retail partners in a timely manner, accurately enter information regarding the delivery of the bottles into our management information system, manage our recycling center displays and return used bottles to the bottlers to be sanitized or crushed and recycled.

We can make no assurance that we will be able to maintain these third-party relationships or establish additional relationships as necessary to support growth and profitability of our business on economically viable terms. As independent companies, these bottlers, distributors and suppliers make their own business decisions. Suppliers may choose not to do business with us for a variety of reasons, including competition, brand identity, product standards and concerns regarding our economic viability. They may have the right to determine whether, and to what extent, they produce and distribute our products, our competitors’ products and their own products. Some of the business for these bottlers, distributors and suppliers comes from producing or selling our competitors’ products. These bottlers, distributors and suppliers may devote more resources to other products or take other actions detrimental to our brands. In addition, their financial condition could also be adversely affected by conditions beyond our control and our business could suffer. In addition, we will face risks associated with any bottler’s or distributor’s failure to adhere to quality control and service guidelines we establish or failure to ensure an adequate and timely supply of product and services at retail locations. Any of these factors could negatively affect our business and financial performance. If we are unable to obtain and maintain a source of supply for bottles, water and other materials, our business will be materially and adversely affected.

In our bottled water business, if our distributors do not perform to our retailers’ expectations, if we encounter difficulties in managing our distributor operations or if we or our distributors are not able to manage growth effectively, our retail relationships may be adversely impacted and business may suffer.

We rely on our distributors to deliver our three- and five-gallon bottled water and provide our water bottle exchange service to retailers. Accordingly, our success depends on our ability to manage our retail relationships through the performance of our distributor partners. The majority of our current distributors are independent and we exercise only limited influence over the resources they devote to delivery and exchange of our three- and five-gallon water bottles. Our success depends on our ability to establish and maintain distributor relationships and on the distributors’ ability to operate viable businesses. We can provide no assurance that we will be able to maintain such relationships or establish additional relationships as necessary to support growth and profitability of our business on economically viable terms. Our retailers impose demanding service requirements on us and we could suffer a loss of consumer or retailer goodwill if our distributors do not adhere to our quality control and service guidelines or fail to ensure an adequate and timely supply of bottled water at retail locations. The poor performance of a single distributor to a major retailer could jeopardize our entire relationship with that retailer and cause our bottled water sales and exchange service to suffer. In addition, the number of retail locations offering our water bottle exchange service and our corresponding sales have grown significantly over the past several years along with our national distributor network. Accordingly, our distributors must be able to adequately service an increasing number of retail accounts. If we or our distributors fail to manage our growth effectively, our bottled water sales and exchange service may suffer.

We are dependent on the network of distributors of the Refill Business and we may be unable to maintain these relationships or achieve the cost savings we anticipate creating with the post-acquisition consolidation of this network.

The Refill Business is dependent on its network of primarily independent distributors to provide a number of services with respect to its reverse osmosis water systems. We are party to a dealer services agreement with Culligan International Company (“Culligan International”) pursuant to which we have access to this network of distributors through December 2011. There can be no assurance that the distributors will continue to provide these services after the termination of the dealer services agreement.

Additionally, we are in the process of consolidating the current network of approximately 500 distributors in order to achieve cost savings. There can be no assurance that we can successfully consolidate the current network of distributors or that we will be able to achieve any cost savings if we are able to consolidate the network. If we are unable to rely on the service provider network of the Refill Business to continue providing the services currently provided or we are unable to achieve cost savings through a consolidation of this network, we may not realize the full benefits of the acquisition of the Refill Business and our business, financial condition, results of operations and cash flows could suffer.

If the distributors of the Refill Business do not perform to retailer expectations, its retail relationships may be adversely impacted and business may suffer.

The Refill Business primarily relies on third-party distributors to install, maintain and repair the reverse osmosis water systems at its retail customers’ locations. These third-party distributors are also responsible for providing retail customer training with respect to the reverse osmosis water systems, submitting water for testing and conducting monthly meter readings to determine water usage for billing purposes. Accordingly, the success of the Refill Business depends on its ability to manage its retail relationships through the performance of these distributors. The significant majority of these distributors are independent dealers and the Refill Business exercises only limited influence over the resources they devote to their responsibilities with respect to its retail customers. The success of the Refill Business currently depends on its ability to establish and maintain relationships with these third-party distributors and on the distributors’ ability to operate viable businesses. There can be no assurance that we will be able to continue to maintain such relationships. Retail customers of the Refill Business impose demanding service requirements and we could suffer a loss of retailer or consumer goodwill if these distributors do not perform to the retail customers’ expectations. The poor performance of a single service provider to a major retailer could jeopardize our entire relationship with that retailer potentially preventing future installations at additional retail locations and causing sales to suffer.

We operate in a highly competitive industry, face competition from companies with far greater resources than we have and could encounter significant competition from these companies in our niche market of water bottle exchange services and related products and refill vending services.

We participate in the highly competitive bottled water segment of the nonalcoholic beverage industry. While the industry is dominated by large and well-known international companies, numerous smaller firms are also seeking to establish market niches. In our business model, we not only offer multi-gallon bottled water but also provide consumers the ability to exchange their used containers as part of our exchange service or refill their used containers as part of our refill vending service. While we are aware of a few direct competitors that operate water bottle exchange networks at retail, we believe they operate on a much smaller scale than we do and we believe they do not have equivalent MIS tools or bottling and distribution capabilities to effectively support major retailers nationwide. Competitive factors with respect to our business include pricing, taste, advertising, sales promotion programs, product innovation, increased efficiency in production and distribution techniques, the introduction of new packaging and brand and trademark development and protection.

Our primary competitors in our bottled water business include Nestlé, The Coca-Cola Company, PepsiCo, Dr Pepper Snapple Group and DS Waters of America. While none of these companies currently offers a nationwide water bottle exchange service at retail, Nestlé and DS Waters of America offer this service on a regional basis. Many of these competitors are leading consumer products companies, have substantially greater financial and other resources than we do, have established a strong brand presence with consumers and have established relationships with retailers, manufacturers, bottlers and distributors necessary to start an exchange at retail locations nationwide should they decide to do so. The Refill Business faces direct competition in its industry and for its retail customers from Glacier Water Services, Inc., which has a strong brand presence and greater financial and other resources than we have. In addition to competition between companies within the bottled water industry, the industry itself faces significant competition from other non-alcoholic beverages, including carbonated and non-carbonated soft drinks and waters, juices, sport and energy drinks, coffees, teas and spring and tap water.

We also compete directly and indirectly in the water dispenser marketplace. While we have had recent success in our sales of water dispensers to retailers, there are many large consumer products companies with substantially greater financial and other resources than we do, a larger brand presence with consumers and established relationships with retailers that could decide to enter the marketplace. Should any of these consumer products companies so decide to enter the water dispenser marketplace, sales of our water dispensers could be materially and adversely impacted, which, in turn, could materially and adversely affect our sales of bottled water.

Finally, our bottled water business faces competition from other methods of purified water consumption such as countertop filtration systems, faucet mounted filtration systems, in-line whole-house filtration systems, water filtration dispensing products such as pitchers and jugs, standard and advanced feature water coolers and refrigerator-dispensed filtered and unfiltered water.

In addition, as a result of our acquisition of the Omnifrio Single-Serve Beverage Business, we now participate in the highly-competitive carbonated beverage segment of the nonalcoholic beverage industry and will face significant competition as we enter this market from competitors that are leading consumer products companies, have substantially greater financial and other resources than we do, have established a strong brand presence with consumers and have established relationships with retailers, manufacturers, bottlers and distributors.

In our water dispenser business, because all of our dispensers are manufactured in China, a significant disruption in the operations of these manufacturers or political unrest in China could materially adversely affect us.

We have only three manufacturers of water dispensers. Any disruption in production or inability of our manufacturers to produce quantities of water dispensers adequate to meet our needs could significantly impair our ability to operate our water dispenser business on a day-to-day basis. Our manufacturers are located in China, which exposes us to the possibility of product supply disruption and increased costs in the event of changes in the policies of the Chinese government, political unrest or unstable economic conditions in China or developments in the U.S. that are adverse to trade, including enactment of protectionist legislation. In addition, our dispensers are shipped directly from the manufacturer to our retail partners. Although we routinely inspect and monitor our manufacturing partners’ activities and products, we rely heavily upon their quality controls when producing and delivering the dispensers to our retail partners. Any of these matters could materially adversely affect our water dispenser business and, as a result, our profitability.

If the water we sell became contaminated, our business could be seriously harmed.

We have adopted various quality, environmental, health and safety standards. However, our products may still not meet these standards or could otherwise become contaminated. A failure to meet these standards or contamination could occur in our operations or those of our bottlers, distributors or suppliers. Such a failure or contamination could result in expensive production interruptions, recalls and liability claims. Moreover, negative publicity could be generated even from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could negatively affect our business and financial performance.

Interruption or disruption of our supply chain, distribution channels or bottling and distribution network could adversely affect our business, financial condition and results of operations.

Our ability and that of our business partners, including suppliers, bottlers, distributors and retailers, to manufacture, sell and deliver products and services is critical to our success. Interruption or disruption of our supply chain, distribution channels or service network due to unforeseen events, including war, terrorism and other international conflicts, public health issues, natural disasters such as earthquakes, fires, hurricanes or other adverse weather and climate conditions, strikes and other labor disputes, whether occurring in the United States or abroad, could impair our ability to manufacture, sell or deliver our products and services.

The consolidation of retail customers may adversely impact our operating margins and profitability.

Our customers, such as mass merchants, supermarkets, warehouse clubs, food distributors and drug and pharmacy stores, have consolidated in recent years and consolidation may continue. As a result of these consolidations, our large retail customers may seek lower pricing or increased promotions from us. If we fail to respond to these trends in our industry, our volume growth could slow or we may need to lower prices or increase trade promotions and consumer marketing for our products and services, both of which would adversely affect our financial results. These retailers may use floor or shelf space currently used for our products and services for their own private label products and services. In addition, retailers are increasingly carrying fewer brands in any one category and our results of operations will suffer if we are not selected by our significant customers to remain a vendor. In the event of consolidation involving our current retailers, we may lose key business if the surviving entities do not continue to purchase products or services from us.

While many members of our senior management have experience as executives of a products and exchange services business, there can be no assurances that this experience and past success will result in our business becoming profitable.

Many members of our senior management have had experience as senior managers of a company engaged in the supply, distribution and exchange of propane gas cylinders. While the business model for that company and the model for our business are similar, the propane gas industry and the bottled water industry are very different. For example, there are no assurances that consumer demand will exist for our bottled water products, water bottle exchange or refill vending services or water dispensers sufficient to enable us to be profitable. While we believe our business model will be successful, any similarity between our business model and that of our senior management’s predecessor employer should not be viewed as an indication that we will be profitable.

We depend on key management information systems.

We depend on our management information systems (MIS) to process orders, manage inventory and accounts receivable, maintain distributor and customer information, maintain cost-efficient operations and assist distributors in delivering products and services on a timely basis. Any disruption in the operation of our MIS tools, the loss of employees knowledgeable about such systems, the termination of our relationships with third-party MIS partners or our failure to continue to effectively modify such systems as business expands could require us to expend significant additional resources or to invest additional capital to continue to manage our business effectively, and could even affect our compliance with public reporting requirements. Additionally, our MIS tools are vulnerable to interruptions or other failures resulting from, among other things, natural disasters, terrorist attacks, software, equipment or telecommunications failures, processing errors, computer viruses, hackers, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of customers or other business disruptions, all of which could negatively affect our business and financial performance.

Our results of operations could be adversely affected as a result of the impairment of goodwill or other intangibles.

When we acquire a business, we record an asset called “goodwill” equal to the excess amount we pay for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business we acquire. In accordance with accounting principles generally accepted in the United States of America (“GAAP”), we must identify and value intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP provides that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. GAAP also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. GAAP requires management to make certain estimates and assumptions to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we perform our impairment tests annually during the fourth quarter.

We review our intangible assets with definite lives for impairment when events or changes in business conditions indicate the carrying value of the assets may not be recoverable, as required by GAAP. An impairment of intangible assets with definite lives exists if the sum of the undiscounted estimated future cash flows expected is less than the carrying value of the assets. If this measurement indicates a possible impairment, we compare the estimated fair value of the asset to the net book value to measure the impairment charge, if any.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets that totaled $88.5 million at December 31, 2010. Such events include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, material negative changes in our relationships with material customers and other parties breaching their contractual obligations under non-compete agreements. Future impairments, if any, will be recognized as operating expenses.

If we are unable to build and maintain our brand image and corporate reputation, our business may suffer.

We are a relatively new company, having been formed in late 2004 and commenced operations in June 2005. Our success depends on our ability to build and maintain the brand image for our existing products and services and effectively build the brand image for any new products. We cannot assure you, however, that any additional expenditures on advertising and marketing will have the desired impact on our products’ brand image and on consumer preferences. Actual or perceived product quality issues or allegations of product contamination, even if false or unfounded, could tarnish the image of our brand and may cause consumers to choose other products. Allegations of product defects or product contamination, even if untrue, may require us from time to time to recall a product from all of the markets in which the affected product was distributed. Product recalls would negatively affect our profitability and brand image. Also, adverse publicity surrounding water usage and any campaigns by activists attempting to connect our system to environmental issues, water shortages or workplace or human rights violations in certain developing countries in which we or our business partners operate, could negatively affect our overall reputation and our products’ acceptance by consumers.

Adverse weather conditions could negatively impact our business.

Unseasonable or unusual weather may negatively impact demand for our products. The sales of our bottled water products, water dispensers and refill vending services are influenced to some extent by weather conditions in the markets in which we operate. Unusually cool or rainy weather may reduce temporarily the demand for our products and contribute to lower sales, which would have an adverse effect on our results of operations for such periods.

We may be required to make substantial capital expenditures in connection with our recent acquisition transactions.

Maintenance of refill equipment located at the stores of current and future retail customers of the Refill Business may be substantially costlier than we currently anticipate and there may be unanticipated capital expenditures in connection with our continued operations the Refill Business and the Canada Bulk Water Exchange Business. Additionally, the development of a market-ready Omnifrio single-serve cold carbonated beverage appliance may be substantially costlier than we currently anticipate.

We may incur substantial capital expenditures in growing each of these new businesses. If we are required to make greater than anticipated capital expenditures in connection with continued operations or growth of any of these businesses, our business, financial condition and cash flows could be materially and adversely affected.

We are required to rebrand the Refill Business under our Primo or another new brand and the rebranding may be more costly than anticipated or may fail to achieve its intended result.

We are required to rebrand the Refill Business to eliminate all ties to Culligan International before November 10, 2011. Our rebranding efforts may not achieve their intended results, which include increasing our retail business. Our rebranding efforts could turn out to be substantially more expensive than we currently anticipate, which would materially adversely affect our results of operations. Additionally, the rebranding of the Refill Business could result in the loss of current Refill Business retail customers and consumers, which would prevent us from realizing the full benefits of the Refill Acquisition and would negatively affect our business, financial condition, results of operations and cash flows.

The Refill Business and the Canada Bulk Water Exchange Business have substantial Canadian operations and are exposed to fluctuations in currency exchange rates and political uncertainties.

The Refill Business and the Canada Bulk Water Exchange Business have substantial Canadian operations, and as a result, we are subject to risks associated with doing business internationally. Risks inherent to operating internationally include:

•	changes in a country’s economic or political conditions;
•	changes in foreign currency exchange rates; and
•	unexpected changes in regulatory requirements.

To the extent the United States dollar strengthens against the Canadian dollar, our foreign revenues and profits will be reduced when translated into United States dollars.

Water scarcity and poor quality could negatively impact our long-term profitability.

Water is a limited resource facing unprecedented challenges from overexploitation, population growth, increasing pollution, poor management and climate change. As demand for water continues to increase and as water becomes scarcer and the quality of available water deteriorates, our business may incur increasing costs or face capacity constraints which could adversely affect our profitability or net sales in the long run.

We may pursue acquisitions and investments in new product lines, businesses or technologies that involve numerous risks, which could disrupt our business or adversely affect our financial condition and results of operations.

In addition to our recent acquisitions of the Refill Business, the Culligan Bulk Water Exchange Business and the Omnifrio Single-Serve Beverage Business, we may in the future acquire or invest in new product lines, businesses or related technologies to expand our current bottled water products and services. Acquisitions or investments in new product lines, businesses or related technologies present a number of potential risks and challenges that could disrupt our business operations, increase our operating costs or capital expenditure requirements and reduce the value of the acquired product line, business or related technology. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms or at all. The process of negotiating acquisitions and integrating acquired products, services, technologies, personnel or businesses might result in significant transaction costs, operating difficulties or unexpected expenditures and might require significant management attention that would otherwise be available for ongoing development of our business. If we are successful in consummating an acquisition, we may not be able to integrate the acquired product line, business or technology into our existing business and products and we may not achieve the anticipated benefits of any acquisition. Furthermore, potential acquisitions and investments may divert our management’s attention, require considerable cash outlays and require substantial additional expenses that could harm our existing operations and adversely affect our results of operations and financial condition. To complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or incur amortization expenses and write-downs of acquired assets, any of which could dilute the interests of our stockholders or adversely affect our profitability or cash flow.

Changes in taxation requirements could affect our financial results.

We are subject to income tax in the numerous jurisdictions in which we generate net sales. In addition, our water dispensers are subject to certain import duties and sales taxes in certain jurisdictions in which we operate. Increases in income tax rates could reduce our after-tax income from affected jurisdictions, while increases in indirect taxes could affect our products’ and services’ affordability and therefore reduce demand for our products and services.

Our ability to use net operating loss carryforwards in the United States may be limited.

As of December 31, 2010, we had net operating losses of approximately $66 million for federal income tax purposes, which expire at various dates through 2030. To the extent available and not otherwise utilized, we intend to use any net operating loss carryforwards to reduce the U.S. corporate income tax liability associated with our operations. Section 382 of the Internal Revenue Code of 1986, as amended, generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone certain changes in stock ownership. While we believe that an annual limit will be imposed by Section 382 as a result of a prior ownership change, we expect to fully utilize our net operating loss carryforwards during their carryforward periods. However, to the extent our use of net operating loss carryforwards is significantly limited as a result of this ownership change or any subsequent ownership changes, an additional portion of our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carryforward without limitation, which could result in lower profits.

Our financial results may be negatively impacted by the recent global financial events.

The recent global financial events have resulted in the consolidation, failure or near failure of a number of institutions in the banking, insurance and investment banking industries and have substantially reduced the ability of companies to obtain financing. Additionally, geopolitical tensions in the Middle East and other foreign regions have caused great uncertainty in the financial markets and led to escalating fuel prices. These events could have a number of different effects on our business, including:

•	a reduction in consumer spending, which could result in a reduction in our sales volume;
•	a shift in the purchasing habits of our target consumers;
•	a negative impact on the ability of our retail customers to timely pay their obligations to us, thus reducing our cash flow;
•	increased costs related to our distribution channels;
•	a negative impact on the ability of our vendors to timely supply materials; and
•	an increased likelihood that our lender may be unable to honor its commitments under our new senior revolving credit facility.

Other events or conditions may arise directly or indirectly from the global financial events that could negatively impact our business.

Risks Relating to Regulatory and Legal Issues

Our inability to protect our intellectual property, or our involvement in damaging and disruptive intellectual property litigation, could adversely affect our business, results of operations and financial condition or result in the loss of use of products or services.

We have filed certain patent applications and trademark registration applications and intend to seek additional patents, to develop additional trademarks and seek federal registrations for such trademarks and to develop other intellectual property. We consider our Primo name and related trademarks and our other intellectual property to be valuable to our business and the establishment of a national branded bottled water exchange program. We rely on a combination of patent, copyright, trademark and trade secret laws and other arrangements to protect our proprietary rights and could incur substantial expense to enforce our rights under such laws. A number of other companies, however, use trademarks similar or identical to the Primo® mark to identify their products, and we may not be able to stop these other companies from using such trademarks. The requirement to change any of our trademarks, service marks or trade names could entail significant expense and result in the loss of any goodwill associated with that trademark, service mark or trade name. While we have filed, and intend to file in the future, patent applications, where appropriate, and to pursue such applications with the patent authorities, we cannot be sure that patents will be issued on such applications or that any issued patents will not be successfully contested by third parties. Also, since issuance of a patent does not prevent other companies from using alternative, non-infringing technology or designs, we cannot be sure that any issued patents, or patents that may be issued to others and licensed to us, will provide significant or any commercial protection, especially as new competitors enter the market.

In addition to patent protection, we also rely on trade secrets and other non-patented proprietary information relating to our product development, business processes and operating activities. We seek to protect this information through appropriate efforts to maintain its secrecy, including confidentiality agreements. We cannot be sure that these efforts will be successful or that confidentiality agreements will not be breached. We also cannot be sure that we would have adequate remedies for any breach of such agreements or other misappropriation of our trade secrets, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

Where necessary, we may initiate litigation to enforce our patent or other intellectual property rights. Any such litigation may require us to spend a substantial amount of time and money and could distract management from its day-to-day operations. Moreover, there is no assurance that we will be successful in any such litigation or that such litigation will not result in successful counterclaims or challenges to the validity of our intellectual property rights. Our failure to successfully develop intellectual property, or to successfully obtain, maintain and enforce patents, trademarks and other intellectual property, could affect our ability to distinguish our products and services from those of our competitors and could cause our sales to suffer.

Our business and our ability to provide products and services may be impaired by claims that we infringe the intellectual property rights of others. Vigorous protection and pursuit of intellectual property rights characterize the consumer products industry. These traits can result in significant, protracted and materially expensive litigation. In addition, parties making infringement and other claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products, services or utilize our business methods and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, or at all. It is possible that our intellectual property rights may not be valid or that we may infringe existing or future proprietary rights of others. Any successful infringement claims could subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling products, providing services and utilizing business methods and require us to redesign or, in the case of trademark claims, re-brand our Company, products or services, any of which could have a material adverse effect on our business, results of operations or financial condition.

The three- and five-gallon polycarbonate plastic bottles that we use to bottle our water contain bisphenol A (“BPA”), a chemical that can possibly have adverse health effects on consumers, particularly young children. Any significant change in state, provincial or federal legislation, government regulation or perception by our customers of polycarbonate plastic in food and beverage products could adversely affect our operations and financial results.

Our three- and five-gallon polycarbonate plastic bottles contain BPA. The use of BPA in food packaging materials has been subject to safety assessments by several international, federal and state authorities. For instance, in January 2010, the U.S. Food and Drug Administration (the “FDA”) issued an updated report regarding its current perspective on the safety of BPA in food packaging materials, asserting the need for additional studies on BPA and issuing its interim public health recommendations. BPA is an industrial chemical used to make hard, clear plastic known as polycarbonate, which is currently used in our three- and five-gallon water bottles. BPA is regulated by the FDA as an indirect food additive. While the FDA notes that studies employing standardized toxicity tests support the safety of human exposure to BPA at the low levels currently experienced by consumers, the FDA’s report additionally acknowledges the results of certain recent studies which suggest some concern regarding potential developmental and behavioral effects of BPA exposure, particularly on infants and young children.

The FDA is continuing to evaluate these low dose toxicity studies, as well as other recent peer-reviewed studies related to BPA, and solicited public comment and inter-agency scientific input in connection with updating its formal assessment of the safety of BPA for use in food contact applications. In the interim, the FDA’s public health recommendations include taking reasonable steps to reduce exposure of infants to BPA in the food supply and working with industry to support and evaluate manufacturing practices and alternative substances that could reduce exposure in other populations. Further, the FDA indicates that it plans to review its existing authority to shift to a more robust regulatory framework for oversight of BPA.

Consistent with the findings of numerous international regulatory bodies, we believe that the scientific evidence suggests that polycarbonate plastic made with BPA is a safe packing material for all consumers. Nonetheless, media reports and the FDA report have prompted concern in our marketplace among existing and potential customers. It is possible that developments surrounding this issue could lead to adverse effects on our business. Such developments could include:

•	increased publicity that changes public or regulatory perception regarding packaging that uses BPA, so that significant numbers of consumers stop purchasing products that are packaged in polycarbonate plastic;
•	the emergence of new scientific evidence that suggests that the low doses of BPA to which consumers may be exposed when using polycarbonate plastic is unsafe;
•	interpretations of existing evidence by the FDA or other regulatory agencies that lead to prohibitions on the use of polycarbonate plastic as packaging for consumable products;
•	the listing of BPA by California’s Office of Environmental Health Hazard Assessment on the state’s Proposition 65 list, which would require us to label our products with information about BPA content and could obligate us to evaluate the levels of exposure to BPA associated with the use of our products;
•	additional regulation of the use of BPA in food contact applications by the Canadian government, which has recently added BPA to the list of toxic substances in Schedule 1 of the Canadian Environmental Protection Act, 1999; and
•	the inability of sellers of consumable products to find an adequate supply of alternative packaging if polycarbonate plastic containing BPA becomes an undesirable or prohibited packaging material.

In addition, federal, state and local governmental authorities have and continue to introduce proposals intended to restrict or ban the use of BPA in food and beverage packaging materials, and indeed, a number of states have recently enacted BPA-related legislation. At this juncture, we cannot predict with certainty the impact that this enacted and proposed legislation may have on our business.

If any of these events were to occur, our sales and operating results could be materially adversely affected.

Our products and services are heavily regulated in the United States and Canada. If we are unable to continue to comply with applicable regulations and standards in any jurisdiction, we might not be able to sell our products in that jurisdiction or they could be recalled, and our business could be seriously harmed.

The production, distribution and sale of our products in the United States are subject to regulation by the FDA under the Federal Food, Drug and Cosmetic Act (the “FDCA”), and by other regulatory authorities under the Occupational Safety and Health Act, the Lanham Act and various environmental statutes. In Canada, these activities are subject to regulation by Health Canada and the Canadian Food Inspection Agency (the “CFIA”) under the Canadian Food and Drugs Act. We are also subject to various other federal, state, provincial and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, promotion, labeling and ingredients of such products. For example, measures have been enacted in various localities and states that require a deposit to be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other deposit, recycling or product stewardship proposals have been introduced in various jurisdictions. We anticipate that similar legislation or regulations may be proposed in the future at the local, state and federal levels.

The FDA regulates bottled water as a food under the FDCA. Our bottled water must meet FDA and CFIA requirements of safety for human consumption, identity, quality and labeling. Further, any claims we make in marketing our products, such as claims related to the beneficial health effects of drinking water, are subject to FDA’s advertising and promotion requirements and restrictions. In addition, the FDA has established current good manufacturing practices, regulations which govern the facilities, methods, practices and controls used for the processing, bottling and distribution of bottled drinking water. We and our third-party bottling and distribution partners are subject to these requirements. In addition, all public drinking water must meet Environmental Protection Agency standards established under the Safe Drinking Water Act for mineral and chemical concentration and drinking water quality and treatment. We also must comply with overlapping and, in some cases, inconsistent state regulations in a variety of areas. These state-level regulations, among other things, set standards for approved water sources and the information that must be provided and the basis on which any therapeutic claims for water may be made. In Canada, we are subject to similar regulations administered by Health Canada and the CFIA, as well as provincial authorities. We must expend resources to continuously monitor national, state and provincial legislative and regulatory activities in order to identify and ensure compliance with laws and regulations that apply to our bottled water business in each state and province in which we operate.

Additionally, the manufacture, sale and use of resins used to make water bottles are subject to regulation by the FDA. These regulations relate to substances used in food packaging materials, not with specific finished food packaging products. Our beverage containers are deemed to be in compliance with FDA regulations if the components used in the containers: (i) are approved by the FDA as indirect food additives for their intended uses and comply with the applicable FDA indirect food additive regulations; or (ii) are generally recognized as safe for their intended uses and are of suitable purity for those intended uses. We may be subject to additional or changing requirements under the recently enacted Federal Food Safety Modernization Act of 2011, which requires among other things, that food facilities conduct contamination hazard analyses, implement risk-based preventive controls and develop track and trace capabilities.

The Consumer Product Safety Commission, FDA, Health Canada, CFIA or other applicable regulatory bodies may require the recall, repair or replacement of our products if those products are found not to be in compliance with applicable standards or regulations. The failure of our third party manufacturers or bottlers to produce merchandise that adheres to our quality control standards could damage our reputation and lead to customer litigation against us. If our manufacturers or distributors are unable or unwilling to recall products failing to meet our quality standards, we may be required to remove merchandise or recall those products at a substantial cost to us. We may be unable to recover costs related to product recalls.

We believe that our self-imposed standards meet or exceed those set by federal, state, provincial and local regulations. In addition, we voluntarily comply with the Federal Trade Commission’s “Green Guides” concerning the making of environmental claims in marketing materials. Nevertheless, our failure or the failure of our suppliers, bottlers, distributors or third-party services providers to comply with federal, state, provincial or local laws, rules or regulations could subject us to potential governmental enforcement action for violation of such regulations, which could result in warning letters, fines, product recalls or seizures, civil or criminal penalties and/or temporary or permanent injunctions, each of which could materially harm our business, financial condition and results of operations. In addition, our failure, or even our perceived failure, to comply with applicable laws, rules or regulations could cause retailers and others to determine not to do business with us or reduce the amount of business they do with us.

Legislative and executive action in state and local governments enacting local taxes on bottled water to include multi-gallon bottled water could adversely affect our business and financial results.

Regulations have been enacted or proposed in some localities where we operate to enact local taxes on bottled water. These actions are purportedly designed to discourage the use of bottled water due in large part to concerns about the environmental effects of producing and discarding large numbers of plastic bottles. While we have not to date directly experienced any adverse effects from these concerns, and we believe that our products are sufficiently different from those affected by recent enactments, there is no assurance that our products will not be subject to future legislative and executive action by state and local governments, which could have a material adverse effect on our business, results of operations or financial condition.

Litigation or legal proceedings could expose us to significant liabilities, including product liability claims, and damage our reputation.

We are from time to time party to various litigation claims and legal proceedings. We evaluate these claims and proceedings to assess the likelihood of unfavorable outcomes and estimate, if possible, the amount of potential losses. If our products are not properly manufactured or designed, personal injuries or property damage could result, which could subject us to claims for damages. The costs associated with defending product liability and other claims, and the payment of damages, could be substantial. Our reputation could also be adversely affected by such claims, whether or not successful.

We may establish a reserve as appropriate based upon assessments and estimates in accordance with our accounting policies. We base our assessments, estimates and disclosures on the information available to us at the time and rely on legal and management judgment. Actual outcomes or losses may differ materially from assessments and estimates. Actual settlements, judgments or resolutions of these claims or proceedings may negatively affect our business and financial performance. A successful claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages and could materially adversely affect our results of operations and financial condition.

Risks Relating to Our Common Stock

The value of our common stock could be volatile, and the market price of our common stock after this offering may drop below the price you pay.

The overall market and the price of our common stock may fluctuate greatly. Shares of our common stock were sold in our November 2010 initial public offering at a price of $12.00 per share, and, as of May 26, 2011, our common stock has subsequently traded as high as $16.45 and as low as $10.17. An active, liquid and orderly market for our common stock may not develop or be sustained, which could depress the trading price of our common stock. The trading price of our common stock may be significantly affected by various factors, including:

•	quarterly fluctuations in our operating results;
•	changes in investors’ and analysts’ perception of the business risks and conditions of our business;
•	our ability to meet the earnings estimates and other performance expectations of financial analysts or investors;
•	unfavorable commentary or downgrades of our stock by equity research analysts;
•	termination of lock-up agreements or other restrictions on the ability of our existing stockholders to sell their shares; and
•	general economic or political conditions.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at times or prices that we deem appropriate.

As of May 26, 2011, we had 19,932,181 outstanding shares of common stock. The 9,583,333 shares sold in our initial public offering are generally tradable without restriction. Certain of the remaining 10,348,848 shares are subject to lock-up agreements and, in some cases, subject to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act.

In connection with this offering, holders of 7,027,187 shares of our common stock and holders of 740,543 shares of our common stock issuable upon exercise of outstanding equity awards, including in each case all of our officers and directors and the selling stockholders, have entered into lock-up agreements that are expected to expire 90 days from the date of this offering (subject to extension in certain circumstances). Culligan International’s lock-up agreement is subject to early termination on July 15, 2011 if a registration statement for an underwritten public offering providing for the sale by Culligan International of at least 2,200,000 shares of our common stock (and the sale of the first 694,717 shares in excess of 6,000,000 total shares sold) (a “Qualifying Offering”) has not been declared effective by the Securities and Exchange Commission prior to July 15, 2011. The representative of the underwriters for this offering may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

In addition, Culligan International and Omnifrio Beverage Company, LLC both have rights with respect to the registration of their shares under the Securities Act. When we register their shares of common stock, these stockholders could sell those shares in the public market following the expiration of lock-up agreements without being subject to the volume and other restrictions of Rule 144 and Rule 701. In connection with this offering, Culligan International entered into an amendment to its registration rights agreement with the Company that provides that a resale registration statement registering Culligan International’s shares is required to be effective no later than (a) July 15, 2011 or (b) if the Company files a registration statement in connection with a Qualifying

Offering which is declared effective by the Securities and Exchange Commission before July 15, 2011, the date which is 75 days after the effective date of that registration statement.

In addition, we intend to register 1,108,578 shares of common stock that are issuable in connection with our equity compensation plans.

In addition to the shares of common stock we are offering hereby, we may in the future issue additional shares of common stock to raise capital or complete acquisitions, which could result in additional dilution to our stockholders.

Our certificate of incorporation authorizes the issuance of up to 70,000,000 shares of common stock, par value $0.001 per share. As of May 26, 2011, we had 19,932,181 shares of common stock issued and outstanding. We will have 23,353,550 shares of common stock outstanding after this offering (assuming no exercise by the underwriters of their option to purchase additional shares of common stock to cover over-allotments, if any). If (i) our cash flows are less than we anticipate or we have less than expected availability under our senior revolving credit facility, (ii) we choose to accelerate our rate of organic growth beyond its currently anticipated level or (iii) we pursue additional strategic acquisitions, in addition to the shares of common stock we are offering hereby, we may in the future issue a substantial number of additional shares of our common stock to raise capital or to fund such acquisitions. The issuance of such additional shares of our common stock may result in significant dilution to our existing stockholders and adversely affect the prevailing market price for our common stock.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of May 26, 2011, our executive officers, directors and their affiliates beneficially own, in the aggregate, approximately 17.6% of our outstanding shares of common stock. In particular, Billy D. Prim, our Chairman, Chief Executive Officer and President, beneficially owns approximately 12.4% of our outstanding shares of common stock as of May 26, 2011. In addition, Culligan International owns approximately 14.5% of our outstanding shares of common stock as of May 26, 2011. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. We currently have research coverage by a limited number securities and industry analysts. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our Company more difficult without the approval of our Board of Directors. These provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;
•	eliminate the ability of our stockholders to act by written consent in most circumstances;
•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	provide that the Board of Directors is expressly authorized to make, alter or repeal our amended and restated bylaws; and
•	establish a classified board of directors the members of which will serve staggered three-year terms.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If we do not timely satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the trading price of our common stock could be adversely affected.

As a company with publicly-traded securities, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002. This law requires us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal control over financial reporting. The cost to comply with this law will affect our net income adversely. Any delays or difficulty in satisfying the requirements of Section 404 could, among other things, cause investors to lose confidence in, or otherwise be unable to rely on, the accuracy of our reported financial information, which could adversely affect the trading price of our common stock. In addition, failure to comply with Section 404 could result in the Nasdaq Stock Market imposing sanctions on us, which could include the delisting of our common stock.

Risks Relating to Our Indebtedness

Restrictive covenants in our senior revolving credit facility restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely restrict our financial and operating flexibility and subject us to other risks.

Our senior revolving credit facility contains various restrictive covenants that limit our and our subsidiaries’ ability to take certain actions. In particular, these agreements limit our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;
•	make restricted payments (including paying dividends on, redeeming or repurchasing capital stock);
•	make certain investments or acquisitions;
•	create liens on our assets to secure debt;
•	engage in certain types of transactions with affiliates;
•	engage in sale-and-leaseback or similar transactions; and
•	transfer or sell assets, merge, liquidate or wind-up.

Any or all of these covenants could have a material adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations. Any future debt could also contain financial and other covenants more restrictive than those to be imposed under our senior revolving credit facility.

A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under that instrument and, due to customary cross-default and cross-acceleration provisions, could result in a default under any other debt instrument that we may have. If the lenders under our indebtedness were to so accelerate the payment of the indebtedness, we cannot assure you that our assets or cash flow would be sufficient to repay in full our outstanding indebtedness, in which event we likely would seek reorganization or protection under bankruptcy or other, similar laws.

We may be unable to generate sufficient cash flow to service our debt obligations. In addition, our inability to generate sufficient cash flows to support operations and other activities without debt financing could prevent future growth and success.

Our ability to generate cash, make scheduled payments or refinance our obligations depends on our successful financial and operating performance. Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions and various financial, business and other factors, many of which are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt, any or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions on terms acceptable to us, or at all, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt agreements.

If we are unable to generate sufficient cash flows to support capital expansion, business acquisition plans and general operating activities, and are unable obtain the necessary funding for these items through debt financing, our business could be negatively affected and we may be unable to expand into existing and new markets. Our ability to generate cash flows is dependent in part upon obtaining necessary financing at favorable interest rates. Interest rate fluctuations and other capital market conditions may prevent us from doing so.

Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our suppliers, bottlers, distributors and customers.

The global capital and credit markets have experienced increased volatility and disruption in recent years, making it more difficult for companies to access those markets. There can be no assurance that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. Our business could also be negatively impacted if our suppliers, bottlers, distributors or retail customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” sections of this prospectus. Forward-looking statements include information concerning our possible future results of operations, business strategies, competitive position, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in the “Risk Factors” section and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $45.6 million (or approximately $48.3 million if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any). This estimate is based on an assumed public offering price of $14.17 per share, which was the last reported sale price of our common stock on May 26, 2011, less estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders except as described below. We intend to use the net proceeds from this offering for the following purposes:

•	$28.7 million to repay borrowings and estimated accrued interest under our current senior revolving credit facility; and

•	$16.9 million for working capital and general corporate purposes, including establishing new store locations for our water bottle exchange and refill vending services.

As of May 26, 2011, we had $28.7 million of outstanding borrowings, including accrued interest, under our senior revolving credit facility that is scheduled to expire in November 2013. Interest on outstanding borrowings under the senior revolving credit facility is payable at our option at either a floating base rate plus an interest rate spread or a floating LIBOR rate plus an interest rate spread. At May 26, 2011, we had $28.7 million in base rate borrowings that bore interest at 5.25%. Borrowings under our current senior revolving credit facility during the past 12 months were made (a) to fund a portion of the purchase price for the Refill Business and the other transactions that occurred in connection with the closing of our initial public offering, (b) to fund the cash portion of the consideration paid for the Canada Bulk Water Exchange Business and the Omnifrio Single-Serve Beverage Business and (c) for working capital and general corporate expenses, including establishing new store locations for our water bottle exchange and refill vending services.

We issued 307,217 shares of our common stock to Culligan International on March 8, 2011 as payment of a portion of the purchase price for the Canada Bulk Water Exchange Business. Any profits realized by Culligan International upon the sale of up to 307,217 shares of common stock prior to September 7, 2011 are recoverable by the Company under Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, Culligan International agreed that it will pay us the amount of any profit realized as a result of the sale of 307,217 of the shares of common stock it sells in this offering, less direct transaction expenses. Based upon an assumed offering price of $14.17, we estimate that Culligan International will disgorge approximately $241,000 to us. This estimated amount to be disgorged is calculated by reference to Culligan International’s gross proceeds from the sale of such 307,217 shares in this offering (approximately $4,353,000) less its direct transaction expenses (approximately $293,000 consisting of the underwriting discount and legal fees and expenses directly related to the offering) less its purchase price for such shares (approximately $3,819,000). We intend to use any such amounts paid to us for working capital and general corporate purposes as described above.

PRICE RANGE OF COMMON STOCK

We completed the initial public offering of our common stock on November 10, 2010. The principal United States market on which the Company’s common stock is listed and traded is the Nasdaq Global Market under the symbol “PRMW”.

The table below presents the high and low sales prices per share of our common stock as reported on the Nasdaq Global Market for the periods indicated:

Year Ended December 31, 2011:	High	Low

First Quarter	$14.74	$10.17
Second Quarter (through May 26, 2011)	$16.45	$11.84

Year Ended December 31, 2010:	High	Low

Fourth Quarter (Beginning November 5, 2010)	$15.00	$11.53

On May 26, 2011, the last reported sale price of our common stock on the Nasdaq Global Market was $14.17.

As of May 26, 2011, we had approximately 90 shareholders of record.

DIVIDEND POLICY

We have never paid or declared cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to finance the development and expansion of our business. We do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon various factors, including our results of operations, financial condition, capital requirements, debt levels, statutory and contractual restrictions applicable to the payment of dividends, investment opportunities and other factors that our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2011:

•	on an actual basis; and

•	on a pro forma basis to reflect (i) the sale of shares in this offering at an assumed offering price of $14.17 per share, which was the last reported sale price of our common stock on May 26, 2011, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and (ii) the application of a portion of the net proceeds from such sale of common stock to repay borrowings under our current senior revolving credit facility and to pay fees and expenses in connection with the foregoing.

You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2011
	Actual	Pro Forma
	(In thousands, except par value data)
	(Unaudited)

Cash	$1,073	$26,048

Current portion of long-term debt, capital leases and notes payable	$11	$11
Long-term debt, capital leases and notes payable, net of current portion	20,613	31
Stockholders’ equity (deficit)
Common stock ($0.001 par value, 70,000 shares authorized and 19,362 shares issued and outstanding, actual; and 70,000 shares authorized and 22,784 shares issued and outstanding, pro forma	19	23
Preferred stock, $0.001 par value, 65,000 shares authorized and no shares issued and outstanding	—	—
Additional paid-in capital	223,532	269,086
Common stock warrants	6,966	6,966
Accumulated deficit	(115,836)	(115,836)
Accumulated other comprehensive income	537	537

Total stockholders’ equity	115,218	160,776

Total capitalization	$135,842	$160,818

The shares outstanding data in the preceding table as of March 31, 2011:

•	excludes 68,823 shares of unvested restricted common stock;
•	excludes 466,211 shares of common stock issuable upon the exercise of outstanding stock options;
•	excludes 81,000 shares of common stock issuable in connection with outstanding restricted stock units that are to be settled in shares of common stock;
•	excludes 846,393 shares of common stock issuable upon the exercise of outstanding warrants;
•	excludes an additional 468,559 shares of common stock issuable under our 2010 Omnibus Long-Term Incentive Plan that were not subject to outstanding awards;
•	excludes an aggregate of 23,958 shares of common stock issuable under our 2010 Employee Stock Purchase Plan; and
•	assumes no exercise of the underwriters’ over-allotment option to purchase up to 900,000 additional shares of our common stock from us and the selling stockholders.

SELECTED FINANCIAL DATA

The following tables set forth, for the periods and dates indicated, our selected historical consolidated financial and other data. We prepared the selected historical consolidated financial data using our consolidated financial statements for each of the periods presented. The selected historical consolidated financial data for each year in the three-year period ended December 31, 2010, was derived from our audited historical consolidated financial statements appearing elsewhere in this prospectus, and the selected historical consolidated financial data for each year in the two-year period ended December 31, 2007, was derived from our audited historical consolidated financial statements not appearing in this prospectus. The selected historical consolidated financial data as of and for the three months ended March 31, 2010 and 2011 was derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The historical results included here and elsewhere in this prospectus are not necessarily indicative of future performance or results of operations.

The selected historical consolidated financial data presented below represent portions of our financial statements and are not complete. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Statement of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(In thousands, except per share data)

Consolidated statements of operations data:
Net sales	$6,589	$13,453	$34,647	$46,981	$44,607	$8,829	$17,139
Operating costs and expenses:
Cost of sales	6,141	11,969	30,776	38,771	34,213	6,922	12,113
Selling, general and administrative expenses	7,491	10,353	13,791	9,922	12,621	2,733	4,059
Acquisition-related costs	—	—	—	—	2,491	—	703
Depreciation and amortization	3,681	3,366	3,618	4,205	4,759	995	1,901

Total operating costs and expenses	17,313	25,688	48,185	52,898	54,084	10,650	18,776

Loss from operations	(10,724)	(12,235)	(13,538)	(5,917)	(9,477)	(1,821)	(1,637)
Interest and other (expense) income, net	116	65	(70)	(2,257)	(3,416)	(720)	(287)

Loss from continuing operations before income taxes	(10,608)	(12,170)	(13,608)	(8,174)	(12,893)	(2,541)	(1,924)
Provision for income taxes	—	—	—	—	—	—	(190)

Loss from continuing operations	(10,608)	(12,170)	(13,608)	(8,174)	(12,893)	(2,541)	(2,114)
Loss from discontinued operations, net of income taxes	—	(1,904)	(5,738)	(3,650)	—	—	—

Net loss	(10,608)	(14,074)	(19,346)	(11,824)	(12,893)	(2,541)	(2,114)
Preferred dividends, beneficial conversion and warrant modification charges	(851)	(2,147)	(19,875)	(3,042)	(9,831)	(582)	—

Net loss attributable to common stockholders	$(11,459)	$(16,221)	$(39,221)	$(14,866)	$(22,724)	(3,123)	(2,114)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common shareholders	$(7.94)	$(9.88)	$(23.06)	$(7.72)	$(5.81)	$(2.15)	$(0.11)
Loss from discontinued operations attributable to common shareholders	—	(1.32)	(3.96)	(2.51)	—	—	—

Net loss attributable to common shareholders	$(7.94)	$(11.20)	$(27.02)	$(10.23)	$(5.81)	$(2.15)	$(0.11)

Basic and diluted weighted average common shares outstanding	1,443	1,448	1,452	1,453	3,910	1,453	19,115

	As of December 31,					As of March 31,
	2006	2007	2008	2009	2010	2010
						(unaudited)
	(In thousands)

Consolidated balance sheet data:
Cash	$7,638	$5,776	$516	$—	$443	$1,073
Total assets	20,904	21,909	30,570	22,368	139,611	152,128
Current portion of long-term debt	74	13	7,009	426	11	11
Long-term debt, net of current maturities	13	—	5	14,403	17,945	20,613
Other long-term obligations	—	—	481	1,048	748	938

	As of December 31,					Three Months
	2006	2007	2008	2009	2010	Ended March 31, 2011
	(In thousands, except location amounts)

Other information:
Primo water operations locations at period end	2,300	4,700	6,400	7,000	12,600	14,600
Primo water operations units (5 gallon equivalents) sold	701	1,897	3,071	3,694	8,137	9,050
Primo water dispenser units sold	—	12	177	272	191	58

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

Overview

We are a rapidly growing provider of multi-gallon purified bottled water, self-serve filtered drinking water, and water dispensers sold through major retailers in the United States and Canada. Our business is designed to generate recurring demand for Primo purified bottled water through the sale of our innovative water dispensers. Once our bottled water is consumed using a water dispenser, empty bottles are either exchanged at our recycling center displays, which provide a recycling ticket that offers a discount toward the purchase of a new bottle of Primo purified water (exchange services) or they can be refilled at a self-serve filtered drinking water vending location (refill services). We provide major retailers throughout the United States and Canada with single-vendor solutions for water bottle exchange services and refill services. Our solutions are easy for retailers to implement, require minimal customer management supervision and store-based labor and provide centralized billing and detailed performance reports. As of March 31, 2011, our Water services were offered in each of the contiguous United States and Canada at approximately 14,600 retail locations. For 2008, 2009 and 2010, we generated net sales of $34.6 million, $47.0 million and $44.6 million, respectively.

On November 10, 2010, we completed our initial public offering (“IPO”) of 8.3 million shares of our common stock at a price of $12.00 per share. In addition on November 18, 2010, we issued an additional 1.3 million shares upon the exercise of the over-allotment option by the underwriters of our IPO. The net proceeds of the IPO after deducting underwriting discounts and commissions were approximately $106.9 million.

On November 10, 2010, we acquired certain assets of Culligan Store Solutions, LLC and Culligan Canada (the “Refill Business” or “Refill Acquisition”) pursuant to an Asset Purchase Agreement dated June 1, 2010 for a purchase price of approximately $109.1 million. The purchase price was paid by $74.5 million in proceeds from the IPO and the issuance of approximately 2.6 million shares of our common stock with a value of approximately $34.6 million based upon the $13.38 average price of our common stock on November 10, 2010.

In addition to the acquisition of the Refill Business, we used the proceeds of our IPO along with $15.0 million in borrowings under our senior revolving credit facility to: (i) repay the outstanding borrowings under our prior senior loan agreement of approximately $7.9 million; (ii) repay subordinated debt and accrued interest of approximately $18.7 million; (iii) redeem 50% of the outstanding Series B preferred stock along with all unpaid and accrued dividends totaling approximately $15.8 million; and (iv) to pay fees and expenses of approximately $5.0 million in connection with all of the foregoing items.

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations, when we refer to “same-store unit growth” for our Water segment, we are comparing retail locations at which our exchange services have been available for at least 12 months at the beginning of the relevant period.

Business Segments

At March 31, 2011, we had two operating segments and two reportable segments: Primo Water (“Water”) and Primo Products (“Products”). The Water segment includes our historical business of bottled water exchange services (“Exchange”), the Refill Business (“Refill”) acquired in November 2010, the Canada Bulk Water Exchange Business (“Canada Exchange”) acquired in March 2011 and the operations of a unit that previously was an operating segment, but did not meet quantitative threshold for reporting purposes. Historically, we have disclosed Exchange, Refill and Products as reportable segments. However in 2011, we have begun to integrate the Exchange and Refill operations to take advantage of synergies and to eliminate duplicate operations and costs. In integrating the businesses we have changed our internal management and reporting structure such that Exchange and Refill no longer meet the requirements of operating segments on a stand-alone basis. The recently acquired Canada Exchange business will be reported within the Water segment. All previous periods have been retrospectively revised to conform to this presentation.

Our Water segment sales consist of the sale of multi-gallon purified bottled water (exchange services) and our self-serve filtered drinking water vending service (refill services) through retailers in each of the contiguous United States and Canada. Our Water services are offered through point of purchase display racks or self-serve filtered water vending displays and recycling centers that are prominently located at major retailers in space that is often underutilized.

Our Products segment sells water dispensers that are designed to dispense Primo and other dispenser-compatible bottled water. Our Products sales are primarily generated through major U.S. retailers. Our water dispensers are sold primarily through a direct-import model, where we recognize revenues for the sale of the water dispensers when title is transferred to our retailer customers. We support retail sell-through with limited domestic inventory. We design, market and arrange for certification and inspection of our products.

We evaluate the financial results of these segments focusing primarily on segment net sales and segment income (loss) from operations before depreciation and amortization (“segment income (loss) from operations”). We utilize segment net sales and segment income (loss) from operations because we believe they provide useful information for effectively allocating our resources between business segments, evaluating the health of our business segments based on metrics that management can actively influence and gauging our investments and our ability to service, incur or pay down debt.

Cost of sales for Water consists of costs for bottling and related packaging materials and distribution costs for our bottled water for our exchange services and servicing and material costs for our refill services. Cost of sales for Products consists of contract manufacturing, freight, duties and warehousing costs of our water dispensers.

Selling, general and administrative expenses for all segments consist primarily of personnel costs for sales, marketing, operations support and customer service, as well as other supporting costs for operating each segment.

Expenses not specifically related to operating segments are shown separately as Corporate. Corporate expenses are comprised mainly of compensation and other related expenses for corporate support, information systems, and human resources and administration. Corporate expenses also include certain professional fees and expenses and compensation of our Board of Directors.

In December 2009, we completed the divestiture of our former subsidiary, Prima Bottled Water, Inc. (“Prima”), by distributing the stock in Prima to our existing stockholders on a pro rata basis based upon each such stockholder’s proportionate ownership of our common stock, Series A preferred stock and Series C preferred stock on an as-converted basis. The assets, liabilities and results of operations of Prima are accounted for as discontinued operations. For 2008 and 2009, we recognized losses from discontinued operations of $5.7 million and $3.7 million, respectively.

Recent Transactions

Canada Bulk Water Exchange Business

On March 8, 2011, we completed the acquisition of certain of Culligan Canada’s assets related to its bulk water exchange business (the “Canada Bulk Water Exchange Business”). The consideration paid for the Canada Bulk Water Exchange Business was approximately $5.4 million, which consisted of a cash payment of approximately $1.6 million and the issuance of 307,217 shares of our common stock, and the assumption of certain specified liabilities. The Canada Bulk Water Exchange Business provides refill and delivery of water in 18-liter containers to commercial retailers in Canada for resale to consumers. The acquisition of the Canada Bulk Water Exchange Business expands our existing exchange service offering and provides us with an immediate network of regional operators and major retailers in Canada (including Walmart, Sobeys, The Home Depot and Zellers) with approximately 780 retail locations. The Canada Bulk Water Exchange Business has been accounted for as a business combination in accordance with the acquisition method.

Omnifrio Single-Serve Beverage Business

On April 11, 2011, we completed the acquisition of certain intellectual property and other assets (the “Omnifrio Single-Serve Beverage Business”) from Omnifrio Beverage Company, LLC (“Omnifrio”) for total consideration of up to approximately $13.2 million, consisting of: (i) a cash payment at closing of $2.0 million; (ii) the issuance at closing of 501,080 shares of the Company’s common stock; (iii) a cash payment of $2.0 million on the 15-month anniversary of the closing date (subject to the Company’s setoff rights in the asset purchase agreement); (iv) up to $3.0 million in cash milestone payments; and (v) the assumption of certain specified liabilities relating to the Omnifrio Single-Serve Beverage Business. The Omnifrio Single-Serve Beverage Business has been accounted for as a business combination in accordance with the acquisition method.

The Omnifrio Single-Serve Beverage Business primarily consists of technology related to single-serve cold carbonated beverage appliances and consumable flavor cups, or “S-cups”, and CO2 cylinders used with the appliances to make a variety of cold beverages. The acquisition of the Omnifrio Single-Serve Beverage Business serves as an entry point into the U.S. market for carbonated beverages and the rapidly growing self-carbonating appliance and single-serve beverage segments.

Results of Operations

The following table sets forth our results of operations:

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands)

Consolidated statements of operations data:
Net sales	$34,647	$46,981	$44,607	$8,829	$17,139
Operating costs and expenses:
Cost of sales	30,776	38,771	34,213	6,922	12,113
Selling, general and administrative expenses	13,791	9,922	12,621	2,733	4,059
Acquisition-related costs	—	—	2,491	—	703
Depreciation and amortization	3,618	4,205	4,759	995	1,901

Total operating costs and expenses	48,185	52,898	54,084	10,650	18,776

Loss from operations	(13,538)	(5,917)	(9,477)	(1,821)	(1,637)
Interest expense and other, net	(70)	(2,257)	(3,416)	(720)	(287)

Loss from continuing operations before income taxes	(13,608)	(8,174)	(12,893)	(2,541)	(1,924)
Provision for income taxes	—	—	—	—	(190)

Loss from continuing operations	(13,608)	(8,174)	(12,893)	(2,541)	(2,114)
Loss from discontinued operations, net of income taxes	(5,738)	(3,650)	—	—	—

Net loss	(19,346)	(11,824)	(12,893)	(2,541)	(2,114)
Preferred dividends, beneficial conversion and warrant modification charges	(19,875)	(3,042)	(9,831)	(582)	—

Net loss attributable to common shareholders	$(39,221)	$(14,866)	$(22,724)	$(3,123)	$(2,114)

The following table sets forth our results of operations expressed as a percentage of net sales:

				Three Months
	Years Ended December 31,			Ended March 31,
	2008	2009	2010	2010	2011

Consolidated statements of operations data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of sales	88.8	82.5	76.7	78.4	70.7
Selling, general and administrative expenses	39.8	21.1	28.3	31.0	23.7
Acquisition-related costs	—	—	5.6	—	4.1
Depreciation and amortization	10.5	9.0	10.6	11.2	11.1

Total operating costs and expenses	139.1	112.6	121.2	120.6	109.6

Loss from operations	(39.1)	(12.6)	(21.2)	(20.6)	(9.6)
Interest expense and other, net	(0.2)	(4.8)	(7.7)	(8.2)	(1.6)

Loss from continuing operations before income taxes	(39.3)	(17.4)	(28.9)	(28.8)	(11.2)
Provision for income taxes	—	—	—	—	(1.1)

Loss from continuing operations	(39.3)	(17.4)	(28.9)	(28.8)	(12.3)
Loss from discontinued operations, net of income taxes	(16.5)	(7.8)	—	—	—

Net loss	(55.8)%	(25.2)%	(28.9)%	(28.8)%	(12.3)%

The following table sets forth our segment net sales and segment income (loss) from operations presented on a segment basis and reconciled to our consolidated loss from operations.

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011

Segment net sales
Water	$21,111	$24,249	$29,875	$5,920	$13,146
Products	13,758	22,824	14,741	2,909	3,993
Inter-company elimination	(222)	(92)	(9)	—	—

Total net sales	$34,647	$46,981	$44,607	$8,829	$17,139

Segment income (loss) from operations
Water	$(1,383)	$3,340	$4,767	$792	$3,194
Products	(1,447)	(272)	(563)	(61)	(430)
Intercompany elimination	(13)	9	—	—	—
Corporate	(7,077)	(4,789)	(8,922)	(1,557)	(2,500)
Depreciation and amortization	(3,618)	(4,205)	(4,759)	(995)	(1,901)

Loss from operations	$(13,538)	$(5,917)	$(9,477)	$(1,821)	$(1,637)

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2011

Net Sales.  Net sales for the three months ended March 31, 2011 increased $8.3 million or 94.1% to $17.1 million from $8.8 million for the three months ended March 31, 2010. The increase in net sales resulted from a 122.1% increase in Water sales and a 37.3% increase in Products sales.

Water.  Water net sales increased $7.2 million or 122.1% to $13.1 million, representing 76.7% of our total net sales for the three months ending March 31, 2011. The increase in Water net sales is partially due to an 11.7% increase in exchange services, driven by a 12.3% increase in five-gallon equivalent units sold to

1.2 million units (excluding the Canada Bulk Water Exchange Business) and a 6.0% same-store unit growth compared to the first quarter of 2010. In addition, net sales for the three months ended March 31, 2011, included $6.4 million and $0.2 million in sales attributable to the Refill Business and the Canada Bulk Water Exchange Business, respectively.

Products.  Products net sales increased $1.1 million, or 37.3% to $4.0 million, representing 23.3% of our total net sales for the three months ended March 31, 2011. The increase is due primarily to the addition of several new water dispenser models, which began shipping in the fourth quarter of 2010. We believe that sales at retail to end consumers increased approximately 8% with approximately the same number of selling locations during the three months ended March 31, 2011 compared to the prior year.

Gross Margin.  Our overall gross margin, defined as net sales less cost of sales, increased as a percentage of net sales to 29.3% for the three months ended March 31, 2011, from 21.6% for the three months ended March 31, 2010, respectively. The improvement in gross profit margin is primarily the result of an increased mix of higher margin Water segment sales.

Water.  Gross margin as a percentage of net sales in our Water segment increased to 36.6% for the three months ended March 31, 2011, from 28.6% for the three months ended March 31, 2010. Gross margin during the first quarter of 2011 benefited from the impact of the Refill Business and higher margin refill services.

Products.  Gross margin as a percentage of net sales in our Products segment decreased to 5.3% for the three months ended March 31, 2011 from 7.4% for the three months ended March 31, 2010. The decrease in gross margin is primarily the result of an increased mix of sales of products that have lower gross margins as well as a greater mix of domestic sales versus import sales, which are sold at lower gross margins. We continue to focus on selling our water dispensers at minimal operating profit in order to increase home penetration, which we believe will lead to increased recurring revenue, higher margin Water sales.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased $1.3 million or 48.5% to $4.1 million for the three months ended March 31, 2011. However, as a percentage of net sales, selling, general and administrative expenses decreased to 23.7% for the three months ended March 31, 2011, from 31.0% for the three months ended March 31, 2010. The increase is the result of increased headcount necessary to operate as a public company and the costs of operating duplicate back-office operations.

Water.  Selling, general and administrative expenses of our Water segment increased 80.1% to $1.6 million for the three months ended March 31, 2011. The increase is primarily a result of costs of operating duplicate back-office operations following the acquisitions. However, selling, general and administrative expenses as a percentage of Water segment net sales decreased to 12.3% for the three months ended March 31, 2011, compared to 15.2% for the three months ended March 31, 2010. We expect that this trend will continue as we reduce duplicate costs related to the Refill Business acquisition and leverage costs with increased sales growth.

Products.  Selling, general and administrative expenses of our Products segment increased 132.2% to $0.6 million for the three months ended March 31, 2011. Selling, general and administrative expenses as a percentage of Products segment net sales increased to 16.1% for the three months ended March 31, 2011, from 9.5% for the three months ended March 31, 2010. The increase is primarily a result of expenses related to product development, marketing samples and promotional materials related to our new dispenser line.

Corporate.  Corporate selling, general and administrative expenses, increased $0.2 million or 15.4% to $1.8 million for the three months ended March 31, 2011. The increase is primarily from an increase in salaries and related payroll costs from additional employees as well as an increase in professional and related expenses necessary to operate as a public company. However, selling, general and administrative expenses as a percentage of consolidated net sales decreased to 10.5% for the three months ended March 31, 2011, from 17.6% for the three months ended March 31, 2010. While we continue to expect to incur additional costs to operate as a public company related to compliance, reporting and insurance, we expect selling, general and administrative expenses as a percentage of consolidated net sales to continue to decrease as we leverage these expenses with increased sales growth.

Acquisition Related Costs.  Acquisition related costs totaled $0.7 million in the first quarter of 2011 and are associated with the acquisitions of the Refill Business, the Canada Bulk Water Exchange Business and the Omnifrio Single-Serve Beverage Business. These acquisition related costs consist primarily of professional and related expenses. We expect to continue to incur acquisition related costs related to acquisitions ranging from $1.2 to $1.8 million over the remainder of 2011.

Depreciation and Amortization.  Depreciation and amortization increased 91.1% to $1.9 million for the three months ended March 31, 2011. The increase is due to depreciation on property and equipment related to our recent business acquisitions as well as amortization related to identifiable intangible assets.

Interest Expense and Other Income, Net.  Interest expense decreased to $0.3 million for the three months ended March 31, 2011, from $0.7 million for the three months ended March 31, 2010. The decrease is a result of the recapitalization and proceeds from the IPO in November 2010, which allowed the Company to refinance with traditional bank debt at significantly lower interest rates than the subordinated debt.

Preferred Dividends.  Preferred dividends decreased and were eliminated upon the completion of our IPO in which 50% of the Series B preferred stock was redeemed along with all unpaid and accrued dividends. The remaining 50% of the Series B preferred stock was converted into shares of common stock. We do not expect to incur charges for dividends in the future.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Sales.  Net sales for 2010 decreased $2.4 million or 5.1% to $44.6 million from $47.0 million for 2009. The decrease in sales for 2010 resulted primarily from a 35.4% decrease in Products sales offset by a 23.2% increase in Water net sales, which included the Refill Business for the period from November 10, 2010 to December 31, 2010.

Water. Water net sales increased $5.6 million or 23.2% to $29.9 million, representing 67.0% of our total net sales for 2010. The increase for 2010 compared to the same period in 2009 was the result of a $2.3 million increase in exchange services net sales as well as the addition of the Refill Business, which accounted for $3.3 million of the increase. The increase in exchange services net sales was the result of an approximately 11% increase in five-gallon equivalent units sold to approximately 4.1 million. The increase in units sold was driven by an approximately 14% increase in exchange services locations to approximately 8,000 at December 31, 2010 as well as an increase in same store units of approximately 5% for 2010. The increase was offset slightly by a decrease in the average price per unit of approximately 1.1% for 2010 compared to 2009. The decrease in average price per unit is the result of a shift in mix of transactions to 73.6% exchange transactions and 26.4% non-exchange transactions for 2010 compared to 70.9% exchange transactions and 29.1% non-exchange transactions for 2009. The shift in the mix of transactions is due to the increase in the overall number of repeat consumers utilizing our exchange service. We recognize approximately twice as much revenue on non-exchange transactions as we do on exchange transactions as a result of the discount provided to consumers for the return of an empty multi-gallon bottle in exchange for the purchase of a new multi-gallon bottle of purified water. Adding new locations at which our Water services is offered is important to our strategy of penetrating more homes with our water dispensers as expanded locations and increased water bottle availability enhance the convenience of our service to consumers. The acquisition of the Refill Business on November 10, 2010 provided us with an established platform to expand into the self-serve filtered drinking water refill business. The refill services are highly complementary to our exchange services from both a product and operational perspective. For the period from the acquisition date through December 31, 2010, the refill service generated $3.3 million in net sales from approximately 4,600 locations.

Products. Products net sales decreased $8.1 million or 35.4% to $14.7 million, representing 33.0% of our total net sales for 2010. The decrease is a result of a decrease in the number of dispenser units sold by approximately 30.9% for 2010. We believe the decrease in sales and units is primarily the result of retailers continuing to manage their inventory levels in anticipation of a new product line, which began shipping in the fourth quarter of 2010. Sales in the fourth quarter 2010 increased approximately 38% compared to the fourth quarter of 2009. We believe sales at retail to end consumers increased 14% in 2010 compared to 2009. We anticipate this overall trend of decreases in Product sales to reverse and expect to begin increasing sales going forward as more customers begin to replenish their inventories with the new product line.

Gross Margin. Our overall gross margin, defined as net sales less cost of sales, as a percentage of net sales increased to 23.3% for 2010 from 17.5% for 2009.

Water. Gross margin as a percentage of net sales in Water increased to 32.2% for 2010 from 28.4% for 2009. This increase is partially due to exchange services continuing to see benefits from supply chain improvements that increased the gross margin to 27.3% for 2010 from 26.6% for 2009. Gross margins continued to see improvements as we realized a full year’s worth of benefits from these improvements. The acquisition of the Refill Business provided gross margin of 54.0% during the period from November 10, 2010 to December 31, 2010. Gross margins could be impacted in 2011 if fuel prices continue to increase and effect freight and distribution costs negatively.

Products. Gross margin as a percentage of net sales in our Products segment decreased to 5.3% for 2010 from 5.6% for 2009. This decrease is due primarily to the mix of dispensers sold during 2010 as compared to 2009. Our strategy is to sell our water dispensers at minimal operating profit in order to increase home penetration, which we believe will lead to increased recurring revenue, higher margin Water operations sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $2.7 million or 27.2% to $12.6 million for 2010. As a percentage of net sales, selling, general and administrative expenses increased to 28.3% for 2010 from 21.1% for 2009.

Water. Selling, general and administrative expenses of Water increased $1.3 million or 34.8% to $4.8 million for 2010. As a percentage of net sales, selling, general and administrative expenses increased to 16.2% for 2010 from 14.8% for 2009. The increase is primarily related to an increase in exchange services resulting from an increase in marketing and sales efforts related to the addition of new locations in 2010. In addition, the Refill Business added $0.4 million in additional selling, general and administrative expenses during 2010. As we integrate the operations of the Refill Business we anticipate selling, general and administrative expenses to decrease as a percentage of revenues in the future.

Products. Selling, general and administrative expenses of our Products segment decreased $0.2 million or 12.6% to $1.4 million for 2010. This decrease is primarily the result of reduced advertising and marketing expenses in 2010 as compared to 2009. Selling, general and administrative expenses as a percentage of Products segment net sales increased to 9.2% for 2010 from 6.8% for 2009. The increase as a percentage of Products segment net sales is a result of the 35.4% decrease in Product net sales.

Corporate. Corporate selling, general and administrative expenses, increased $1.6 million or 34.3% to $6.4 million for 2010. Corporate selling, general and administrative expenses as a percentage of consolidated net sales increased to 14.4% for 2010 from 10.2% for 2009. The increase resulted primarily from an increase in salaries and related payroll costs associated with the additional employees hired in preparation for our IPO. Also, non-cash stock compensation increased $0.4 million primarily as a result of the immediate vesting of all unvested stock options upon the completion of the IPO. We expect to incur additional costs related to compliance, reporting and insurance in 2011, our first full year operating as a public company.

Acquisition Related Costs. Acquisition related costs totaled $2.5 million in 2010 and are associated with the acquisition of our Refill Business. The acquisition related costs consist primarily of a transaction fee of $1.5 million along with professional and other expenses of approximately $0.6 million and severance costs of $0.4 million. We expect to incur acquisition related costs in 2011 related to the integration of the Refill Business and the acquisitions described in the “Recent Transactions” section above in the range of $1.0 to $2.0 million

Depreciation and Amortization. Depreciation and amortization increased 13.2% to $4.8 million for 2010. The increase is primarily due to approximately $0.4 million in depreciation and amortization related to the acquisition of the Refill Business, which included approximately $18.5 million in property and equipment and approximately $10.3 million in identifiable intangible assets. We expect depreciation to increase in 2011 as a result of the impact of a full year of depreciation and amortization related to the acquisition of the Refill Business as well as for increases in capital expenditures related to the addition of new locations.

Interest (Expense) and Other Income, Net. Net interest expense increased to $3.4 million for 2010 from $2.3 million for 2009. The increase is a result of an increase in the use of debt to fund business operations prior to our IPO in November 2010. In addition, the subordinated notes entered into in December 2009 and September 2010, were at a higher interest then our previous debt. In November 2010, in connection with the completion of our IPO, the subordinated notes were paid in full and retired. We expect interest expense to decrease significantly for 2011 as a result of lower debt levels and lower interest rates.

Preferred Dividends, Beneficial Conversion and Warrant Modification Charges. Preferred dividends, beneficial conversion and warrant modification charges increased by $6.8 million in 2010 to $9.9 million. Dividends on our Series B preferred stock decreased $1.0 million to $2.0 million for 2010. In January 2009, we offered holders of our Series B preferred stock the option to suspend their current cash dividend payment of 10% in exchange for a dividend accrual of 15% for 2009. In January 2010, the dividend accrual was reduced to 10% with no cash dividend until the Series B preferred stock was converted or redeemed. In November 2010, in connection with the completion of our IPO, 50% of Series B preferred stock was redeemed along with all unpaid and accrued dividends. The remaining 50% of the Series B preferred stock was converted into shares of common stock.

The Company also incurred non-cash beneficial conversion charges of $2.9 million associated with its Series B preferred stock and $2.4 million associated with its Series C preferred stock upon the completion of its IPO in November 2010. In addition, for 2010, we incurred a $2.3 million charge related to the modification to the terms of warrants issued to the holders of Series B preferred stock and Series C preferred stock to remove a provision that accelerated the termination of the warrants’ exercise period upon the consummation of an IPO. The warrants will now expire on the date such warrants would have otherwise expired absent an IPO. We do not expect to incur charges for dividends or beneficial conversion charges in the future.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales. Net sales for 2009 increased $12.3 million or 35.6% to $47.0 million from $34.6 million in 2008. The increase in sales resulted primarily from a 65.9% increase in Products sales and a 17.7% increase in Exchange sales.

Water. Water net sales increased $3.1 million or 14.9% to $24.2 million in 2009, representing 51.6% of our total net sales in 2009. The increase was due to an increase in five-gallon equivalent units sold of approximately 0.6 million units or 20.3% to 3.7 million units sold in 2009. The increase in units sold was driven by a same store sales increase of 7.9% as well as an 8.3% increase in selling locations to approximately 7,000 at December 31, 2009. We believe the increase in same store sales is primarily a result of two factors: first, the increase in water dispenser sales results in an increasing number of consumers of multi-gallon bottled water and second, as more consumers become aware of and participate in our exchange services at a particular selling location, the number of water bottle units sold at that location typically increases over comparable prior periods. During 2009, we added approximately 600 selling locations as a result of both adding new retail customers and increased penetration with our existing retail customers. The average price per unit decreased 1.7% in 2009 compared to 2008 as a result of a shift in mix of transactions to 70.9% exchange and 29.1% non-exchange transactions in 2009 compared to 63.2% exchange and 36.8% non-exchange transactions in 2008. The shift in the mix of transactions is due to the increase in the overall number of repeat consumers utilizing our multi-gallon exchange service compared to the number of consumers that are new to our service. We recognize approximately twice as much revenue on non-exchange transactions as we do on exchange transactions as a result of the discount provided to consumers for the return of an empty multi-gallon bottle in exchange for the purchase of a new multi-gallon bottle of purified water.

Products. Products net sales increased $9.1 million or 65.9% to $22.8 million in 2009, representing 48.6% of our total net sales in 2009. Dispenser sales increased 95,000 units or 53% to approximately 272,000 units in 2009. The increase in sales and units in 2009 is primarily a result of a greater than 100% increase in the number of retail locations offering our dispensers to approximately 5,500 at December 31, 2009. The difference in growth rates in net sales compared to the number of retail locations at which our water dispensers are offered is the result of retail locations being added during the course of the year which did not sell our water dispensers during the entire twelve-month period. As a result, during a period in which we experience rapid growth in the number of retail locations at which our water dispensers are offered, there is a delay before the full effect of these additional retail locations is reflected in our net sales. In addition, we successfully launched several new water dispenser models which accounted for approximately 48% of the total units sold in 2009.

Gross Margin. Our overall gross margin, defined as net sales less cost of sales, as a percentage of net sales increased to 17.5% for 2009 from 11.2% for 2008.

Water. Gross margin as a percentage of net sales in our Water segment increased to 28.6% for 2009 from 19.4% in 2008 due primarily to decreased freight costs as a result of the addition of bottling and distribution capabilities during 2008 for which we received a full-year benefit in 2009. With these additions we believe we have sufficient bottling and distribution capabilities to service our continued growth.

Products. Gross margin as a percentage of net sales in our Products segment improved to 5.6% for 2009 from 0.5% in 2008 due primarily to improved pricing from retailers. Our strategy is to sell our water dispensers at minimal operating profit in order to increase home penetration, which we believe will lead to increased recurring-revenue, higher margin Exchange sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2009 decreased $3.9 million or 28.1% to $9.9 million from $13.8 million and, as a percentage of net sales, decreased to 21.1% for 2009 from 39.8% for 2008.

Water. Selling, general and administrative expenses of our Water segment decreased $1.6 million or 31.1% to $3.6 million from $5.2 million and as a percentage of Water segment net sales decreased to 14.8% in 2009 from 24.7% in 2008. The decrease is due to lower employee-related costs as a result of a reduction in headcount of seven employees as well as reduced levels of consulting fees and related travel and benefit costs resulting in approximately $1.0 million of the overall reduction of selling, general and administrative expenses. The additional personnel resources were related to our efforts in 2008 to expand our supply chain with more bottling and distribution capacity. During 2009 we were able to reduce these personnel resources when our supply chain reached what we believe to be an appropriate size. We were able to significantly grow our Water segment net sales and gross margins in 2009 despite the reduction in selling, general and administrative expenses.

Products. Selling, general and administrative expenses of our Products segment decreased as a percentage of Products segment net sales to 6.8% in 2009 from 11.1% in 2008. Our Products segment was able to significantly increase sales without the need for additional headcount or selling, general and administrative costs.

Corporate. Corporate selling, general and administrative expenses for 2009, decreased $2.3 million or 32.3% to $4.8 million from $7.1 million, and as a percent of consolidated net sales decreased to 10.2% for 2009 from 20.4% in 2008. The decrease is primarily due to lower employee-related costs as a result of a reduction in headcount of nine employees as well as reduced levels of consulting fees and related travel and benefit costs resulting in about $1.6 million of the overall reduction of selling, general and administrative expenses. The additional resources were related to our efforts in 2008 to expand our information system and financial infrastructure as well as our efforts to establish new business segments.

Depreciation and Amortization. Depreciation and amortization increased $0.6 million or 16.2% to $4.2 million in 2009 from $3.6 million in 2008. The increase is the result of a full year of depreciation on the $8.3 million of capital expenditures in 2008.

Interest (Expense) and Other Income, Net. Net interest expense for 2009 increased to $2.3 million from $70,000 in 2008 as a result of increased use of debt to fund business operations.

Preferred Dividends and Beneficial Conversion Charge. Dividends on our Series B preferred stock increased $0.7 million to $3.0 million in 2009 from $2.3 million in 2008. In January 2009, we offered holders of our Series B preferred stock the option to suspend their current cash dividend payment of 10% in exchange for a dividend accrual of 15% for 2009. Cash dividends paid on our Series B preferred stock during 2009 and 2008 were $1.3 million and $2.3 million, respectively. At December 31, 2009 and 2008 the accrued and unpaid dividends on our Series B preferred stock were $2.4 million and $0.6 million, respectively, which is included in accrued expenses and other current liabilities in the consolidated balance sheet. Our Series C preferred stock was convertible into common stock at a ratio of 1:0.184, which was based upon a formula taking into account sales for 2008, compared to the original conversion ratio of 1:0.096. The change in the conversion resulted in a $17.6 million beneficial conversion or deemed dividend on the Series C preferred stock for 2008, which is included in the $19.9 million preferred dividends and beneficial conversion charge in 2008.

Liquidity and Capital Resources

The following table shows the components of our cash flows for the periods presented:

				Three Months
	Year Ended December 31,			Ended March 31,
	2008	2009	2010	2010	2011

Net cash provided by (used in):
Operating activities	$(11,832)	$(1,972)	$(7,871)	$(1,666)	$2,420
Investing activities	(9,628)	(2,450)	(80,967)	(571)	(4,469)
Financing activities	24,361	6,274	89,277	2,759	2,667

Since our inception we have financed our operations primarily through the sale of stock, the issuance of debt and borrowings under credit facilities. On November 10, 2010, we completed an IPO of 8.3 million shares of our common stock at a price of $12.00 per share. In addition, on November 18, 2010, we issued an additional 1.3 million shares upon the exercise of the over-allotment option by the underwriters of our IPO. The net proceeds of the IPO after deducting underwriting discounts and commissions were approximately $106.9 million.

At March 31, 2011, our principal sources of liquidity were accounts receivable of $9.3 million, cash of $1.1 million and borrowing availability under our senior revolving credit facility of $7.2 million. During 2010, our primary sources of capital were proceeds from our initial public offering and borrowing availability under our senior revolving credit facility, which had a balance of $10.0 million at December 31, 2010. During 2009, the primary source of capital was proceeds from the issuance of long-term debt and, as of December 31, 2009, we had an outstanding debt balance of $14.8 million, net of a $0.6 million discount. During 2008, our primary source of capital was the proceeds of preferred stock issuances of $19.6 million. Additionally, during 2008 we made borrowings under our current senior revolving credit facility, which had a balance of $7.0 million at December 31, 2008.

Net Cash Flows from Operating Activities

During the first three months of 2011, cash provided by operations was $2.4 million primarily as a result of $2.1 million provided from changes in working capital items related to accounts receivable, inventory, accounts payable and accrued expenses. This increase, due to working capital items, is a result of a record number of installations of new Water retail locations in 2011, which were completed in the latter half of the first quarter. During the first three months of 2010, we used $1.7 million in operations primarily as a result of a net loss of $2.5 million, offset by non-cash depreciation and amortization of $1.0 million.

During 2010, we used $7.9 million in operations primarily as a result of a $12.9 million loss from continuing operations and a $1.6 million increase in working capital components, offset by non-cash depreciation and amortization of $4.8 million, non-cash interest expense of $1.2 million and stock-based compensation expense of $0.7 million.

Net cash used in operating activities was $2.0 million for 2009 and $11.8 million for 2008. For 2009, net cash used in operations was primarily the result of an $8.2 million loss from continuing operations, partially offset by non-cash depreciation and amortization of $4.2 million, non-cash interest expense of $0.7 million related to our long-term debt issuances and reduction in working capital components of $0.8 million. For 2008, net cash used in operations was primarily the result of a $13.6 million loss from continuing operations, partially offset by depreciation and amortization of $3.6 million. Additional working capital for accounts receivable and inventory due to revenue growth resulted in a use of cash of $1.9 million and $1.3 million, respectively, and was partially offset by an increase in accounts payable of $1.1 million.

Net Cash Flows from Investing Activities

Our primary investing activities are capital expenditures for property, equipment and bottles. Our capital expenditures in the past have been primarily for the installation of our recycle centers and display racks at new

Water locations. We also invest in technology infrastructure to manage our national network. During the first three months of 2011 and 2010, cash flows from investing activities primarily consisted of capital expenditures for property, equipment and bottles of $2.2 million and $0.6 million, respectively. Additionally, we completed the acquisition of the Canada Bulk Water Exchange Business in March 2011, which included a cash payment of $1.6 million.

During 2010, cash used in investing activities was $81.0 million primarily as a result of our acquisition of the Refill Business. On November 10, 2010, we completed the acquisition of the Refill Business for a total purchase price of $109.1 million, which was paid by $74.5 million in proceeds from our IPO and the issuance of approximately 2.6 million common shares. Other investing activities included capital expenditures for property, equipment and bottles of $6.4 million. Our capital expenditures are primarily for the installation of our recycle centers and display racks at new locations that offer our water bottle exchange service as well as related transportation racks and bottles. We also invest in technology infrastructure to manage our distribution network.

During 2009 and 2008 cash flows from investing activities were primarily a result of capital expenditures for property and equipment and bottles of $2.4 million and $9.4 million, respectively.

Net Cash Flows from Financing Activities

During the first three months of 2011, cash provided by financing activities was primarily from the net borrowings under senior revolving credit facility of $2.7 million. During the first three months of 2010, cash provided by financing activities was primarily from borrowings under our prior senior revolving credit facility of $3.9 million offset by dividends paid of $0.2 million and equity issuance costs of $0.9 million.

During 2010, cash provided by financing activities was primarily from our issuance of common stock in connection with our IPO. The proceeds from the IPO, net of underwriting discounts, commissions and issuance costs were $104.2 million. On November 10, 2010, we used the proceeds of our IPO along with $15.0 million in borrowings under our new senior revolving credit facility to: (i) repay outstanding borrowings under our prior senior loan agreement of approximately $7.9 million; (ii) repay subordinated debt and accrued interest of approximately $18.7 million; (iii) redeem 50% of the outstanding Series B preferred stock along with all unpaid and accrued dividends totaling approximately $15.8 million; and (iv) pay fees and expenses of approximately $5.0 million in connection with all of the foregoing items.

Prior to our IPO we had net borrowings under our prior senior loan agreement of approximately $6.5 million and had borrowings from subordinated debt of $3.4 million. We also paid dividends of approximately $0.2 million prior to our IPO. Subsequent to our IPO we had borrowings of $15.3 million and payments of $13.3 million under our new senior revolving credit facility. We also incurred $1.5 million in costs associated with our new senior revolving credit facility.

For 2009, financing activities were primarily the issuance of long-term debt of $20.4 million that was partially offset by payments of $6.6 million on our prior senior loan agreement, payments of $5.4 million related to other long-term debt, Series B preferred stock dividend payments of $1.3 million and payment of debt issuance costs of $0.6 million. The cash component of our Series B preferred stock dividends was partially reduced in 2009 and accrued as opposed to paid currently.

For 2008, financing activities were primarily the issuance of preferred stock of $19.6 million and borrowings of $7.0 million on our prior senior loan agreement that were partially offset by payments of $2.3 million of Series B preferred stock dividends.

Senior Revolving Credit Facility

On November 10, 2010, we closed our IPO and entered into a $40.0 million senior revolving credit facility with Wells Fargo Bank, National Association, Bank of America, N.A. and Branch Banking & Trust Company that replaced our Prior Senior Loan Agreement (as defined below). On April 11, 2011, in connection with the acquisition of the Omnifrio Single-Serve Beverage Business, our lenders consented to such acquisition and amended certain financial covenants in the senior revolving credit facility (such credit facility as so amended is referred to as our “Senior Revolving Credit Facility”). The Senior Revolving Credit Facility expires in November 2013 and is secured by substantially all of the assets of the Company.

Interest on the outstanding borrowings under the Senior Revolving Credit Facility is payable at our option at either a floating base rate plus an interest rate spread or a floating rate of LIBOR plus an interest rate spread. Both the interest rate spreads and the commitment fee rate are determined from a pricing grid based on our total leverage ratio. The Senior Revolving Credit Facility also provides for letters of credit issued to our vendors, which reduce the amount available for cash borrowings. We are required to pay a commitment fee on the unused amounts of the commitments under the Senior Revolving Credit Facility. At March 31, 2011, the base rate and floating LIBOR borrowings outstanding were $5.6 million and $15.0 million, respectively, at interest rates of 5.25% and 3.27%, respectively. At March 31, 2011, there were no outstanding letters of credit under the Senior Revolving Credit Facility. The availability under the Senior Revolving Credit Facility was approximately $7.2 million, based upon the maximum leverage ratio allowed at March 31, 2011.

The Senior Revolving Credit Facility contains various restrictive covenants and the following financial covenants: (i) a maximum total leverage ratio that for the quarter ended March 31, 2011 is set at 3.25 to 1.0 and steps up to 3.5 to 1.0 for the period beginning April 1, 2011 and ending June 30, 2011, steps down to 2.75 to 1.0 for the period beginning July 1, 2011 and ending September 30, 2011 and further steps down to 2.5 to 1.0 for the period beginning October 1, 2011 and continuing until the termination of the Senior Revolving Credit Facility; (ii) a minimum EBITDA threshold that is currently set at $7.5 million and increases to $9.0 million for the twelve-month period ended June 30, 2011; (iii) a minimum interest coverage ratio of 3.0 to 1.0 beginning with the quarter ended September 30, 2011; and (iv) a maximum amount of capital expenditures of $25.0 million for the year ending December 31, 2011. At March 31, 2011, the Company was in compliance with all the terms and conditions of the Senior Revolving Credit Facility.

Prior Senior Loan Agreement

In June 2005, we entered into a Loan and Security Agreement that was subsequently amended (the “Prior Senior Loan Agreement”). The facility provided for an up to $10.0 million revolving loan commitment (the “Revolver”). The Revolver was subject to certain borrowing base restrictions based on eligible accounts receivable, eligible inventory less reserves, and the aggregate face amount of undrawn trade letters of credit of which the Company was the beneficiary. The Revolver also provided for letters of credit issued to our vendors, which reduced the amount available for cash borrowings. The Seventh Amendment to the Senior Loan Agreement extended the term of the agreement to January 30, 2011, allowed for up to a $3.0 million over-advance (“Overadvance Line”), which was guaranteed by our CEO, and amended the agreement’s financial covenants. At December 31, 2009, there were outstanding letters of credit under the Revolver totaling approximately $371,000. In connection with the completion of our IPO, the Prior Senior Loan Agreement was paid in full and replaced with the Senior Revolving Credit Facility.

Interest on the outstanding borrowings under the Revolver were payable quarterly at the option of the Company at (i) the LIBOR Market Index Rate (“LMIR”) plus the applicable margin or (ii) the greater of (a) the federal funds rate plus .50% or (b) the bank’s prime rate plus in either case the applicable margin. At December 31, 2009, the interest rate on the outstanding balance on the Revolver was based on the bank’s prime rate plus 2.50% (5.75% at December 31, 2009).

The Overadvance Line was personally guaranteed by Billy Prim, our Chief Executive Officer. As an inducement to Mr. Prim to guarantee the $3.0 million Overadvance Line, the Company issued Mr. Prim $150,000 of restricted stock (12,500 shares) with the per share value equal to the initial public offering price of $12.00 per share. The restricted stock was issued in November 2010 and vested in full on January 2, 2011. The award of restricted stock was approved by the independent members of the board of directors and the amount of the award was based upon 5% of the guaranteed obligations (which the board members believed was an appropriate amount in light of their experience with similar transactions and representative of a 2.5% commitment fee and a 2.5% draw-down fee).

14% Subordinated Convertible Notes due March 31, 2011

In December 2009 and October 2010, we issued our 14% subordinated convertible notes due March 31, 2011 (“Notes”) to 34 investors, including existing stockholders, affiliates of existing stockholders and senior management. The Notes had a total face value of $18.4 million and were subordinated to the Prior Senior Loan Agreement.

The Notes paid quarterly interest at 14% and were paid in full in November 2010 using the proceeds from our IPO and closing of the Senior Revolving Credit Facility.

Warrants to purchase 130,747 shares of our common stock were issued in connection with the Notes. The initial fair value of the warrants was approximately $0.7 million and resulted in an original issue discount on the Notes that was amortized into interest expense over the term of the Notes with the unamortized balance being expensed when the Notes were paid in full in November 2010. The fair value of the warrants was initially included in other long-term liabilities in the consolidated balance sheet based upon estimated fair value as adjusted periodically until such time that the exercise price became fixed at the IPO date, at which time the then fair value was reclassified as a component of stockholders’ equity (deficit). In connection with our IPO the exercise price per share of the warrants was fixed at $9.60, or 80% of the initial public offering price per share of our common stock.

Adequacy of Capital Resources

Our future capital requirements may vary materially from those now anticipated and will depend on many factors, including acquisitions of other businesses, the rate of growth in new locations and related display and rack costs, cost to develop new water dispensers, sales and marketing resources needed to further penetrate our markets, the expansion of our operations in the United States and Canada as well as the response of competitors to our solutions and products. Historically, we have experienced increases in our capital expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase as we grow our business.

While we had no material commitments for capital expenditures as of March 31, 2011, we do anticipate incurring between $17.0 million and $20.0 million of capital expenditures related to our anticipated growth in locations and new water dispenser lines for 2011. In addition, in connection with our acquisitions of the Canada Bulk Water Exchange Business and the Omnifrio Single-Serve Beverage Business, we are making cash payments of approximately $6.6 million in 2011.

We believe our cash, funds available under our Senior Revolving Credit Facility and future cash flows from our operations will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for at least the next twelve months.

During the last three years, trends and conditions in the retail environment and credit markets, inflation and changing prices have not had a material effect on our business and we do not expect that these trends and conditions, inflation or changing prices will materially affect our business in the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.

Contractual and Commercial Commitment Summary

Our contractual obligations and commercial commitments as of December 31, 2010 are summarized below:

	Payments Due by Period
					More
		Less Than	1-3	4-5	Than
Contractual Obligations	Total	1 Year	Years	Years	5 years
	(In thousands)

Long-term debt obligations	$17,912	$—	$17,912	$—	$—
Notes payable and capital lease obligations	43	11	18	14	—
Interest payment obligations(1)	1,880	645	1,235	—	—
Operating lease obligations	1,973	705	953	314	1

Total	$21,808	$1,361	$20,118	$328	$1

(1)	Represents estimated interest payments to be made on our long-term debt, capital leases and notes payable. All interest payments assume that principal payments are made as originally scheduled. Interest rates utilized to determine interest payments for our variable rate long-term debt are based upon our outstanding balances and their current interest rates.

Inflation

During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Sensitivity Risk

We are exposed to market risk related to changes in interest rates on borrowings under our Senior Revolving Credit Facility. Our Senior Revolving Credit Facility bears interest based on LIBOR or the prime rate plus in each case an applicable margin. To quantify our exposure to interest rate risk, a 100 basis point increase in interest rates would have increased interest expense for the years ended December 31, 2008, 2009, and 2010 by approximately $29,000, $132,000 and $204,000, respectively. Actual changes in interest rates may differ materially from the hypothetical assumptions used in computing this exposure.

Diesel Fuel Price Fluctuation Risk

We are impacted by fluctuations in diesel fuel prices with our company-owned operations and distribution network. To quantify our exposure to diesel fuel prices, a $0.42 increase in diesel prices would have an approximate 1.0% impact on our Exchange gross margin.

Foreign Currency Exchange Risk

Our results of operations and cash flows are not materially affected by fluctuations in foreign currency exchange rates.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in our sales and operating income. Our sales and operating income have been highest in the spring and summer, and lowest in the fall and winter. Our Water operations, which generally enjoys higher margins than our Products segment, experiences higher sales and operating income in the spring and summer. Our Products segment had historically experienced higher sales and operating income in spring and summer, however, we believe the seasonality of this segment will be more dependent on retailer inventory management and purchasing cycles and not correlated to weather. Sustained periods of poor weather, particularly in the spring and summer, can negatively impact our sales in our higher margin Water segment. Accordingly, our results of operations in any quarter will not necessarily be indicative of the results that we may achieve for a fiscal year or any future quarter.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and related notes, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of our financial statements in conformity with GAAP requires us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used to determine certain amounts that affect the financial statements are reasonable, based on information available at the time they are made. To the extent there are material differences between these estimates, judgments and assumptions and actual results, our consolidated financial statements may be affected. Some of the more significant estimates include allowances for doubtful accounts, valuation of inventories, depreciation, valuation of intangible assets and goodwill, valuation of deferred taxes and allowance for sales returns.

Revenue Recognition. Revenue is recognized for the sale of multi-gallon purified bottled water upon either the delivery of inventory to the retail stores or the purchase by the consumer. Revenue is either recognized as an exchange transaction (where a discount is provided on the purchase of a multi-gallon bottle of purified water for the return of an empty multi-gallon bottle) or a non-exchange transaction. Revenues on exchange transactions are recognized net of the exchange discount. Self-serve filtered water revenue is recognized at the time the water is filtered which is measured by the water dispensing equipment meter. Our water dispensers are sold primarily through a direct-import model, where we recognize revenue when title is transferred to our retail customers. We have no contractual obligation to accept returns of water dispensers nor do we guarantee water dispenser sales. However, we will at times accept returns or issue credits for water dispensers that have manufacturer defects or that were damaged in transit. Revenues of water dispensers are recognized net of an estimated allowance for returns using an average return rate based upon historical experience. In addition, we offer certain incentives such as coupons and rebates that are netted against and reduce net sales in the consolidated statements of operations. Historically, these incentives have not been material to the overall consolidated results of operations. With the purchase of certain of our water dispensers we include a coupon for a free multi-gallon bottle of water. No revenue is recognized with respect to the redemption of the coupon for a free multi-gallon bottle of water and the estimated cost of the multi-gallon bottle of water is included in cost of sales.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from our retail customers’ inability to pay us. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectability of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset at the date it is tested for recoverability, whether in use or under development. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. We recorded an impairment charge in 2008 of $98,000, related to display racks no longer in use and to be disposed.

Goodwill and Intangible Assets. We classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company’s long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, primarily on a straight-line basis, over their useful lives.

We test intangible assets determined to have indefinite useful lives, including trademarks and goodwill, for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. Our Company performs these annual impairment reviews as of the first day of our fourth quarter. The goodwill impairment test consists of a two-step process, if necessary. The first step involves a comparison of the fair value of a reporting unit to its carrying value. The fair value is estimated based on a number of factors including operating results, business plans and future cash flows. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process is performed which compares the implied value of the reporting unit goodwill with the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. No impairment charge was considered necessary at March 31, 2011. For indefinite-lived intangible assets, other than goodwill, if the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess. Intangible assets not subject to amortization are tested for impairment on an annual basis or more frequently if indicators of impairment are present.

Income Taxes. We account for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that utilization is not presently more likely than not.

As required by Accounting Standards Codification (“ASC”) 740-10, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Stock-Based Compensation. We account for our stock-based employee and director compensation plans in accordance with ASC 718, Compensation-Stock Compensation. ASC 718 requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period).

In 2008, 2009 and 2010 compensation expense related to stock options was approximately $215,000, $298,000 and $387,000 and is included in selling, general and administrative expenses from continuing operations, respectively, and approximately $61,000, $80,000 and $0 is included in discontinued operations, respectively.

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The weighted-average fair value per share of the options granted during 2008, 2009, 2010 and the three months ended March 31, 2011 was $8.66, $5.11, $6.16 and $5.98, respectively. The following assumptions were used in arriving at the fair value of options granted:

				Three Months Ended
	2008	2009	2010	March 31, 2011

Expected life of options in years	5.9	5.5	6.3	6.0
Risk-free interest rate	3.2%	2.0%	2.8%	2.5%
Expected volatility	39.0%	39.0%	45.5%	48.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%

The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term approximately equal to the expected life of our stock options. The estimated pre-vesting forfeiture rate is based on our historical experience. The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. As a non-public entity, historic volatility is not available for our shares. As a result, we estimated volatility based on a peer group of companies, which we believe collectively provide a reasonable basis for estimating volatility. We intend to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding volatility of our share price becomes available or the selected companies are no longer suitable for this purpose. We do not expect to declare dividends on our common stock in the foreseeable future. As of each stock option grant date, we considered the fair value of the underlying common stock, determined as described below, in order to establish the option exercise price.

During 2009, a total of 13,607 common stock options were granted, all on one date during the quarter ended March 31, 2009, at an exercise price of $13.04 per share. The estimated fair value of our common stock on the issuance date was $13.04 per share. During 2010, a total of 31,146 common stock options were granted, all in the first quarter of 2010, at an exercise price of $12.84 per share. The estimated fair value of our common stock on the issuance date was $12.84 per share. In March 2011, we granted 162,000 common stock options which cliff-vest annually over a three year period. During the three months ended March 31, 2010 and 2011, we recognized compensation expense related to stock options of approximately $118,000 and $2,000, respectively.

In April 2010, the Board of Directors approved the 100% vesting of all unvested stock option awards upon the successful completion of an IPO of the Company’s common stock. The IPO was completed in November 2010 and all unrecognized compensation cost related to the stock option awards that became 100% vested was expensed in the fourth quarter. At December 31, 2010, we had approximately 304,000 stock options outstanding, all of which were vested with an intrinsic value of approximately $653,000.

In addition, we granted 105,636 shares of restricted stock in 2010 that generally cliff-vest over a three-year period and we recognized compensation expense of approximately $298,000 related to these awards in 2010, which is included in selling, general, and administrative expenses from continuing operations. During the three months ended March 31, 2011, we awarded 81,000 restricted stock units, which generally cliff-vest annually over a three year period. During the three months ended March 31, 2010 and 2011, we recognized compensation expense of approximately $40,000 and $186,000 related to these awards, which is included in selling, general, and administrative expenses. In addition, in connection with the guarantee of the $3.0 million over-advance line of our Prior Senior Loan Agreement by our CEO, we granted a restricted stock award, in the fourth quarter of 2010, which vested in January 2011. The value of the restricted stock was $150,000, based upon our IPO price of $12.00 per share, and was expensed in 2010 as part of the issuance cost of the Prior Senior Loan Agreement.

Significant Factors Used in Determining Fair Value of Our Common Stock. The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our board of directors based upon information available to it at the time of grant. Because, prior to our IPO, there was no public market for our common stock, our board of directors has determined the fair value of our common stock by utilizing, among other things, recent or contemporaneous valuation information from negotiated equity transactions with third parties or third party valuations. The valuation information included reviews of our business and general economic, market and other conditions that could be reasonably evaluated at that time, including our financial results, business agreements, intellectual property and capital structure. These valuation approaches are based on a number of assumptions, including our future sales and industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation.

For the 13,607 stock options granted on one date in the first quarter of 2009, the fair value of our common stock was determined by the board of directors to be $13.04 per share. The fair value was based in part upon the finalization of the conversion ratio of the Series C Preferred Stock on December 31, 2008. The Series C Preferred Stock was issued in an arms-length transaction primarily to unrelated third parties in 2008 with an initial conversion to common stock ratio of 1:0.096 or $25.04 per share. However, the Series C Preferred Stock contained a beneficial conversion feature that was negotiated with the primarily unrelated third parties that adjusted and was finalized based upon the consolidated net sales for the year ending December 31, 2008. The adjusted conversion ratio was 1:0.184 or $13.04 per share. In addition, the board of directors considered the Company’s most recent independent valuation and then current expectations of the Company’s future performance in determining that $13.04 per share was a reasonable fair valuation of common stock at December 31, 2008 and that there were not any significant changes in the business or results of operations from December 31, 2008 to the date in the first quarter of 2009 the stock options were issued that would change that estimated fair value.

For the 31,146 stock options and 105,636 restricted stock awards granted during the first quarter of 2010, the fair value of our common stock was determined by the board of directors to be $12.84 per share. The fair value was based upon a valuation obtained by the Company from an unrelated party in December 2009 that determined the fair value of the Company’s common stock to be $12.84 per share. The fair value method utilized by the unrelated party was the income approach. The income approach recognizes that the current value is premised upon the expected receipt of future economic benefits or cash flows. The fair value is developed utilizing management’s estimates of expected future cash flows and discounting them to their present value utilizing a discount rate of 20.0%. In addition, there were not any significant changes in the business, results of operations or expected future cash flows from the valuation date in December 2009 to the dates in the first quarter of 2010 the stock options and restricted stock awards were granted that would change the estimated fair value.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-28 — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This update provides amendments to ASC Topic 350 — Intangibles, Goodwill and Other that requires an entity to perform Step 2 impairment test even if a reporting unit has zero or negative carrying amount. The first step is to identify potential impairments by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds the estimated fair value, a second step is performed to measure the amount of impairment, if any. The second step is to determine the implied fair value of the reporting unit’s goodwill, measured in the same manner as goodwill is recognized in a business combination, and compare that amount with the carrying amount of the goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. ASU No. 2010-28 is effective beginning January 1, 2011. As a result of this standard, goodwill impairments may be reported sooner than under current practice. We do not expect ASU No. 2010-28 to have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, which contains updated accounting guidance to clarify the acquisition date that should be used for reporting pro forma financial information when comparative financial statements are issued. This update requires that a company should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This update also requires disclosure of the nature and amount of material, nonrecurring pro forma adjustments. The provisions of this update, which are to be applied prospectively, are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The impact of this update on the Company’s consolidated financial statements will depend on the size and nature of future business combinations.

BUSINESS

Company Background

We are a rapidly growing provider of multi-gallon purified bottled water, self-serve filtered drinking water, and water dispensers sold through major retailers in the United States and Canada. Our products provide an environmentally friendly, economical, convenient and healthy solution for consuming purified and filtered water. We are a Delaware corporation that was founded in 2004 and is headquartered in Winston-Salem, North Carolina. On November 10, 2010, in connection with our initial public offering (“IPO”), we purchased certain assets from Culligan Store Solutions, LLC and Culligan Canada related to their business of providing reverse osmosis water filtration systems that generate filtered water for refill vending machines and store-use water services in the United States and Canada. This business also sells empty reusable water bottles for use at refill vending machines and is referred to herein as the “Refill Business.” References to “Primo”, the “Company”, “we”, “us” or “our” refer to Primo’s business as a whole and include the Refill Business unless the context requires otherwise.

Our business is designed to generate recurring demand for our bottled water through the sale of innovative water dispensers. This business strategy is commonly referred to as “razor-razorblade” because the initial sale of a product creates a base of users who frequently purchase complementary consumable products. We believe dispenser owners consume an average of 35 multi-gallon bottles of water annually. Once our bottled water is consumed using a water dispenser, empty bottles are either exchanged at our recycling center displays, which provide a recycling ticket that offers a discount toward the purchase of a new bottle of Primo purified water (exchange) or they can be refilled at a self-serve filtered drinking water vending location (refill). Each of our three-and five-gallon water bottles can be sanitized and reused up to 40 times before being taken out of use, crushed and recycled, substantially reducing landfill waste compared to consumption of equivalent volumes of single-serve bottled water. As of March 31, 2011, our exchange and refill services were offered in each of the contiguous United States and in Canada at approximately 14,600 combined retail locations, including Lowe’s Home Improvement, Walmart, Kroger, Safeway, Albertsons, Winn-Dixie, H-E-B Grocery and Walgreens.

We provide major retailers throughout the United States and Canada with single-vendor solutions for water bottle exchange and refill vending services, addressing a market demand that we believe was previously unmet. Our solutions are easy for retailers to implement, require minimal management supervision and store-based labor and provide centralized billing and detailed performance reports. Our exchange solution offers retailers attractive financial margins and the ability to optimize typically unused retail space with our displays. Our refill solution provides filtered water through the installation and servicing of reverse osmosis water filtration systems in the back room of the retailer’s store location, which minimizes the usage of the customer’s retail space. The refill vending machine, which is typically accompanied by a sales display containing empty reusable bottles, is located within the retailer customer’s floor space. Additionally, due to the recurring nature of water consumption, retailers benefit from year-round customer traffic and highly predictable revenue.

Recent Developments

Purchase of Canada Bulk Water Exchange Business

On March 8, 2011, we completed the acquisition of certain of Culligan Canada’s assets related to its bulk water exchange business (the “Canada Bulk Water Exchange Business”). The consideration paid for the Canada Bulk Water Exchange Business was approximately $5.4 million, which consisted of a cash payment of approximately $1.6 million and the issuance of 307,217 shares of our common stock, and the assumption of certain specified liabilities (the “Canada Bulk Water Transaction”). The Canada Bulk Water Exchange Business provides refill and delivery of water in 18-liter containers to commercial retailers in Canada for resale to consumers.

The acquisition of the Canada Bulk Water Exchange Business expands our existing exchange service offering and provides us with an immediate network of regional operators and major retailers in Canada (including Walmart,

Sobeys, The Home Depot and Zellers) with 780 retail locations. We believe the Canada Bulk Water Exchange Business acquisition will allow us to:

•	address industry trends within Canada that support consumer demand for a water bottle exchange service;
•	utilize our competitive strengths and supply chain to deliver the same benefits to Canadian retailers and consumers that we provide in our Primo water bottle exchange business;
•	leverage the existing third-party Culligan Canada dealer network to serve as Primo’s distributors and bottlers for our Canadian retailer water bottle exchange operations;

•	complement our existing Canadian refill operations by delivering single-vendor solutions of water bottle exchange and refill vending services for retailers and consumers in Canada;

•	leverage newly-acquired exchange locations to develop and expand business relationships with Canadian retailers where relationships previously did not exist;

•	install and service new Canadian retailers with single-vendor solutions throughout Canada; and

•	install and service both new and existing U.S. retailers with single-vendor solutions as they expand their retail locations into and throughout Canada.

Purchase of Omnifrio Single-Serve Beverage Business

On April 11, 2011, we completed the acquisition of certain intellectual property and other assets (the “Omnifrio Single-Serve Beverage Business”) from Omnifrio Beverage Company, LLC (“Omnifrio”) for total consideration of up to approximately $13.2 million, consisting of:

•	a cash payment at closing of $2.0 million;
•	the issuance at closing of 501,080 shares of our common stock;
•	a cash payment of $2.0 million on the 15-month anniversary of the closing date (subject to our setoff rights in the Omnifrio Purchase Agreement);
•	up to $3.0 million in cash milestone payments; and
•	the assumption of certain specified liabilities relating to the Omnifrio Single-Serve Beverage Business.

The Omnifrio Single-Serve Beverage Business primarily consists of technology related to single-serve cold carbonated beverage appliances and consumable flavor cups, or “S-cups”, and CO2 cylinders used with the appliances to make a variety of cold beverages.

The acquisition of the Omnifrio Single-Serve Beverage Business serves as an entry point into the U.S. market for carbonated beverages and the rapidly growing self-carbonating appliance and single-serve beverage segments. According to a November 2010 report by independent market analyst Datamonitor, Carbonated Soft Drinks in the United States, the U.S. carbonated beverage market generated revenue of $62 billion in 2009 and is the world’s largest carbonated beverage market. We believe the Omnifrio Single-Serve Beverage Business acquisition will allow us to:

•	complement our existing water bottle exchange and refill vending services with a new “razor-razorblade” business segment that is designed to generate recurring demand for our bottled water, consumable flavor cups, or “S cups”, and CO2 cylinders through the sale of our appliances;

•	broaden the single-vendor solutions that we provide existing retail relationships;

•	enhance the attractiveness of our product offering for new retail relationships;
•	increase our household adoption and penetration with an enhanced beverage product offering for consumers;
•	provide consumers with an innovative alternative to existing packaged carbonated beverages that includes customization of flavor, carbonation level and drink volume;
•	sell additional products that reduce waste in landfills;
•	utilize our competitive strengths and supply chain to deliver the same benefits for retailers and consumers as our current business segments;

•	leverage our existing distribution infrastructure in order to offer retailers an exchange program for the CO2 cylinders used with our appliances;

•	leverage our existing set of diverse nationwide retail locations to provide consumers with convenient access to our carbonated beverage appliances and consumables; and

•	enhance our ability to add innovative beverage and hydration solutions to our line of water dispensers.

Industry Overview

We believe there are several trends that support consumer demand for our water bottle exchange service, refill vending service and water dispensers including the following:

Emphasis on Health and Wellness. As part of a desire to live a healthier lifestyle, we believe consumers are increasingly focused on drinking greater quantities of water.

Concerns Regarding Quality of Municipal Tap Water. Many consumers purchase bottled water because of concerns regarding municipal tap water quality. Municipal water is typically surface water that is treated centrally and pumped to homes, which can allow contaminants to dissolve into the water through municipal or household pipes impacting taste and quality.

Growing Preference for Bottled Water. We believe consumer preference toward bottled water relative to tap water continues to grow as bottled water has become accepted on a mainstream basis. According to an April 2010 report by independent market analyst Datamonitor, Bottled Water in the United States, the U.S. bottled water market generated revenues of $17.1 billion in 2009.

Increasing Demand for Products with Lower Environmental Impact. We believe that consumers are increasingly favoring products with a lower environmental impact with a “reuse, recycle, reduce” mindset becoming a common driver of consumer behavior. Most single-serve polyethylene terephthalate (“PET”) water bottles are produced using fossil fuels and contribute to landfill waste given that only 28% of PET bottles are recycled according to a November 2010 Environmental Protection Agency report. Governmental legislation also reflects these concerns with the passage of “bottle bills” in many jurisdictions that tax the purchase of plastic water bottles, require deposits with the purchase of certain plastic bottles, prohibit the use of government funds to purchase plastic water bottles and ban certain plastic bottles from landfills.

Availability of an Economical Water Bottle Exchange Service, Refill Vending Service and Innovative Water Dispensers. Based on estimates derived from industry data, we believe the current household penetration rate of multi-gallon water dispensers is approximately 4% in the United States, with the vast majority of these households utilizing traditional home delivery services. We believe the lack of innovation, design enhancement and functionality and the retail pricing structure of our competitors’ dispenser models have prevented greater household adoption. Compounding these issues, we believe there previously were no economical water bottle exchange and refill vending services with major retailer relationships throughout the United States and Canada to promote dispenser usage beyond the traditional home delivery model. We believe our water bottle exchange and refill vending services provide this alternative and we believe we are currently the only provider delivering single-vendor solutions to retailers throughout United States and Canada. We believe there are over 200,000 major retail locations throughout the United States and Canada that we can target to sell our dispensers or offer our bottled water services.

Our Competitive Strengths

We believe that Primo’s competitive strengths include the following:

Appeal to Consumer Preferences

•	Environmental Awareness. Both our water bottle exchange and refill vending services incorporate the reuse of existing bottles, recycle water bottles when their lifecycle is complete and reduce landfill waste and fossil fuel usage compared to alternative methods of bottled water consumption.
•	Value. We provide consumers the opportunity for cost savings when consuming our bottled water compared to both single-serve bottled water and typical home and office delivery services. Our water dispensers are sold at attractive retail prices in order to enhance consumer awareness and adoption of our water bottle exchange and refill vending services, increase household penetration and drive sales of our purified and filtered water.
•	Convenience. Our water bottle exchange and refill vending services and water dispensers are available at major retail locations in the United States and Canada. In addition, our water bottle exchange and refill vending services provide consumers the convenience of either exchanging empty bottles and purchasing full bottles or refilling the empty bottles at any participating retailer.

•	Taste. We have dedicated significant time and effort to develop our water purification process and formulate the proprietary blend of mineral ingredients included in our Primo purified water offered through our water bottle exchange service. We believe that Primo purified water has a silky smooth taste profile.
•	Health and Wellness. As part of a desire to live a healthier lifestyle, we believe that consumers are increasingly focused on drinking more water relative to consumption of other beverages. As we raise our brand awareness, we believe consumers will recognize that our water bottle exchange and refill vending services are an effective option for their water consumption needs.

Key Retail Relationships Served by Single-Vendor Solutions.

We believe we are the only provider of water bottle exchange and refill vending services with single-vendor solutions for retailers in the United States and Canada. Our direct sales force actively pursues headquarters-based retail relationships to better serve our retail customers and to minimize layers of approval and decision-making with regard to the addition of new retail locations. Our bottlers and distributors utilize our MIS tools and processes to optimize their production and distribution assets while servicing our retail customers. We believe the combination of our major retail relationships, unique single-vendor solutions for retail customers, bottling and distribution network and our MIS tools is difficult to replicate. We anticipate these factors will facilitate our introduction of new water-related products in the future.

Ability to Attract and Retain Consumers.

We offer “razor-razorblade” products designed to generate recurring demand for Primo bottled water (the razorblade) through the initial sale of our innovative water dispensers (the razor), which include a coupon for a free three- or five-gallon bottle of Primo purified water. We acquire new consumers and enhance recycling efforts by accepting most dispenser-compatible water bottles in exchange for a recycle ticket discount toward the purchase of a full bottle of Primo purified water. In addition, we believe our offering high-quality water dispensers enhances consumer awareness and adoption of our water bottle exchange and refill vending services, increases household penetration and drives sales of our water.

Efficient Business Model.

Our business model allows us to efficiently offer our solutions to our retail partners and centrally manage our bottling and distribution network without a substantial capital investment. We believe our business processes and MIS tools enable us to manage the bottling and distribution of our water, servicing of our refill locations, our product quality, retailer inventory levels and the return of used bottles on a centralized basis, leveraging our invested capital and personnel.

Benefit from Management’s Proven Track Record.

We benefit greatly from management experience gained over the last 15 years in exchange businesses to implement and refine best practices and develop and maintain key business relationships. In addition to our Chief Executive Officer, our Chief Financial Officer, Senior Vice President of Operations, Vice President of Products and Vice President of National Accounts all held comparable positions within the Blue Rhino organization during its rapid sales and location growth. We believe this experience combined with our single-vendor solutions contributed to Walmart’s decision to name Primo category manager for water bottle exchange and dispensers.

Our Growth Strategy

We seek to increase our market share and drive further growth in our business by pursuing the following strategies:

Increase Penetration with Existing Retail Relationships and Develop New Retail Relationships.

We believe we have significant opportunities to increase store penetration with our existing retail relationships. As of March 31, 2011, our water bottle exchange service and our refill vending service were offered at a combined total of 11,500 of our top ten retailers’ locations. If we were to offer both our water bottle exchange service and our refill vending service at each of our top ten retailers’ approximate 20,200 individual locations, these top ten retailers would provide us with a combined total of approximately 40,400 locations to provide our services. As a result, these top ten retailers present us an opportunity to add either our water bottle exchange service or our refill vending service at a combined total of approximately 28,900 additional locations. There is minimal overlap where our water bottle exchange and refill vending services are both currently offered. We intend to further penetrate our other existing retail customers with our supplementary hydration solutions, which collectively provide us the opportunity to be present in more than a combined total 50,000 additional water bottle exchange or refill vending locations.

Our long-term strategy includes increasing our locations to 40,000 to 50,000 retail store locations (which includes new locations with our existing retail customers) within our primary retail categories of home centers, hardware stores, mass merchants, membership warehouses, grocery stores, drug stores and discount general merchandise stores for our water bottle exchange service or our refill vending service. We believe that the introduction of additional hydration solutions to our product portfolio will allow us to cross-sell products to our existing and newly-acquired retail customers.

Drive Consumer Adoption Through Innovative Water Dispenser Models.

We intend to continue to develop and sell innovative water dispensers at attractive retail prices, which we believe is critical to increasing consumer awareness and driving consumer adoption of our water services. We believe the current household penetration rate of multi-gallon water dispensers is approximately 4% in the United States. Our long-term strategy is to provide multiple water-based beverages from a single Primo water dispenser, which we believe will lead to greater household penetration, with consistent promotion of our water bottle exchange and refill vending services to supply the water. At December 31, 2010, we offered our water dispensers at approximately 5,500 locations in the United States, including Walmart, Target, Kmart, Sam’s Club, Costco, and Lowes Home Improvement.

Increase Same Store Sales.

We sell our water dispensers at minimal margin and provide a coupon for a free three- or five-gallon bottle of water with the sale of various water dispensers at certain retailers to drive consumer demand for our water bottle exchange and refill vending services. We believe increasing unit sales of Primo water is dependent on generating greater consumer awareness of the environmentally friendly and economical aspects of and the convenience associated with our water bottle exchange and refill vending services. We expect that our branding, cross-promotion marketing and sales efforts will result in greater usage of our water bottle exchange and refill vending services.

Develop and Install Other Hydration Solutions.

We believe we have significant opportunities to leverage our bottling and distribution network and our systems and processes to offer other environmentally friendly, economical, convenient and healthy hydration solutions to our retail partners without significant increases in our centralized costs.

Pursue Strategic Acquisitions to Augment Geographic and Retail Relationships.

In addition to our recent acquisitions of the Refill Business, the Canada Bulk Water Exchange Business and the Omnifrio Single-Serve Beverage Business, we believe opportunities exist to expand through selective acquisitions, including smaller water bottle exchange businesses with established retail accounts, other on-premises self-service water refill vending machine networks and retail accounts, ice dispenser machine networks and retail accounts and water dispenser or other beverage-related appliance companies.

Product Overview

Water. We have dedicated significant time and effort in developing our water purification process and formulating the proprietary blend of mineral ingredients included in the purified bottled water offered through our water bottle exchange service. Our proprietary blend of mineral ingredients was developed with the assistance of consultants and several months of lab work and taste tests and has what we believe to be a silky smooth taste profile. To ensure that our safety standards are met and FDA and industry standards are met or exceeded, each production lot of our purified water undergoes chemical and microbiological testing by the bottler and all facilities bottling Primo purified water undergo regular hygiene audits by a third party hired by us. Our refill vending service consists of a reverse osmosis water filtration system that provides filtered drinking water, which is periodically tested for quality. All state or industry standards related to our purified or filtered water are met or exceeded.

Water Bottles. We currently source three- and five-gallon water bottles from multiple independent vendors for use in our exchange service. Each of our Primo water bottles includes a handle designed for easy transportation and lifting when installing the bottle onto or into one of our water dispensers. Our bottles also include a specially designed cap that prevents spills when carrying or installing. We source the empty reusable one-, three- and five-gallon bottles that typically accompany our refill vending machines from several manufacturers.

Water Dispensers. We currently source and market four lines of water dispensers comprised of 22 models. Our dispensers are designed to dispense Primo and other dispenser-compatible bottled water. Our dispensers have manufacturer suggested retail prices that range from $199.99 for our top-of-the-line bottom-loading model with a stainless steel finish to $9.99 for a simple pump that can be installed on a bottle and operated by hand. Currently, more than 95% of our dispenser sales are attributable to our bottom- and top-loading products. Consistent with our environmental focus, our electric dispensers are Energy Star® rated, and, we believe, utilize less energy than competing water dispensers without this industry rating.

Currently, all of our water dispensers are manufactured by independent suppliers in China. Our dispensers are shipped directly to our retailer partners and we do not use distributors in connection with our water dispensers.

Primo Water Marketing

Our marketing efforts focus primarily on developing and maintaining a brand identity synonymous with an environmentally friendly, economical, convenient and healthy solution for bottled water consumption. We direct our marketing efforts as close as possible to the point of sale to strengthen our brand and promote consumer awareness of our water bottle exchange and refill vending services. We believe our water bottle exchange service promotes consumer loyalty through the use of our recycling tickets, while our refill vending service promotes consumer loyalty through attractive pricing. Our marketing efforts include the following initiatives: (i) prominent display of our Primo logo and distinctive four-bubble design on water bottles, sales and recycling displays and water dispensers; (ii) highly visible sales and recycling center displays; and (iii) regular cross marketing promotions.

The Primo Supply Chain

Water Purification and Bottling for Our Water Bottle Exchange Service

For our water bottle exchange service, our independent bottlers are responsible for the water purification and bottling process and use their own equipment to complete this process. Our bottling process begins with either spring water or water from a public source that is processed through a pre-filtration stage to remove large particles. The water is then passed through polishing filters to catch smaller particles followed by a carbon filtration process that removes odors, tastes, sanitization by-products and pharmaceutical chemicals. A microfiltration process then removes microbes before the water is passed through a softener to increase the purification efficiency. The water next passes through the last phase of reverse osmosis or distillation, completing the purification process. After the purification process is complete, our proprietary blend of mineral ingredients is injected into the water followed by the final ozonation process to sanitize the water. Each of our production lots is placed on a 48-hour hold to allow for testing by the bottler and to ensure successful compliance with chemical and microbiological standards. We have the ability to trace each bottle of Primo purified water to its bottling and distributor sources, and we regularly perform recall tests to ensure our ability to react to a contamination event should it occur.

Our distributors are responsible for collecting empty Primo bottles and other dispenser-compatible bottles that are deposited into our recycling center displays. At the completion of the delivery cycle, a distributor inspects the exchanged bottles for reusability and coordinates the recycling efforts with our operations personnel to ensure that reuse of each water bottle we receive in the exchange process is being optimized. Our water bottles can be sanitized and reused up to 40 times before being taken out of use, crushed and recycled, substantially reducing landfill waste compared to consumption of similar amounts of single-serve PET bottled water. Bottles that pass a distributor’s initial inspection are subject to three washing cycles to remove particles. Bottles are then passed through two sanitization stages before a final rinse with hyper-ozonated water to kill or inactivate any microbes that remain at that point in the sanitization process. The water bottles are then ready to be filled with our purified water.

Reverse Osmosis Water Filtration Systems for Our Refill Vending Service

The reverse osmosis water filtration systems used in our refill vending service are placed under services agreements with retail customers who pay fees based on the number of gallons of water used or dispensed by the system. Under this program we own the water filtration system and contract with our distributors for the provision of all required service and maintenance. Water meters are generally read monthly by our distributors and an invoice is subsequently delivered to the retailer.

The reverse osmosis water filtration system is comprised of two components: reverse osmosis water filtration equipment and a refill vending machine. The water filtration equipment is typically installed in the back room of a retail location and all such equipment generally has the same component filters and parts. A water line is installed from the water filtration equipment to the refill vending machine. The retail customer specifies the location of the refill vending machine, which is typically in the water aisle or back wall of the store. The retail customer is responsible for the plumbing, electrical and drainage requirements of an installation.

The regular maintenance completed by our distributors generally includes a monthly sanitization of the reverse osmosis water filtration system, a monthly system component check and any necessary preventative maintenance resulting from such component check and may include a water test for regulatory purposes. The various jurisdictions in which we operate have specific bimonthly, monthly, quarterly or annual water testing reporting requirements with which our distributors must comply, although they perform water tests on each reverse osmosis water filtration system at least quarterly.

We employ an operations team which assembles, refurbishes and repairs the refill vending machines. This team routinely refurbishes equipment that has been in service for several years or when a customer requests a refreshed system. The operations team also procures new filtration system component parts and assembles the units and ships them to locations for installation by our distributors. The component parts are generally sourced from multiple suppliers.

Distribution Network

We rely on our bottling and distribution network to deliver our solutions to retailers. Our water bottle exchange process begins when a distributor is directed through our proprietary MIS tool, PrimoLink, to stock or replenish a water bottle exchange retail location. PrimoLink enables our distributors to review delivery quantities and tentative scheduling requirements in their territory. Our systems provide anticipated demand based on historical sales and, to the extent available, retailer point of sale (“POS”) data. Each distributor is provided information to enable the distributor to load a truck with the appropriate inventory to stock or restock the water bottle exchange sales displays on its route, including a tailored amount of excess bottles as safety stock. Upon arrival at each retail location, the driver first visits the recycling center display to collect empty Primo and other dispenser-compatible bottles. The driver enters data related to empty bottles on a handheld device to collect exchange efficiency information and potential customer conversion data and then loads empty bottles onto the truck. The driver next checks the in-store sales display to compare the number of remaining bottles of water with the anticipated demand report generated by our MIS tools. After entering current stock levels, the driver is instructed by our MIS tools through the handheld device and based on proprietary algorithms, to replenish the sales display with an appropriate quantity of bottles.

At the completion of the delivery cycle and after inspection of the bottles, our distributors typically are responsible for coordinating the sanitization and bottling process with our bottlers. In addition, distributors must run end-of-day reports on their handheld devices which transmit crucial data points into our databases and validate daily activity. Our handheld devices also capture electronic signatures, significantly reducing paper exchange. This greatly improves our verification procedures and enhances our environmental efforts. We have the ability to test and refine procedures through our Company-operated distribution system before implementing them with our independent distributors nationwide. In addition, we regularly solicit feedback from our independent distributors to improve processes.

Our refill vending process begins when a distributor is directed through a proprietary dispatching MIS tool to schedule meter readings, quality testing, preventative maintenance and repairs. Our systems allow the distributor to see the previous meter read or previously performed preventative maintenance. The distributors are responsible for the initial installation of the reverse osmosis water filtration systems, the regular maintenance of the systems, any necessary repairs, routine water testing and monthly meter reading to determine retail customer water usage.

Flow of Payments and Capital Requirements

We control the flow of payments with our retail customers and with our bottlers and distributors through electronic data interchange. Depending on the retailer, our distributors either present the store manager with an invoice for the bottles delivered or meter reading or our systems electronically bill the retailer. We believe our exchange service provides five-gallon bottles of purified water that typically cost a consumer between $5.99 and $6.99, after giving effect to the discount provided by our recycling ticket, while our refill vending service typically costs a consumer between $0.25 and $0.50 per gallon, depending upon the location and the retailer’s overall pricing strategy.

We compensate our distributors with a fixed payment per delivered water bottle or a commission based upon a percentage of total revenues at the locations for which the distributor is responsible, subject to minimum and maximum amounts. Payments are typically made between the tenth and fifteenth day of the month following the delivery or service activity. Our fixed payment for deliveries in our water bottle exchange service is a gross amount from which the distributor must typically pay the bottler. Due to the high degree of automation during our billing and inventory management procedures, we are able to leverage our centralized personnel and believe we will be able to significantly expand our business with minimal increases in variable costs.

We focus our capital expenditures on developing new retail relationships, installing new store locations, raising brand awareness, research and development for new products and maintaining our MIS tools. We are also responsible for the centralized operations and personnel, sales and recycling displays, bottles, transportation racks, mineral packets and mineral injectors, reverse osmosis equipment and parts, vending displays and handheld devices. Our bottling and distribution network typically has made the capital investment required to operate our services, including a majority of the capital expenditures related to the bottling, sanitization and refill process and the distribution assets such as delivery trucks and warehouse storage. Participation in our water bottle exchange or refill vending service does not typically require the independent bottlers and distributors to make substantial new investments because they often are able to augment their current production capacity and leverage their existing bottling and distribution assets. In addition, many of our major retail customers have invested their capital to expand store locations and generate customer traffic.

Retailer Relationships

We target major retailers with either a national footprint or a significant regional concentration. Our relationships are diversified among the following retail categories and major accounts:

Retail Category	Major Accounts

Home Centers / Hardware Stores	Lowe’s Home Improvement, Ace Hardware, True Value
Mass Merchants	Walmart, Target, Kmart
Grocery Stores	Kroger, Albertsons, Food Lion, Safeway, Sobeys, Winn-Dixie, H-E-B Grocery
Membership Warehouses	Sam’s Club, Costco
Drug Stores	Walgreens, CVS
Office Retail	Office Depot, Staples

Retailer Opportunity.

We offer retailers single-vendor solutions. Our services provide retailers with a year-round consumer product and an opportunity to increase sales and profits with minimal labor and financial investment. Through our bottling and distribution network, we are able to service major retailers nationwide and in Canada. Retailers benefit from our water bottle exchange and refill vending services that offer high margin and generate productivity from often underutilized interior and exterior retail space. In addition, these services have the potential to increase retailers’

sales of ancillary products through increased traffic from repeat water consumers, who we believe purchase an average of 35 multi-gallon water bottles annually.

Account Set-Up.

We actively pursue headquarters-based retail relationships to better serve our retail partners and minimize layers of approval and decision-making with regard to the roll-out of our water services to multiple locations. Upon confirmation of new retail locations, we coordinate with the retailer and distributor to schedule openings in a timely manner. We actively assist retailers in developing site plans for the setup of our sales and recycling center displays and reverse osmosis water filtration systems. While retailer setup preferences may vary, retailers often like to locate the recycling center display prominently on the exterior of their store to ease the transaction process, showcase their recycling and environmental efforts and conserve inside floor space while at the same time promoting the Primo brand.

Account Service.

Our water bottle exchange and refill vending services are turn-key programs for retailers in which we and our distributors actively service each retail account. After the retail location is established, our distributors complete on-site training and have an economic interest in supporting and growing the business relationship to increase product throughput.

Sales Support.

While distributors service our retail accounts, the customer relationship is “owned” and maintained by our experienced retail sales organization, which allows us to develop strong brand affinity and maintain key headquarters-based relationships to secure and maintain our retail network. Our retail relationships are divided into regions and managed by our sales personnel. In addition, we leverage our independent distributors who typically employ their own sales representatives. This combined team is responsible for selling and supporting our water bottle exchange and refill vending services to targeted retailers.

Significant Customers.

For the year ended December 31, 2010, Lowe’s Home Improvement and Walmart represented approximately 37% and 21% of our consolidated net sales, respectively.

Bottler and Distributor Network

Bottler and Distributor Opportunity. We provide independent bottlers and distributors with an attractive business expansion opportunity, complementing many of their existing operations. We continually pursue new relationships and additional locations with existing retail partners to increase the production at each bottler’s manufacturing facility and the retail customer density within each distributor’s territory.

Water Bottle Exchange Service Bottler and Distributor Standards. We work closely with our bottling and distribution network to ensure their production, storage and service standards meet or exceed the requirements of the FDA and other industry regulations. As we seek to promote our brand, we believe it is critical to provide bottled water that has consistent taste and is produced in a manner that exceeds current industry requirements. We regularly monitor, test and arrange for third-party hygiene audits of each bottling facility.

In addition, we regularly monitor our distributors’ performance to ensure a high level of account service. Distributors of our water bottle exchange service are generally required to develop an infrastructure sufficient to:

•	complete customer installations within 30 days of the notification of a newly established account;
•	monitor and maintain inventory levels with assigned retail accounts; and
•	resolve water bottle stock-outs within 36 hours.

Bottler and Distributor Selection Process.

We have selectively identified and pursued high quality independent bottlers and distributors that can support our major retailers nationwide and in Canada. We screen independent bottler and distributor candidates by reviewing credit reports, safety records and manufacturing compliance reports, and conducting management reference checks.

As a result of this thorough selection process, we have established what we believe to be highly dependable relationships with our independent bottlers and distributors. We believe we have a positive relationship with each of these parties and our senior executives have maintained a business relationship with many of our key distributors since they were managing operations at Blue Rhino Corporation.

Bottler and Distributor Services.

We currently employ raw material procurement and supply chain personnel who perform periodic inventory audits and month-end review procedures. In addition we have operations personnel who manage our independent bottler and distributor relationships, including training and monitoring personnel. We also employ customer service personnel who handle bottler, distributor, retailer and end-user phone calls.

Company Owned Distribution Operations.

We currently own and operate two distribution operations that have distribution responsibilities for certain regions that are relatively near our primary facilities. We distribute our bottled water for our exchange service to major retailers in portions of North Carolina, South Carolina, Florida and Virginia. We believe distributing our bottled water in these areas is an important way for us to better understand the bottled water exchange process and provides us the necessary feedback to enhance our independent bottler and distributor relationships. In addition, distributing our bottled water in these areas should assist us in validating the economic arrangements we offer our bottlers and distributors and developing industry knowledge that we can deploy throughout our system.

Independent Bottler and Distributor Agreements.

With respect to our water bottle exchange service we have entered into bottler and distributor agreements with each of our independent bottlers and distributors on substantially similar terms. While individual agreements contain variances and exceptions, the material terms of such agreements are described generally below. No individual bottler or distributor is material to our overall financial condition or results of operations.

Independent Bottler Agreement.

In our independent bottler agreement for the water bottle exchange service, we appoint a bottler as a non-exclusive supplier of our purified drinking water. The bottler is restricted from competing with us during the term of the agreement and for a specified period after the term in a specified geography.

The bottler is required to bottle and deliver product in conformance with our specifications, including our proprietary mineral formula. The bottler must ensure that our bottled water products comply with applicable laws, rules and regulations (including those of the FDA), industry standards (including those of the International Bottled Water Association) and our quality requirements. The agreement also imposes requirements on the bottler with respect to the maintenance of its facilities and equipment that are intended to ensure the quality of our products.

We provide the necessary bottles, caps, labels, transportation racks, mineral injectors and formula minerals at no charge to the bottler to support the bottling and supply of our bottled water products. The bottler is required to maintain inventory levels necessary to satisfy our production requirements. Product may not be released for shipment until the bottler meets all applicable quality requirements.

Pricing is set forth in the agreement, and we have the right to modify pricing on thirty days notice to the bottler. The agreements generally have a three-year term, and if not otherwise terminated, automatically renew for successive one-year periods after the initial term. Either party may terminate the agreement in the event of an uncured material breach by the other party.

Water Bottle Exchange Distribution Agreement.

In our independent distributor agreement for the water bottle exchange service, we grant a distributor the right to serve as our exclusive delivery and service agent and representative with respect to our bottled water exchange service for a specified term in a specified geographic territory. Many of our independent distributors are also responsible for performing or outsourcing the performance of the bottling function in their specified geographic territory. The distributor is restricted from competing with us during the term of the agreement and for a specified period after the term in the specified geography. We have the right, at any time, to purchase a distributor’s rights under the agreement, along with related distribution equipment, for an amount based on the distributor’s revenues under the agreement for the prior twelve-month period and the fair market value of the equipment being purchased.

The distributor must perform its services under the agreement in conformance with our distributor manual and all applicable laws and regulations, including those of the FDA.

We compensate a distributor for its services while maintaining a direct relationship with and collecting payments from our retailer customers within the distributor’s service territory. Pricing is set forth in the agreement, and we have the right to modify pricing and payment terms on thirty days notice to the distributor.

The agreements generally have a ten-year term, and if not otherwise terminated, automatically renew for successive one-year terms after the initial ten-year term. Either party may terminate the agreement for, among other reasons, an uncured material breach by the other party.

Refill Standards.

We work closely with distributors of our refill vending services to ensure operation and sanitation standards meet or exceed the requirements of state regulations, NAMA standards and other industry standards. As we seek to promote our brand, we believe it is critical to provide filtered drinking water that is produced in a manner that exceeds current industry requirements. We regularly monitor, test and arrange for third-party hygiene testing of production and dispenser units.

In addition, we regularly monitor our distributors’ performance to ensure a high level of account service. Our distributors are generally required to develop an infrastructure sufficient to:

•	complete customer installations within 30 days of the notification of a newly established account;
•	monitor and maintain production and dispenser operation and quality; and
•	resolve production unit and dispenser failures within 36 hours.

Refill Vending Services Agreements.

Our distributors of refill vending services are responsible for the initial installation of the reverse osmosis water filtration systems, the regular maintenance of the systems, any necessary repairs, routine water testing and monthly meter reading to determine retail customer water usage. The distributors are comprised of Culligan International franchised dealers, distributors owned by subsidiaries of Culligan International and third-party distributors.

Management Information Systems

We have made a substantial investment in MIS tools which enhance our ability to process orders, manage inventory and accounts receivable, maintain distributor and customer information, maintain cost-efficient operations and assist distributors in delivering products and services on a timely basis. Our technology utilizes highly integrated, scalable software applications that cost-effectively support our growing retail network. Our MIS tools also allow us to analyze historical trends and data to further enhance the execution, service and identification of new markets and marketing opportunities. The primary components of our systems include the following:

Sales and Marketing Support Systems.

We operate a single customer relationship management database that integrates all financial and transaction-based data with respect to each retail account. Our MIS tools provide our account managers and customer service representatives access to crucial data to effectively manage each bottler, distributor and retail relationship.

Bottler and Distributor Level Technology.

Our distribution process is highly automated and scalable. Our technology allows bottlers and distributors timely access to information for customer support needs and provides access to real-time data to enhance decisions. In addition, each distributor is electronically linked to our systems with our proprietary PrimoLink software. PrimoLink enables distributors to review delivery quantities and tentative scheduling requirements across our entire bottling and distribution network. In addition, our MIS tools allow drivers to update delivery, inventory and invoicing information through handheld devices. This technology provides retailers with accurate and timely inventory and invoices and assists each distributor in managing its responsibilities.

Financial Integration.

We utilize Microsoft’s Dynamics GP software as our core platform which interfaces with all of our systems. Each handheld device is based on Microsoft’s operating system and ensures integration within our reporting and financial databases. All delivery transactions are validated and data is imported into our database tables and mapped to corresponding accounting ledgers. We anticipate completing the integration of the Refill Business into our financial systems in the second quarter of 2011.

Manufacturing and Sourcing

Our manufacturing strategy is to utilize independent manufacturers to produce empty water bottles, sales displays and recycle centers and water dispensers at a reasonable cost. We believe that using independent manufacturers has several advantages over our manufacturing these items directly, including (i) decreased capital investment in manufacturing plants and equipment and working capital, (ii) the ability to leverage independent manufacturers’ purchasing relationships for lower materials costs, (iii) minimal fixed costs of maintaining unused manufacturing capacity and (iv) the ability to utilize our suppliers’ broad technical and process expertise.

Currently, the majority of our water dispensers are assembled by independent manufacturers in China. These manufacturers utilize several sub-suppliers to provide components and subassemblies. Each unit is inspected and tested for quality prior to shipment and any units returned by consumers or retailers are sent directly to the manufacturer for a credit, replacement or refund issued by the manufacturer. Our units generally are shipped directly from Hong Kong to the retailer.

We employ an operations team which assembles, refurbishes and repairs the refill vending machines. This team is located at our Eagan, Minnesota facility, where it routinely refurbishes equipment that has been in service for several years or when a customer requests a refreshed system. The operations team also procures new filtration systems component parts and assembles the units and ships them to locations for installation by distributors. The component parts are generally sourced from multiple suppliers.

Our water bottles and caps are produced by multiple independent vendors throughout the United States. We select suppliers based on price, quality and geographic proximity to our bottlers. We only purchase water bottles with handles as a convenience feature for consumers.

Our sales displays and recycle centers are made to our design. We frequently request bids from multiple independent manufacturers to achieve optimal pricing.

Product Design and Development

A primary focus of our product research and development efforts is developing innovative water dispensers as part of our strategy to enhance consumer awareness and adoption of our bottled water services, increase household penetration and drive sales of our bottled water. We continually work to improve water dispenser features, seek to lower manufacturing costs so that our innovative products are more affordable and introduce new models. Innovative improvements developed in cooperation with our manufacturing partners include bottom-loading dispensers, adjustable hot and cold temperature controls and faster water dispensing capabilities. Our water dispenser models are designed to appeal to consumers of diverse demographic audiences.

We introduced a new water dispenser product line in the fourth quarter of 2010. In the fourth quarter of 2011, we plan to ship the first model in our 3rd dimension line, which will include a 12-cup drip coffee maker. With our purchase of the Omnifrio Single-Serve Beverage Business, we expect to introduce an appliance that dispenses single-serve cold carbonated beverages is the fourth quarter of 2011. In addition, we are developing a water dispenser product that provides consumers the ability to dispense multiple purified water-based beverages, including traditional coffee and single-serve cold carbonated beverages.

Competition

We participate in the highly competitive bottled water segment of the nonalcoholic beverage industry. While the industry is dominated by large and well-known international companies, numerous smaller firms are also seeking to establish market niches. We believe we have a unique business model in the bottled water market in the United States in that we not only offer multi-gallon bottled water on a nationwide basis but also provide consumers the ability to exchange their used containers as part of our water bottle exchange service or refill their used containers as part of our refill vending service. We believe that we are one of the first companies to provide a national water bottle exchange service at retail. While we are aware of a few direct competitors that operate similar exchange networks, we believe they operate on a much smaller scale than we do and do not have equivalent MIS tools or bottler and distributor capabilities to effectively support major retailers nationwide. Competitive factors with respect to our business include pricing, taste, advertising, sales promotion programs, product innovation, efficient production and distribution techniques, introduction of new packaging, and brand and trademark development and protection.

Our primary competitors in our bottled water business include Nestlé, The Coca-Cola Company, PepsiCo, Dr Pepper Snapple Group and DS Waters of America. While none of these companies currently offers a nationwide water bottle exchange service at retail, Nestlé and DS Waters of America offer this service on a regional basis. However, many of these competitors are leading consumer products companies, have substantially greater financial and other resources than we do, have established a strong brand presence with consumers and have established relationships with retailers, manufacturers, bottlers and distributors necessary to start an exchange business at retail locations nationwide should they decide to do so.

Our business model for the refill vending service is differentiated from most of the participants in the North American nonalcoholic beverage industry in that it offers self-service refill of drinking water. There are a few direct competitors that offer similar refill vending services, but with the exception of Glacier Water Services, Inc., we believe these direct competitors generally operate on a smaller geographical and operational scale than our refill vending service. Our refill vending service faces two levels of competition: (i) competition at the retail customer level to secure placement of its reverse osmosis water filtration systems in the store; and (ii) competition at an end-user level to convince consumers to purchase its water versus other options. Competitive factors with respect to our refill vending service include pricing, taste, advertising, sales promotion programs, retail placement, introduction of new packaging and branding. In addition to competition between firms within the bottled water industry, the industry itself faces significant competition from other non-alcoholic beverages, including carbonated and non-carbonated soft drinks and waters, juices, sport and energy drinks, coffees, teas and spring and tap water.

We also compete directly and indirectly in the water dispenser marketplace. This marketplace is diverse and faces competition from other methods of purified water consumption such as countertop filtration systems, faucet mounted filtration systems, in-line whole-house filtration systems, water filtration dispensing products such as pitchers and jugs, standard and advanced feature water coolers and refrigerator-dispensed filtered and unfiltered water.

Intellectual Property and Trademarks

We believe that our intellectual property provides a competitive advantage and we have invested substantial time, effort and capital in establishing and protecting our intellectual property rights. We have filed certain patent applications and trademark registration applications and intend to seek additional patents, to develop additional trademarks and seek federal registrations for such trademarks and to develop other intellectual property. We consider our Primo name and related trademarks and our other intellectual property to be valuable to our business and the establishment of a national branded bottled water exchange service. We rely on a combination of patent, copyright, trademark and trade secret laws and other arrangements to protect our proprietary rights. We own ten United States federal trademark registrations, including registrations for our Primo® and Taste Perfection® trademarks, our Primo® logo and our distinctive four bubble design. U.S. federal trademark registrations generally have a perpetual duration if they are properly maintained and renewed. We also own a pending application to register our Zero Waste. Perfect Tastetm trademark in the United States and Canada for use in association with drinking water dispensers, bottled drinking water and a variety of other non-alcoholic beverages. In addition, the design of our recycling center displays is protected by four United States design patents and two Canadian industrial design registrations. The United States design patents expire between May 2021 and April 2022 and, assuming that certain required fees are paid, the Canadian industrial design registrations expire in May 2017.

In addition to patent protection, we also rely on trade secrets and other non-patented proprietary information relating to our product development, business processes and operating activities. We regard portions of our proprietary MIS tools, various algorithms used in our business and the composition of our mineral formula to be valuable trade secrets of the Company. We seek to protect this information through appropriate efforts to maintain its secrecy, including confidentiality agreements.

Governmental Regulation

The conduct of our businesses and the production, distribution, advertising, promotion, labeling, safety, transportation, sale and use of our products are subject to various laws and regulations administered by federal, state, provincial and local governmental agencies in the United States and Canada. It is our policy to abide by the laws and regulations that apply to us, and we require our bottling, manufacturing, and distributing partners to comply with all laws and regulations applicable to them. We are required to comply with:

•	federal laws, such as the FDCA, the Occupational Safety and Health Act and the Canadian Food and Drugs Act;
•	customs and foreign trade laws and regulations;
•	state consumer protection laws;
•	federal, state, provincial and local environmental, health and safety laws;
•	laws governing equal employment opportunity and workplace activities; and
•	various other federal, state, provincial and local statutes and regulations.

We maintain environmental, health and safety policies and a quality, environmental, health and safety program designed to ensure compliance with applicable laws and regulations.

The FDA regulates bottled water as a food under the federal Food, Drug and Cosmetic Act. Similarly, Health Canada and the CFIA regulate our products under the Canadian Food and Drugs Act. Our bottled water must meet FDA and CFIA requirements of safety for human consumption, identity, quality and labeling. Further, the sale and marketing of our products is subject to FDA’s advertising and promotion requirements and restrictions. In addition, FDA has established current “good manufacturing practice” regulations, which govern the facilities, methods, practices and controls used for the processing, bottling and distribution of bottled drinking water. We and our third-party supply, bottling and distribution partners are subject to these requirements. We also must comply with overlapping and sometimes inconsistent state and provincial regulations in various jurisdictions. As a result, we must expend resources to continuously monitor state and provincial legislative and regulatory activities for purposes of identifying and ensuring compliance with the laws and regulations that apply to our bottled water business in each state and province in which we operate. While we must meet the government-mandated standards, we believe that our self-imposed standards meet or exceed those set by federal, state, provincial and local regulations. In addition, we voluntarily comply with the Federal Trade Commission’s “Green Guides” concerning the making of environmental claims in marketing materials.

Additionally, the manufacture, sale and use of resins used to make water bottles is subject to regulation by the FDA. Those regulations are concerned with substances used in food packaging materials, not with specific finished food packaging products. We may be subject to additional or changing requirements under the recently enacted Federal Food Safety Modernization Act of 2011, which requires among other things, that food facilities conduct contamination hazard analyses, implement risk-based preventive controls and develop track and trace capabilities. We believe our beverage containers are in compliance with FDA regulations. Additionally, the use of polycarbonates in food containers used by children is subject to certain state and local restrictions.

Measures have been enacted in various localities and states that require a deposit or tax to be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other deposit, recycling or product stewardship proposals have been introduced in various jurisdictions. We anticipate that similar legislation or regulations may be proposed in the future at the local, state, provincial and federal levels.

The refill vending machines used in our reverse osmosis water filtration systems are certified by the National Automatic Merchandising Association (“NAMA”). NAMA maintains a “vending machine” certification program which evaluates food and beverage vending machines against current requirements of the U.S. Public Health Service Ordinance and Code. The manufacturing facility used in connection with our refill vending service is required to be registered with the EPA under the provisions of the Federal Insecticide, Fungicide and Rodenticide Act because certain components used in connection with the reverse osmosis water filtration systems are deemed to be “pesticidal devices.” The Eagan, Minnesota facility has been registered as required. Additionally, certain states have permit requirements for the operation of the refill vending machines.

Segments

At December 31, 2010, we had four operating segments and three reportable segments: Primo Bottled Water Exchange (“Exchange”), Primo Refill (“Refill”) and Primo Products (“Products”). However, in 2011 we began to integrate the Exchange and Refill operations to take advantage of synergies and to eliminate duplicate operations and costs. In integrating the businesses we have changed our internal management and reporting structure such that Exchange and Refill no longer meet the requirements of operating segments on a stand-alone basis. Beginning in 2011, we have two operating segments and two reportable segments: Water and Products. All previous periods have been retrospectively revised to conform to this presentation. As we further integrate the various Water operations we anticipate that we will have two reportable segments in the future. See Note 11 — Segments in Item 8 of this report for further details, including additional financial information regarding our principal products and services.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in our sales and operating income. Our sales have been highest in the spring and summer, and lowest in the fall and winter. Our Water segment, which generally enjoy higher margins than our water dispensers, experience higher sales in the spring and summer. We have historically experienced higher sales in spring and summer with respect to our water dispensers, however, we believe dispenser sales are more dependent on retailer inventory management and purchasing cycles and have little correlation to weather. Sustained periods of poor weather, particularly in the spring and summer, can negatively impact our sales with respect to our higher margin Water segment. Accordingly, our results of operations in any quarter will not necessarily be indicative of the results that we may achieve for a fiscal year or any future quarter.

Employees

As of March 31, 2011, we had 125 employees. We believe that our continued success will depend on our ability to continue to attract and retain skilled personnel. We have never had a work stoppage and none of our employees are represented by a labor union. We believe our relationship with our employees is good.

Exchange Act Reports

We make available free of charge through our Internet website, www.primowater.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such materials are electronically filed with or furnished to the Securities and Exchange Commission (“SEC”). The SEC maintains an Internet website, www.sec.gov, which contains reports, proxy and information statements, and other information filed electronically with the SEC. Any materials that we file with the SEC may also be read and copied at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D. C. 20549. Information on the operations of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. The information provided on our website is not part of this report and is not incorporated herein by reference.

MANAGEMENT

Set forth below are our executive officers and directors, together with their positions and ages as of April 14, 2011.

Name	Age	Position

Billy D. Prim	55	Chairman, Chief Executive Officer, President and Director
Mark Castaneda	46	Chief Financial Officer, Secretary and Assistant Treasurer
Michael S. Gunter	42	Senior Vice President, Operations
Richard A. Brenner	47	Director
Jack C. Kilgore	62	Director
Malcolm McQuilkin	64	Director
David L. Warnock	53	Director

Set forth below is a brief description of the business experience of our directors and executive officers.

Billy D. Prim Mr. Prim has been our Chairman, Chief Executive Officer and President since he founded Primo in 2004. Prior to founding Primo, Mr. Prim founded Blue Rhino Corporation (a provider of propane cylinder exchange and complementary propane and non-propane products) in March 1994 and served as its Chief Executive Officer and Chairman of the Board. He led Blue Rhino’s initial public offering in May 1998 and remained its Chief Executive Officer until April 2004, when Blue Rhino was acquired by Ferrellgas Partners, L.P., at which time he was elected to the Ferrellgas board of directors on which he served until November 2008. Mr. Prim currently serves on the board of directors of Towne Park Ltd. and previously served on the board of directors of Southern Community Bank and Trust from 1996 until 2005. Mr. Prim brings extensive business, managerial and leadership experience to our Board of Directors. Mr. Prim’s service as an executive and a director of Primo provides our Board of Directors with a vital understanding and appreciation of our business. In addition, Mr. Prim’s leadership abilities, his experience at Blue Rhino and his extensive knowledge of the bottled water industry position him well for service on our Board of Directors.

Mark Castaneda Mr. Castaneda has served as our Chief Financial Officer, Secretary and Assistant Treasurer since March 2008. Prior to joining Primo, he served as Chief Financial Officer for Tecta America, Inc. (a private national roofing contractor) from October 2007 until March 2008, as Chief Financial Officer for Interact Public Safety (a private software company) from September 2006 until October 2007 and as Chief Financial Officer for Pike Electric Corporation (a publicly-traded energy solutions provider) from October 2004 until August 2006, where he helped lead its initial public offering in July 2005. Mr. Castaneda served Blue Rhino Corporation as its Chief Financial Officer from November 1997 until October 2004 and as a Director from September 1998 until April 2004. Mr. Castaneda helped lead Blue Rhino’s initial public offering with Mr. Prim in May 1998. Mr. Castaneda began his career with Deloitte & Touche in 1988 and is a certified public accountant.

Michael S. Gunter Mr. Gunter has served as our Senior Vice President of Operations since March 2010 and previously served as our Vice President of Operations from our founding in October 2004 through February 2010. Prior to joining Primo, he served as the Senior Director of Strategy and Financial Analysis as well as the Director of Information Technology for Blue Rhino Corporation from 2000 until October 2004. Mr. Gunter served as an Artillery Officer in the United States Marine Corps from 1990 to 1996. Mr. Gunter currently serves on the board of directors of Arrhythmia Research Technology, Inc. (a medical software company).

Richard A. Brenner Mr. Brenner has been the Chief Executive Officer of Amarr Garage Doors (a manufacturer and distributor of garage doors) since July 2002 and was its President from July 1993 until June 2002. Mr. Brenner also serves on several boards of private and nonprofit entities, including ABC of North Carolina, Idealliance and Wake Forest University Health Sciences, and was a member of the board of directors of Blue Rhino Corporation from 1998 to 2004. Mr. Brenner’s significant executive and board service experience qualify him for service on our Board of Directors.

Jack C. Kilgore Mr. Kilgore was elected to our Board of Directors at the 2011 Annual Stockholders Meeting on May 18, 2011. Since 2004, Mr. Kilgore has served as President of the Consumer Products Division of Rich Products Corporation (a supplier and solutions provider to the foodservice, in-store bakery, and retail marketplaces) where he oversees the company’s consumer packaged goods business. Mr. Kilgore joined Rich Products Corporation in 1978 as a sales and marketing administrator and has advanced through the company serving in roles as a region manager, division manager, national sales manager and various other sales and market leadership positions before being named President of the Consumer Products Division. Mr. Kilgore serves on the advisory board of South Coast Bank & Trust, is a former chairman of the National Fisheries Institute and is serving and has previously served in various leadership positions for a number of not-for-profit entities. Mr. Kilgore’s extensive knowledge of and experience in the consumer goods industry as well as his executive and managerial experience qualify him to serve as a member of our Board of Directors.

Malcolm McQuilkin Mr. McQuilkin is the President of Blue Rhino Global Sourcing, LLC (an import and design company and a wholly-owned subsidiary of Ferrellgas Propane Partners) and was the Chief Executive Officer of Uniflame, Inc. from 1990 until it was acquired by Blue Rhino Global Sourcing, LLC in 2000. As the current President of Blue Rhino Global Sourcing, Mr. McQuilkin provides our Board of Directors with significant leadership and executive experience. Mr. McQuilkin’s leadership abilities, his international business expertise (particularly with respect to outsourcing) and his extensive knowledge of complex financial and operational issues facing large companies qualify him to serve as a member of our Board of Directors.

David L. Warnock Mr. Warnock is a founder and managing member of Camden Partners Holdings, LLC (a private investment management firm established in 1995 and formerly known as Cahill Warnock & Company, LLC). Mr. Warnock also serves as the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Mr. Warnock serves on the board of National American University, Inc., New Horizons Worldwide, Inc., Nobel Learning Communities, Inc., Questar Assessment, Inc., and The Princeton Review, and was a member of the board of directors of Blue Rhino Corporation from 2000 to 2004. Mr. Warnock also serves as a member of the board of directors of several private companies and not-for profit entities. Mr. Warnock brings to our Board of Directors a unique and valuable perspective from his years of experience in private investment management. Mr. Warnock’s business acumen and his financial, managerial, leadership and board service experience qualify him to serve on our Board of Directors.

Board of Directors

Our amended and restated bylaws permit our Board of Directors to establish the authorized number of directors, and five directors are currently authorized. These amended and restated bylaws also provide that any vacancies or newly-created directorships may be filled only by the remaining members of our Board of Directors.

Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors are Billy D. Prim and Jack C. Kilgore, and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	the Class II directors are David L. Warnock and Malcolm McQuilkin, and their terms expire at the annual meeting of stockholders to be held in 2012; and

•	the Class III director will be Richard A. Brenner, and his term expires at the annual meeting of stockholders to be held in 2013.

Upon expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of that director’s successor, or that director’s earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of our Company.

Board Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each committee is currently comprised entirely of non-employee directors. Our Board of Directors may establish other committees from time to time to facilitate our corporate governance.

The current members of the board’s committees are identified in the following table:

Nominating
and
Director	Audit	Compensation	Governance

Richard A. Brenner	Chair		Chair
Jack C. Kilgore	X	X	X
Malcolm McQuilkin		X	X
David L. Warnock	X	Chair	X

Each committee operates under a written charter adopted by the Board of Directors. These charters are available on our corporate website (www.primowater.com) in the “Investor Relations” section under “Corporate Governance.”

Audit Committee. The principal responsibilities and functions of our Audit Committee are to assist the Board of Directors in fulfilling its oversight of (i) the integrity of our financial statements, (ii) the effectiveness of our internal controls over financial reporting, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our registered public accounting firm, and (v) the performance of our registered public accounting firm. In carrying out its oversight responsibilities and functions, our Audit Committee, among other things, oversees and interacts with our independent auditors regarding the auditors’ engagement and/or dismissal, duties, compensation, qualifications and performance; reviews and discusses with our independent auditors the scope of audits and our accounting principles, policies and practices; reviews and discusses our audited annual financial statements with our independent auditors and management; and reviews and approves or ratifies (if appropriate) related party transactions. In addition, the Audit Committee oversees management’s efforts in managing our key financial and other risk exposures and developing our enterprise risk management policies and procedures. Our Audit Committee met two times in 2010.

Our Board of Directors has determined that Mr. Warnock is an audit committee financial expert, as defined under the applicable rules of the SEC, and that all members of the Audit Committee are “independent” within the meaning of the applicable Nasdaq listing standards and the independence standards of rule 10A-3 of the Securities Exchange Act of 1934. Each of the members of the Audit Committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

Compensation Committee. The principal functions of our Compensation Committee include (i) reviewing our compensation practices and policies, (ii) reviewing and approving the compensation for our senior executives, (iii) evaluating the performance of our Chief Executive Officer, and (iv) assisting in Primo’s compliance with the regulations of the SEC regarding executive compensation disclosure. Our Board of Directors has determined that all members of the Compensation Committee are “independent” within the meaning of the applicable Nasdaq listing standards. Our Compensation Committee met one time in 2010.

Nominating and Governance Committee. The principal functions of our Nominating and Governance committee are, among other things, to (i) establish membership criteria for our Board of Directors, (ii) establish and communicate to stockholders a method of recommending potential director nominees for the Nominating and Governance Committee’s consideration, (iii) identify individuals qualified to become directors consistent with such criteria and select the director nominees, (iv) plan for continuity on our Board of Directors, (v) recommend action to our Board of Directors upon any vacancies on our Board of Directors, (vi) facilitate the annual evaluation of the performance of our Board of Directors and its committees, (vii) periodically review management succession plans, and (viii) consider and recommend to our Board of Directors other actions relating to our Board of Directors, its members and its committees. Our Board of Directors has determined that all members of the Nominating and Governance Committee are “independent” within the meaning of the applicable Nasdaq listing standards. Our Nominating and Governance Committee did not meet in 2010.

Director Independence

The Board of Directors determines the independence of its members based on the standards specified by The NASDAQ Stock Market, LLC (“Nasdaq”). Under the applicable Nasdaq listing standards, independent directors must comprise a majority of a listed company’s board of directors. In addition, Nasdaq’s rules require that, subject to specific exceptions, each member of a listed company’s audit committee and those members of the board of directors determining executive compensation and director nominations be independent. Audit Committee members also must satisfy the independence criteria set forth in rule 10A-3 under the Securities Exchange Act of 1934. Under the Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of rule 10A-3 under the Securities Exchange Act of 1934, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our Board of Directors has reviewed the relationships between Primo and each director and director nominee to determine compliance with the Nasdaq listing standards and has determined that none of Messrs. Brenner, Kilgore, McQuilkin and Warnock has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq rules. Our Board of Directors also determined that Messrs. Brenner, Kilgore and Warnock, who comprise our Audit Committee, Messrs. Kilgore, McQuilkin and Warnock, who comprise our Compensation Committee, and Messrs. Brenner, Kilgore, McQuilkin and Warnock, who comprise our Nominating and Governance Committee, satisfy the independence standards for those committees established by applicable SEC and Nasdaq rules. In making these determinations, our Board of Directors considered the relationships that each non-employee director has with Primo and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. There is no family relationship between any director, executive officer or person nominated to become a director or executive officer.

Director Compensation

The following table shows the compensation paid to each non-employee director who served on our Board of Directors in 2010:

2010 Director Compensation Table

	Fees Earned or
	Paid in Cash	Stock Awards	Total
Name	($)	($)(1)	($)

Richard A. Brenner	—	73,817	73,817
David W. Dupree	—	73,817	73,817
Malcolm McQuilkin	—	73,817	73,817
David L. Warnock	—	73,817	73,817

(1)	The amounts shown in this column represent the aggregate grant date fair value of stock awards computed in accordance with FASB Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). Each director received an award of 5,749 shares of restricted stock in February 2010 that vests in equal annual installments over a three-year period. This was the only stock award made to directors during 2010. For additional information regarding the assumptions made in calculating these amounts, see the notes to our audited financial statements included herein.

The following table shows the number of outstanding and unexercised stock options and the number of shares of restricted stock held by each non-employee director as of December 31, 2010:

	Shares Subject to	Shares of Restricted
	Outstanding Option	Common Stock
	Awards	Outstanding
Name	(#)	(#)

Richard A. Brenner	2,300	5,749
David W. Dupree	—	5,749
Malcolm McQuilkin	10,733	5,749
David L. Warnock	2,300	5,749

Prior to our initial public offering, we did not have a policy regarding compensation payable to our directors. Instead, we from time to time made awards of stock options and restricted stock to our non-employee directors. In connection with our initial public offering, our Board of Directors approved and adopted our Non-Employee Director Compensation Policy. Under the Non-Employee Director Compensation Policy, each non-employee director receives an annual retainer of $25,000, paid one-half in restricted common stock and one-half in options to purchase common stock, granted on the first business day following each annual meeting of our stockholders. Additionally, non-employee directors receive the following cash awards:

•	a $5,000 retainer for directors who also serve as committee chairs and a $2,500 retainer for other directors;
•	$2,500 for each regularly scheduled Board of Directors meeting attended in person ($1,000 if attended telephonically);
•	$1,000 for each ad hoc telephonic special Board of Directors meeting attended;
•	$1,000 for each regularly scheduled committee meeting attended; and
•	$500 for each ad hoc telephonic committee meeting attended.

Grants made under the Non-Employee Director Compensation Policy are made pursuant to the 2010 Omnibus Long-Term Incentive Plan and vest in full on the day immediately following the first anniversary of the grant date. Mr. Prim receives no compensation for his service on our Board or Directors.

Code of Conduct

Our Board of Directors has adopted a Code of Business Conduct and Ethics. This code applies to all of the directors, officers and employees of Primo and its subsidiaries. A copy of our Code of Business Conduct and Ethics is available on our corporate website (www.primowater.com). We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis relates to our compensation arrangements for:

(1) our principal executive officer (Billy D. Prim);

(2) our principal financial officer (Mark Castaneda);

(3) our only other current executive officer (Michael S. Gunter); and

(4) two other individuals who served as executive officers during a portion of 2010 but who were not serving as such at December 31, 2010 (Duane G. Goodwin and Richard E. Belmont, and together with Messrs. Prim, Castaneda and Gunter, our NEOs).

This discussion and analysis should be read together with the compensation tables and related disclosures set forth below. This discussion and analysis includes statements regarding financial and operating performance targets in the limited context of our executive compensation program, and investors should not evaluate these statements in any other context. This discussion and analysis also contains forward-looking statements that are based on our current considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt in the future may differ materially from current or planned programs as summarized in this discussion.

Introduction

Our compensation discussion and analysis discusses the total compensation for our NEOs and describes our overall compensation philosophy, objectives and practices. Our compensation philosophy and objectives generally apply to all of our employees and all of our employees are eligible to participate in the main components of our compensation program consisting of:

•	base salary;
•	annual bonus and incentive arrangements; and
•	equity compensation.

The relative value of each of these components for individual employees varies based on job role and responsibility as well as our financial performance.

Compensation Philosophy and Objectives

Our compensation approach has changed and developed over the last several years as we have experienced rapid growth. We completed both our initial public offering and the acquisition of a refill vending business from Culligan Store Solutions, LLC and Culligan Canada in November 2010. We made changes to our compensation programs during 2010 in anticipation of our becoming a larger publicly-traded company.

Our compensation philosophy is to offer our executive officers compensation and benefits that are competitive and meet our goals of attracting, retaining and motivating highly skilled management, which is necessary to achieve our financial and strategic objectives and create long-term value for our stockholders. Accordingly, our executive officer compensation program is designed to link annual and long-term cash and stock incentives to the achievement of Company and individual performance goals and to align the interests of executive officers with the creation of stockholder value.

We believe compensation should be determined within a framework that is intended to reward individual contribution and the achievement of Company objectives. Within this overall philosophy, our objectives are to:

•	attract, retain and motivate our executives by providing a total compensation program that takes into consideration competitive market requirements and strategic business needs;
•	align the financial interests of executive officers with those of our stockholders, both in the short and long term;
•	provide incentives for achieving and exceeding annual and long-term performance goals; and
•	appropriately reward executive officers for creating long-term stockholder value.

Each of Messrs. Prim, Castaneda and Gunter entered into an employment agreement with the Company in connection with our initial public offering. The material terms of those employment agreements are described below under “Employment Agreements”. We also entered into an employment agreement with Mr. Goodwin in connection with our initial public offering. Mr. Goodwin was employed with us through December 21, 2010, and we entered into a separation agreement with him on December 22, 2010 that is also described below.

Determining Executive Compensation

Prior to our November 2010 initial public offering, we were a privately-held company. As a result, we were not subject to any stock exchange listing or SEC rules requiring a majority of our Board of Directors to be independent or relating to the formation and functioning of Board committees, including our Compensation Committee. Historically, we informally considered the competitive market for corresponding positions within comparable geographic areas and with companies of similar sizes and stages of development, including other small, high-growth public companies, in structuring and setting our executive compensation. This consideration was based on the general knowledge possessed by members of our Compensation Committee and also included consultations with our Chief Executive Officer. As we continue to gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will evolve. For example, over time, we expect to reduce our reliance upon subjective determinations in favor of a more empirically based approach that could involve, among other practices, benchmarking the compensation paid to our NEOs against peer companies that we identify and the use of clearly defined, objective targets to determine incentive compensation awards.

Our Compensation Committee typically considers, but is not required to accept, our Chief Executive Officer’s recommendations regarding proposed base salaries, bonus and incentive awards, and equity awards for the other NEOs. The Compensation Committee may also request the assistance of our Chief Financial Officer in evaluating the financial, accounting and tax implications of various compensation awards paid to the NEOs. However, our Chief Financial Officer does not recommend or determine the amounts or types of compensation paid to the NEOs. Our Chief Executive Officer and certain of our other NEOs may attend Compensation Committee meetings, as requested by the chairman of the Compensation Committee. Our NEOs, including our Chief Executive Officer, typically do not attend any portion of the Compensation Committee meetings during which their compensation is established and approved.

We believe the levels of compensation we provide should be competitive, reasonable and appropriate for our business needs and circumstances. To date, the Compensation Committee has not engaged a compensation consultant. Rather, the Compensation Committee and our Chief Executive Officer have applied subjective discretion to make compensation decisions and have not used a specific formula or matrix to set compensation in relation to compensation paid by other companies. To date, our Compensation Committee has not established any percentile targets for the levels of compensation provided to our NEOs. Similarly, the Compensation Committee has not performed competitive reviews of our compensation programs with those of similarly-situated companies, nor have we engaged in benchmarking of compensation paid to our NEOs. Our historical approach has been to consider competitive compensation practices and other factors such as the level of compensation necessary to recruit and retain an executive and individual performance rather than establishing compensation at specific benchmark percentiles. This approach has enabled us to respond to dynamics in the labor market and provided us with flexibility in maintaining and enhancing our NEOs’ engagement, focus, motivation and enthusiasm for our future. However, as mentioned above, we expect to build some of these practices into our compensation approach over time as we continue to review, evaluate and refine our compensation policies and practices as a public company.

In connection with our initial public offering, we reconstituted our Compensation Committee to be comprised of Messrs. Dupree, McQuilkin and Warnock, with Mr. Warnock acting as chair. Our Compensation Committee is currently comprised of Messrs. Kilgore, McQuilkin and Warnock, with Mr. Warnock acting as chair. Each of the members of our Compensation Committee is “independent” within the meaning of applicable Nasdaq listing standards. Our Compensation Committee’s charter provides, among other things, that the Compensation Committee’s principal duties include (i) reviewing our compensation policies and practices, (ii) reviewing and approving the compensation for our senior executives, (iii) evaluating the performance of our senior executives and (iv) assisting in the Company’s compliance with the regulations of the SEC regarding executive compensation disclosure.

The amount of past compensation, including annual bonus and incentive awards and amounts realized or realizable from prior restricted stock and stock option awards, is generally not a significant factor in the Compensation Committee’s considerations because these awards would have been earned based on performance in prior years. The Compensation Committee does, however, consider prior awards when considering the retention aspects of our compensation program.

Our NEOs are not subject to mandated stock ownership or stock retention guidelines. Our Compensation Committee believes that the equity component of our executive compensation program ensures that our NEOs are also owners and those components work to align the NEOs’ goals with the best interests of our stockholders.

Elements of Our Executive Compensation Program

The principal elements of our executive compensation program have to date been (a) base salary, (b) a discretionary annual cash bonus opportunity for 2009 and prior years, (c) an executive cash and equity incentive arrangement for 2010 and (d) long-term equity compensation in the form of restricted stock, stock options and restricted stock units. Each of those compensation elements satisfies one or more of our compensation objectives.

We have not adopted any policies with respect to long-term versus currently-paid compensation, but feel that both elements are necessary for achieving our compensation objectives. Compensation in the form of a base salary provides financial stability for each of our NEOs and annual increases in base salary provide a reward for short-term Company and individual performance. Annual cash bonuses and incentive awards likewise provide a reward for short-term Company and individual performance. Long-term equity compensation rewards achievement of strategic long-term objectives and contributes toward overall stockholder value. Similarly, while we have not adopted any policies with respect to cash versus non-cash compensation (or among different forms of non-cash compensation), we feel that it is important to encourage or provide for a meaningful amount of equity ownership by our NEOs to help align their interests with those of stockholders, one of our compensation objectives. We have also in the past used equity compensation in order to preserve the Company’s cash to the extent practicable in order to facilitate our growth and development. We combine the compensation elements for each NEO in a manner that the Compensation Committee believes, in its discretion and judgment, is consistent with the executive’s contributions to our Company and our overall goals with respect to executive compensation.

Base Salary

We believe that a competitive base salary is an important component of compensation as it provides a degree of financial stability for our NEOs and is critical to recruiting and retaining our executives. Base salary is also designed to recognize the scope of responsibilities placed on each NEO and reward each executive for his or her unique leadership skills, management experience and contributions. We make a subjective determination of base salary after considering such factors collectively.

During February 2010, in anticipation of our initial public offering, we reviewed and made certain adjustments to the base salaries for our NEOs as set forth in the table below. In April 2010, we entered into employment agreements with each of Messrs. Prim, Castaneda, Gunter and Goodwin that provided for continued base salaries at the amounts set forth below.

	2009	2010
	Base Salary	Base Salary
Name	($)	($)

Billy D. Prim	400,000	400,000
Mark Castaneda	225,000	250,000
Michael S. Gunter	173,673	225,000
Duane G. Goodwin	—	250,000
Richard E. Belmont	183,195	200,000

The Committee believed the adjustment in Mr. Castaneda’s base salary was appropriate in light of his increased responsibilities associated with our initial public offering. The Committee believed the increases in Mr. Gunter and Mr. Belmont’s base salaries were appropriate as a result of their increased responsibilities and efforts in managing Primo’s growth.

Annual Incentive and Bonus Arrangements

2010 Executive Incentive Plan

We established an executive incentive plan for 2010, which included an opportunity for both a cash award and an equity award for our executive officers. The Compensation Committee structured and implemented this plan to motivate our executive officers to achieve our annual strategic and financial goals. The 2010 executive incentive plan provided for cash and equity awards with the following amounts:

•	Cash award:

o	A cash incentive pool was to be created based upon the amount by which the Company’s actual earnings before interest, taxes, depreciation and amortization as adjusted for non-cash, non-recurring items (“EBITDA”) for 2010 exceeded target EBITDA of $2.5 million. This cash pool would be funded as follows:

■	50% of the first $1.0 million of actual EBITDA in excess of target EBITDA; plus
■	30% of the next $1.0 million of actual EBITDA in excess of target EBITDA; plus
■	20% of any actual EBITDA more than $2.0 million in excess of target EBITDA.

o	Each participant in the executive incentive plan for 2010 would then be entitled to the portion of the cash incentive pool equal to that participant’s individual 2010 base salary over the total 2010 base salaries of all the participants in the 2010 executive incentive plan multiplied by the total amount in the cash incentive pool.

•	Equity award:

o	Target amounts were to be based on Company and employee-specific performance; and
o	Actual awards, if any, were to be determined in early 2011 and were to be based on the Compensation Committee’s subjective evaluation of Primo’s and each individual’s performance.

Our actual EBITDA for 2010 was $(1.5) million, which was less than the target EBITDA under the 2010 executive incentive plan. As a result, no cash amounts were paid and no equity awards were made to our executive officers with respect to our 2010 performance.

Discretionary Equity Awards

On March 18, 2011, our Compensation Committee approved grants of equity awards to certain of our executive officers and key employees. The Compensation Committee approved these awards in recognition of the employees’ efforts with respect to our successful initial public offering and the recent acquisition transactions as well as the increased responsibilities resulting from being a publicly traded company with significantly larger operations.

The following table provides information regarding the restricted stock units and stock options:

	Restricted Stock	Restricted Stock	Stock Options	Stock Options
Name	Units (#)(1)	Units ($)(2)	(#)(3)	($)(4)

Billy D. Prim	20,000	246,600	40,000	165,493
Mark Castaneda	15,000	184,950	30,000	124,120
Michael S. Gunter	10,000	123,300	20,000	82,747
Duane G. Goodwin	—	—	—	—
Richard E. Belmont	5,000	61,650	10,000	41,373

(1)	These restricted stock units vest in equal annual installments on March 29 of each of 2012, 2013, and 2014.

(2)	Amounts set forth in this column represent the grant date fair value of restricted stock unit awards computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating these amounts, see the notes to our audited financial statements included herein.

(3)	These stock options vest in equal annual installments on March 29 of each of 2012, 2013 and 2014.

(4)	Amounts set forth in this column represent the grant date fair value of stock option awards computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating these amounts, see the notes to our audited financial statements included herein.

Discretionary Cash Bonuses

We have also from time to time in the past paid discretionary annual cash bonuses to our executive officers. We did not pay any such discretionary cash bonuses with respect to our performance in 2009 or 2010.

The employment agreements for each of Messrs. Prim, Castaneda and Gunter do not provide for specified annual incentive or bonus awards. Instead, these employment agreements simply provide that each such executive is entitled to receive bonuses and awards of equity and non-equity compensation as approved by our Board of Directors.

Long-Term Equity Compensation

Historically, we have provided long-term equity compensation primarily through grants of restricted stock and stock options. We have in the past granted restricted stock and stock options through annually-adopted executive incentive plans, initial grants to new employees and, on occasion, through additional grants approved by our Board of Directors or the Compensation Committee. We intend to continue these practices in the future as we believe that such grants further our compensation objectives of aligning the interests of our NEOs with those of our stockholders, encouraging long-term performance, and providing a simple and easy-to-understand form of equity compensation that promotes executive retention. We view such grants both as incentives for future performance and as compensation for past accomplishments.

On February 18, 2010, we made restricted stock awards to our NEOs in the following amounts:

	Shares of	Shares of
	Restricted	Restricted
Name	Stock (#)(1)	Stock ($)(2)

Billy D. Prim	—	—
Mark Castaneda	23,957	307,608
Michael S. Gunter	14,374	184,562
Duane G. Goodwin	—	—
Richard E. Belmont	14,374	184,562

(1)	These shares of restricted stock vest in three equal annual installments on the first, second and third anniversary of the grant date.

(2)	Amounts set forth in this column represent the grant date fair value of restricted stock awards computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating these amounts, see the notes to our audited financial statements included herein.

In determining the amounts of the restricted stock grants to each of our executive officers, our Compensation Committee considered each officer’s position and level of responsibility at Primo and the officer’s individual contribution to Primo’s performance.

We adopted a policy in connection with our initial public offering that provides for our Compensation Committee to approve stock option grants up to four times per year at its regularly scheduled quarterly meetings, and further provides that such grants will be effective on the third trading day following the date of the next public disclosure of our financial results following the date of each such meeting.

Perquisites and Other Benefits

As a general matter, we do not offer perquisites or other benefits to any executive officer, including the NEOs, with an aggregate value in excess of $10,000 annually, because we believe we can provide better incentives for desired performance with compensation in the forms described above. We recognize that, from time to time, it may be appropriate to provide some perquisites or other benefits in order to attract, motivate and retain our executives, with any such decision to be reviewed and approved by the Compensation Committee.

Our executive officers are eligible to participate in customary employee benefit plans, including medical, dental, vision, life and other employee benefit and insurance plans made available to employees. We maintain a 401(k) plan, which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code. In general, all of our employees are eligible to participate in this plan. The

401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to 90% or the statutory limit, $16,500 in 2010, whichever is less, and have the amount of the reduction contributed to the 401(k) plan. In 2010 our Board of Directors established a company match of up to 50% of employee contributions up to 6% of their salaries, with 50% of the matching amount being contingent upon our achievement of certain objectives to be determined by our Board of Directors. For 2010, the contingent portion of the company match under the 401(k) plan was based upon our achieving EBITDA of $2.5 million. Since our actual 2010 EBITDA was below this targeted level, this contingent match was not earned for 2010.

Employment and Severance and Change of Control Benefits

We believe that a strong, experienced management team is essential to the best interests of the Company and our stockholders. We recognize that the possibility of a change of control could arise and that such a possibility could result in the departure or distraction of members of the management team to the detriment of our Company and our stockholders. We entered into employment agreements with Messrs. Prim, Castaneda, Gunter and Goodwin in connection with our initial public offering, which are intended to minimize employment security concerns arising in the course of negotiating and completing a change of control transaction. A more detailed description of the change of control provisions provided in these employment agreements is available under the section captioned “Employment Agreements” below, and the change of control benefits are quantified in the section captioned “Potential Payments Upon Termination or Change of Control.” Our separation agreement with Mr. Goodwin is also discussed below under “Employment Agreements”.

Tax Considerations

Other than our Chief Executive Officer, we have not agreed to provide any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code. As described in the section below captioned “Employment Agreements,” any payments our Chief Executive Officer receives in connection with a change of control may be subject to increase to cover any excise tax imposed by Section 280G of the Internal Revenue Code.

Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change of control that exceed certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives “deferred compensation” that does not meet the requirements of Section 409A.

Because of the limitations of Internal Revenue Code Section 162(m), our federal income tax deduction for compensation paid to our Chief Executive Officer and to certain other highly compensated executive officers (other than our Chief Financial Officer) may be limited if the compensation exceeds $1,000,000 per person during any fiscal year, unless it is “performance-based” under Code Section 162(m) or meets another exception to the deduction limits. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or the option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. However, option compensation will not be subject to the $1,000,000 cap on deductibility if the options meet certain requirements, and in the past we have granted options that we believe met those requirements.

Additionally, under a special Code Section 162(m) transition rule, any compensation paid pursuant to a compensation plan in existence before the effective date of our initial public offering will not be subject to the $1,000,000 limitation until the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which our initial public offering occurred, unless the compensation plan is materially modified. While the Compensation Committee cannot predict how the deductibility limit may impact our compensation programs in future years, the Compensation Committee intends to maintain an approach to executive compensation that links pay to performance. In addition, while the Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our NEOs, the Compensation Committee intends to consider tax deductibility under Code Section 162(m) as a factor in compensation decisions.

Risk Analysis of Compensation Program

The Compensation Committee has reviewed the Company’s compensation program and does not believe that it encourages excessive or unnecessary risk taking. Base salaries are fixed in amount and thus do not encourage risk taking. By utilizing annual cash bonuses and incentive awards that are tied to individual and Company-wide performance measures and long-term equity compensation as a significant portion of total compensation, the Compensation Committee believes that it has aligned our executive officers’ objectives with those of our long-term stockholders.

Conclusion

The Compensation Committee believes that our executive leadership is a key element to our success and that the compensation package offered to our NEOs is a key element in attracting and retaining the appropriate personnel.

The Compensation Committee believes it has maintained compensation for our NEOs at levels that are reflective of the talent and success of the individuals being compensated, and with the inclusion of additional compensation directly tied to performance, the Compensation Committee believes executive compensation will be sufficiently comparable to its industry peers to allow us to retain our key personnel at costs which are appropriate for us.

The Compensation Committee will continue to develop, analyze and review its methods for aligning our executive officers’ long-term compensation with the benefits generated for stockholders. The Compensation Committee believes the idea of creating ownership helps align management’s interests with the interests of stockholders. The Compensation Committee has no pre-determined timeline for implementing new or ongoing long-term incentive plans. New plans will be reviewed, discussed and implemented as the Compensation Committee believes necessary or appropriate as a measure to incentivize, retain and reward our NEOs.

2010 Summary Compensation Table

The following table summarizes the total compensation paid or earned by each of our NEOs during the year ended December 31, 2010.

				Option	All Other
		Salary	Stock Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)

Billy D. Prim	2010	400,000	—	—	3,292	403,292
Chairman, Chief Executive	2009	400,000	—	—	138	400,138
Officer and President
Mark Castaneda	2010	243,281	307,608	—	2,398	553,287
Chief Financial Officer	2009	225,000	—	19,399	93	244,492
Michael S. Gunter	2010	211,098	184,562	—	60	395,720
Senior Vice President, Operations	2009	173,363	—	—	62	173,425
Duane G. Goodwin	2010	211,539	—	52,960	2,425	266,924
Former Senior Vice President,	2009	—	—	—	—	—
Business Development(1)
Richard E. Belmont	2010	195,476	184,562	—	1,984	382,022
Vice President, Products(2)	2009	183,195	—	11,542	143	194,880

(1)	Mr. Goodwin served as Senior Vice President, Business Development from February 15, 2010 through December 22, 2010.

(2)	Mr. Belmont serves as Vice President, Products. Following a restructuring of Primo’s internal management reporting structure in February 2010, our Board of Directors determined that Mr. Belmont no longer served as an executive officer of Primo.

Salaries (Column (c))

Base salaries for Messrs Prim, Castaneda and Gunter are specified in their employment agreements which are described in greater detail in “Employment Agreements” below.

Stock Awards and Option Awards (Columns (d) and (e))

The amounts shown in the “Stock Awards” and “Option Awards” columns represent the aggregate grant date fair value of restricted stock and stock option awards computed in accordance with FASB Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). For additional information regarding the assumptions made in calculating these amounts, see the notes to our audited financial statements included herein.

All Other Compensation (Column (f))

Amounts shown in this column consist of life insurance premiums paid on behalf of each NEO and matching contributions to the NEOs’ accounts under Primo’s 401(k) plan.

2010 Grants of Plan Based Awards

The following table shows grants of plan-based awards made to our NEOs during the year ended December 31, 2010.

		Estimated Future Payouts		Grant Date
		Under Non-Equity	All Other Stock	Fair Value of
	Grant	Incentive Plan Awards	Awards: Number of	Stock Awards
Name	Date	Target ($)(1)	Shares of Stock (#)(2)	($)(3)

Billy D. Prim	3/5/2010	-0-	—	—
Mark Castaneda	3/5/2010	-0-	—	—
	2/18/10	—	23,957	307,608
Michael S. Gunter	3/5/2010	-0-	—	—
	2/18/10	—	14,374	184,562
Duane G. Goodwin	3/5/2010	-0-	—	—
Richard E. Belmont	3/5/2010	-0-	—	—
	2/18/10	—	14,374	184,562

(1)	The amounts in this column relate to cash incentive awards under our 2010 executive incentive plan that provided for potential payments to our NEOs and other employees to the extent that our 2010 earnings before interest, taxes, depreciation and amortization (“EBITDA”) exceeded a targeted level of EBITDA. In accordance with the SEC’s rules, we are including $-0- as the “representative” amount of this award because (a) there was no targeted payout amount with respect to the award and (b) the target level of EBITDA under the 2010 executive incentive plan was above our actual EBITDA for 2009. Primo’s actual 2010 EBITDA was less than target EBITDA under the 2010 executive incentive plan and, as a result, no amounts were paid to our NEOs or other employees pursuant to these cash incentive awards. The material terms of the 2010 executive incentive plan are described in the “Compensation Discussion and Analysis” section beginning on page 73.

(2)	Amounts set forth in this column reflect grants of restricted stock under our 2004 Stock Plan. These restricted stock grants vest in equal installments on the first, second and third anniversary of the grant date.

(3)	Amounts set forth in this column represent the grant date fair value of the restricted stock awards described in Note (2) above computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating these amounts, see the notes to our audited financial statements herein.

Outstanding Equity Awards at Fiscal Year-End 2010

The following table sets forth information regarding outstanding equity awards held by our NEOs as of December 31, 2010.

	Option Awards				Stock Awards
	Number of Shares	Number of Shares				Market Value
	Underlying	Underlying	Option		Number of	of Shares of
	Unexercised	Unexercised	Exercise	Option	Shares of Stock	Stock That
	Options (#)	Options (#)	Price	Expiration	That Have Not	Have Not
Name	Exercisable(1)	Unexercisable	($)	Date	Vested (#)	Vested ($)(2)

Billy D. Prim(3)	9,583	—	10.44	11/01/14	—	—
	21,562	—	10.44	01/01/16	—	—
	1,917	—	13.04	01/25/17	—	—
	9,583	—	20.66	05/01/18	—	—
Mark Castaneda	14,375	—	20.66	05/01/18	—	—
	3,833	—	13.04	01/29/19	—	—
	—	—	—	—	23,957(4)	340,429
Michael S. Gunter	9,583	—	10.44	11/01/14	—	—
	8,625	—	10.44	01/01/16	—	—
	803	—	13.04	01/25/17	—	—
	5,091	—	13.04	01/25/17	—	—
	—	—	—	—	14,374(4)	204,255
Duane G. Goodwin	9,583	—	12.84	02/18/20	—	—
Richard E. Belmont	9,583	—	13.04	09/11/16	—	—
	848	—	13.04	01/25/17	—	—
	3,180	—	20.66	05/01/18	—	—
	2,281	—	13.04	01/29/19	—	—
	—	—	—	—	14,374(4)	204,255

(1)	All outstanding unvested options vested in their entirety upon the closing of our initial public offering on November 10, 2010.

(2)	The amounts set forth in this column were calculated by multiplying the closing market price of Primo’s common stock on December 31, 2010 ($14.21) by the number of shares held on such date.

(3)	Excludes 12,500 shares of restricted stock issued to Mr. Prim in 2010 in connection with his agreement to personally guarantee Primo’s borrowings under the overadvance line under our former senior revolving credit facility. See “Certain Relationships and Related Party Transactions — Issuance of Restricted Stock to Mr. Prim.”

(4)	These shares vest in equal annual installments on February 18 of 2011, 2012 and 2013.

2010 Option Exercises and Stock Vested

No stock options held by our NEOs were exercised during the year ended December 31, 2010, and no restricted stock awards held by our NEOs vested during the year ended December 31, 2010.

2010 Potential Payments Upon Termination or Change of Control

The following table sets forth the amounts payable to Messrs. Prim, Castaneda, Gunter and Belmont upon termination of his employment under various scenarios or a change of control of Primo, assuming each of the events occurred on December 31, 2010. The amounts set forth in the following table with respect to Mr. Goodwin represent the amount Mr. Goodwin is actually receiving pursuant to the separation arrangement he entered into with Primo in connection with the termination of his employment.

				Termination
	Termination	Termination		without Cause or
	for Cause or	without Cause		for Good Reason		Termination		Termination		Change-in-
Benefits and Payments	without Good	or for Good		following a		due to		due to		Control (No
Upon Termination	Reason	Reason		Change-in-Control		Disability		Death		Termination)

Billy D. Prim:
Base Salary(1)	$—	$400,000		$800,000		$—		$—		$—
Annual Cash Bonus(2)	—	—		—		—		—		—
Restricted Stock Vesting(3)	—	—		—		—		—		—
Health Insurance(4)	—	8,600		17,200		—		—		—
Life Insurance(4)	—	90		180		—		—		—
Disability Coverage(4)	—	850		1,700		—		—		—

Total:	$—	$409,540		$819,080		$—		$—		$—

Mark Castaneda::
Base Salary(5)	$—	$250,000		$375,000		$—		$—		$—
Annual Cash Bonus(6)	—	—		—		—		—		—
Restricted Stock Vesting	—	113,481	(7)	340,429	(8)	340,429	(9)	340,429	(9)	340,429	(8)
Health Insurance(10)	—	12,540		18,810		—		—		—
Life Insurance(10)	—	90		130		—		—		—
Disability Coverage(10)	—	850		1,275		—		—		—

Total:	$—	$376,961		$735,644		$340,429		$340,429		$340,429

Michael S. Gunter:
Base Salary(5)	$—	$225,000		$337,500		$—		$—		$—
Annual Cash Bonus(6)	—	—		—		—		—		—
Restricted Stock Vesting	—	68,094	(7)	204,255	(8)	204,255	(9)	204,255	(9)	204,255	(8)
Health Insurance(10)	—	12,540		18,810		—		—		—
Life Insurance(10)	—	90		130		—		—		—
Disability Coverage(10)	—	850		1,275		—		—		—

Total:	$—	$306,574		$561,970		$204,255		$204,255		$204,255

Duane G. Goodwin:
Base Salary(11)	$125,000	$—		$—		$—		$—		$—
Annual Cash Bonus	—	—		—		—		—		—
Restricted Stock Vesting	—	—		—		—		—		—
Health Insurance(12)	12,540	—		—		—		—		—
Life Insurance	—	—		—		—		—		—
Disability Coverage	—	—		—		—		—		—

Total:	$137,540	$—		$—		$—		$—		$—

Richard E. Belmont:
Base Salary	$—	$—		$—		$—		$—		$—
Annual Cash Bonus	—	—		—		—		—		—
Restricted Stock Vesting	—	—		—		204,255	(9)	204,255	(9)	—
Health Insurance	—	—		—		—		—		—
Life Insurance	—	—		—		—		—		—
Disability Coverage	—	—		—		—		—		—

Total:	$—	$—		$—		$204,255		$204,255		$—

(1)	Represents a payment equal to Mr. Prim’s highest base salary in effect during the 12 months immediately prior to the termination date in the case of a termination without Cause or for Good Reason and a payment equal to two times Mr. Prim’s highest base salary in effect during the 12 months immediately prior to the termination date in the case of a termination without Cause or for Good Reason in connection with a Change of Control.

(2)	Represents a payment equal to the average annual bonus earned by Mr. Prim for the most recent two fiscal years ending prior to the termination date in the case of a termination without Cause or for Good Reason and a payment equal to 2.0 times the average annual bonus earned by Mr. Prim for the most recent two fiscal years ending prior to the termination date in the case of a termination without Cause or for Good Reason in connection with a Change of Control.

(3)	Excludes 12,500 shares of restricted stock issued to Mr. Prim in 2010 in connection with his agreement to personally guarantee Primo’s borrowings under the overadvance line under our former senior revolving credit facility. See “Certain Relationships and Related Party Transactions — Issuance of Restricted Stock to Mr. Prim.”

(4)	In the case of a termination without Cause or for Good Reason, represents the estimated incremental cost to maintain coverage under the applicable policy for 12 months. In the case of a termination without Cause or for Good Reason in connection with a Change of Control, represents the estimated incremental cost to us to maintain coverage under the applicable policy for 24 months.

(5)	Represents a payment equal to such executive’s highest base salary in effect during the 12 months immediately prior to the termination date in the case of a termination without Cause or for Good Reason and a payment equal to 1.5 times such executive’s highest base salary in effect during the 12 months immediately prior to the termination date in the case of a termination without Cause or for Good Reason in connection with a Change of Control.

(6)	Represents a payment equal to the average annual bonus earned by the executive for the most recent two fiscal years ending prior to the termination date in the case of a termination without Cause or for Good Reason and a payment equal to 1.5 times the average annual bonus earned by the executive for the most recent two fiscal years ending prior to the termination date in the case of a termination without Cause or for Good Reason in connection with a Change of Control.

(7)	Represents the value of restricted shares of common stock held at December 31, 2010 which are scheduled to vest within six months of such date, based upon the closing market price on December 31, 2010 ($14.21) of the shares of common stock.

(8)	Represents the value of restricted shares of common stock held at December 31, 2010, based upon the closing market price on December 31, 2010 ($14.21) of the shares of common stock. These restricted shares would vest in full upon a “change in control” under the terms of, and as defined in, each executive’s respective employment agreement as discussed below.

(9)	Represents the value of restricted shares of common stock held at December 31, 2010, based upon the closing market price on December 31, 2010 ($14.21) of the shares of common stock. Pursuant to the executive’s restricted stock award agreement, these restricted shares would vest in full upon the executive’s death or Disability (as defined in the executive’s restricted stock award agreement).

(10)	In the case of a termination without Cause or for Good Reason, represents the estimated incremental cost to maintain coverage under the applicable policy for 12 months. In the case of a termination without Cause or for Good Reason in connection with a Change of Control, represents the estimated incremental cost to us to maintain coverage under the applicable policy for 18 months.

(11)	Represents continuation of base salary for a period of six months.

(12)	Represents the estimated incremental cost to maintain health insurance coverage for Mr. Goodwin for 12 months.

Employment Agreements and Change of Control Arrangements

The following summaries of the employment agreements of Messrs. Prim, Castaneda and Gunter describe the new employment agreements with such individuals that were entered into in April 2010 in connection with our initial public offering. We have not entered into an employment agreement with Mr. Belmont. We also entered into an employment agreement with Mr. Goodwin in connection with our initial public offering and subsequently entered into a separation agreement with him on December 22, 2010.

Employment Agreements with Messrs. Prim, Castaneda and Gunter

Mr. Prim’s employment agreement provides for a base annual salary of $400,000, which may be adjusted up but not down by our Board of Directors. Mr. Prim is also eligible to receive bonuses and awards of equity and non-equity compensation as approved by our Board of Directors. The employment agreement entitles Mr. Prim to participate in all other benefits generally available to our other senior executives. Mr. Prim’s employment agreement also provides for: (i) an annual automatic cost of living increase to base salary based on the Consumer Price Index; (ii) long-term disability coverage at 100% of base annual salary; (iii) an annual physical paid for by Primo; and (iv) Primo’s payment of certain attorneys fees incurred in the event Mr. Prim has to take action to enforce his rights under the employment agreement. We have agreed to maintain insurance coverage for and indemnify Mr. Prim in connection with his capacity as our director and officer.

Our employment agreement with Mr. Prim provides for an initial three-year employment term that commenced April 1, 2010 and that automatically extends for additional one-year periods unless terminated by Mr. Prim or us upon at least 90 days prior written notice of intention not to renew. The agreement may also be terminated by us or Mr. Prim for other reasons and, subject to the conditions set forth in the employment agreement, provides for certain payments to Mr. Prim upon a termination of his employment or a change of control of Primo, as described below.

Our employment agreements with Messrs. Castaneda and Gunter are substantially similar to our employment agreement with Mr. Prim, except that the economic terms differ among the agreements and their agreements do not provide for: (i) an annual automatic cost of living increase to base salary; (ii) additional long-term disability coverage; (iii) a Primo-paid annual physical; (iv) our payment of certain attorney fees; and (v) a Section 4999 excise tax gross-up payment to cover certain taxes and penalties. Mr. Castaneda’s employment agreement provides for a base annual salary of $250,000 and Mr. Gunter’s employment agreement provides for a base annual salary of $225,000, which base salaries may be adjusted up but not down by our Board of Directors. Messrs. Castaneda and Gunter are also eligible to receive bonuses and awards of equity and non-equity compensation as approved by our Board of Directors. The employment agreements entitle each of Messrs. Castaneda and Gunter to participate in all other benefits generally available to our other senior executives. We have agreed to maintain insurance coverage for and indemnify each of Messrs. Castaneda and Gunter in connection with their respective capacities as officers.

Our employment agreements with each of Messrs. Castaneda and Gunter provide for initial three-year employment terms that commenced April 1, 2010 and that automatically extend for additional one-year periods unless terminated by the NEO or us upon at least 90 days prior written notice of intention not to renew. The agreement may also be terminated by us or the NEO for other reasons and, subject to the conditions set forth in the employment agreement, provides for certain payments to be made to such NEO upon a termination of his employment or a change of control of Primo, as described below.

Under our agreements with Messrs. Prim, Castaneda and Gunter, these individuals are entitled to certain benefits upon their termination or upon a Change of Control (as defined in the employment agreement and described below). The definitions of “Cause” and “Good Reason” as used in the employment agreements are also provided below.

Under these employment agreements, if any of Messrs. Prim, Castaneda or Gunter is terminated without Cause or if any of Messrs. Prim, Castaneda or Gunter resigns for Good Reason, then such individual is entitled to the following benefits:

•	severance payments in an amount equal to (i) his highest annual base salary in effect during the 12 months immediately prior to his termination date plus (ii) the average annual bonus earned by him for the most recent two fiscal years ending prior to his termination date;

•	coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) the other executive officers for the 12 months following his termination date; and

•	the immediate vesting of any restricted stock, stock option or other equity compensation awards scheduled to vest within six months of his termination date.

Under these employment agreements, if any of Messrs. Prim, Castaneda or Gunter is terminated without Cause or if any such individual resigns for Good Reason, in either case within two years following a Change of Control, then he is entitled to the following benefits under his employment agreement:

•	severance payments in an amount equal to 1.5 times (two times in the case of Mr. Prim) the sum of (i) his highest annual base salary in effect during the 12 months immediately prior to his termination date plus (ii) the average annual bonus earned by him for the most recent two fiscal years ending prior to his termination date; and

•	coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) the other executive officers for the 18 months (24 months in the case of Mr. Prim) following his termination date.

In addition, any restricted stock, stock option or other equity compensation awards that are unvested will immediately vest as of the date of the Change of Control.

Our employment agreements with Messrs. Prim, Castaneda and Gunter provide that a “Change of Control” occurs when:

•	any individual, entity or group (a “Person”) becomes the beneficial owner of 50% or more of either (A) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company, or (iv) any acquisition pursuant to a transaction that complies with (A), (B) and (C) in the third bullet point below;

•	individuals who, as of the effective date of the agreement, constitute the Board of Directors of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the effective date of the agreement whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors;

•	there is consummation of a reorganization, merger or similar transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the entity resulting from such Business Combination in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person beneficially owns, directly or indirectly, 20% or more of the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the Board of Directors of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

•	the stockholders of the Company approve a complete liquidation or dissolution of the Company.

As defined in the employment agreements for our NEOs, “Cause” means (a) continued willful failure to substantially perform his duties with the Company, (b) willfully engaging in misconduct materially and demonstrably injurious to the Company or (c) uncured material breach of his agreement. An NEO may terminate his employment for “Good Reason” (i) if there is a material reduction in his duties or responsibilities, (ii) if he is required to relocate to an employment location more than 50 miles from his initial employment location, or (iii) upon our uncured material breach of the agreement.

Separation Agreement with Mr. Goodwin

In connection with Mr. Goodwin’s termination of employment, we entered into a separation agreement with Mr. Goodwin effective December 22, 2010. Pursuant to the separation agreement, we agreed to make severance payments to Mr. Goodwin for a period of six months following December 22, 2010 at a rate equal to his base salary of $250,000 per year. Additionally, we agreed to provide health insurance coverage to Mr. Goodwin under our health benefit plans through the earlier of (a) December 31, 2011 or (b) the date on which Mr. Goodwin becomes eligible for coverage by a subsequent employer. Instead of providing health insurance coverage during this period, we can reimburse Mr. Goodwin on a monthly basis for the amount by which the cost of COBRA continuation of his health insurance exceeds the cost of his monthly premiums under our health benefit plans. We also agreed to extend the expiration date of the outstanding and vested stock options held by Mr. Goodwin until June 22, 2011.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Audit Committee Charter requires our Audit Committee to review and approve or ratify any related party transaction that is required to be disclosed under Item 404 of Regulation S-K. In the course of its review or approval of a transaction, our Audit Committee will consider:

•	the nature of the related person’s interest in the transaction, including the actual or apparent conflict of interest of the related person;
•	the material terms of the transaction and their commercial reasonableness;
•	the significance of the transaction to the related person;
•	the significance of the transaction to us and the benefit and perceived benefits, or lack thereof, to us;
•	opportunity costs of alternate transactions;
•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of Primo; and
•	any other matters the Committee deems appropriate.

No such related person transaction will be consummated without the approval or ratification of our Audit Committee, and directors interested in a related person transaction will recuse themselves from any vote relating to a related person transaction in which they have an interest.

Set forth below are certain transactions that have occurred since January 1, 2008 with our directors, executive officers, holders of more than five percent of our voting securities and affiliates of our directors, executive officers and five percent stockholders. Based on our experience and the terms of our transactions with unaffiliated third persons, we believe that all of the transactions set forth below were on terms and conditions that were not materially less favorable to us than could have been obtained from unaffiliated third parties.

Conversion of Series A and Series C Convertible Preferred Stock and Conversion and Redemption of and Payment of Accrued and Unpaid Dividends on Series B Preferred Stock

In connection with our initial public offering, all of our outstanding shares of Series A and Series C convertible preferred stock were converted into shares of our common stock. The conversion ratio for our Series A preferred stock was 1:0.0958. The conversion ratio for our Series C preferred stock was 1:0.2000. The provisions governing the conversion of our Series A and Series C convertible preferred stock into common stock were approved in October 2010 by the holders of a majority of the shares of each such series of preferred stock in accordance with the terms of our fourth amended and restated certificate of incorporation. There were no accrued and unpaid dividends on our Series A and Series C convertible preferred stock.

Also in connection with our initial public offering, 50% of our outstanding Series B preferred stock was converted into shares of our common stock at a ratio of 1:0.0926, which was calculated by dividing the liquidation preference of the Series B preferred stock by 90% of the initial public offering price of our common stock of $12.00 per share, and the balance of the outstanding Series B preferred stock was redeemed for cash. Accrued and unpaid dividends on all outstanding shares of Series B preferred stock were paid in cash at the time of the conversion and redemption. The provisions governing the conversion and redemption of our Series B preferred stock on the terms described above were approved by the requisite vote of our stockholders in October 2010. In connection with the foregoing, Primo also modified the terms of the warrants issued to the holders of the Series B preferred stock and Series C convertible preferred stock such that these warrants to purchase an aggregate of 715,646 shares of our common stock did not expire upon the consummation of the initial public offering and instead will expire on the date such warrants would have otherwise expired had the initial public offering not occurred. The exercise price of the warrants issued to the holders of the Series C convertible preferred stock was also adjusted from $20.66 to $13.04. This treatment of the Series B preferred stock, Series C convertible preferred stock and the warrants issued in connection with the Series B preferred stock and Series C convertible preferred stock was determined by Primo after discussions and negotiations with significant holders of Series B preferred stock and Series C convertible preferred stock and after consultation with Primo’s investment bankers.

Mr. Prim used all after-tax cash proceeds received in connection with the redemption of his Series B preferred stock (but not the payment of accrued dividends thereon) to purchase 190,000 additional shares of common stock from the underwriters in the initial public offering at the $12.00 initial public offering price per share.

The following table sets forth (i) the number of shares of common stock issued to our executive officers, directors and beneficial owners of more than 5% of our common stock in connection with conversion of all of the Series A and Series C convertible preferred stock and the conversion of 50% of the Series B preferred stock, (ii) the dollar amount received by each of the executive officers, directors and five percent or greater shareholders in connection with the redemption of the remaining 50% of the Series B preferred stock and the payment of accrued and unpaid dividends on all outstanding shares of Series B preferred stock, and (iii) the number of shares of common stock subject to warrants issued in connection with our Series B preferred stock and Series C convertible preferred stock held by each such executive, officer, director and five percent or greater shareholder:

			Amount Received Upon
			Redemption of and	Shares of Common
			Payment of Accrued and	Stock Issuable Upon
	Number of Shares of		Unpaid Dividends on Series	Exercise of Series B
	Common Stock Issued (#)		B Preferred Stock($)	and C Warrants (#)

Directors and executive officers:
Billy D. Prim	464,607	(1)	3,067,763	138,854
Richard A. Brenner	45,114		146,507	6,397
David W. Dupree(2)	856,232	(3)	—	41,028
Malcolm McQuilkin	163,607	(4)	441,616	17,269
David L. Warnock	593,042	(5)	2,208,082	84,747
Mark Castaneda	30,445		29,301	2,397
Michael S. Gunter	2,463		8,700	302
Richard E. Belmont	5,997	(6)	—	288
5% or greater stockholders:
Primo Investors, L.P.	856,232		—	41,028
Camden Partners Strategic Fund III, L.P.	569,380		2,119,980	81,365
Andrew J. Filipowski	573,035	(7)	96,604	4,218
Craig J. Duchossois Revocable Trust	458,323		828,031	36,771
Charles Ergen	416,658		—	19,965
Edward A. Fortino Trust	291,660		659,281	28,785
Murphy Alternative Investments, LLC	314,808		3,680,137	131,928

(1)	Consists of (a) 456,576 shares issued to Mr. Prim directly; (b) 3,240 shares issued to Mr. Prim’s spouse; and (c) 4,791 shares issued to Billy D. Prim Revocable Trust, of which Mr. Prim is the sole trustee. Excludes shares that Mr. Prim purchased from the underwriters in the initial offering at the initial public offering price per share.

(2)	Mr. Dupree served as a member of the Board of Directors of the Company until May 18, 2011.

(3)	Consists of 856,232 shares issued to Primo Investors, L.P. Mr. Dupree is the managing member of GenPar Primo, L.L.C., the general partner of Primo Investors, L.P.

(4)	Consists of 163,607 shares issued to the Malcolm McQuilkin Living Trust. Mr. McQuilkin is a co-trustee of the Malcolm McQuilkin Living Trust.

(5)	Consists of (a) 569,380 shares issued to Camden Partners Strategic Fund III, L.P.; and (b) 23,662 shares issued to Camden Partners Strategic Fund III-A, L.P. Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P.

(6)	Consists of (a) 1,999 shares issued to Mr. Belmont’s spouse; (b) 1,999 shares issued to Mr. Belmont’s son; and (c) 1,999 shares issued to Mr. Belmont’s daughter.

(7)	Consists of (a) 122,629 shares issued to Mr. Filipowski directly; (b) 325,826 shares issued to the Andrew J. Filipowski Revocable Trust; (c) 28,749 shares issued to the Robinwood Gift Trust; and (d) 95,831 shares issued to the Filipowski Foundation.

Issuance of Restricted Stock to Mr. Prim

In connection with a May 2010 amendment of our former senior revolving credit facility, Mr. Prim personally guaranteed our borrowings with respect to the overadvance line in an amount up to $3.0 million. As an inducement to Mr. Prim to guarantee the $3.0 million overadvance line, Primo issued Mr. Prim $150,000 of restricted stock (or 12,500 shares) with the per share value equal to the initial public offering price of $12.00 per share. The restricted stock was issued on November 10, 2010 and vested in full on January 2, 2011. The award of restricted stock was approved by the independent members of the Board of Directors and the amount of the award was based upon 5% of the guaranteed obligations (which the board members believed was an appropriate amount in light of their experience with similar transactions and representative of a 2.5% commitment fee and a 2.5% draw-down fee).

Sale of Subordinated Convertible Notes and Warrants

Messrs. Prim, Castaneda, Belmont, Brenner, Dupree, McQuilkin, Warnock, Ergen, Duchossois and Fortino (either individually or through an affiliated entity) purchased an aggregate of $3.52 million of our 14% subordinated convertible notes due March 31, 2011 (all such notes with these terms being referred to herein as the “2011 Notes”) with an aggregate of 42,807 warrants to purchase shares of our common stock in a private placement transaction on December 30, 2009. The exercise price of these warrants is $9.60 per share. A portion of the purchase price for these 2011 Notes was paid for by certain of these investors by rolling over an equivalent amount of their participation interests in the January 2009 financing described in “Participation Interests in Loan and Security Agreement” below. We issued a total of $15.0 million of 2011 Notes and a total of 106,482 warrants in this private placement transaction.

Messrs. Prim, Brenner, Dupree, McQuilkin, Warnock, Duchossois and Fortino (either individually or through an affiliated entity) purchased an additional aggregate of $2.4 million of our 2011 Notes and an aggregate of 16,929 warrants to purchase shares of our common stock in a second private placement transaction on October 5, 2010. We issued a total of $3.4 million of 2011 Notes and a total of 24,265 warrants in this second private placement transaction. The exercise price of these warrants is $9.60 per share.

All of our 2011 Notes and all accrued interest thereon were repaid in full in November 2010 using proceeds of our initial public offering. The following table sets forth certain information regarding such persons’ purchase of the 2011 Notes and related warrants issued in both private placement transactions.

					Total	Total
	Amount	Warrants	Amount	Warrants	Principal	Interest
	Purchased	Purchased	Purchased	Purchased	Paid in	Paid in
	in December	in October	in October	in October	2010*	2010*
Name	2009 ($)	2009 (#)	2010 ($)	2010 (#)	($)	($)

Directors and executive officers
Billy D. Prim	540,000	3,833	250,000	1,775	790,000	76,961
Richard A. Brenner	80,000	568	40,000 (1)	284	120,000	11,636
David W. Dupree(2)	100,000	710	33,000	234	133,000	13,611
Malcolm McQuilkin(3)	1,000,000	7,099	1,000,000	7,099	2,000,000	165,278
David L. Warnock(4)	1,400,000	9,939	466,667	3,313	1,866,667	189,467
Mark Castaneda	300,000	2,130	—	—	300,000	36,867
Richard E. Belmont	100,000	710	—	—	100,000	12,289
5% or greater stockholders
Craig J. Duchossois Revocable Trust	1,030,000	7,312	345,000	2,449	1,375,000	143,586
Charles Ergen	740,000	5,253	—	—	740,000	95,254
Edward A. Fortino Trust	740,000	5,253	250,000	1,775	990,000	100,310

*	No principal or interest was paid with respect to 2011 Notes in 2009.

(1)	Consists of $80,000 in 2011 Notes and 568 warrants held by Mr. Brenner individually, $20,000 in 2011 Notes and 142 warrants held by the ALB-3 Trust and $20,000 in 2011 Notes and 142 warrants held by the ALB-5 Trust. Mr. Brenner is the trustee of both the ALB-3 Trust and the ALB-5 Trust. Mr. Brenner disclaims beneficial ownership of 2011 Notes owned by the ALB-3 Trust and the ALB-5 Trust except to the extent of his pecuniary interest therein.

(2)	Mr. Dupree served as a member of the Board of Directors of the Company until May 18, 2011.

(3)	Consists of $2,000,000 in 2011 Notes and 14,198 warrants held by the Malcolm McQuilkin Living Trust. Mr. McQuilkin is a co-trustee of the Malcolm McQuilkin Living Trust.

(4)	Consists of $1,792,187 in 2011 Notes and 12,723 warrants held by Camden Partners Strategic Fund III, L.P. and $74,480 in 2011 Notes and 529 warrants held by Camden Partners Strategic Fund III-A, L.P. Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Mr. Warnock disclaims beneficial ownership of 2011 Notes owned by Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. except to the extent of his pecuniary interest therein.

Participation Interests in Loan and Security Agreement

On January 7, 2009, we and certain of our subsidiaries entered into a $10.0 million Loan and Security Agreement with Wachovia Bank, National Association (the “January 2009 Financing”). Certain stockholders of the Company purchased an aggregate of $5.9 million in participation interests from Wachovia Bank, National Association in connection with the January 2009 Financing. These participation interests allowed each holder to participate to the extent of such holder’s percentage share in the $10.0 million Loan and Security Agreement and bore interest at a rate equal to Wachovia Bank’s prime rate from time to time plus 10%. Messrs. Prim, Castaneda, Belmont, McQuilkin, Warnock and Fortino (either individually or through an affiliated entity) and Murphy Alternative Investments, LLC purchased an aggregate of $3.2 million in participation interests from Wachovia Bank on January 7, 2009. All amounts owed to the holders of the participation interests were either paid in full or were rolled over into an equivalent amount of our 2011 Notes on December 30, 2009. The following table sets forth certain information regarding such persons’ ownership of the participation interests in the January 2009 Financing.

				Amount
		Maximum	Principal	Rolled	Interest
	Amount	Amount Owned	Paid in	Over Into the	Paid in
	Invested	in 2009	2009	2011 Notes	2009
Name	($)	($)	($)	($)	($)

Billy D. Prim	300,000	300,000	—	300,000	39,308
Mark Castaneda	300,000	300,000	—	300,000	39,308
Rick E. Belmont	100,000	100,000	—	100,000	13,103
Malcolm McQuilkin(1)	500,000	500,000	—	500,000	65,614
David L. Warnock(2)	1,000,000	1,000,000	—	1,000,000	131,028
Edward A. Fortino(3)	500,000	500,000	—	500,000	65,514
Murphy Alternative Investments, LLC	500,000	500,000	500,000	—	65,514

(1)	Consisted of $300,000 in participation interests held by the Malcolm McQuilkin Living Trust. Mr. McQuilkin is a co-trustee of the Malcolm McQuilkin Living Trust.

(2)	Consisted of $960,100 in participation interests held by Camden Partners Strategic Fund III, L.P. and $39,900 in participation interests held by Camden Partners Strategic Fund III-A, L.P. Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P.

(3)	Consisted of $500,000 in participation interests held by the Edward A. Fortino Revocable Trust UAD 12/15/1994. Mr. Fortino is trustee of the Edward A. Fortino Revocable Trust UAD 12/15/1994.

Sale of Series C Convertible Preferred Stock and Warrants

Messrs. Prim, Castaneda, Belmont, Boydston, Dupree, McQuilkin, Warnock, Ergen and Duchossois (either individually or through an affiliated entity) and Murphy Alternative Investments, LLC purchased an aggregate of 9,323,643 shares of Series C convertible preferred stock and warrants to purchase an aggregate of 89,351 shares of common stock at an exercise price of $20.66 per share in private placement transactions between December 14, 2007 and May 20, 2008. In October 2010, our board of directors agreed to reduce the exercise price of the warrants to purchase shares of common stock issued in connection with the Series C convertible preferred stock from $20.66 to $13.04. We issued a total of 12,520,001 shares of Series C convertible preferred stock and warrants to purchase

119,980 shares of common stock during in connection with these private placement transactions. The following table sets forth certain information regarding such persons’ ownership of those shares and warrants.

	Series C		Amount Paid for
	Shares	Warrants	Shares and
Name	Purchased (#)	Purchased (#)	Warrants ($)

Billy D. Prim	512,363	4,910	1,229,671
Mark Castaneda	116,696	1,118	280,070
Rick E. Belmont(1)	30,000	288	72,000
Brent C. Boydston	16,666	160	39,998
David W. Dupree(2)	4,281,250	41,028	10,275,000
Malcolm McQuilkin(3)	200,000	1,917	480,000
David L. Warnock(4)	833,334	7,986	2,000,002
Charles Ergen	2,083,334	19,965	5,000,002
Craig J. Duchossois(5)	833,333	7,986	1,999,999
Murphy Alternative Investments, LLC	416,667	3,993	1,000,000

(1)	Consists of: (a) 10,000 shares of Series C convertible preferred stock and warrants to purchase 96 shares of common stock purchased by Mr. Belmont’s spouse; (b) 10,000 shares of Series C convertible preferred stock and warrants to purchase 96 shares of common stock purchased by Mr. Belmont’s son; and (c) 10,000 shares of Series C convertible preferred stock and warrants to purchase 96 shares of common stock purchased by Mr. Belmont’s daughter.

(2)	Mr. Dupree served as a member of the Board of Directors of the Company until May 18, 2011. Consists of 4,281,250 shares of Series C convertible preferred stock and warrants to purchase 41,028 shares of common stock purchased by Primo Investors, L.P. Mr. Dupree is the managing member of GenPar Primo, L.L.C., the general partner of Primo Investors, L.P. Mr. Dupree disclaims beneficial ownership of the Series C convertible preferred stock and warrants owned by Primo Investors, L.P. except to the extent of his pecuniary interest therein.

(3)	Consists of 200,000 shares of Series C convertible preferred stock and warrants to purchase 1,917 shares of common stock purchased by the Malcolm McQuilkin Living Trust. Mr. McQuilkin is a co-trustee of the Malcolm McQuilkin Living Trust.

(4)	Consists of 800,084 shares of Series C convertible preferred stock and warrants to purchase 7,667 shares of common stock purchased by Camden Partners Strategic Fund III, L.P. and 33,250 shares of Series C convertible preferred stock and warrants to purchase 319 shares of common stock purchased by Camden Partners Strategic Fund III-A, L.P. Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Mr. Warnock disclaims beneficial ownership of the Series C convertible preferred stock and warrants owned by Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. except to the extent of his pecuniary interest therein.

(5)	Consists of 833,333 shares of Series C convertible preferred stock and warrants to purchase 7,986 shares of common stock purchased by Craig J. Duchossois Revocable Trust UAD 9/11/1989. Mr. Duchossois is trustee of the Craig J. Duchossois Revocable Trust UAD 9/11/1989.

PWC Leasing, LLC

On March 29, 2006 we entered into a Master Equipment Lease Agreement with PWC Leasing, LLC (the “Lease Agreement”), pursuant to which we leased certain equipment used in our water bottle exchange service. Primier, LLC, a company wholly-owned by Mr. Prim, was a one third owner of PWC Leasing, LLC. We made payments to PWC Leasing, LLC pursuant to the Lease Agreement that totaled approximately $693,000 and $318,000 in 2007 and the first six months of 2008, respectively. On June 30, 2008, we purchased the leased assets from PWC Leasing, LLC at their fair value of $3,500,000 and terminated the Lease Agreement. Our Board of Directors authorized and approved this transaction after obtaining an independent, third-party evaluation of a fair and reasonable price for the assets.

Spin-Off of Prima Bottled Water, Inc. and Related Transactions

On December 31, 2009, we distributed all of the issued and outstanding shares of common stock of our wholly-owned subsidiary, Prima Bottle Water, Inc. (“Prima”), to all of the holders of our Series A and Series C convertible preferred stock and common stock on a pro rata basis assuming the conversion of all Series A and Series C convertible preferred stock into common stock (the “Spin-Off”). Recipients of the Prima shares included our directors, officers and holders of more than five percent of our voting securities, but only in direct proportion to each individual’s ownership of our Series A and Series C preferred stock and common stock at the time of the Spin-Off. An aggregate of 57,950,457 shares of Prima common stock were issued pursuant to the Spin-Off, approximately

85.6% of which were issued to our directors, executive officers and holders of greater than 10% of any of our common stock, Series A or Series C convertible preferred stock or Series B preferred stock.

The business purpose of the Spin-Off was to divest the Company of certain of its non-core assets and operations related to the sale of bottled water in single-serve containers. The Company’s strategic focus had shifted since it had originally determined to pursue this line of business and management of the Company did not believe that it was appropriate for the Company to divert further time, energy or resources to the sale of bottled water in single-serve containers. The Company believed the Spin-Off would allow the management of each of its businesses to focus solely on its particular business and would permit Prima to pursue certain strategic relationships that it could not otherwise pursue as a subsidiary of the Company.

The shares of Prima common stock were not registered under the Securities Act and may not have been exempt from its registration requirements. While we believe the Spin-Off was conducted in accordance with applicable securities laws, it is possible that a third party could assert that the Spin-Off did not comply with Section 5 of the Securities Act and corresponding provisions of applicable state securities laws. If we failed to comply with the registration requirements of Section 5 of the Securities Act and these state securities laws, the Securities and Exchange Commission and state securities regulators could impose monetary fines or other sanctions. In addition, the holders of Prima common stock could have rescission rights. Based upon facts known to us at this time, we do not believe the assertion of any such claims is likely or, if any such claims were asserted, that such claims would result in a material adverse effect on the Company or its financial condition.

On March 15, 2010, we entered into a license agreement with Prima pursuant to which we license the Prima® trademark to Prima in exchange for a license fee based upon the number of bottles manufactured from bioresin by Prima, an affiliate of Prima and certain third parties. This fee is the only compensation payable pursuant to the license agreement and we expect the total fee to be less than $10,000 for 2010.

Messrs. Prim and Castaneda are the sole directors of Prima. In addition Mr. Castaneda serves as treasurer of Prima and David Mills, our controller and treasurer, serves as secretary of Prima. Messrs. Prim, Castaneda and Mills devote substantially all of their business time and efforts to their responsibilities as officers of the Company and do not devote significant time to their activities as officers of Prima. Prima’s other officers were employees of the Company prior to the Spin-Off.

The following table sets forth the number of shares of Prima common stock issued to our executive officers, directors and beneficial owners of more than 5% of our common stock:

Number of Shares of
Directors and executive officers	Prima Common Stock Issued (#)

Billy D. Prim(1)	16,358,737
Richard A. Brenner	350,000
David W. Dupree(2)	8,220,000
Malcolm McQuilkin(3)	1,384,000
David L. Warnock(4)	4,600,001
Mark Castaneda	274,056
Michael S. Gunter	20,000
Richard E. Belmont(5)	57,600
Brent C. Boydston	291,999
5% or greater stockholders
Primo Investors, L.P.	8,220,000
Camden Partners Strategic Fund III, L.P.	4,416,461
Andrew J. Filipowski Holdings	5,900,000
Craig J. Duchossois Revocable Trust	4,474,999
Charles Ergen	4,000,001
Edward A. Fortino Trust	2,875,000
Murphy Alternative Investments, LLC	800,001

(1)	Consists of (a) 16,308,737 shares issued to Mr. Prim directly; and (b) 50,000 shares issued to Mr. Prim’s spouse.

(2)	Mr. Dupree served as a member of the Board of Directors of the Company until May 18, 2011. Consists of 8,220,000 shares issued to Primo Investors, L.P. Mr. Dupree is the managing member of GenPar Primo, L.L.C., the general partner of Primo Investors, L.P.

(3)	Consists of 1,384,000 shares issued to the Malcolm McQuilkin Living Trust. Mr. McQuilkin is a co-trustee of the Malcolm McQuilkin Living Trust.

(4)	Consists of (a) 4,416,461 shares issued to Camden Partners Strategic Fund III, L.P.; and (b) 183,540 shares issued to Camden Partners Strategic Fund III-A, L.P. Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P.

(5)	Consists of (a) 19,200 shares issued to Mr. Belmont’s spouse; (b) 19,200 shares issued to Mr. Belmont’s son; and (c) 19,200 shares issued to Mr. Belmont’s daughter.

Purchase of Canada Bulk Water Exchange Business

On March 8, 2011, we entered into an Asset Purchase Agreement with Culligan Canada and Culligan International, pursuant to which we purchased certain of Culligan Canada’s assets related to its bulk water exchange business currently conducted in Canada (the “Canada Bulk Water Exchange Business”). The consideration paid for the Canada Bulk Water Exchange Business was approximately $5.4 million, which consisted of a cash payment of approximately $1.6 million and the issuance of 307,217 shares of our common stock, and the assumption of certain specified liabilities. The Canada Bulk Water Exchange Business provides refill and delivery of water in 18-liter containers to commercial retailers in Canada for resale to consumers. After the closing of this transaction, Culligan International was the holder of 2,894,717 shares of our common stock, representing approximately 14.9% of our then outstanding common stock.

Disgorgement Agreement

As described above, the Company issued 307,217 shares of its common stock (the “Culligan Shares”) to Culligan International on March 8, 2011 as payment of a portion of the purchase price for the Canada Bulk Water Exchange Business. Any profits realized by Culligan International upon the sale of up to 307,217 shares of common stock prior to September 7, 2011 are recoverable by the Company under Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In recognition of Section 16(b)’s requirements, the Company and Culligan

International entered into a Disgorgement Agreement dated as of May 12, 2011 pursuant to which Culligan International agreed that it will pay the Company the full amount of any profits its realizes as a result of the sale of 307,217 shares of common stock in this offering, less direct transaction expenses, all in accordance with Section 16(b).

The Disgorgement Agreement provides that Culligan will pay to the Company at closing of the offering, if such closing occurs prior to September 7, 2011, an amount equal to (a) the proceeds payable to Culligan from the sale of up to 307,217 shares in the offering (less direct transaction expenses) minus (b) $3,819,079 (but only to the extent the foregoing calculation results in a positive number). The Disgorgement Agreement further provides that it is not intended to limit Culligan International’s obligations or liabilities under Section 16(b) of the Exchange Act and that, if Culligan International sells additional shares of common stock after the closing of the offering and prior to September 7, 2011 and realizes additional profits within the meaning Section 16(b), it will disgorge any such additional profits to the Company as and in the manner required by Section 16(b).

Based upon an assumed offering price of $14.17, Culligan International would disgorge approximately $241,000 to the Company in connection with this offering. The amount to be disgorged is calculated by reference to Culligan International’s gross proceeds from the sale of such 307,217 shares (approximately $4,353,000) less its direct transaction expenses (approximately $293,000 consisting of the underwriting discount and legal fees and expenses directly related to the offering) less its purchase price for such shares (approximately $3,819,000).

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of May 26, 2011, and as adjusted to reflect the shares of common stock to be issued and sold in this offering, by (i) each of our named executive officers; (ii) each of our directors; (iii) all of our directors and current executive officers as a group; (iv) each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock; and (v) our other selling stockholders selling shares in this offering.

Beneficial ownership in this table is determined in accordance with the rules of the SEC and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options, warrants and other rights held by the respective person or group that may be exercised within 60 days after May 26, 2011. For purposes of calculating each person’s or group’s percentage ownership, options, warrants and other rights exercisable within 60 days after May 26, 2011 are included for that person or group.

Percentage of beneficial ownership is based on 19,932,181 shares of common stock outstanding as of May 26, 2011 and 23,353,550 shares of common stock outstanding after completion of this offering (or 23,558,833 shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any). Except as noted, and subject to community property laws where applicable, we believe that the stockholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated in the notes below, the address for each of the individuals listed below is c/o Primo Water Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104.

						Beneficial Ownership After this Offering
								Shares of Common Stock Beneficially Owned After the Completion of the Offering
						Shares of Common Stock Beneficially Owned After the Completion of the Offering		Number	Percentage
						Number	Percentage	(Assuming	(Assuming
				Number of		(Assuming	(Assuming	Full	Full
				Shares of		No Exercise	No Exercise	Exercise	Exercise of
	Shares of Common Stock			Common		of Over-	of Over-	of Over-	Over-
	Beneficially Owned Prior to this Offering			Stock		Allotment	Allotment	Allotment	Allotment
Name	Number		Percentage	Offered(1)		Option)	Option)	Option)	Option)

Executive Officers and Directors:
Billy D. Prim	2,493,668	(2)	12.4	—		2,493,668	10.6	2,493,668	10.5
Richard A. Brenner	60,412	(3)	*	—		60,412	*	60,412	*
Jack C. Kilgore	—		—	—		—	—	—	—
Malcolm McQuilkin	205,807	(4)	1.0	—		205,807	*	205,807	*
David L. Warnock	699,090	(5)	3.5	—		699,090	3.0	699,090	3.0
Richard E. Belmont	37,261	(6)	*	—		37,261	*	37,261	*
Mark Castaneda	77,137	(7)	*	—		77,137	*	77,137	*
Duane Goodwin	9,583	(8)	*	—		9,583	*	9,583	*
Michael S. Gunter	41,241	(9)	*	7,255		33,986	*	33,986	*
Directors and current executive officers as a group (7 individuals)	3,577,355		17.6	7,255		3,570,100	15.0	3,570,100	14.9
5% or Greater Stockholders:
Culligan International Company	2,894,717	(10)	14.5	2,200,000		694,717	3.0	—	—
BAMCO INC.	1,037,000	(11)	5.2	—		1,037,000	4.4	1,037,000	4.4
Other Selling Stockholders:
Andrew J. Filipowski(12)	251,174	(13)	1.3	249,161	(13)	2,013	*	2,013	*
Carl V. Santoiemmo(14)	501,080	(15)	2.5	122,215		378,865	1.6	378,865	1.6

*	Represents beneficial ownership of less than 1.0%.

(1)	Represents shares offered hereby and assumes no exercise of the underwriters’ over-allotment option. We and the selling stockholders have granted the underwriters an option to purchase up to an additional shares of common stock to cover over-allotments, if any.

(2)	Consists of (a) 2,237,056 shares of common stock held directly (419,705 of which are pledged as security); (b) 146,889 shares of common stock issuable upon the exercise of warrants held directly that are presently exercisable (4,218 of which are pledged as security); (c) 42,645 shares of common stock issuable upon the exercise of stock options held directly that are presently exercisable or become exercisable within the next 60 days; (d) 4,791 shares of common stock held by BD Prim, LLC (as to which he has shared voting and investment power); (e) 4,791 shares held by the Billy D. Prim Revocable Trust (as to which he has shared voting and investment power); (f) 23,957 shares of common stock held by 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo (as to which he has shared voting and investment power); (g) 23,957 shares of common stock held by 2010 Irrevocable Trust fbo Anthony Gray Westmoreland (as to which he has shared voting and investment power); (h) 4,791 shares of common stock held by the 2010 Irrevocable Trust fbo Jager Grayln Dean Bellissimo (as to which he has shared voting and investment power); and (i) 4,791 shares of common stock held by the 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo (as to which he has shared voting and investment power). Excludes 8,032 shares of common stock and 1,791 shares of our common stock issuable upon the exercise of warrants held directly by Deborah W. Prim, Mr. Prim’s spouse. Mr. Prim is the sole member and sole manager of BD Prim, LLC. Mr. Prim is the sole trustee of each of the (i) Billy D. Prim Revocable Trust, (ii) 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo, (iii) 2010 Irrevocable Trust fbo Anthony Gray Westmoreland, (iv) 2010 Irrevocable Trust fbo Jager Grayln Dean Bellissimo, and (v) 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo.

(3)	Consists of (a) 50,863 shares of common stock held directly, which includes 3,832 shares of restricted common stock over which Mr. Brenner has voting but not investment power; (b) 6,965 shares of common stock issuable upon the exercise of warrants held directly that are presently exercisable; (c) 2,300 shares of common stock issuable upon the exercise of options held directly that are presently exercisable; (d) 142 shares of common stock issuable upon the exercise of warrants held by the ALB-3 Trust, of which he is the sole trustee, that are presently exercisable; and (e) 142 shares of common stock issuable upon the exercise of warrants held by the ALB-5 Trust, of which he is the sole trustee, that are presently exercisable. Mr. Brenner may be deemed to have voting and investment power with respect to securities held by the ALB-3 Trust or the ALB-5 Trust and expressly disclaims beneficial ownership of any such securities, except to the extent of his pecuniary interest therein, if any.

(4)	Consists of (a) 5,749 shares of common stock held directly, which includes 3,832 shares of restricted common stock over which Mr. McQuilkin has voting but not investment power; (b) 10,733 shares of common stock issuable upon the exercise of options held directly that are presently exercisable; (c) 157,858 shares of common stock held by the Malcolm McQuilkin Living Trust; and (d) 31,467 shares of common stock issuable upon the exercise of warrants held by the Malcolm McQuilkin Living Trust that are presently exercisable. Mr. McQuilkin and Sheri McQuilkin are the co-trustees of the Malcolm McQuilkin Living Trust and as such, Mr. McQuilkin may be deemed to have shared voting and investment power with respect to such shares. Mr. McQuilkin expressly disclaims beneficial ownership of any such securities held in the trust, except to the extent of his pecuniary interest therein, if any.

(5)	Consists of (a) 5,749 shares of common stock held directly, which includes 3,832 shares of restricted common stock over which Mr. Warnock has voting but not investment power; (b) 2,300 shares of common stock issuable upon the exercise of options held directly that are presently exercisable; (c) 569,380 shares of common stock held by Camden Partners Strategic Fund III, L.P.; (d) 94,088 shares of common stock issuable upon the exercise of warrants held by Camden Partners Strategic Fund III, L.P. that are presently exercisable; (e) 23,662 shares of common stock held by Camden Partners Strategic Fund III-A, L.P.; and (f) 3,911 shares of common stock issuable upon the exercise of warrants held by Camden Partners Strategic Fund III-A, L.P. that are presently exercisable. Camden Partners Strategic III, LLC is the General Partner of Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Camden Partners Strategic Manager, LLC is the Managing Member of Camden Partners Strategic III, LLC. David L. Warnock, Donald W. Hughes and Richard M. Berkeley are the Managing Members of Camden Partners Strategic Manager, LLC. Mr. Warnock may be deemed to have voting and investment power with respect to all securities beneficially owned by both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. In addition, all securities of the Company that are issued directly to Mr. Warnock are held for the benefit of Camden Partners Holdings, LLC, the Managing Members of which are Messrs. Warnock, Hughes and Berkeley. Mr. Warnock expressly disclaims beneficial ownership of any such securities held by Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. except to the extent of his pecuniary interest therein, if any. In addition, Mr. Warnock similarly expressly disclaims beneficial ownership of all securities held for the benefit of Camden Partners Holdings, LLC except to the extent of his pecuniary interest therein, if any.

(6)	Consists of (a) 14,374 shares of common stock held directly, which includes 9,582 shares of restricted common stock over which Mr. Belmont has voting but not investment power; (b) 710 shares of common stock issuable upon the exercise of warrants held directly that are presently exercisable; (c) shares issuable upon the exercise of options to purchase 15,892 shares of common stock held directly that are presently exercisable; (d) 1,999 shares of common stock held by Mr. Belmont’s spouse; (e) 96 shares of common stock shares issuable upon the exercise of warrants held by Mr. Belmont’s spouse that are presently exercisable; (f) 1,999 shares of common stock held by Mr. Belmont’s son; (g) 96 shares of common stock issuable upon the exercise of warrants held by Mr. Belmont’s son that are presently exercisable; (h) 1,999 shares of common stock held by Mr. Belmont’s daughter; and (i) 96 shares of common stock issuable upon the exercise of warrants held by Mr. Belmont’s daughter that are presently exercisable. Mr. Belmont may be deemed to have voting and investment power with respect to securities held by his spouse or children and expressly disclaims beneficial ownership of any such securities, except to the extent of his pecuniary interest therein, if any.

(7)	Consists of (a) 54,402 shares of common stock held directly, which includes 15,971 shares of restricted common stock over which Mr. Castaneda has voting but not investment power; (b) 4,527 shares of common stock issuable upon the exercise of warrants held directly that are presently exercisable; and (c) 18,208 shares of common stock issuable upon the exercise of options held directly that are presently exercisable.

(8)	Consists of 9,583 shares of common stock issuable upon the exercise of options held directly that are presently exercisable.

(9)	Consists of (a) 16,837 shares of common stock held directly, which includes 9,582 shares of restricted common stock over which Mr. Gunter has voting but not investment power; (b) 302 shares of common stock issuable upon the exercise of warrants held directly that are presently exercisable; and (c) 24,102 shares of common stock issuable upon the exercise of options held directly that are presently exercisable.

(10)	All of the shares are owned directly by Culligan International Company, which has the sole power to vote and to dispose or to direct the disposition of the shares. Culligan International Company is a wholly-owned subsidiary of Culligan Holding Inc., which is a wholly-owned subsidiary of Culligan Holding Company B.V., which is a wholly-owned subsidiary of Culligan Holding S.àr.l., which is a wholly-owned subsidiary of Culligan International S.àr.l., which is a wholly-owned subsidiary of Culligan Investments S.àr.l., which is a wholly-owned subsidiary of Culligan Ltd. Each of such entities may be deemed to share power to vote and to dispose or to direct the disposition of the shares owned by Culligan International Company. Clayton, Dubilier & Rice Fund VI Limited Partnership owns approximately 77.8% of the outstanding voting securities of Culligan Ltd. CD&R Associates VI Limited Partnership is the general partner of Clayton, Dubilier & Rice Fund VI Limited Partnership, and CD&R Investment Associates VI, Inc. is the general partner of CD&R Associates VI Limited Partnership. Each of CD&R Associates VI Limited Partnership and CD&R Investment Associates VI, Inc. (i) may, by reason of such relationships, be deemed to share the power to vote and to dispose or to direct the disposition of the shares held by Culligan International Company and deemed beneficially owned by Culligan Holding Inc., Culligan Holding Company B.V., Culligan Holding S.àr.l., Culligan International S.àr.l., Culligan Investments S.àr.l., and Culligan Ltd. (such entities, collectively with Culligan International Company, the “Culligan Entities”), but (ii) expressly disclaims beneficial ownership of the shares held or deemed to be beneficially owned by the Culligan Entities. CD&R Investment Associates VI, Inc. is managed by a board of directors whose current members are Michael G. Babiarz, James G. Berges, Kevin J. Conway, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Manfred Kindle, George K. Jaquette, Edward M. Liddy, David A. Novak, Roberto Quarta, Joseph L. Rice, III, Christian Rochat, Richard J. Schnall, Nathan Sleeper, George W. Tamke and David H. Wasserman. All action by the board of directors of CD&R Investment Associates VI, Inc. relating to the voting or disposition of these shares requires approval of a majority of the board. As a result, no member of the board of CD&R Investment Associates VI, Inc. controls the voting or disposition of CD&R Investment Associates VI, Inc. with respect to the shares shown as beneficially owned by Culligan International Company, the other Culligan Entities, Clayton, Dubilier & Rice Fund VI Limited Partnership, CD&R Associates VI Limited Partnership or CD&R Investment Associates VI, Inc., and each of the members of the board of CD&R Investment Associates VI, Inc. expressly disclaims beneficial ownership of these shares. Culligan International Company’s address is 9399 West Higgins Road, Suite 1100, Rosemont, Illinois 60018. Culligan International Company acquired its shares in connection with the Company’s November 10, 2010 purchase of its water bottle refill business and the March 8, 2011 purchase of its bulk water exchange business. See “Business — Company Background” and “Recent Developments — Purchase of Canada Bulk Water Exchange Business.”

(11)	This information is derived from a Schedule 13G filed jointly by BAMCO INC., Baron Capital Group, Inc., Baron Small Cap Fund and Ronald Baron on February 14, 2011. Each entity or person has shared power to vote or direct the vote with respect to all of these shares and shared power to dispose or to direct the disposition of all of these shares. BAMCO INC. is a subsidiary of Baron Capital Group, Inc. Ronald Baron owns a controlling interest in Baron Capital Group, Inc. The address for BAMCO INC. is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(12)	See “Certain Relationships and Related Party Transactions” for descriptions of previous transactions between the Company and Mr. Filipowski. Mr. Filipowski’s business address is 50 E. Chestnut #3301, Chicago, Illinois 60611.

(13)	Consists of (a) shares issuable upon the exercise of options to purchase 2,013 shares of common stock; (b) 124,581 shares of common stock held by the Andrew J. Filipowski Revocable Trust (the sole trustee of which is Andrew J. Filipowski); (c) 28,749 shares of common stock held by the Robinwood Gift Trust (the sole trustee of which is Matthew G. Roszak); and (d) 95,831 shares of common stock held by the Filipowski Foundation (the directors and executive officers of which are Andrew J. Filipowski, Matthew G. Roszak and Melissa Oliver). The shares offered hereby are all of those owned by the Andrew J. Filipowski Revocable Trust, the Robinwood Gift Trust and the Filipowski Foundation.

(14)	Carl V. Santoiemmo is a member of Omnifrio Beverage Company, LLC and acquired his shares in a pro rata distribution from Omnifrio Beverage Company, LLC in May 2011. Omnifrio Beverage Company, LLC acquired its shares on April 11, 2011 in connection with the Company’s purchase of its single-serve beverage business. See “Recent Developments — Purchase of Omnifrio Single-Serve Beverage Business.” Mr. Santoiemmo’s business address is 93 Alpha Park Drive, Highland Heights, Ohio 44143.

(15)	Consists of (a) 122,215 shares of common stock held by Mr. Santoiemmo directly and (b) 378,865 shares of common stock held by Omnifrio Beverage Company, LLC of which Mr. Santoiemmo may be deemed to beneficially own by virtue of his status as the sole manager of Omnifrio Beverage Company, LLC.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and amended and restated bylaws. This description is only a summary. For more detailed information, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws which have been filed with the SEC. Please see “Where You Can Find More Information” in this prospectus.

Authorized Capital

Our authorized capital stock consists of (1) 70,000,000 shares of common stock, $0.001 par value per share and (2) 10,000,000 shares of preferred stock, par value $0.001 per share. At the 2011 Annual Meeting of Stockholders on May 18, 2011, our stockholders approved the amendment and restatement of our certificate of incorporation to eliminate references to shares of preferred stock that were issued and outstanding prior to our initial public offering and to reduce our authorized shares of preferred stock from 65,000,000 shares to 10,000,000 shares. As of May 26, 2011, there were 19,932,181 shares of common stock and no shares of preferred stock outstanding.

Common Stock

Voting. Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of common stock is entitled to one vote per share. There is no cumulative voting in the election of directors.

Dividend Rights. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our Board of Directors out of funds legally available for the payment of dividends. We have never paid or declared cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to finance the development and expansion of our business. We do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon various factors, including our results of operations, financial condition, capital requirements, investment opportunities and other factors that our Board of Directors deems relevant.

Liquidation and Preemptive Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights.

Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our Board of Directors is authorized to issue from time to time shares of preferred stock in one or more series without stockholder approval. Our Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until our Board of Directors determines the specific rights associated with that preferred stock. Although we have no current plans to issue shares of preferred stock, the effects of issuing preferred stock could include one or more of the following:

•	decreasing the amount of earnings and assets available for distribution to holders of common stock;
•	restricting dividends on the common stock;
•	diluting the voting power of the common stock;
•	impairing the liquidation rights of the common stock; or
•	delaying, deferring or preventing changes in our control or management.

We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our Board of Directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our Board of Directors has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our Company. Our Board of Directors could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of our Company and its stockholders. We have no current plan to issue any preferred stock after this offering.

Stock Options, Restricted Stock and Restricted Stock Units

As of May 26, 2011, we have outstanding options to purchase a total of 475,761 shares of common stock at a weighted average exercise price of $12.87 per share. Of this total, 295,586 options have vested and 180,175 remained unvested. As of May 26, 2011, we have also have outstanding 68,823 shares of restricted stock, all of which are unvested, and 82,568 restricted stock units that are to be settled in shares of our common stock. As of May 26, 2011, an additional 457,441 shares of common stock were available for future awards under our 2010 Omnibus Long-Term Incentive Plan.

Warrants

As of May 26, 2011, we have issued warrants to purchase a total of 846,393 shares of common stock at a weighted average exercise price of $12.51 per share.

Warrants to purchase a total of 130,747 shares of our common stock expire in either December 2019 or October 2020 and have an exercise price of $9.60 per share.

Warrants to purchase a total of 595,666 shares of our common stock expire between April 28, 2016 and January 10, 2017 and have an exercise price of $13.04 per share

Warrants to purchase a total of 119,980 shares of our common stock expire between December 14, 2017 and June 2, 2018 and have an exercise price of $13.04 per share.

Anti-Takeover Provisions

Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could delay or prevent a change of control of our Company or changes in our Board of Directors that our stockholders might consider favorable. The following is a summary of these provisions.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Undesignated Preferred Stock. Our Board of Directors has the ability to issue preferred stock with voting or other rights, preferences and privileges that could have the effect of deterring hostile takeovers or delaying changes in control of our Company or management.

Limits on Ability to Act by Written Consent or Call a Special Meeting. We have provided in our amended and restated certificate of incorporation and our amended and restated bylaws that, in most circumstances, our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may, in the future, lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called only by our Board of Directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended and restated bylaws. To be timely, the notice must be received at our principal executive office not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting, and not later than the later of the 90th day prior to the annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made or notice of the meeting date is mailed, whichever occurs first.

Our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Board of Directors. Our Board of Directors may elect a director to fill a vacancy, including vacancies created by the expansion of our Board of Directors.

Our amended and restated certificate of incorporation and the amended and restated bylaws do not provide for cumulative voting in the election of directors. The absence of cumulative voting may make it more difficult for stockholders who own an aggregate of less than a majority of our voting power to elect any directors to our Board of Directors.

Our amended and restated certificate of incorporation and the amended and restated bylaws provide that our Board of Directors is divided into three classes, with members of each class serving staggered three-year terms. Our classified Board of Directors could have the effect of delaying or discouraging an acquisition of us or a change in management.

Limitations of Directors’ Liability and Indemnification

Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or
•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by law or, if applicable, pursuant to indemnification agreements. They further provide that we may choose to indemnify other employees or agents of the corporation from time to time. Section 145(g) of the Delaware General Corporation Law and our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to us, regardless of whether our bylaws permit indemnification. We have obtained a directors’ and officers’ liability insurance policy.

We have entered into indemnification agreements with each of our directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

Stock Market

Our common stock is listed on the Nasdaq Global Market under the symbol “PRMW.”

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding equity awards, or the anticipation of these sales, could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, based on our outstanding shares as of May 26, 2011, we will have outstanding an aggregate of 23,353,550 shares of our common stock (or 23,558,883 shares if the underwriters’ over-allotment option is exercised in full). Of these shares, the 9,583,333 shares sold in our initial public offering and all of the shares sold in this offering (including any shares sold as a result of the underwriters’ exercise of the over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. Certain of the remaining shares of common stock to be outstanding after this offering are “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act.

Lock-Up Agreements

In connection with this offering, holders of 7,027,187 shares of our common stock and holders of 740,543 shares of our common stock issuable upon exercise of outstanding equity awards, including in each case all of our officers and directors and the selling stockholders, have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Stifel, Nicolaus & Company, Incorporated. Culligan International’s lock-up agreement is subject to early termination on July 15, 2011 if a registration statement for an underwritten public offering providing for the sale by Culligan International of at least 2,200,000 shares of our common stock (and the sale of the first 694,717 shares in excess of 6,000,000 total shares sold) (a “Qualifying Offering”) has not been declared effective by the Securities and Exchange Commission prior to July 15, 2011. We have agreed, subject to limited exceptions, that for a period of 90 days from the date of this prospectus, we will not, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, offer, sell or otherwise transfer or dispose of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock, except for the shares of common stock offered in this offering. These 90-day lock-up periods will be extended automatically if (i) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. Stifel, Nicolaus & Company, Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. After the applicable lock-up periods, all shares subject to lock-up agreements may be sold, subject to applicable securities laws. See “Underwriting.”

In addition, 256,651 shares that were issued in connection with our acquisition of the Omnifrio Single-Serve Beverage Business are subject to lock-up restrictions that expire April 11, 2013.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or
•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Equity Awards

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock reserved for issuance under our equity compensation plans.

Registration Rights

After the completion of this offering, holders of 1,073,582 shares of common stock (378,865 shares if the underwriters’ over-allotment option is exercised in full) will be entitled to specific rights to register those shares for sale in the public market. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares. In connection with this offering, Culligan International entered into an amendment to its registration rights agreement with the Company that provides that a resale registration statement registering Culligan International’s shares is required to be effective no later than (a) July 15, 2011 or (b) if the Company files a registration statement in connection with a Qualifying Offering which is declared effective by the Securities and Exchange Commission before July 15, 2011, the date which is 75 days after the effective date of that registration statement.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion summarizes certain material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock purchased in this offering by a non-U.S. holder (as defined below). This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed U.S. Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences to non-U.S. holders described in this prospectus.

There can be no assurance that the IRS will not take a contrary position to the tax consequences described herein or that such position will not be sustained by a court. No ruling from the IRS has been obtained with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

This discussion is for general information only and is not tax advice. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;
•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source;
•	a trust (a) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•	an entity that is disregarded as separate from its owner for U.S. federal income tax purposes if all of its interests are owned by a single person described above.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

This discussion assumes that a prospective non-U.S. holder will hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances. In addition, this discussion does not address any aspect of U.S. federal alternative minimum, U.S. state or U.S. local or non-U.S. taxes, or the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies and financial institutions;
•	tax-exempt organizations;
•	partnerships or other pass-through entities;
•	regulated investment companies or real estate investment trusts;
•	pension plans;
•	persons who received our common stock as compensation;
•	brokers and dealers in securities;
•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and
•	former citizens or residents of the United States subject to tax as expatriates.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is an owner of our common stock, the treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. We urge any owner of our common stock that is a partnership and partners in that partnership to consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

Distributions on Our Common Stock

Any distribution on our common stock paid to non-U.S. holders will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will generally constitute a return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and will be applied against and reduce the non-U.S. holder’s adjusted tax basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder that are not treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% on the gross amount paid, unless the non-U.S. holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to claim the benefit of a tax treaty, a non-U.S. holder must provide a properly executed IRS Form W-8BEN (or successor form) prior to the payment of dividends. A non-U.S. holder eligible for a reduced rate of withholding pursuant to an income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Dividends paid to a non-U.S. holder that are treated as effectively connected with a trade or business conducted by the non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain the exemption, a non-U.S. holder must provide us with a properly executed IRS Form W-8ECI (or successor form) prior to the payment of the dividend. Dividends received by a non-U.S. holder that are treated as effectively connected with a U.S. trade or business generally are subject to U.S. federal income tax at rates applicable to U.S. persons. A non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” imposed at a rate of 30%, or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder who provides us with an IRS Form W-8BEN, Form W-8ECI or other form must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding on any gain realized from the non-U.S. holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder), in which case the gain will be taxed on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person, and, if the non-U.S. holder is a corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may also apply;
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or
•	we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation.”

Generally, we will be a “United States real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not currently, and do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of distributions paid to such holder and the amount of tax withheld, if any. Copies of the information returns filed with the IRS to report the distributions and withholding may also be made available to the tax authorities in a country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The United States imposes a backup withholding tax on the gross amount of dividends and certain other types of payments. Dividends paid to a non-U.S. holder will not be subject to backup withholding if proper certification of foreign status (usually on IRS Form W-8BEN) is provided, and we do not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person. In addition, no backup withholding or information reporting will be required regarding the proceeds of a disposition of our common stock made by a non-U.S. holder within the United States or conducted through certain U.S. financial intermediaries if the payor receives the certification of foreign status described in the preceding sentence and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person or the non-U.S. holder otherwise establishes an exemption. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner.

U.S. Federal Estate Tax

An individual non-U.S. holder who is treated as the owner, or who has made certain lifetime transfers, of an interest in our common stock will be required to include the value of the common stock in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Recently-Enacted Legislation Relating to Foreign Accounts

Legislation has been recently enacted that imposes significant certification, information reporting and other requirements on “foreign financial institutions” and certain other non-U.S. entities. The legislation is generally effective for payments made after December 31, 2012. The failure to comply with the certification, information reporting and other specified requirements in the legislation would result in withholding tax being imposed on payments of dividends and sales proceeds to foreign financial institutions and certain other non-U.S. holders. Non-U.S. holders should consult their own tax advisers regarding the application of this legislation to them.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus, each of the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated is acting as sole-book running manager and representative, has severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Underwriters	Number of Shares

Stifel, Nicolaus & Company, Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Janney Montgomery Scott LLC
Signal Hill Capital Group LLC

Total

Of the 6,000,000 shares to be purchased by the underwriters, 3,421,369 shares will be purchased from us and 2,578,631 shares will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters expect to deliver the shares of common stock to purchasers on or about          , 2011.

Over-Allotment Option

We and Culligan International have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 900,000 additional shares of our common stock at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above. The underwriting agreement provides that if the underwriters exercise the over-allotment option, the first 694,717 shares purchased will be from Culligan International and the remaining up to 205,283 shares will be purchased from the Company.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at that price less a concession of not more than $      per share from the public offering price. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following tables summarize the compensation to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 900,000 additional shares from us and the selling stockholders.

Total
		Without	With
	Per Share	Option	Option

Public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

Total
		Without	With
	Per Share	Option	Option

Public offering price
Underwriting discounts and commissions to be paid by the selling stockholders
Proceeds, before expenses, to the selling stockholders

We estimate that the expenses in this offering payable by us, not including underwriting discounts and commissions, will be approximately $0.5 million.

Indemnification of Underwriters

The Underwriting Agreement provides that we and the selling stockholders will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

We, our directors and officers, the selling stockholders (other than Culligan International) and certain other of our stockholders have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock without the prior written consent of Stifel, Nicolaus & Company, Incorporated for a period of 90 days after the date of this prospectus. Culligan International has entered into a similar 90-day lock-up agreement that is subject to early termination on July 15, 2011 if a registration statement for an underwritten public offering providing for the sale by Culligan International of at least 2,200,000 shares of our common stock (and the sale of the first 694,717 shares in excess of 6,000,000 total shares sold) (a “Qualifying Offering”) has not been declared effective by the Securities and Exchange Commission prior to July 15, 2011.

The 90-day restricted period will be extended automatically if (i) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Nasdaq Global Market Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “PRMW.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us and the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, corporate and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Conflict of Interest

Branch Banking & Trust Company, an affiliate of BB&T Capital Markets, a division of Scott & Stringfellow, LLC, is a lender under our senior revolving credit facility. Because an affiliate of BB&T Capital Markets, a division of Scott & Stringfellow, LLC, will receive more than 5% of the net proceeds of the offering, BB&T Capital Markets, a division of Scott & Stringfellow, LLC, is deemed to have a conflict of interest under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Because a bona fide public market (as defined in FINRA Rule 5121) exists for the common stock, a qualified independent underwriter is not required to be appointed; however, this offering will be conducted in accordance with all other applicable provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121, BB&T Capital Markets, a division of Scott & Stringfellow, LLC, will not make sales to discretionary accounts without the prior written consent of the account holders.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common shares, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the common shares in any jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Each of the underwriters may arrange to sell common shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of shares of common stock described in this prospectus supplement (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;
•	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

Each purchaser of shares of common stock described in this prospectus supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that:

(i) it is a “qualified investor” as defined under the Prospectus Directive; and

(ii) in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EC.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as

amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This offering memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene FSMA. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

France

The prospectus supplement and the accompanying prospectus (including any amendment, supplement or replacement thereto) have not been approved either by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France within the meaning of Article L. 411-1 of the French Code Monétaire et Financier except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus supplement and the accompanying Prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Notice to the Residents of Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the securities in Germany. Consequently, the securities may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS DOCUMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF THE SECURITIES TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. The securities are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares of common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of common stock in Switzerland.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by K&L Gates LLP, Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Latham & Watkins LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of Primo Water Corporation and subsidiaries as of December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010 included in this prospectus and registration statement have been so included in reliance on the report of McGladrey & Pullen, LLP, an independent registered public accounting firm as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Culligan Store Solutions Group of Culligan Holding S.ár.l as of and for the years ended December 31, 2009 and 2008, included in this registration statement and prospectus have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, we refer you to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents are publicly available, free of charge, on our website (www.primowater.com) as soon as reasonably practicable after filing such documents with the SEC.

You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (336) 331-4000 or by mail at Primo Water Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

The following unaudited pro forma consolidated statement of operations is derived from our historical consolidated financial statements included herein for the year ended December 31, 2010 and the unaudited statement of operations of the Refill Business from January 1, 2010 through the date of acquisition. The unaudited pro forma consolidated statement of operations should be read in conjunction with these historical consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein.

On November 10, 2010, in connection with our initial public offering, we purchased certain assets from Culligan Store Solutions, LLC and Culligan Canada related to their business of providing reverse osmosis water filtration systems that generate filtered water for refill vending machines and store-use water services in the United States and Canada. This business also sells empty reusable water bottles for use at refill vending machines (such businesses are together referred to as the “Refill Business”). The total purchase price of the Refill Business was approximately $109.1 million (consisting of $74.5 million in cash and 2,587,500 shares of our common stock).

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2010 has been prepared to give pro forma effect to (1) our initial public offering at $12.00 per share, (2) our entry into and making of borrowings under our current senior revolving credit facility, (3) the application of the net proceeds from our initial public offering and borrowings under our current senior revolving credit facility for the purposes described in our Registration Statement on Form S-1 (Registration No. 333-165452), and (4) the consummation of our acquisition of the Refill Business. The acquisition of the Refill Business is being accounted for as a business combination in accordance with the acquisition method. These pro forma adjustments have been made as if these events had occurred on January 1, 2010.

The unaudited pro forma consolidated statement of operations reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable. We have made, in our opinion, all adjustments that are necessary to present fairly the unaudited pro forma consolidated statement of operations. The unaudited pro forma consolidated statement of operations is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had our acquisition of the Refill Business and the other transactions described above been consummated on the date indicated, and does not purport to be indicative of results of operations for any future period. The unaudited pro forma consolidated statement of operations does not reflect any anticipated operating efficiencies or cost savings from the acquisition of the Refill Business into our business.

PRIMO WATER CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

	Primo Water	Refill	Pro Forma
	Corporation	Business	Adjustments		Pro Forma

Net sales	$44,607	$22,446	$—		$67,053
Operating costs and expenses:
Cost of sales	34,213	11,321	—		45,534
Selling, general and administrative expenses	12,621	2,346	—		14,967
Acquisition-related costs	2,491	—	—		2,491
Depreciation and amortization	4,759	2,345	1,171	(a)	8,275

Total operating costs and expenses	54,084	16,012	1,171		71,267

Income (loss) from operations	(9,477)	6,434	(1,171)		(4,214)
Interest expense and other, net	(3,416)	—	2,670	(b)	(834)

Income (loss) before income taxes	(12,893)	6,434	(1,171)		(5,048)
Provision for income taxes	—	(2,449)	340	(c)	—

Income (loss)	(12,893)	3,985	1,278		(5,048)
Preferred dividends	(9,831)	—	2,003	(d)	(7,828)

Income (loss) attributable to common stockholders	$(22,724)	$3,985	$3,842		$(12,876)

Basic and diluted loss per common share	$(5.81)				$(0.68)

Basic and diluted weighted average common shares outstanding	3,910				19,008

Note: The historical statement of operations for Primo Water Corporation includes the results of operations of the Refill Business from the acquisition date of November 10, 2010 to December 31, 2010, while the historical statement of operations for the Refill Business includes the results of operations from January 1, 2010 through the acquisition date. In addition, the pro forma adjustments to the consolidated statements of operations do not include (i) the nonrecurring $1.8 million in estimated transaction costs that were expensed in connection with the acquisition of the Refill Business at the time the acquisition was completed; (ii) the effect of the beneficial conversion charge of $2.9 million recorded upon the completion of the IPO related to the conversion of the Series B preferred stock at 90% of the IPO price; (iii) the effect of the beneficial conversion charge of $2.4 million recorded upon the completion of the IPO related to the conversion of the Series C preferred stock at the IPO price of $12.00 per share; (iv) the effect of the $2.3 million charge related to the modification of the terms of the common stock warrants originally issued to the purchasers of the Series B preferred stock and Series C preferred stock to remove a provision that accelerated the termination of the warrants’ exercise period upon the consummation of the IPO; and (v) the effect of the $0.2 million charge related to the modification of the exercise price of the warrants issued to the holders of the Series C preferred stock.

(a)	Reflects a charge for depreciation and amortization based upon an estimation of the portion of the purchase price that was allocated to the fair value of property and equipment and identifiable intangibles.

(b)	Reflects the additional interest expense on the estimated borrowings on prior senior revolving credit facility, net of interest expense on the current senior revolving credit facility of $0.6 million. The interest rate on the new senior revolving credit facility has been estimated at 5.25%. Also reflect: (i) the interest expense on the amortization of the debt issuance cost on our current senior revolving credit facility of $0.4 million; (ii) the reduction of interest expense and amortization of debt issuance costs on the 2011 Notes of $2.5 million; and (iii) the reduction of interest expense and amortization of debt issuance costs of $1.2 million.

(c)	Reflects a reversal of the income tax provision included in the historical financial statements of the Refill Business. Our historical effective tax rate has been zero due to our recording of a valuation allowance against our deferred tax assets.

(d)	Reflects the conversion and redemption of the Series B preferred stock and the associated reduction of preferred stock dividends of $2.0 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Primo Water Corporation

We have audited the accompanying consolidated balance sheets of Primo Water Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Primo Water Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP
Raleigh, North Carolina
March 30, 2011, except for Note 11 as to which the date is May 13, 2011

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value data)

	December 31,
	2009	2010

Assets
Current assets:
Cash	$—	$443
Accounts receivable, net	1,888	6,605
Inventories	1,849	3,651
Prepaid expenses and other current assets	1,083	1,838

Total current assets	4,820	12,537
Bottles, net	1,997	2,505
Property and equipment, net	14,321	34,890
Intangible assets, net	1,077	11,039
Goodwill	—	77,415
Other assets	153	1,225

Total assets	$22,368	$139,611

Liabilities and stockholders (deficit) equity
Current liabilities:
Accounts payable	$2,756	$4,547
Accrued expenses and other current liabilities	4,144	2,923
Current portion of long-term debt, capital leases and notes payable	426	11

Total current liabilities	7,326	7,481
Long-term debt, capital leases and notes payable, net of current portion	14,403	17,945
Other long-term liabilities	1,048	748

Total liabilities	22,777	26,174
Commitments and contingencies
Stockholders’ (deficit) equity
Common stock, $0.001 par value — 70,000 shares authorized, 1,453 and 19,021 shares issued and outstanding at December 31, 2009 and 2010, respectively	1	19
Preferred stock, $0.001 par value — 65,000 shares authorized
Series A preferred stock, 18,755 and 0 shares issued and outstanding at December 31, 2009 and 2010, respectively	19	—
Series B preferred stock, 23,280 and 0 shares issued and outstanding at December 31, 2009 and 2010, respectively	23	—
Series C preferred stock, 12,520 and 0 shares issued and outstanding at December 31, 2009 and 2010, respectively	13	—
Additional paid-in capital	86,737	220,125
Common stock warrants	3,797	6,966
Accumulated deficit	(90,999)	(113,723)
Accumulated other comprehensive income	—	50

Total stockholders’ (deficit) equity	(409)	113,437

Total liabilities and stockholders’ (deficit) equity	$22,368	$139,611

See accompanying notes

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,
	2008	2009	2010

Net sales	$34,647	$46,981	$44,607
Operating costs and expenses:
Cost of sales	30,776	38,771	34,213
Selling, general and administrative expenses	13,791	9,922	12,621
Acquisition-related costs	—	—	2,491
Depreciation and amortization	3,618	4,205	4,759

Total operating costs and expenses	48,185	52,898	54,084

Loss from operations	(13,538)	(5,917)	(9,477)
Interest expense	(153)	(2,258)	(3,431)
Other income, net	83	1	15

Loss from continuing operations before income taxes	(13,608)	(8,174)	(12,893)
Provision for income taxes	—	—	—

Loss from continuing operations	(13,608)	(8,174)	(12,893)
Loss from discontinued operations, net of income taxes	(5,738)	(3,650)	—

Net loss	(19,346)	(11,824)	(12,893)
Preferred dividends, beneficial conversion and warrant modification charges	(19,875)	(3,042)	(9,831)

Net loss attributable to common shareholders	$(39,221)	$(14,866)	$(22,724)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common shareholders	$(23.06)	$(7.72)	$(5.81)
Loss from discontinued operations attributable to common shareholders	(3.96)	(2.51)	—

Net loss attributable to common shareholders	$(27.02)	$(10.23)	$(5.81)

Basic and diluted weighted average common shares outstanding	1,452	1,453	3,910

See accompanying notes

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands)

									Preferred			Accumulated
			Preferred Stock						Stock	Additional	Common	Other		Total
	Common Stock		Series A		Series B		Series C		Subscriptions	Paid-in	Stock	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Warrants	Income	Deficit	Equity

Balance, December 31, 2007	1,452	$1	18,755	$19	23,280	$23	4,515	$5	$(489)	$49,786	$3,433	$—	$(34,862)	$17,916
Exercise of stock options	1	—	—	—	—	—	—	—	—	12	—	—	—	12
Issuance of preferred stock, Series C	—	—	—	—	—	—	8,005	8	489	18,735	—	—	—	19,232
Warrants attached to Series C Preferred Stock	—	—	—	—	—	—	—	—	—	—	320	—	—	320
Warrants issued	—	—	—	—	—	—	—	—	—	—	44	—	—	44
Stock-based compensation expense, net of forfeitures	—	—	—	—	—	—	—	—	—	276	—	—	—	276
Beneficial conversion feature of Series C Preferred Stock	—	—	—	—	—	—	—	—	—	17,548	—	—	(17,548)	—
Preferred stock dividends accrued	—	—	—	—	—	—	—	—	—	—	—	—	(2,327)	(2,327)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(19,346)	(19,346)

Balance, December 31, 2008	1,453	1	18,755	19	23,280	23	12,520	13	—	86,357	3,797	—	(74,083)	16,127
Exercise of stock options	—	—	—	—	—	—	—	—	—	2	—	—	—	2
Stock-based compensation expense, net of forfeitures	—	—	—	—	—	—	—	—	—	378	—	—	—	378
Dividend of subsidiary stock	—	—	—	—	—	—	—	—	—	—	—	—	(2,050)	(2,050)
Preferred stock dividends accrued	—	—	—	—	—	—	—	—	—	—	—	—	(3,042)	(3,042)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(11,824)	(11,824)

Balance, December 31, 2009	1,453	1	18,755	19	23,280	23	12,520	13	—	86,737	3,797	—	(90,999)	(409)
Exercise of stock options	6	—	—	—	—	—	—	—	—	65	—	—	—	65
Stock-based compensation expense, net of forfeitures	—	—	—	—	—	—	—	—	—	685	—	—	—	685
Restricted stock vesting	12	—	—	—	—	—	—	—	—	150	—	—	—	150
Issuance of common stock, net of issuance costs	9,583	10	—	—	—	—	—	—	—	104,079	—	—	—	104,089
Issuance of common stock in connection with the acquisition	2,588	3	—	—	—	—	—	—	—	34,618	—	—	—	34,621
Beneficial conversion feature of Series B Preferred Stock	—	—	—	—	—	—	—	—	—	2,933	—	—	(2,933)	—
Beneficial conversion feature of Series C Preferred Stock	—	—	—	—	—	—	—	—	—	2,404			(2,404)	—
Conversion of Series A Preferred Stock	1,797	2	(18,755)	(19)	—	—	—	—	—	17	—	—	—	—
Conversion of Series B Preferred Stock	1,078	1	—	—	(11,640)	(12)	—	—	—	11	—	—	—	—
Conversion of Series C Preferred Stock	2,504	2	—	—	—	—	(12,520)	(13)	—	11	—	—	—	—
Redemption of Series B Preferred Stock	—	—	—	—	(11,640)	(11)	—	—	—	(11,629)	—	—	—	(11,640)
Warrant modification charges	—	—	—	—	—	—	—	—	—	—	2,491	—	(2,491)	—
Subordinated debt warrants	—	—	—	—	—	—	—	—	—	—	722	—	—	722
Warrant expiration	—	—	—	—	—	—	—	—	—	44	(44)	—	—	—
Preferred stock dividends	—	—	—	—	—	—	—	—	—	—	—	—	(2,003)	(2,003)
Comprehensive income (loss)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(12,893)	(12,893)
Foreign currency translation adjustment, net	—	—	—	—	—	—	—	—	—	—	—	50	—	50

Total comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,843)

Balance, December 31, 2010	19,021	$19	—	—	—	—	—	—	—	220,125	6,966	50	(113,723)	113,437

See accompanying notes

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2008	2009	2010

Operating activities
Net loss	$(19,346)	$(11,824)	$(12,893)
Less: Loss from discontinued operations	(5,738)	(3,650)	—

Loss from continuing operations	(13,608)	(8,174)	(12,893)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	3,618	4,205	4,759
Stock-based compensation expense	259	298	685
Non-cash interest expense	26	696	1,162
Bad debt expense	139	153	67
Other	120	15	(10)
Changes in operating assets and liabilities:
Accounts receivable	(1,943)	1,164	(1,891)
Inventories	(1,277)	969	(1,202)
Prepaid expenses and other assets	(93)	(782)	(518)
Accounts payable	1,140	198	1,539
Accrued expenses and other liabilities	(213)	(714)	431

Net cash used in operating activities	(11,832)	(1,972)	(7,871)
Investing activities
Purchases of property and equipment	(8,331)	(1,589)	(4,938)
Purchases of bottles, net of disposals	(1,089)	(835)	(1,480)
Proceeds from the sale of property and equipment	24	22	—
Acquisition of Refill Business	—	—	(74,474)
Additions to and acquisitions of intangible assets	(232)	(48)	(75)

Net cash used in investing activities	(9,628)	(2,450)	(80,967)
Financing activities
Net borrowings from (payments on) revolving line of credit	7,004	(6,580)	489
Issuance of long term debt	—	20,350	33,668
Long term debt payments	—	—	(31,668)
Note payable and capital lease payments	(13)	(5,353)	(8)
Debt issuance costs	(134)	(636)	(1,453)
Net change in book overdraft	266	(147)	—
Proceeds from sale of common stock, net of issuance costs	—	—	104,194
Prepaid equity issuance costs	—	(105)	—
Proceeds from exercise of stock options	13	2	65
Redemption of preferred stock	—	—	(11,640)
Net proceeds from issuance of preferred stock	19,552	—	—
Dividends paid	(2,327)	(1,257)	(4,370)

Net cash provided by financing activities	24,361	6,274	89,277

Net increase in cash from continuing operations	2,901	1,852	439
Cash, beginning of period	5,776	516	—
Effect of exchange rate changes on cash	—	—	4
Cash used in discontinued operations from:
Operating Activities	(6,764)	(1,514)	—
Investing Activities	(1,194)	(41)	—
Financing Activities	(203)	(813)	—

Cash used in discontinued operations	(8,161)	(2,368)	—

Cash, end of period	$516	$—	$443

See accompanying notes

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

1.	Description of Business and Significant Accounting Policies

Business

Primo Water Corporation (together with its consolidated subsidiaries, “Primo”, “we”, “our”, the “Company”) is a rapidly growing provider of three- and five-gallon purified bottled water, self-serve filtered drinking water and water dispensers sold through major retailers in the United States and Canada.

Initial Public Offering and Acquisition

On November 10, 2010, we completed the initial public offering of 8,333 shares of our common stock at a price of $12.00 per share. In addition on November 18, 2010, the Company issued an additional 1,250 shares upon the exercise of the over-allotment option by the underwriters of its IPO. The net proceeds of the IPO after deducting underwriting discounts and commissions were approximately $106,900.

On November 10, 2010, we acquired certain assets of Culligan Store Solutions, LLC and Culligan of Canada, Ltd. (the “Refill Business” or “Refill Acquisition”) pursuant to an Asset Purchase Agreement dated June 1, 2010 (the “Asset Purchase Agreement”). The total purchase price for the Refill Business was approximately $109,095 (including the working capital adjustment), which was paid with $74,474 in proceeds from the IPO and $34,621 from the issuance of approximately 2,588 common shares at an average price of $13.38 per share on November 10, 2010.

In addition to the acquisition of the Refill Business, we used the proceeds of our IPO along with $15,000 in borrowings under our new senior revolving credit facility to: (i) repay the outstanding borrowings under our prior senior loan agreement of approximately $7,900; (ii) repay subordinated debt and accrued interest of approximately $18,700; (iii) redeem 50% of the outstanding Series B preferred stock along with all unpaid and accrued dividends totaling approximately $15,800; and (iv) to pay fees and expenses of approximately $5,000 in connection with all of the foregoing items.

Principles of Consolidation

Our consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated in consolidation. Our consolidated statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Use of Estimates

The preparation of our financial statements in conformity with GAAP requires us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used to determine certain amounts that affect the financial statements are reasonable, based on information available at the time they are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements may be affected. Some of the more significant estimates include allowances for doubtful accounts, valuation of inventories, depreciation, valuation of intangible assets, valuation of deferred taxes and allowance for sales returns.

Revenue Recognition

Revenue is recognized for the sale of three- and five-gallon purified bottled water upon either the delivery of inventory to the retail store or the purchase by the consumer. Revenue is either recognized as an exchange transaction (where a discount is provided on the purchase of a three- or five-gallon bottle of purified water for the return of an empty three- or five-gallon bottle) or a non-exchange transaction. Revenues on exchange transactions

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

are recognized net of the exchange discount. Self-serve filtered water revenue is recognized at the time the water is filtered which is measured by the water dispensing equipment meter.

Our water dispensers are sold primarily through a direct-import model, where we recognize revenue when title is transferred to our retail customers. We have no contractual obligation to accept returns of water dispensers nor do we guarantee water dispenser sales. However, we will at times accept returns or issue credits for water dispensers that have manufacturer defects or that were damaged in transit. Revenues of water dispensers are recognized net of an estimated allowance for returns using an average return rate based upon historical experience.

In addition, we offer certain incentives such as coupons and rebates that are netted against and reduce net sales in the consolidated statements of operations. With the purchase of certain of our water dispensers we include a coupon for a free three- or five-gallon bottle of water. No revenue is recognized with respect to the redemption of the coupon for a free three-and five-gallon bottle of water and the estimated cost of the three- and five-gallon bottle of water is included in cost of sales.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents.

Accounts Receivable

All trade accounts receivable are due from customers located within the United States and Canada. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable, net includes allowances for doubtful accounts of approximately $112 and $244 at December 31, 2009 and 2010, respectively. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectability of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

		Amounts	Amounts
		Charged to	Charged to
	Beginning	Revenues, Costs	Other		Ending
	Balance	or Expense	Accounts(a)	Deductions	Balance

December 31, 2008	$304	139	—	(18)	$425

December 31, 2009	$425	166	—	(479)	$112

December 31, 2010	$112	67	174	(109)	$244

(a)	Includes adjustments related to our acquisition of the Refill Business.

Prepaid and other current assets

Prepaid and other current assets consist primarily of amounts due from one of our international water dispenser manufacturers. The amounts due are related to costs and charges for returns on defective water dispensers that the manufacturer guaranteed under the terms our agreement.

Inventories

Our inventories consist primarily of finished goods and are valued at the lower of cost or realizable value, with cost determined using the first-in, first-out (FIFO) method. Miscellaneous selling supplies such as labels are expensed when incurred.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Bottles

Bottles consist of three- and five- gallon refillable polycarbonate bottles used in our exchange business and are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of three years.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. For internally developed software, certain costs during the application development stage and related to upgrades and enhancements that provide additional functionality are capitalized and amortized over the estimated useful life of the software. The vending equipment is depreciated using an estimated salvage value of 25%. Depreciation and amortization is generally calculated using straight-line methods over estimated useful lives that range from two to 10 years.

The Company incurs maintenance costs on its major equipment. Maintenance, repair and minor refurbishment costs are charged to expense as incurred, while additions, renewals, and improvements are capitalized.

Goodwill and Intangible Assets

We classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company’s long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, primarily on a straight-line basis, over their useful lives.

We test intangible assets determined to have indefinite useful lives, including trademarks and goodwill, for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. Our Company performs these annual impairment reviews as of the first day of our fourth quarter. The goodwill impairment test consists of a two-step process, if necessary. The first step involves a comparison of the fair value of a reporting unit to its carrying value. The fair value is estimated based on a number of factors including operating results, business plans and future cash flows. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process is performed which compares the implied value of the reporting unit goodwill with the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. No impairment charge was considered necessary at December 31, 2010. For indefinite-lived intangible assets, other than goodwill, if the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset at the date it is tested for recoverability, whether in use or under development. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. We recorded an impairment charge in 2008 of $98 reflected in selling, general and administrative expenses in the statement of operations, related to display racks no longer in use and to be disposed.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Fair Value Measurements

Effective January 1, 2008, we adopted Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company’s consolidated financial condition or results of operations.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also describes three levels of inputs that may be used to measure fair value:

•	Level 1 — quoted prices in active markets for identical assets and liabilities.
•	Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities.
•	Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The following is a reconciliation of the common stock warrants, which were measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs):

Balance at January 1, 2009	$—
Initial Fair Value	600

Balance at December 31, 2009	600
Total (gains) losses recognized	(14)
Initial Fair Value	137
Fair Value transferred to stockholders’ equity	(723)

Balance at December 31, 2010	$—

The fair value of the warrants was initially included in other long-term liabilities in the consolidated balance sheet based upon estimated fair value as adjusted periodically until such time that the exercise price became fixed at the IPO date, at which time the then fair value was reclassified as a component of stockholders’ equity (deficit). In connection with our IPO the exercise price per share of the warrants was fixed at $9.60, or 80% of the IPO price per share of our common stock.

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of long-term debt, capital leases and notes payable approximates fair value.

Advertising Costs

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred. Advertising costs totaled approximately $717, $270 and $296 for 2008, 2009 and 2010, respectively, and are included in selling, general, and administrative expenses.

Beneficial Conversion Charges

Our Series C Preferred Stock (“Series C”) was convertible into common stock and was issued with an adjustable conversion feature, which was based upon consolidated revenue for the year ending December 31, 2008 with a conversion price ranging from $13.04 to $25.04 per common equivalent share. A beneficial conversion charge is

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

measured as the difference between the initial price of $25.04 per share and the conversion price at December 31, 2008 of $13.04 per share. At December 31, 2008 we recorded a beneficial conversion charge (also referred to as a deemed dividend) of approximately $17,500 related to the adjustment in the conversion price of the Series C convertible preferred stock, based upon consolidated revenues for the year ending December 31, 2008. The beneficial conversion charge for equity instruments is recorded to additional paid in capital with no effect on total stockholders’ equity or the consolidated statement of operations.

In 2010, the conversion ratio of Series C was amended thus creating a contingent beneficial conversion that was measured and recorded at the time the contingency was removed, or at the time the IPO price per share was known and less than $13.04 per share. With the IPO per share price of $12.00, the Company recorded a beneficial conversion charge related to the Series C of $2,404. The charge was recorded to additional paid in capital with no effect on total stockholders’ equity or the consolidated statement of operations.

In 2010, our Series B Preferred Stock (“Series B”) was amended to provide for the mandatory conversion of at least 50% of Series B into common stock at a conversion ratio calculated by dividing the liquidation preference of Series B by 90% of the greater of the IPO price and $10.44. This amendment also created a contingent beneficial conversion that was measured at the time of the IPO. The Company recorded a beneficial conversion charge related to the Series B of $2,933. The charge was recorded to additional paid in capital with no effect on total stockholders’ equity or the consolidated statement of operations.

Concentrations of Risk

Our principal financial instruments subject to potential concentration of credit risk are cash and cash equivalents, trade receivables, accounts payable and accrued expenses. We invest our funds in a highly rated institution and believe the financial risks associated with cash and cash equivalents are minimal. At December 31, 2009 and 2010, approximately $0 and $441, respectively, of our cash on deposit exceeded the insured limits.

We perform ongoing credit evaluations of our customers’ financial condition and maintain allowances for doubtful accounts that we believe are sufficient to provide for losses that may be sustained on realization of accounts receivable. We had two customers that accounted for approximately 42% and 21% in 2008; three customers that accounted for approximately 33%, 19% and 15% of sales in 2009; and two customers that accounted for approximately 37% and 21% of sales in 2010. We had one customer with a balance that accounted for approximately 21% of total trade receivables at December 31, 2009 and two customers that accounted for approximately 35% and 12% of total trade receivables at December 31, 2010.

Basic and Diluted Net loss Per Share

Net loss per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted amounts per share include the dilutive impact, if any, of the Company’s outstanding potential common shares, such as options and warrants and convertible preferred stock. Potential common shares that are anti-dilutive are excluded from the calculation of diluted net loss per common share.

For the years ended December 31, 2008, 2009 and 2010, stock options, unvested shares of restricted stock and warrants with respect to an aggregate of 142, 139 and 430 shares, as well as 3,626, 4,101 and 3,700 shares of convertible preferred stock, have been excluded from the computation of the number of shares used in the diluted earnings per share, respectively. These shares have been excluded because the Company incurred a net loss for each of these periods and their inclusion would be anti-dilutive.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Income Taxes

We account for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that utilization is not presently more likely than not.

As required by ASC 740-10, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Cumulative Translation Adjustment and Foreign Currency Transactions

The local currency of our operation in Canada is considered to be the functional currency. Assets and liabilities of the Canada subsidiary are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rate prevailing throughout the period. The effects of unrealized exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as the cumulative translation adjustment included in accumulated other comprehensive income (loss) in members’ equity. Realized gains and losses on foreign currency transactions are included in the statement of operations.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-28 — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This update provides amendments to ASC Topic 350 — Intangibles, Goodwill and Other that requires an entity to perform Step 2 impairment test even if a reporting unit has zero or negative carrying amount. The first step is to identify potential impairments by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds the estimated fair value, a second step is performed to measure the amount of impairment, if any. The second step is to determine the implied fair value of the reporting unit’s goodwill, measured in the same manner as goodwill is recognized in a business combination, and compare that amount with the carrying amount of the goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. ASU No. 2010-28 is effective beginning January 1, 2011. As a result of this standard, goodwill impairments may be reported sooner than under current practice. We do not expect ASU No. 2010-28 to have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, which contains updated accounting guidance to clarify the acquisition date that should be used for reporting pro forma financial information when comparative financial statements are issued. This update requires that a company should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This update also requires disclosure of the nature and amount of material, nonrecurring pro forma adjustments. The provisions of this update, which are to be applied prospectively, are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

impact of this update on the Company’s consolidated financial statements will depend on the size and nature of future business combinations.

2.	Bottles

Bottles are summarized as follows at December 31:

	2009	2010

Cost	$2,637	$3,225
Less accumulated depreciation	(640)	(720)

	$1,997	$2,505

Depreciation expense for bottles was approximately $853, $907 and $971 in 2008, 2009 and 2010, respectively.

3.	Property and Equipment

Property and equipment is summarized as follows at December 31:

	2009	2010

Leasehold improvements	$72	$75
Machinery and equipment	3,640	4,526
Vending equipment	—	19,169
Racks and display panels	12,389	15,816
Office furniture and equipment	218	225
Software and computer equipment	2,770	3,076
Transportation racks	4,039	4,170

	23,128	47,057
Less accumulated depreciation and amortization	(8,807)	(12,167)

	$14,321	$34,890

Depreciation expense for property and equipment was approximately $2,223, $2,897 and $3,371 in 2008, 2009 and 2010, respectively.

4.	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill as summarized as follows:

Balance at December 31, 2009	$—
Acquisition of Refill Business	77,382
Effect of foreign currency translation	33

Balance at December 31, 2010	$77,415

Goodwill relates to the acquisition of the Refill Business and represents the excess of acquisition cost over the fair value of net assets acquired.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Intangible assets are summarized as follows:

	December 31, 2009		December 31, 2010
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Customer relationships	$2,985	$(2,089)	$13,289	$(2,484)
Patent costs	71	(36)	121	(58)

	3,056	(2,125)	13,410	(2,542)
Unamortized intangible assets:
Trademarks	146	—	171	—

Total	$3,202	$(2,125)	$13,581	$(2,542)

Intangible assets consist of customer relationships, patents, and trademarks. Patent costs are amortized using a straight-line basis over estimated lives of three years, while customer relationships are amortized on an either an accelerated or straight-line basis over an estimated useful life ranging from 10 to 15 years. In 2010, we acquired customer relationships related to the Refill Business totaling $10,300 that have a useful life of 15 years.

Amortization expense for intangible assets was approximately $542, $401 and $417, respectively, in 2008, 2009 and 2010, respectively. Amortization expense related to intangible assets, which is an estimate for each future year and subject to change, is as follows:

2011	$910
2012	859
2013	807
2014	764
2015	743
2016 and thereafter	6,785

Total	$10,868

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

5.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities are summarized as follows:

	December 31,	December 31,
	2009	2010

Dividends payable	$2,367	$—
Accrued payroll and related items	184	968
Accrued severance	—	370
Accrued professional and other expenses	580	829
Accrued interest	107	6
Accrued sales tax payable	534	173
Accrued advertising	—	—
Accrued receipts not invoiced	182	207
Other	190	370

	$4,144	$2,923

6.	Long-Term Debt, Capital Leases and Notes

Long-term debt, capital leases and notes payable are summarized as follows at December 31:

	December 31,	December 31,
	2009	2010

Senior revolving credit facility	$—	$17,912
Senior loan agreement	423	—
Subordinated convertible notes payable, net of original issue discount	14,400	—
Notes payable and capital leases	6	44

	14,829	17,956
Less current portion	(426)	(11)

Long-term debt, notes payable and capital leases, net of current portion	$14,403	$17,945

On November 10, 2010, we closed our IPO and entered into a $40,000 senior revolving credit facility with Wells Fargo Bank, National Association, Bank of America, N.A. and Branch Banking & Trust Company (“Senior Revolving Credit Facility”) that replaced our Senior Loan Agreement (as defined below). The Senior Revolving Credit Facility has a three-year term and is secured by substantially all of the assets of the Company.

Interest on the outstanding borrowings under the Senior Revolving Credit Facility is payable at our option at either a floating base rate plus an interest rate spread or a floating rate of LIBOR plus an interest rate spread. Both the interest rate spreads and the commitment fee rate are determined from a pricing grid based on our total leverage ratio. The Senior Revolving Credit Facility also provides for letters of credit issued to our vendors, which reduce the amount available for cash borrowings. We are required to pay a commitment fee on the unused amounts of the commitments under the Senior Revolving Credit Facility. At December 31, 2010, the base rate and floating LIBOR borrowings outstanding were $2,912 and $15,000, respectively, at interest rates of 5.25% and 3.27%, respectively. At December 31, 2010, there were no outstanding letters of credit under the Senior Revolving Credit Facility. The availability under the Senior Revolving Credit Facility was approximately $10,000, based upon the maximum leverage ratio allowed at December 31, 2010.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

The Senior Revolving Credit Facility contains various restrictive covenants and the following financial covenants: (i) a maximum total leverage ratio that is initially set at 3.5 to 1.0 and step downs to 2.5 to 1.0 for the quarter ending December 31, 2011; (ii) a minimum EBITDA threshold initially set at $6,500 for the quarter ended December 31, 2010 and increasing for the two quarters thereafter; (iii) a minimum interest coverage ratio of 3.0 to 1.0 beginning with the quarter ended September 30, 2011; and (iv) a maximum amount of capital expenditures of $6.0 million for the period from closing to December 31, 2010 and increasing to $25.0 million for the year ending December 31, 2011. At December 31, 2010, the Company is in compliance with all the terms and conditions of the Senior Revolving Credit Facility.

In June 2005, we entered into a Loan and Security Agreement that was amended in April 2006, April 2007, June 2008, January 2009, December 2009 and June 2010 (the “Senior Loan Agreement”) pursuant to which the bank originally provided a $25,000 revolving loan commitment (the “Revolver”). In June 2008, the Revolver commitment was reduced to $20,000 and it was subsequently reduced further to $10,000 in January 2009. The Revolver was subject to certain borrowing base restrictions based on eligible accounts receivable, eligible inventory less reserves, and the aggregate face amount of undrawn trade letters of credit of which the Company is the beneficiary. The Revolver also provided for letters of credit issued to our vendors, which reduced the amount available for cash borrowings. The Seventh Amendment to the Senior Loan Agreement extended the term of the agreement to January 30, 2011, allowed for up to a $3,000 over-advance, which was guaranteed by our CEO, and amended the agreement’s financial covenants. At December 31, 2009, there were outstanding letters of credit under the Revolver totaling approximately $371.

Interest on the outstanding borrowings under the Revolver was payable quarterly at the option of the Company at (i) the LIBOR Market Index Rate (“LMIR”) plus the applicable margin or (ii) the greater of (a) the federal funds rate plus .50% or (b) the bank’s prime rate plus in either case the applicable margin. At December 31, 2009, the interest rate on the outstanding balance on the Revolver was based on the bank’s prime rate plus 2.50% (5.75% at December 31, 2009).

In December 2009 and September 2010, we issued Subordinated Convertible Promissory Notes (“Notes”) that had a total face value of $15,000 and $3,418, respectively, and were subordinated to borrowings under the Senior Loan Agreement. The September 2010 Notes related to borrowings outstanding at September 30, 2010 were closed in October 2010. The Notes paid quarterly interest at 14% and were paid in full in November 2010 using the proceeds from our IPO and closing of the Senior Revolving Credit Facility.

The Notes were accompanied by detachable warrants with a value at issuance equal to 4% of the face amount of the corresponding Notes. The total number of shares of common stock issuable under the warrants is 131. The initial fair value of the warrants was $737, of which $137 is attributable to the Notes issued in the third quarter of 2010, and resulted in an original issue discount on the Notes that was amortized into interest expense over the term of the Notes with the unamortized balance being expensed when the Notes were paid in full in November 2010. The fair value of the warrants was initially included in other long-term liabilities in the consolidated balance sheet based upon estimated fair value as adjusted periodically until such time that the exercise price became fixed at the IPO date, at which time the then fair value was reclassified as a component of stockholders’ equity (deficit). In connection with our IPO the exercise price per share of the warrants was fixed at $9.60, or 80% of the initial public offering price per share of our common stock.

In January 2009, we entered into a Loan and Security Agreement with our primary bank that was subordinated to the Senior Loan Agreement (the “Prior Subordinated Loan Agreement”), pursuant to which a $10,000 term loan was provided (the “Prior Subordinated Loan”). The bank acted as syndication agent and provided $4,100 of the facility. Twelve existing investors in the Company (including our CEO and CFO) funded the $5,900 balance of the facility. The proceeds of the Prior Subordinated Loan Agreement were used to repay the then outstanding balance on the Revolver and for working capital purposes. Interest on the Prior Subordinated Loan was at the bank’s prime

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

rate plus 10.0%, payable monthly. The Prior Subordinated Loan had an original maturity of January 6, 2010; however, the balance was paid in full in December 2009. In connection with the Prior Subordinated Loan the Company paid fees totaling approximately $575, which were deferred and amortized as a component of interest expense.

In June 2010, we entered into two notes for the purchase of delivery vehicles in our Company operations totaling $46. The notes bear interest at 4.90% and are payable in 60 monthly installments of approximately $0.9.

The aggregate future maturities of long-term debt, capital leases and notes payable as of December 31, 2010 are as follows:

2011	$11
2012	9
2013	17,921
2014	10
2015	5

17,956
Less: amounts representing interest	—

$17,956

7.	Stockholders’ Equity

The Board of Directors and stockholders approved the Fifth Amended and Restated Certificate of Incorporation (“Revised Charter”) that effected a 1-for-10.435 reverse stock split of all the outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of preferred stock and provides that the authorized capital stock consists of (1) 70,000 shares of common stock, $0.001 par value per share and (2) 65,000 shares of preferred stock, $0.001 par value per share. Accordingly, all common share and per common share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

The Revised Charter became effective in connection with the closing of our IPO. The Revised Charter resulted in the following in connection with the IPO: (i) the mandatory conversion of the Series A preferred stock (“Series A”) into common stock at a conversion ratio of approximately 1:0.0960, (ii) the mandatory conversion of the Series C preferred stock (“Series C”) into shares of common stock at a conversion ratio of approximately 1:0.2000 based upon the IPO price per share of $12.00, (iii) the mandatory conversion of at least 50% of the Series B preferred stock (“Series B”) into common stock at a conversion ratio of approximately 1:0.0926, calculated by dividing the liquidation preference of the Series B by 90% of IPO price of $12.00, (iv) the repurchase of the balance of the outstanding shares of the Series B within 30 days following the IPO for $1.00 per share, and (v) payment of accrued and unpaid dividends on the Series B within 30 days following the IPO.

Preferred Stock

Upon closing of our IPO 18,755 shares of the Series A were converted into shares of common stock at a conversion ratio of approximately 1:0.0960.

Upon the closing of the IPO, 50% of the then outstanding 23,280 shares of the Series B were converted into common stock at a conversion ratio of approximately 1:0.0926, calculated by dividing the liquidation preference of the Series B by 90% of IPO price of $12.00, with the remaining 50% of the Series B being repurchased for $1.00 per

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

share. The conversion of the Series B at 90% of the IPO price created a beneficial conversion charge of approximately $2,900 at the time of the IPO. The beneficial conversion charge or deemed dividend was recorded to additional paid in capital with no effect on total stockholders’ equity, but increased the net loss attributable to common stockholders in the fourth quarter of 2010.

In December 2009, all payment of dividends on the Series B was suspended and in January 2010 the dividends began to accrue at 10%. Series B dividends paid during the years ended December 31, 2009 and 2010, were $1,257 and $4,370, respectively. At December 31, 2009, the accrued and unpaid dividends were $2,367. Upon the closing of the IPO all accrued and unpaid dividends were paid.

Upon the closing of the IPO the then outstanding 12,520 shares of the Series C were converted into shares of common stock at a conversion ratio of approximately 1:0.2000 based upon the IPO price per share of $12.00. With the Revised Charter the conversion ratio for the Series C was adjusted from the original amount based upon $13.04 per share to an amount based upon the greater of $10.44 or the IPO price. This adjustment created a contingent beneficial conversion upon the closing of our IPO and conversion of the Series C. The beneficial conversion charge related to the conversion of the Series C preferred stock at the IPO price of $12.00 per share was approximately $2,400. The beneficial conversion charge or deemed dividend was recorded to additional paid in capital with no effect on total stockholders’ equity, but increased the net loss attributable to common stockholders in the fourth quarter of 2010.

In connection with the amendments to the Revised Charter, we also modified the terms of common stock warrants for the aggregate purchase of 716 shares of common stock, originally issued to the purchasers of the Series B and Series C, to remove a provision that accelerated the termination of the warrants’ exercise period upon the consummation of an IPO. The warrants will now expire on the date such warrants would have otherwise expired absent the IPO. At the time of the modification, a charge of approximately $2,300, the change in the estimated fair value immediately before and after the modification, as determined using the Black-Scholes pricing model, was recorded to accumulated deficit with no effect on total stockholders’ equity, but increased the net loss attributable to common stockholders for 2010.

In addition, in October 2010, we reduced the exercise price of the warrants issued to the holders of the Series C from $20.66 to $13.04. At the time of the modification a charge of approximately $175 was recorded to additional paid in capital with no effect on total stockholders’ equity, but increased the net loss attributable to common stockholders in the fourth quarter of 2010.

8.	Stock-Based Compensation

2004 Stock Plan

In 2004, our Board of Directors adopted the Primo Water Corporation 2004 Stock Plan (the “2004 Plan”) for employees, including officers, non-employee directors and non-employee consultants. The Plan provides for the issue of incentive or nonqualified stock options and restricted common stock. The Company has reserved 431 shares of common stock for issuance under the Plan. The Company does not intend to issue any additional awards under the 2004 Plan; however, all outstanding awards will remain in effect and will continue to be governed by their existing terms.

2010 Omnibus Long-Term Incentive Plan

In April 2010, our stockholders adopted the 2010 Omnibus Long-Term Incentive Plan (the “2010 Plan”). The 2010 Plan is limited to employees, officers, non-employee directors, consultants and advisors. The 2010 Plan provides for the issuance of incentive or nonqualified stock options, restricted stock, stock appreciation rights,

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

restricted stock units, cash- or stock-based performance awards and other stock-based awards. The Company has reserved 719 shares of common stock for issuance under the 2010 Plan.

Stock Option Activity

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The weighted-average fair value per share of the options granted during 2008, 2009 and 2010 was $8.66, $5.11, and $6.16, respectively. The following assumptions were used in arriving at the fair value of options granted:

	2008	2009	2010

Expected life of options in years	5.9	5.5	6.3
Risk-free interest rate	3.2%	2.0%	2.8%
Expected volatility	39.0%	39.0%	45.5%
Dividend yield	0.0%	0.0%	0.0%

The risk free interest rate is based on the U.S. Treasury rate for the expected life of the options at the time of grant. As a newly-public entity, historic volatility is not available for our shares. As a result, we estimated volatility based on a peer group of companies, which collectively provide a reasonable basis for estimating volatility. We intend to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding volatility of our share price becomes available or the selected companies are no longer suitable for this purpose. The expected life is based on the estimated average life of the options, and forfeitures are estimated on the date of grant based on certain historical data and management estimates.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

In 2008, 2009 and 2010, compensation expense related to stock options was approximately $215, $298 and $387 and is included in selling, general and administrative expenses from continuing operations, respectively, and approximately $61, $80 and $0 is included in discontinued operations, respectively. A summary of awards under the Plan at December 31, 2008, 2009 and 2010, and changes during the years then ended is presented in the table below:

			Weighted
			Average
		Weighted	Remaining	Average
	Number of	Average Price	Contractual	Intrinsic
	Shares	per Share	Life (Years)	Value

Outstanding at December 31, 2007	236	$11.79
Granted	53	20.66
Exercised	(1)	13.04
Forfeited	(17)	18.05

Outstanding at December 31, 2008	271	13.15	7.5	$367

Exercisable at December 31, 2008	160	$10.85	6.7	$349

Available for grant at December 31, 2008	147

Outstanding at December 31, 2008	271	$13.15
Granted	14	13.04
Exercised	—	—
Forfeited	(5)	12.52

Outstanding at December 31, 2009	280	13.15	6.6	$331

Exercisable at December 31, 2009	211	$12.63	6.2	$329

Available for grant at December 31, 2009	138

Outstanding at December 31, 2009	280	$13.15
Granted	31	12.84
Exercised	(6)	11.51
Forfeited	(1)	17.88

Outstanding at December 31, 2010	304	13.14	6.0	$653

Exercisable at December 31, 2010	304	$13.14	6.0	$653

Available for grant at December 31, 2010	712

During 2010, a total of 31 common stock options were granted under the 2004 Plan, all in the first quarter of 2010, at an exercise price of $12.84 per share. The estimated fair value of the common stock on the issuance date was $12.84 per share. The Company obtained a valuation from an unrelated party in December 2009 that determined the fair value of the Company’s common stock to be $12.84 per share.

During 2009, a total of 14 common stock options were granted, all issued on one date during the first quarter, at an exercise price of $13.04 per share. The estimated fair value of the common stock on the issuance date was $13.04 per share. The fair value determination was based in part upon the finalization of the conversion ratio of the Series C Preferred Stock on December 31, 2008. The board of directors also considered the Company’s most recent independent valuation and then current expectations of the Company’s future performance in determining the fair value.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

The total intrinsic value of the options exercised during 2008, 2009 and 2010 was approximately $8, $0 and $8, respectively, with proceeds to the Company of $13, $2 and $65, respectively. In April 2010, the Board of Directors approved the 100% vesting of all unvested stock options awards upon the successful completion of an IPO of the Company’s common stock. The IPO was completed in November 2010 and all unrecognized compensation cost related to the stock option awards that became 100% vested was expensed in the fourth quarter.

Stock options are granted with an exercise price equal to 100% of the fair market value per share of the common stock on the date of grant. The options generally vest over a period of one to four years, based on graded vesting, and expire ten years from the date of grant. The terms and conditions of the awards made under the Plans vary but, in general, are at the discretion of the board of directors or its appointed committee.

Restricted Stock Activity

In 2010, we granted restricted stock awards under the 2004 Plan, all in the first quarter of 2010, that generally cliff-vest annually over a three-year period and we recognized compensation expense of $298 related to these awards, which is included in selling, general, and administrative expenses from continuing operations. In addition, in connection with the guarantee of the $3,000 over-advance line of the Senior Loan Agreement by our CEO, the Company granted a restricted stock award under the 2010 Plan, in the fourth quarter of 2010, which vested in January 2011. The value of the restricted stock was $150 and was expensed in 2010 as part of the issuance cost of the guarantee on the Senior Loan Agreement.

A reconciliation of restricted stock activity and related information is as follows:

		Weighted Average
		Grant Date Fair
	Number of Shares	Value

Unvested at December 31, 2009	—	$—
Granted	118	12.75
Vested	—	—
Forfeited	(2)	12.84

Unvested at December 31, 2010	116	$12.75

As of December 31, 2010, there was approximately $897 of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested restricted stock awards. That cost is expected to be recognized over a weighted average period of 2.1 years.

Employee Stock Purchase Plan

In April 2010, our stockholders approved the 2010 Employee Stock Purchase Plan (the “2010 ESPP”) which was effective upon the consummation of the Company’s IPO. The 2010 ESPP provides for the purchase of common stock and is generally available to all employees. The Company has reserved 24 shares of common stock for issuance under the 2010 ESPP. Effective January 1, 2011, employees were able to participate in the 2010 ESPP.

9.	Commitments and Contingencies

Operating Leases

The Company leases office space and vehicles under various lease arrangements. Total rental expense from continuing operations for 2008, 2009 and 2010 was approximately $1,496, $1,101 and $1,288, respectively. The rental expense includes $325 in 2008 paid to PWC Leasing, LLC, which is an entity with common ownership. On June 30, 2008, we purchased the leased assets of PWC Leasing, LLC at the fair value of $3,500 and terminated the

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

related lease agreement. At December 31, 2010, future minimum rental commitments under non-cancelable operating leases are as follows:

2011	$705
2012	548
2013	405
2014	231
2015	83
2016 and thereafter	1

Total	$1,973

Sales Tax

We routinely purchase equipment for use in operations from various vendors. These purchases are subject to sales tax depending on the equipment type and local sales tax regulations, however, certain vendors have not assessed the appropriate sales tax. For purchases that are subject to sales tax in which the vendor did not assess the appropriate amount, we accrue an estimate of the sales tax liability we ultimately expect to pay.

Other Contingencies

In the normal course of business the Company may be involved in various claims and legal actions. Management believes that the outcome of such legal actions will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

10.	Income Taxes

There is no income tax provision (benefit) for federal or state income taxes as the Company has incurred operating losses since inception.

A reconciliation of the statutory U.S. federal tax rate and effective tax rates is as follows:

	2008	2009	2010

Federal statutory taxes	34.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	3.9%	3.9%	4.5%
Foreign taxes less than the domestic rate	0.0%	0.0%	(0.1)%
Permanent differences	(0.2)%	(0.2)%	(0.2)%
Change in valuation allowance	(37.7)%	(37.9)%	(38.2)%
Other	0.0%	0.2%	0.0%

	0.0%	0.0%	0.0%

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Deferred income taxes are recorded based upon differences between the financial reporting and income tax basis of assets and liabilities. The following deferred income taxes are recorded:

	2009	2010

Deferred tax assets:
Federal net operating loss carryforward	$18,802	$22,590
State loss carryforward	2,314	2,462
Intangible assets	1,325	1,759
Allowance for bad debts	506	662
Stock-based compensation	399	616
Accrued expenses	—	143
Inventory	3	78
Other	93	125

Total gross deferred tax assets	23,442	28,435

Deferred tax liabilities:
Fixed assets	(67)	(305)

Total gross deferred tax liabilities	(67)	(305)

Valuation allowance	(23,375)	(28,130)

Total net deferred liability	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, available taxes in the carryback periods, projected future taxable income, and tax planning strategies in making this assessment. Accordingly, the Company has provided valuation allowances to fully offset the net deferred tax assets at December 31, 2009 and 2010. The $4,476 and $4,755 net increase in the valuation allowance for 2009 and 2010, respectively, primarily reflects the net increase in the federal and state loss carryfoward deferred tax assets.

The Company has approximately $66,441 in federal net operating loss carryforwards that expire between 2025 through 2030 and approximately $54,068 in state loss carryforwards that begin to expire in 2011. Section 382 of the U.S. Internal Revenue Code imposes an annual limitation on the amount of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. The Company believes that an annual limit will be imposed by Section 382, however the Company expects to fully utilize its net operating loss carryforwards during their respective carryforward periods.

There were no unrecognized tax benefits recorded from the January 1, 2007 adoption of ASC 740-10 through the year ended December 31, 2010, and there are no uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next 12 months.

11.	Segments

At December 31, 2010, we had four operating segments and three reportable segments: Primo Bottled Water Exchange (“Exchange”), Primo Refill (“Refill”) and Primo Products (“Products”). With the acquisition of the Refill Business, we manage and view our business as Primo Water (“Water”) related and Products related.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

However in 2011, we began to integrate the Exchange and Refill operations to take advantage of synergies and to eliminate duplicate operations and costs. In integrating the businesses we have changed our internal management and reporting structure such that Exchange and Refill no longer meet the requirements of operating segments on a stand-alone basis. Beginning in 2011, we have two operating segments and two reportable segments: Water and Products. All previous periods have been retrospectively revised to conform to this presentation.

Our Water segment includes our historical business of bottled water exchange services and the Refill Business acquired in November 2010 and the operations of a unit that previously was an operating segment, but did not meet quantitative threshold for reporting purposes.

Our Water segment sales consist of the sale of multi-gallon purified bottled water (exchange services) and our self-serve filtered drinking water vending service (refill services) through retailers in each of the contiguous United States and Canada. Our Water services are offered through point of purchase display racks or self-serve filtered water vending displays and recycling centers that are prominently located at major retailers in space that is often underutilized.

As of December 31, 2010, we offered our Water services at approximately 12,600 combined locations.

Our Products segment sells water dispensers that are designed to dispense Primo and other dispenser-compatible bottled water. Our Products sales are primarily generated through major U.S. retailers. Our water dispensers are sold primarily through a direct-import model, where we recognize revenues for the sale of the water dispensers when title is transferred to our retailer customers. We support retail sell-through with limited domestic inventory. We design, market and arrange for certification and inspection of our products.

We evaluate the financial results of these segments focusing primarily on segment net sales and segment income (loss) from operations before depreciation and amortization (“segment income (loss) from operations”). We utilize segment net sales and segment income (loss) from operations because we believe they provide useful information for effectively allocating our resources between business segments, evaluating the health of our business segments based on metrics that management can actively influence and gauging our investments and our ability to service, incur or pay down debt.

Cost of sales for Water consists of costs for bottling and related packaging materials and distribution costs for our bottled water for our exchange services and servicing and material costs for our refill services. Cost of sales for Products consists of contract manufacturing, freight, duties and warehousing costs of our water dispensers.

Selling, general and administrative expenses for all segments consist primarily of personnel costs for sales, marketing, operations support and customer service, as well as other supporting costs for operating each segment.

Expenses not specifically related to operating segments are shown separately as Corporate. Corporate expenses are comprised mainly of compensation and other related expenses for corporate support, information systems, and human resources and administration. Corporate expenses also include certain professional fees and expenses and compensation of our Board of Directors.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

The following table presents segment information for each of the last three years:

	Years Ended December 31,
	2008	2009	2010

Segment Net Sales
Water	$21,111	$24,249	29,875
Products	13,758	22,824	14,741
Inter-company elimination	(222)	(92)	(9)

Total net revenues	$34,647	$46,981	$44,607

Segment income (loss) from operations
Water	$(1,383)	$3,340	$4,767
Products	(1,447)	(272)	(563)
Intercompany elimination	(13)	9	—
Corporate	(7,077)	(4,789)	(8,922)
Depreciation and amortization	(3,618)	(4,205)	(4,759)

Loss from operations	$(13,538)	$(5,917)	$(9,477)

Depreciation and amortization expense:
Water	$3,210	$3,615	$4,191
Products	69	133	153
Corporate	339	457	415

	$3,618	$4,205	$4,759

Capital expenditures:
Water	$8,412	$2,081	$5,382
Products	336	95	732
Corporate	672	248	304

	$9,420	$2,424	$6,418

Identifiable assets:
Water		$18,286	$131,630
Products		2,655	5,642
Corporate		1,427	2,339

		$22,368	$139,611

12.	Refill Acquisition

On November 10, 2010, we acquired certain assets of the Refill Business pursuant to an Asset Purchase Agreement dated June 1, 2010. The Refill Business provided us with an established platform to expand into the self-serve water refill business. The self-serve water refill business is complementary to our exchange business from both a product and operational perspective. The total purchase price for the Refill Business was approximately $109,095 (including the working capital adjustment), which was paid with $74,474 in proceeds from the IPO and $34,621 from the issuance of approximately 2,588 of our common shares valued at $13.38 per share. The Refill Acquisition has been accounted for as a business combination in accordance with the acquisition method.

Assets acquired and liabilities assumed in the business combination are recorded at fair value in accordance with ASC 805 based upon appraisals obtained from an unrelated third party valuation specialist. The purchase price exceeded the fair value of the net assets acquired resulting in goodwill of approximately $77,382. The identifiable intangible assets consist primarily of customer lists and will be amortized over 15 years. Operations of the acquired

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

entity are included in the consolidated statement of operations from the acquisition date. Fees and expenses associated with the acquisition of the Refill Business were approximately $2,101. This amount was included in selling, general and administrative expenses for the year ended December 31, 2010.

The purchase price has been allocated to the assets and liabilities as follows:

Aggregate purchase price:
Cash consideration	$74,474
Common stock issued	34,621

Purchase price	$109,095

Purchase price allocation:
Net assets acquired
Net current assets	$3,728
Property and equipment	19,054
Identifiable intangible assets	10,300
Goodwill	77,382
Liabilities assumed	(1,369)

Aggregate purchase price	$109,095

The amounts of net sales and earnings of the Refill Business included in the Company’s consolidated income statement from the acquisition date to the year ending December 31, 2010, are as follows:

Net Sales	$3,418

Net income from continuing operations	$814

The unaudited pro forma revenue and earnings for the years ended December 31, 2009 and 2010 presented below is based upon the purchase price allocation and does not reflect any anticipated operating efficiencies or cost savings from the integration of the Refill Business into our business. Pro forma adjustments have been made as if the acquisition had occurred as of January 1 of the period presented.

	Year Ended December 31,
	2009	2010

Net Sales	$72,988	$67,053

Net loss from continuing operations	$(1,417)	$(5,048)

Basic and diluted loss per common share:
Net loss attributable to common shareholders	$(0.07)	$(0.27)

Basic and diluted weighted average common shares outstanding	19,003	19,008

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of the Refill Business to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment and intangible assets had been as of January 1 of the period presented.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

13.	Supplemental Cash Flow Information

	Year Ended December 31,
	2008	2009	2010

Cash paid for interest	$69	$1,535	$2,370

Noncash investing and financing activities:
Assets acquired under capital lease or seller notes payable	$8	$—	$46

Accrued capital expenditures	$—	$—	$104

Issuance of common stock in connection with the Refill Acquisition	$—	$—	$34,621

Beneficial Conversion of Series B preferred stock	$—	$—	$2,933

Beneficial Conversion of Series C preferred stock	$—	$—	$2,404

Warrant modification charges	$—	$—	$2,491

Preferred dividends accrued not paid	$—	$1,785	$—

14.	Discontinued Operations

In July, 2008, the Company and its Board of Directors made the decision to divest the operations of its subsidiary, Prima Bottled Water, Inc. (“Prima”) formerly Primo To Go, LLC. As a result, the related assets, liabilities and results of the operations of Prima are accounted for as discontinued operations. In December 2009, the Company completed the divesture by distributing the stock in Prima to existing shareholders of the Company. Each shareholder received a number of shares in Prima based upon such shareholder’s proportionate ownership of our Series A, Series C and common stock on an as converted basis as of the date of distribution. This transaction is reflected as a dividend of subsidiary stock in the statement of stockholders’ equity (deficit) in the amount of $2,050, the book value of the net assets of Prima as of the distribution date.

Net sales and operating results classified as discontinued operations were as follows:

	Year Ended December 31,
	2008	2009	2010

Net sales	$1,888	$561	$—
Cost of sales	4,456	428	—

Gross profit	(2,568)	133	—
Selling, general and administrative expenses	2,930	1,313	—
Impairment of assets held for sale	174	2,407	—

Operating loss	(5,672)	(3,587)	—
Interest (expense) income, net	(66)	(63)	—

Loss from discontinued operations, before income taxes	(5,738)	(3,650)	—
Provision for income taxes	—	—	—

Loss from discontinued operations	$(5,738)	$(3,650)	$—

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

15.	Employee Retirement Savings Plan

The Company has the Primo Water Corporation 401(k) Plan & Trust retirement plan covering substantially all full-time employees who are at least 21 years of age and who have completed at least two months of service. Plan participants may make before tax elective contributions up to the maximum percentage of compensation and dollar amount allowed under the Internal Revenue Code. Plan participants are 100% vested in their elective contributions at all times and are vested 25% per year of service for four years in the Company’s discretionary contributions. A year of service for vesting purposes is 1,000 hours of service in a Plan year. The Company did not make any matching contributions during 2008 or 2009, as the Company’s matching contributions to the plan were discretionary and determined with respect to each plan year. In 2010, our Board of Directors established a Company match of up to 50% of the employee contributions up to 6% of their salaries, with 50% of the matching amount being contingent upon our achievement of certain specified objectives to be determined by our Board of Directors. Contribution expense for the plan was approximately $31 in 2010.

16.	Subsequent Events

On March 8, 2011, the Company and its wholly-owned subsidiary Primo Refill Canada Corporation (“Primo Canada”) entered into an Asset Purchase Agreement with Culligan of Canada, Ltd. (the “Seller”) and Culligan International Company (“Culligan International” and together with the Seller, the “Culligan Parties”), pursuant to which Primo Canada purchased certain of the Seller’s assets related to its bulk water exchange business currently conducted in Canada (the “Canada Bulk Water Exchange Business”). The purchase price for the Canada Bulk Water Exchange Business was approximately $5,391, which consisted of a cash payment of approximately $1,575 and the issuance of 307 shares of the Company’s common stock having a value of approximately $3,816 (based upon a price per share equal to the average of the closing price of the Company’s common stock for the 20 most recent trading days prior to the closing date), and the assumption of certain specified liabilities (the “Canada Bulk Water Transaction”). The Canada Bulk Water Transaction was intended to be effective from an economic standpoint as of December 31, 2010 and, as a result, the cash portion of the purchase price was reduced by approximately $60, which the parties mutually agreed represented a reasonable approximation of the net earnings of the Canada Bulk Water Exchange Business between January 1, 2011 and March 8, 2011. The Canada Bulk Water Exchange Business provides refill and delivery of water in 18-liter containers to commercial retailers in Canada for resale to consumers.

On March 8, 2011, the Company and its wholly-owned subsidiary Primo Products, LLC (“Primo Products”) entered into an Asset Purchase Agreement with Omnifrio Beverage Company, LLC (“Omnifrio”). The Omnifrio Asset Purchase Agreement provides that, upon the terms and subject to the conditions therein, Primo Products will purchase certain of Omnifrio’s intellectual property and other assets (the “Omnifrio Single-Serve Beverage Business”) for a purchase price of up to $13,150, which consists of:

•	a cash payment at closing of $2,000;
•	the issuance at closing of 501 shares of the Company’s common stock having a value of $6,150 (based upon a price per share equal to the average of the closing price of the Company’s common stock for the 20 most recent trading days prior to the date of the Omnifrio Purchase Agreement);
•	a cash payment of $2,000 on the 15-month anniversary of the closing date (subject to the Company’s setoff rights in the Omnifrio Purchase Agreement);
•	up to $3,000 in cash milestone payments; and
•	the assumption of certain specified liabilities relating to the Omnifrio Single-Serve Beverage Business.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

17.	Selected Quarterly Financial Information (Unaudited)

The following tables set forth a summary of our quarterly financial information for each of the four quarters ended December 31, 2010 and 2009:

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2010	2010	2010	2010

Net sales	$8,829	$12,173	$10,899	$12,706
Operating costs and expenses:
Cost of sales	6,922	9,750	8,591	8,950
Selling, general and administrative expenses	2,733	2,802	3,263	3,823
Acquisition-related costs	—	278	29	2,184
Depreciation and amortization	995	1,015	1,103	1,646

Total operating costs and expenses	10,650	13,845	12,986	16,603

Loss from operations	(1,821)	(1,672)	(2,087)	(3,897)
Interest expense	(698)	(766)	(936)	(1,031)
Other income, net	(22)	22	33	(18)

Loss from continuing operations before income taxes	(2,541)	(2,416)	(2,990)	(4,946)
Provision for income taxes	—	—	—	—

Loss from continuing operations	(2,541)	(2,416)	(2,990)	(4,946)
Loss from discontinued operations, net of income taxes	—	—	—	—

Net loss	(2,541)	(2,416)	(2,990)	(4,946)
Preferred dividends, beneficial conversion and warrant modification charges	(582)	(582)	(2,896)	(5,771)

Net loss attributable to common shareholders	$(3,123)	$(2,998)	$(5,886)	$(10,717)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common shareholders	$(2.15)	$(2.06)	$(4.04)	$(0.96)
Loss from discontinued operations attributable to common shareholders	—	—	—	—

Net loss attributable to common shareholders	$(2.15)	$(2.06)	$(4.04)	$(0.96)

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009

Net sales	$9,567	$14,933	$14,595	$7,886
Operating costs and expenses:
Cost of sales	7,652	12,716	12,279	6,124
Selling, general and administrative expenses	2,605	2,436	2,365	2,516
Depreciation and amortization	1,034	1,044	1,063	1,064

Total operating costs and expenses	11,291	16,196	15,707	9,704

Loss from operations	(1,724)	(1,263)	(1,112)	(1,818)
Interest expense	(477)	(560)	(571)	(650)
Other income, net	—	—	—	1

Loss from continuing operations before income taxes	(2,201)	(1,823)	(1,683)	(2,467)

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009

Provision for income taxes	—	—	—	—

Loss from continuing operations	(2,201)	(1,823)	(1,683)	(2,467)
Loss from discontinued operations, net of income taxes	(486)	129	(380)	(2,913)

Net loss	(2,687)	(1,694)	(2,063)	(5,380)
Preferred dividends, beneficial conversion and warrant modification charges	(761)	(760)	(761)	(760)

Net loss attributable to common shareholders	$(3,448)	$(2,454)	$(2,824)	$(6,140)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common shareholders	$(2.04)	$(1.78)	$(1.68)	$(2.22)
Loss from discontinued operations attributable to common shareholders	(0.33)	0.09	(0.26)	(2.00)

Net loss attributable to common shareholders	$(2.37)	$(1.69)	$(1.94)	$(4.22)

PRIMO WATER CORPORATION

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands, except par value information)

March 31,
2011

Assets
Current assets:
Cash	$1,073
Accounts receivable, net	9,297
Inventories	5,006
Prepaid expenses and other current assets	1,827

Total current assets	17,203
Bottles, net	2,965
Property and equipment, net	37,490
Intangible assets, net	11,980
Goodwill	81,341
Other assets	1,149

Total assets	$152,128

Liabilities and stockholders equity
Current liabilities:
Accounts payable	$10,834
Accrued expenses and other current liabilities	4,514
Current portion of long-term debt, capital leases and notes payable	11

Total current liabilities	15,359
Long-term debt, capital leases and notes payable, net of current portion	20,613
Other long-term liabilities	938

Total liabilities	36,910
Commitments and contingencies
Stockholders’ equity
Common stock, $0.001 par value — 70,000 shares authorized, 19,362 shares issued and outstanding	19
Preferred stock, $0.001 par value — 65,000 shares authorized, no shares issued and outstanding	—
Additional paid-in capital	223,532
Common stock warrants	6,966
Accumulated deficit	(115,836)
Accumulated other comprehensive income	537

Total stockholders’ equity	115,218

Total liabilities and stockholders’ equity	$152,128

The accompanying notes are an integral part of these unaudited consolidated financial statements.

PRIMO WATER CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended March 31,
	2010	2011

Net sales	$8,829	$17,139
Operating costs and expenses:
Cost of sales	6,922	12,113
Selling, general and administrative expenses	2,733	4,059
Acquisition-related costs	—	703
Depreciation and amortization	995	1,901

Total operating costs and expenses	10,650	18,776

Loss from operations	(1,821)	(1,637)
Interest expense	(698)	(287)
Other expense, net	(22)	—

Loss from operations before income taxes	(2,541)	(1,924)
Provision for income taxes	—	(190)

Net loss	(2,541)	(2,114)
Preferred dividends	(582)	—

Net loss attributable to common shareholders	$(3,123)	$(2,114)

Basic and diluted loss per common share:
Net loss attributable to common shareholders	$(2.15)	$(0.11)

Basic and diluted weighted average common shares outstanding	1,453	19,115

The accompanying notes are an integral part of these unaudited consolidated financial statements.

PRIMO WATER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Three Months Ended March 31,
	2010	2011

Operating activities
Net loss	$(2,541)	$(2,114)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	995	1,901
Stock-based compensation expense	158	188
Non-cash interest expense	138	94
Deferred income tax expense	—	190
Bad debt expense	10	75
Other	22	294
Changes in operating assets and liabilities:
Accounts receivable	(1,155)	(2,096)
Inventories	(137)	(1,334)
Prepaid expenses and other assets	(68)	(295)
Accounts payable	1,009	5,657
Accrued expenses and other liabilities	(97)	(140)

Net cash (used in) provided by operating activities	(1,666)	2,420
Investing activities
Purchases of property and equipment	(216)	(2,239)
Purchases of bottles, net of disposals	(347)	(564)
Proceeds from the sale of property and equipment	—	18
Acquisition of business	—	(1,576)
Additions to and acquisitions of intangible assets	(8)	(108)

Net cash used in investing activities	(571)	(4,469)
Financing activities
Net borrowings from prior revolving line of credit	3,927	—
Borrowings under senior revolving credit facility	—	3,972
Payments under senior revolving credit facility	—	(1,302)
Notes payable and capital lease payments	(2)	(3)
Debt issuance costs	(46)	—
Net change in book overdraft	(64)	—
Prepaid equity issuance costs	(878)	—
Proceeds from exercise of stock options	47	—
Dividends paid	(225)	—

Net cash provided by financing activities	2,759	2,667
Net increase in cash	522	618
Cash, beginning of period	—	443
Effect of exchange rate changes on cash	—	12

Cash, end of period	$522	$1,073

The accompanying notes are an integral part of these unaudited consolidated financial statements.

PRIMO WATER CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

1.	Description of Business and Significant Accounting Policies

Business

Primo Water Corporation (together with its consolidated subsidiaries, “Primo”, “we”, “our”, the “Company”) is a rapidly growing provider of multi-gallon purified bottled water, self-serve filtered drinking water and water dispensers sold through major retailers in the United States and Canada.

Initial Public Offering and Acquisition

On November 10, 2010, the Company completed the initial public offering (“IPO”) of 8,333 shares of its common stock at a price of $12.00 per share. In addition on November 18, 2010, the Company issued an additional 1,250 shares upon the exercise of the over-allotment option by the underwriters of its IPO. The net proceeds of the IPO after deducting underwriting discounts and commissions were approximately $106,900.

On November 10, 2010, we acquired certain assets of Culligan Store Solutions, LLC and Culligan of Canada, Ltd. (the “Refill Business” or “Refill Acquisition”) pursuant to an Asset Purchase Agreement dated June 1, 2010 (the “Asset Purchase Agreement”). The total purchase price for the Refill Business was approximately $109,095 (including the working capital adjustment), which was paid with $74,474 in proceeds from the IPO and $34,621 from the issuance of approximately 2,588 common shares at an average price of $13.38 per share on November 10, 2010.

Unaudited Interim Financial Information

The accompanying interim consolidated financial statements have been prepared in accordance with our accounting practices described in our audited consolidated financial statements for the year ending December 31, 2010, and are unaudited. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2010. The accompanying interim consolidated financial statements are presented in accordance with the rules and regulations of the Securities and Exchange Commission and, accordingly, do not include all the disclosures required by generally accepted accounting principles in the United States (“GAAP”) with respect to annual financial statements. In management’s opinion, the interim consolidated financial statements include all adjustments, which consist only of normal recurring adjustments, necessary for a fair statement of the Company’s results of operations for the periods presented.

Revenue Recognition

Revenue is recognized for the sale of multi-gallon purified bottled water upon either the delivery of inventory to the retail store or the purchase by the consumer. Revenue is either recognized as an exchange transaction (where a discount is provided on the purchase of a multi-gallon bottle of purified water for the return of an empty multi-gallon bottle) or a non-exchange transaction. Revenues on exchange transactions are recognized net of the exchange discount. Self-serve filtered water revenue is recognized at the time the water is filtered which is measured by the water dispensing equipment meter.

Our water dispensers are sold primarily through a direct-import model, where we recognize revenue when title is transferred to our retail customers. We have no contractual obligation to accept returns of water dispensers nor do we guarantee water dispenser sales. However, we will at times accept returns or issue credits for water dispensers that have manufacturer defects or that were damaged in transit. Revenues of water dispensers are recognized net of an estimated allowance for returns using an average return rate based upon historical experience.

In addition, we offer certain incentives such as coupons and rebates that are netted against and reduce net sales in the consolidated statements of operations. With the purchase of certain of our water dispensers we include a coupon

PRIMO WATER CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

for a free multi-gallon bottle of water. No revenue is recognized with respect to the redemption of the coupon for a free three-and five-gallon bottle of water and the estimated cost of the three- and five-gallon bottle of water is included in cost of sales.

Goodwill and Intangible Assets

We classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company’s long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, primarily on a straight-line basis, over their useful lives.

We test intangible assets determined to have indefinite useful lives, including trademarks and goodwill, for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. Our Company performs these annual impairment reviews as of the first day of our fourth quarter. The goodwill impairment test consists of a two-step process, if necessary. The first step involves a comparison of the fair value of a reporting unit to its carrying value. The fair value is estimated based on a number of factors including operating results, business plans and future cash flows. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process is performed which compares the implied value of the reporting unit goodwill with the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. No impairment charge was considered necessary at March 31, 2011. For indefinite-lived intangible assets, other than goodwill, if the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess.

Fair Value Measurements

Effective January 1, 2008, we adopted Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company’s consolidated financial condition or results of operations.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also describes three levels of inputs that may be used to measure fair value:

•	Level 1 — quoted prices in active markets for identical assets and liabilities.

•	Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities.

•	Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of long-term debt, capital leases and notes payable approximates fair value.

PRIMO WATER CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Concentrations of Risk

Our principal financial instruments subject to potential concentration of credit risk are cash, trade receivables, accounts payable and accrued expenses. We invest our funds in a highly rated institution and believe the financial risks associated with cash are minimal. At March 31, 2011, approximately $640, of our cash on deposit exceeded the insured limits.

We perform ongoing credit evaluations of our customers’ financial condition and maintain allowances for doubtful accounts that we believe are sufficient to provide for losses that may be sustained on realization of accounts receivable. We had three customers that accounted for approximately 39%, 18% and 10% of net sales for the three months ending March 31, 2010. We had two customers that accounted for approximately 39% and 22% of net sales for the three months ending March 31, 2011. We had two customers that accounted for approximately 35% and 12% of total trade receivables at December 31, 2010 and two customers that accounted for approximately 34% and 12% of total trade receivables at March 31, 2011.

Basic and Diluted Net loss Per Share

Net loss per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted amounts per share include the dilutive impact, if any, of the Company’s outstanding potential common shares, such as options and warrants and convertible preferred stock. Potential common shares that are anti-dilutive are excluded from the calculation of diluted net loss per common share.

For the three months ended March 31, 2010 and 2011, stock options, unvested shares of restricted stock and warrants with respect to an aggregate of 1,029 and 355 shares, as well as 4,301 and 0 shares of convertible preferred stock, have been excluded from the computation of the number of shares used in the diluted earnings per share, respectively. These shares have been excluded because the Company incurred a net loss for each of these periods and their inclusion would be anti-dilutive.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-28 — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This update provides amendments to ASC Topic 350 — Intangibles, Goodwill and Other that requires an entity to perform Step 2 impairment test even if a reporting unit has zero or negative carrying amount. The first step is to identify potential impairments by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds the estimated fair value, a second step is performed to measure the amount of impairment, if any. The second step is to determine the implied fair value of the reporting unit’s goodwill, measured in the same manner as goodwill is recognized in a business combination, and compare that amount with the carrying amount of the goodwill. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. ASU No. 2010-28 is effective beginning January 1, 2011. As a result of this standard, goodwill impairments may be reported sooner than under current practice. We do not expect ASU No. 2010-28 to have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, which contains updated accounting guidance to clarify the acquisition date that should be used for reporting pro forma financial information when comparative financial statements are issued. This update requires that a company should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This update also requires disclosure of the nature and amount of material, nonrecurring pro forma adjustments. The provisions of this update, which are to be applied prospectively, are effective for business combinations for which the acquisition date is on or after the beginning

PRIMO WATER CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The impact of this update on the Company’s consolidated financial statements will depend on the size and nature of future business combinations.

2.	Acquisitions

Refill Business

On November 10, 2010, we acquired certain assets of the Refill Business pursuant to an Asset Purchase Agreement dated June 1, 2010. The Refill Business provided us with an established platform to expand into the self-serve filtered drinking water vending business (refill services). The refill services are complementary to our exchange services from both a product and operational perspective. The total purchase price for the Refill Business was approximately $109,095 (including the working capital adjustment), which was paid with $74,474 in proceeds from the IPO and $34,621 from the issuance of approximately 2,588 of our common shares valued at $13.38 per share. The Refill Acquisition has been accounted for as a business combination in accordance with the acquisition method.

Assets acquired and liabilities assumed in the business combination are recorded at fair value in accordance with ASC 805 based upon appraisals obtained from an unrelated third party valuation specialist. The purchase price exceeded the fair value of the net assets acquired resulting in goodwill of approximately $77,452. The identifiable intangible assets consist primarily of customer lists and will be amortized over 15 years. Operations of the acquired entity are included in the consolidated statement of operations from the acquisition date. Fees and expenses associated with the acquisition of the Refill Business were approximately $2,101.

The purchase price has been allocated to the assets and liabilities as follows:

Aggregate purchase price:
Cash consideration	$74,474
Common stock issued	34,621

Purchase price	$109,095

Purchase price allocation:
Net assets acquired
Net current assets	$3,728
Property and equipment	18,984
Identifiable intangible assets	10,300
Goodwill	77,452
Liabilities assumed	(1,369)

Aggregate purchase price	$109,095

The unaudited pro forma revenue and earnings presented below is based upon the purchase price allocation and does not reflect any anticipated operating efficiencies or cost savings from the integration of the Refill Business into our business. Pro forma adjustments have been made as if the acquisition had occurred as of January 1, 2010. The amounts have been calculated after applying the Company’s accounting policies and adjusting the results of the

PRIMO WATER CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Refill Business to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment and intangible assets had been as of January 1, 2010.

Three Months Ended
March 31, 2010

Net Sales	$14,938

Net loss from operations	$(530)

Basic and diluted loss per common share:
Net loss attributable to common shareholders	$(0.08)

Basic and diluted weighted average common shares outstanding	18,915

Canada Bulk Water Exchange Business

On March 8, 2011, we completed the acquisition of certain of Culligan Canada’s assets related to its bulk water exchange business (the “Canada Bulk Water Exchange Business”). The consideration given for the Canada Bulk Water Exchange Business was approximately $5,400, which consisted of a cash payment of approximately $1,600 and the issuance of 307 shares of our common stock, and the assumption of certain specified liabilities. The Canada Bulk Water Exchange Business provides refill and delivery of water in 18-liter containers to commercial retailers in Canada for resale to consumers. The acquisition of the Canada Bulk Water Exchange Business expands our existing exchange service offering and provides us with an immediate network of regional operators and major retailers in Canada with approximately 780 retail locations. The Canada Bulk Water Exchange Business has been accounted for as a business combination in accordance with the acquisition method. The Company has recorded provisional amounts for this business combination as of March 31, 2011. The Company expects to finalize the fair value assignments to assets acquired and liabilities assumed during the second quarter, which may result in changes to the provisional amounts reflected as of March 31, 2011.

Omnifrio Single-Serve Beverage Business

On April 11, 2011, we completed the acquisition of certain intellectual property and other assets (the “Omnifrio Single-Serve Beverage Business”) from Omnifrio Beverage Company, LLC (“Omnifrio”) for total consideration of up to approximately $13,150, consisting of: (i) a cash payment at closing of $2,000; (ii) the issuance at closing of 501 shares of the Company’s common stock; (iii) a cash payment of $2,000 on the 15-month anniversary of the closing date (subject to the Company’s setoff rights in the asset purchase agreement); (iv) up to $3,000 in cash milestone payments; and (v) the assumption of certain specified liabilities relating to the Omnifrio Single-Serve Beverage Business. The Omnifrio Single-Serve Beverage Business will be accounted for as a business combination in accordance with the acquisition method.

The Omnifrio Single-Serve Beverage Business primarily consists of technology related to single-serve cold carbonated beverage appliances and consumable flavor cups, or “S-cups”, and CO2 cylinders used with the appliances to make a variety of cold beverages. The acquisition of the Omnifrio Single-Serve Beverage Business serves as an entry point into the U.S. market for carbonated beverages and the rapidly growing self-carbonating appliance and single-serve beverage segments.

PRIMO WATER CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

3.	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill as summarized as follows:

Balance at December 31, 2010	$77,415
Acquisition of Canada Bulk Water Exchange Business	3,515
Effect of foreign currency translation	341
Other	70

Balance at March 31, 2011	$81,341

4.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities are summarized as follows:

March 31,
2011

Accrued payroll and related items	$695
Accrued severance	240
Accrued professional and other expenses	1,093
Accrued interest	3
Accrued sales tax payable	95
Customer bottle deposits	640
Accrued receipts not invoiced	1,513
Other	235

$4,514

5.	Long-Term Debt, Capital Leases and Notes Payable

Long-term debt, capital leases and notes payable are summarized as follows:

March 31,
2011

Senior revolving credit facility	$20,582
Notes payable and capital leases	42

20,624
Less current portion	(11)

Long-term debt, notes payable and capital leases, net of current portion	$20,613

We entered into a $40,000 senior revolving credit facility in November 2010 that was amended in April 2011, with Wells Fargo Bank, National Association, Bank of America, N.A. and Branch Banking & Trust Company (“Senior Revolving Credit Facility”) that replaced our previous loan agreement. The Senior Revolving Credit Facility has a three-year term and is secured by substantially all of the assets of the Company.

Interest on the outstanding borrowings under the Senior Revolving Credit Facility is payable at our option at either a floating base rate plus an interest rate spread or a floating rate of LIBOR plus an interest rate spread. Both the interest rate spreads and the commitment fee rate are determined from a pricing grid based on our total leverage ratio. The Senior Revolving Credit Facility also provides for letters of credit issued to our vendors, which reduce the

PRIMO WATER CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

amount available for cash borrowings. We are required to pay a commitment fee on the unused amounts of the commitments under the Senior Revolving Credit Facility. At March 31, 2011, the base rate and floating LIBOR borrowings outstanding were $5,582 and $15,000, respectively, at interest rates of 5.25% and 3.27%, respectively. At March 31, 2011, there were no outstanding letters of credit under the Senior Revolving Credit Facility. The availability under the Senior Revolving Credit Facility was approximately $7,200, based upon the maximum leverage ratio allowed at March 31, 2011.

The Senior Revolving Credit Facility contains various restrictive covenants and the following financial covenants: (i) a maximum total leverage ratio that for the quarter ended March 31, 2011 is set at 3.25 to 1.0 and steps up to 3.5 to 1.0 for the period beginning April 1, 2011 and ending June 30, 2011, steps down to 2.75 to 1.0 for the period beginning July 1, 2011 and ending September 30, 2011 and further steps down to 2.5 to 1.0 for the period beginning October 1, 2011 and continuing until the termination of the Senior Revolving Credit Facility; (ii) a minimum EBITDA threshold that is currently set at $7,500 and increases to $9,000 for the twelve-month period ended June 30, 2011; (iii) a minimum interest coverage ratio of 3.0 to 1.0 beginning with the quarter ended September 30, 2011; and (iv) a maximum amount of capital expenditures of $25,000 for the year ending December 31, 2011. At March 31, 2011, the Company is in compliance with all the terms and conditions of the Senior Revolving Credit Facility.

6.	Stock-Based Compensation

2004 Stock Plan

In 2004, our Board of Directors adopted the Primo Water Corporation 2004 Stock Plan (the “2004 Plan”) for employees, including officers, non-employee directors and non-employee consultants. The Plan provides for the issue of incentive or nonqualified stock options and restricted common stock. The Company has reserved 431 shares of common stock for issuance under the Plan. The Company does not intend to issue any additional awards under the 2004 Plan; however, all outstanding awards will remain in effect and will continue to be governed by their existing terms.

2010 Omnibus Long-Term Incentive Plan

In April 2010, our stockholders approved the 2010 Omnibus Long-Term Incentive Plan (the “2010 Plan”). The 2010 Plan is limited to employees, officers, non-employee directors, consultants and advisors. The 2010 Plan provides for the issuance of incentive or nonqualified stock options, restricted stock, stock appreciation rights, restricted stock units, cash- or stock-based performance awards and other stock-based awards. The Company has reserved 719 shares of common stock for issuance under the 2010 Plan.

Stock Option Activity

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The weighted-average fair value per share of the options granted during the three months ended March 31, 2011 was $5.98. The following assumptions were used in arriving at the fair value of options granted during the three months ended March 31, 2011:

Expected life of options in years	6.0
Risk-free interest rate	2.5%
Expected volatility	48.0%
Dividend yield	0.0%

For the three months ended March 31, 2010 compensation expense related to stock options was approximately $118 and is included in selling, general and administrative expenses. For the three months ended March 31, 2011,

PRIMO WATER CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

compensation expense related to stock options was approximately $2, which is included in selling, general and administrative expenses. A summary of awards under the 2004 Plan and 2010 Plan at March 31, 2011, and changes during the three months then ended is presented in the table below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Price per	Contractual	Intrinsic
	Shares	Share	Life (Years)	Value

Outstanding at December 31, 2010	304	$13.14
Granted	162	12.33
Exercised	—	—
Forfeited	—	—

Outstanding at March 31, 2011	466	12.86	6.90	$253

Exercisable at March 31, 2011	304	$13.14	5.62	$253

There were no options exercised during the three months ended March 31, 2011. As of March 31, 2011, there was approximately $746 of total unrecognized compensation cost related to non-vested stock-based compensation grants. This unrecognized compensation is expected to be recognized over a weighted-average period of approximately 3.0 years.

Restricted Stock Award Activity

During the three months ended March 31, 2010 and 2011, we awarded 105 shares of restricted stock awards, and 81 restricted stock units, respectively, which generally cliff-vest annually over a three-year period. During the three months ended March 31, 2010 and 2011, we recognized compensation expense of $40 and $186, related to these awards, which is included in selling, general, and administrative expenses. A summary of the restricted stock activity for the three months then ended March 31, 2011, is as follows:

		Weighed Average
	Number of	Grant Date
	Shares	Fair Value

Unvested at December 31, 2010	116	$12.75
Granted	81	12.33
Vested	(47)	12.62
Forfeited	—	—

Unvested at March 31, 2011	150	$12.56

As of March 31, 2011, there was approximately $1,474 of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested restricted stock awards. That cost is expected to be recognized over a weighted average period of 2.5 years.

Employee Stock Purchase Plan

In April 2010, our stockholders approved the 2010 Employee Stock Purchase Plan (the “2010 ESPP”) which was effective upon the consummation of the Company’s initial public offering. The 2010 ESPP provides for the purchase of common stock and is generally available to all employees. The Company has reserved 24 shares of common stock for issuance under the 2010 ESPP.

PRIMO WATER CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

7.	Commitments and Contingencies

In the normal course of business the Company may be involved in various claims and legal actions. Management believes that the outcome of such legal actions will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

8.	Income Taxes

The Company has incurred operating losses since inception. For the three months ended March 31, 2011, there is a $190 income tax provision resulting from recognition of a deferred tax liability related to tax deductible goodwill. There was no income tax provision (benefit) for prior periods.

Section 382 of the U.S. Internal Revenue Code imposes an annual limitation on the amount of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. The Company believes that an annual limit will be imposed by Section 382, however the Company expects to fully utilize its net operating loss carryforwards during their respective carryforward periods.

9.	Segments

At March 31, 2011, we had two operating segments and two reportable segments: Primo Water (“Water”) and Primo Products (“Products”). The Water segment includes our historical business of bottled water exchange services (“Exchange”), the Refill Business (“Refill”) acquired in November 2010, the Canada Bulk Water Exchange Business (“Canada Exchange”) acquired in March 2011 and the operations of a unit that previously was an operating segment, but did not meet quantitative threshold for reporting purposes. Historically, we have disclosed Exchange, Refill and Products as reportable segments. However in 2011, we have begun to integrate the Exchange and Refill operations to take advantage of synergies and to eliminate duplicate operations and costs. In integrating the businesses we have changed our internal management and reporting structure such that Exchange and Refill no longer meet the requirements of operating segments on a stand-alone basis. The recently acquired Canada Exchange business will be reported within the Water segment.

Our Water segment sales consist of the sale of multi-gallon purified bottled water (exchange services) and our self-serve filtered drinking water vending service (refill services) through retailers in each of the contiguous United States and Canada. Our Water services are offered through point of purchase display racks or self-serve filtered water vending displays and recycling centers that are prominently located at major retailers in space that is often underutilized. As of March 31, 2011, we offered our Water services at approximately 14,600 locations.

Our Products segment sells water dispensers that are designed to dispense Primo and other dispenser-compatible bottled water. Our Products sales are primarily generated through major U.S. retailers. Our water dispensers are sold primarily through a direct-import model, where we recognize revenues for the sale of the water dispensers when title is transferred to our retailer customers. We support retail sell-through with domestic inventory. We design, market and arrange for certification and inspection of our products.

We evaluate the financial results of these segments focusing primarily on segment net sales and segment income (loss) from operations before depreciation and amortization (“segment income (loss) from operations”). We utilize segment net sales and segment income (loss) from operations because we believe they provide useful information for effectively allocating our resources between business segments, evaluating the health of our business segments based on metrics that management can actively influence and gauging our investments and our ability to service, incur or pay down debt.

Cost of sales for Water consists of costs for bottling and related packaging materials and distribution costs for our bottled water for our exchange services and servicing and material costs for our refill services. Cost of sales for Products consists of contract manufacturing, freight, duties and warehousing costs of our water dispensers.

PRIMO WATER CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Selling, general and administrative expenses for all segments consist primarily of personnel costs for sales, marketing, operations support and customer service, as well as other supporting costs for operating each segment.

Expenses not specifically related to operating segments are shown separately as Corporate. Corporate expenses are comprised mainly of compensation and other related expenses for corporate support, information systems, and human resources and administration. Corporate expenses also include certain professional fees and expenses and compensation of our Board of Directors.

The following table presents segment information for the three months ended March 31:

	2010	2011

Segment net sales
Water	$5,920	$13,146
Products	2,909	3,993

Total net revenues	$8,829	$17,139

Segment income (loss) from operations
Water	$792	$3,194
Products	(61)	(430)
Corporate	(1,557)	(2,500)
Depreciation and amortization	(995)	(1,901)

Loss from operations	$(1,821)	$(1,637)

Depreciation and amortization expense:
Water	$854	$1,703
Products	34	93
Corporate	107	105

	$995	$1,901

Capital expenditures:
Water	$467	2,698
Products	—	93
Corporate	96	12

	$563	$2,803

Identifiable assets:
Water		$142,618
Products		7,107
Corporate		2,403

		$152,128

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Culligan Holding S.àr.l
Culligan International Company
Culligan of Canada, Ltd.:

We have audited the accompanying combined balance sheets of the Culligan Store Solutions Group (the Group) a business of Culligan Holding S.àr.l as of December 31, 2009 and 2008, and the related combined statements of operations, parent equity and comprehensive income, and cash flows for the years then ended. These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Culligan Store Solutions Group as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chicago, Illinois
June 4, 2010

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED BALANCE SHEETS
December 31, 2009 and 2008
(in thousands)

	2009	2008

Assets
Current assets:
Accounts receivable, net	$2,885	2,627
Inventory	306	306
Service parts	456	478
Prepaid expenses and other current assets	251	234
Deferred income taxes	325	315

Total current assets	4,223	3,960

Property and equipment, net	8,202	7,932
Other assets:
Goodwill	21,900	21,900
Other intangibles, net	1,795	2,135
Deferred income taxes	703	740
Intercompany receivable from Parent, net	21,558	16,561

Total other assets	45,956	41,336

Total assets	$58,381	53,228

Liabilities and Parent Equity
Current liabilities:
Trade payables	$1,224	1,140
Accrued liabilities	1,030	940
Total current liabilities	2,254	2,080

Long-term liabilities:
Deferred income taxes	1,759	1,636

Total liabilities	4,013	3,716
Parent equity	54,638	49,512

Total liabilities and Parent equity	$58,381	53,228

See accompanying notes to combined financial statements

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED STATEMENTS OF OPERATIONS
Years ended December 31, 2009 and 2008
(in thousands)

	2009	2008

Net Sales	$26,017	25,746
Operating costs and expenses:
Cost of sales	13,643	13,635
Selling, general, and administrative expenses	2,877	3,270
Depreciation and amortization	2,488	3,872

Total operating costs and expenses	19,008	20,777
Income before income taxes	7,009	4,969
Income tax expense	2,665	1,837

Net Income	$4,344	3,132

See accompanying notes to combined financial statements

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED STATEMENTS OF PARENT EQUITY AND COMPREHENSIVE INCOME
Years ended December 31, 2009 and 2008
(in thousands)

	Parent	Comprehensive
	Equity	Income

Balance December 31, 2007	$47,225
Net income	3,132	$3,132
Foreign currency translation adjustments	(845)	(845)

Comprehensive income		$2,287

Balance December 31, 2008	49,512
Net income	4,344	$4,344
Foreign currency translation adjustments	512	512

Comprehensive income		$4,856

Balance December 31, 2009	$54,368

See accompanying notes to combined financial statements

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008
(in thousands)

	2009	2008

Cash flows from operating activities:
Net income	$4,344	3,132
Adjustments to reconcile net income to net cash provided by operating activities, excluding the effects of acquisitions and divestitures:
Provision for doubtful accounts	(27)	(3)
Depreciation and amortization	2,488	3,872
Deferred income taxes	244	(248)
Changes in operating assets and liabilities:
Accounts receivable	(184)	130
Inventories	4	8
Service parts	22	126
Prepaid expenses and other current assets	(13)	16
Trade payables	71	172
Accrued liabilities	68	7

Net cash provided by operating activities	7,017	7,212

Cash flows from investing activity:
Purchase of property and equipment	(2,101)	(2,405)

Net cash used in investing activity	(2,101)	(2,405)

Cash flows from financing activity:
Transactions with Parent, net	(4,916)	(4,807)

Net cash used in financing activity	(4,916)	(4,807)

Net decrease in cash	—	—

Cash at beginning of year	—	—
Cash at end of year	$—	—

See accompanying notes to combined financial statements

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(amounts in thousands)

1.	The Group and a Summary of Significant Accounting Policies

(a)	Business

Culligan Store Solutions Group (the Group) is primarily engaged in the business of providing (a) vended water machines, owned by the Group, to filter and dispense drinking water to consumers at retail locations, (b) water treatment equipment, owned by the Group, to filter water for the retailer’s use within their store locations, and (c) empty one-, three-, and five-gallon refillable water bottles to the retailer for their sale to consumers to carry the dispensed filtered water. The machines and water treatment equipment are owned by the Group and placed at retail locations for the purpose of providing the filtration of water. At December 31, 2009, the Group had vended water machines at approximately 4,500 retail locations.

The Group is owned by Culligan Store Solutions, LLC (CSS), which is owned by Culligan International Company (CIC), and by Culligan of Canada Ltd. (Culligan of Canada), all of which are wholly owned indirect subsidiaries of Culligan Holding S.àr.l (Culligan Holding) (collectively referred to herein, as the Parent).

(b)	Principles of Combination and Basis of Presentation

These combined financial statements include the accounts and results of the Group. During the periods presented, the Group’s operations were components of the Parent. The financial statements have been carved out from the books and records of the Parent and have been prepared by management using the results of operations and basis of assets of the Group. The statements of operations include all items of revenue and income generated by the Group, all items of expense directly incurred by it, and expenses charged or allocated to it by the Parent. The accompanying combined financial statements do not reflect any allocation of general corporate debt or interest expense incurred by the Parent in financing its activities as it is not specifically identifiable to the Group.

(c)	Segment Information

The Group operates in a single business segment providing filtration of drinking water to consumers through self-service vending machines, along with empty bottles sold to retailers for resale and filtration systems for in-store use in retail stores.

(d)	Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to: the recoverability of accounts receivable, useful lives of property and equipment, valuation of goodwill, intangible assets, deferred tax assets, fixed assets and repair parts, and the ability to estimate accrued revenues.

(e)	Revenue Recognition

Water dispensing machines placed at the retailers are used by retail customers on a self-serve basis. Water treatment equipment is placed at retailer’s location for the retailer to filter water used in its store. Revenue is earned at the time the water is filtered which is measured by the machine or equipment meter. At December 31, 2009, the Group had approximately 4,500 vending machines, making the reading of each machine meter at the end of each reporting period impractical. Consequently, the Group estimates the revenue from the last time each machine meter was read until the end of the reporting period, based on the most current average daily volume of filtered water of

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

each machine. For the years ended December 31, 2009 and 2008, the Group recorded approximately $1,051 and $1,050, respectively, of such estimated revenues, which for both year-ends represents an average of approximately 22 days of use per machine.

The Group recognizes revenue when empty bottles are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and other transportation costs charged to buyers are recorded in cost of sales.

(f)	Accounts Receivable

Accounts receivable consist principally of amounts due from retailers located in the United States and Canada. Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Group’s customers’ financial condition, the amount of receivables in dispute, current receivables aging, and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(g)	Inventory

Inventories consist primarily of finished goods, which are empty bottles for sale and are valued at the lower of cost or realizable value, with cost determined using the first-in, first-out (FIFO) method. Miscellaneous selling supplies such as labels are expensed when incurred.

(h)	Income Taxes

CSS is a single member limited liability company and wholly owned by CIC, a Delaware Corporation. For U.S. federal income tax purposes, CSS is treated as a division of CIC, which files a consolidated federal income tax return. CIC pays all federal and state income taxes for CSS and the payments have been reflected as intercompany transactions within Parent equity. Culligan of Canada, which includes the Group’s business in Canada, files individual Canadian income tax returns. For purposes of the combined financial statements presented herein, the Group provided for income taxes as if they were separate filing taxable entities.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Beginning with the adoption of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, included in FASB Accounting Standards Codification (ASC) Subtopic 740-10, Income Taxes Overall, as of January 1, 2009, the Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

Interpretation No. 48, the Group recognized the effect of income tax positions only if such positions were probable of being sustained.

(i)	Foreign Currency Translation

The Group’s operations are in the U.S. and Canada. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars at the current rate of exchange existing at period-end. Revenues, expenses, gains, and losses are translated at average monthly exchange rates. Translation adjustments are included in the combined statements of Parent company equity and comprehensive income and cash flows.

(j)	Service Parts

Service parts consist primarily of operating components used to maintain vending machines. Service parts are stated at the lower of cost or market with cost determined using the FIFO method.

(k)	Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Machinery and equipment	2 — 6 years
Vending machines	2 — 10 years
Furniture and fixtures	2 — 6 years
Vehicles	2 — 6 years
Information technology	2 — 6 years

Depreciation expense totaled $2,114 and $3,495 for the years ended December 31, 2009 and 2008, respectively.

The Group incurs maintenance costs on its major equipment. Maintenance, repair and minor refurbishment costs are charged to expense as incurred, while additions, renewals, and improvements are capitalized. Upon the sale or retirement of an asset, the related cost and accumulated depreciation are removed from the accounts.

(l)	Goodwill and Other Intangible Assets

The Group is a component of a larger reporting unit at the Parent level. Goodwill reflected in these financial statements represents an allocation of the goodwill, recorded by Culligan Holding. The relative fair value approach was used as the basis for the allocation and measured based on the relative fair value of the Group and the portion of the reporting unit to be retained. This allocated amount has been reflected retroactively back to December 31, 2008. Goodwill is not amortized but is instead tested for impairment at the reporting unit level at least annually in accordance with Accounting Standards Codification (ASC) Topic 350, Intangibles — Goodwill and Other (ASC 350). Culligan Holding completed its annual goodwill impairment tests as of December 31, 2009 and 2008 and determined that goodwill was not impaired during these years.

(m)	Impairment of Long-Lived Assets

The Group reviews whether events or circumstances of any long-lived assets have occurred that indicate the remaining estimated useful lives of those assets may warrant revision or that the carrying value of those assets may not be recoverable. If events or circumstances indicate that the long-lived assets should be reviewed for possible impairment, the Group uses financial projections to assess whether future cash flows on a nondiscounted basis related to the tested assets are likely to exceed the recorded carrying amount of those assets, to determine whether a

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

write-down is appropriate. Should an impairment be identified, a loss would be recorded to the extent that the carrying value of the impaired assets exceeds their fair value as determined by valuation techniques appropriate in the circumstance, which could include the use of similar projections on a discounted basis. No such events or circumstances were identified during the years ended December 31, 2009 and 2008.

(n)	Fair Value of Financial Instruments

Financial instruments consist primarily of accounts receivable, accounts payable, and accrued liabilities. The carrying amounts of such instruments are considered to be representative of their respective fair values due to the short-term maturity of the instruments.

(o)	Concentrations of Risk

One customer accounted for approximately 65% and 63% of the Group’s revenues in 2009 and 2008 and approximately 57% and 59% of accounts receivable as of December 31, 2009 and 2008, respectively. There is no significant supplier, product line, credit, geographic, or other concentrations that could expose the Group to adverse near term severe financial impacts.

(p)	Advertising

Advertising costs are expensed as incurred. Advertising costs were $52 and $42 for the years ended December 31, 2009 and 2008, respectively. Advertising expenses are presented as part of selling, general, and administrative expenses in the accompanying combined statements of operations.

(q)	Insurance

The Group participates in insurance programs sponsored by the Parent. The Group retains the risk for U.S. claims arising for general liability (up to $250), automobile (up to $100), and workers’ compensation (up to $500). Coverage for individual claims in excess of these limits is covered by policies purchased from insurance providers by the Parent. There were no claims in excess of the retained risk for 2009 and 2008. The cost of medical insurance for U.S. employees and insurance policies for general liability, automobile, and workers’ compensation is allocated to the Group based upon premium computations.

(r)	Stock-Based Compensation

The Group does not have any stock compensation plans. One employee of the Group participates in a stock incentive plan and special bonus plan sponsored by Culligan Ltd. (the ultimate owner of Culligan Holding). The total compensation cost of both plans was $9 and $35 in 2009 and 2008, respectively, and has been reflected in selling, general, and administrative expenses.

(s) Recently Adopted Accounting Standards

The following are summaries of accounting pronouncements that were either recently adopted or may become applicable to the Group’s combined financial statements. It should be noted, effective with the quarter ended September 30, 2009, the Group adopted Financial Accounting Standards Board (FASB) ASC Topic 105, Generally Accepted Accounting Principles (ASC 105). ASC 105 establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. Generally Accepted Accounting Principles (GAAP) recognized by the FASB to be applied to nongovernmental entities and it is not intended to change or alter previously existing U.S. GAAP titles and references to accounting standards that have been updated to reflect ASC references, where applicable.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

In February 2008, the FASB issued updated guidance related to fair value measurements, which is included in the Codification in ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), which among other things, partially deferred the effective date of ASC 820 to fiscal years beginning after November 15, 2008 for certain nonfinancial assets and nonfinancial liabilities. In 2008, the Group adopted the provisions of ASC 820 with respect to financial assets and liabilities. The application of the provisions of ASC 820 related to nonfinancial assets and liabilities, effective January 1, 2009, did not have a material impact on the Group’s combined financial statements for the year ended December 31, 2009.

In December 2007, the FASB issued revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets, liabilities assumed, noncontrolling interest, and goodwill acquired in a business combination. This guidance is included in ASC Topic 805, Business Combinations (ASC 805), and ASC 810, Consolidations (ASC 810). ASC 805 and 810 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be recorded as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. ASC 805 will be applied to business combinations occurring after the effective date. ASC 810 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Group’s subsidiaries are wholly owned, so the adoption of ASC 810 is not expected to impact its financial position and results of operations. The Group is currently evaluating the impact of adopting ASC 805 on its financial position and results of operations.

(t)	Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 605-25, Revenue Recognition — Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third-party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group expects that the adoption of ASU 2009-13 will not have a material impact on its combined financial statements.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

2.	Accounts Receivable

The following table details the changes in the allowance for doubtful accounts for 2009 and 2008:

	Balance			Balance
	Beginning			End of
	of Year	Credits	Deductions	Year

December 31, 2008	$223	(3)	(17)	203

December 31, 2009	$203	(27)	(2)	174

3.	Property and Equipment

Property and equipment at December 31, 2009 and 2008 consist of the following:

	2009	2008

Machinery and equipment	$60	52
Vending machines	24,111	21,581
Furniture and fixtures	4	4
Vehicles	10	10
Information technology	343	343

Total	24,528	21,990
Less accumulated depreciation and amortization	(16,326)	(14,058)
	$8,202	7,932

4.	Goodwill and Other Intangible Assets

The net carrying amount of goodwill and other intangible assets for the years ended December 31, 2009 and 2008 are as follows:

		Other
	Goodwill	Intangibles, Net	Total

Balance, December 31, 2007	$21,900	2,569	24,469
Acquired during the year	—	—	—
Amortization	—	(377)	(377)
Cumulative translation adjustment	—	(57)	(57)

Balance, December 31, 2008	21,900	2,135	24,035
Acquired during the year	—	—	—
Amortization	—	(374)	(374)
Cumulative translation adjustment	—	34	34

Balance, December 31, 2009	$21,900	1,795	23,695

The net carrying amount of other intangibles at December 31, 2009 and 2008 is comprised of:

		Other
	Goodwill	Intangibles, Net	Total

Customer relationships	10 years	$1,795	2,135

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

On September 30, 2004, Culligan Holding acquired CIC, Culligan of Canada and their then affiliates in a transaction accounted for under the purchase method of accounting. The goodwill and customer relationship intangible assets recorded herein arose from this acquisition. Goodwill was allocated to the Group based on the relative fair value of the Group and the portion of the reporting unit to be retained. The customer relationship intangible assets that arose from the September 30, 2004 acquisition were specifically identified to the Group.

None of the Parent’s trademarks are used exclusively in the Group’s business. At December 31, 2009 and 2008, the gross carrying value of the customer relationships was $3,779 and $3,714, respectively, and the accumulated amortization was $1,984 and $1,579, respectively. Estimated amortization expense, for customer relationships, is $374, $374, $374, $374, and $299 in each of the next five years, respectively, and $0 in 2015 and beyond.

5.	Accrued Liabilities

Accrued liabilities at December 31, 2009 and 2008 consist of the following:

	2009	2008

Compensation and benefits	$358	362
Rebates	259	173
Dealer service fees	185	184
Other taxes	90	133
Insurance	73	53
Other	65	35

Total	$1,030	940

6.	Income Taxes

The components of income before income taxes for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008

U.S.	$6,861	4,604
Canada	148	365

Total	$7,009	4,969

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

Income tax expense (benefit) consists of the following:

	Current	Deferred	Total

Year ended December 31, 2009:
U.S. federal	$2,175	111	2,286
State and local	329	5	334
Canada	(83)	128	45

	$2,421	244	2,665

Year ended December 31, 2008:
U.S. federal	$1,810	(300)	1,510
State and local	289	(36)	253
Canada	(14)	88	74

	$2,085	(248)	1,837

Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as a result of the following:

	2009	2008

Computed “expected” tax expense	$2,453	1,739
Increase (decrease) in income taxes resulting from:
Non-U.S. rate differential	(7)	(54)
State and local income taxes, net of federal income tax benefit	224	159
Other	(5)	(7)

	$2665	1,837

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on this review, a valuation allowance on the deferred tax assets has not been recorded as there was no significant negative evidence that such an allowance was required in the

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

foreseeable future. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

	2009	2008

Deferred income tax assets attributable to:
Accounts receivable, principally due to allowance for doubtful accounts	$64	77
Inventories, principally due to reserves and additional costs inventoried for tax purposes	61	51
Property and equipment, principally due to differences in depreciation	703	740
Accrued expenses	326	314

Total gross deferred tax assets	1,154	1,182

Deferred income tax liabilities attributable to:
Property and equipment, principally due to differences in depreciation	1,110	869
Intangibles	775	894

Total gross deferred tax liabilities	1,885	1,763

Net deferred tax liabilities	$(731)	(581)

Deferred tax assets and liabilities are presented as follows in the balance sheets:

	2009	2008

Current assets	$325	315
Noncurrent assets	703	740
Noncurrent liabilities	(1,759)	(1,636)

Net deferred tax liabilities	$(731)	(581)

7.	Related-Party Transactions

(a)	Cash Management

The Group participates in the cash management systems of the Parent. All cash funding requirements have been met by CIC and all cash received by the Group has either been transferred to CIC (in the United States) or retained by Culligan of Canada (in Canada). All of the Group disbursements are paid through CIC or Culligan of Canada on the Group’s behalf. The Group’s transactions with the Parent reflected on the combined statements of cash flows consist principally of the intercompany receivable from the Parent, net on the accompanying balance sheets.

(b)	Expenses Charged by the Parent

The combined statements of operations for the Group include all direct costs of the Group, as well as certain corporate costs directly identified with the Group and allocated to the Group by the Parent. Charges for stop-loss premiums for general liability, automobile, and workers’ compensation insurance are allocated to the Group based upon historical experience. Costs for employee health and dental insurance are based on a predetermined rate, which combines premiums and claims. Expenses allocated by CIC for the years ended December 31, 2009 and 2008 were $654 and $540, respectively, and are reflected in selling, general and administrative expenses in the accompanying statements of operations. In the opinion of management, the costs allocated have been determined on a basis that is believed to be reasonable for a group of businesses operating within the structure of a larger parent

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

company. However, the costs allocated are not necessarily indicative of the level of expenses that might have been incurred by the Group operating as a stand-alone entity. The Parent has not allocated interest expense to the Group.

The Group’s Canadian operations use the services of Culligan of Canada to provide certain administrative functions, such as general accounting, credit and collection, billing, and information technology. These allocated costs are billed to the Group based upon the level of services provided to the Group. Expenses allocated by Culligan of Canada to the Group for the years ended December 31, 2009 and 2008 were $258 and $301, respectively, and are reflected in selling, general and administrative expenses in the accompanying statements of operations.

(c)	Services Provided to the Group

The Group uses the services of company owned dealer divisions (COD) of CIC and Culligan of Canada and other third-party providers to install and service its vending machines and equipment at customer locations. The amounts paid to COD for these services are at the same rate as that paid to third-party providers. Services provided by COD for installation, maintenance, and other services for the years ended December 31, 2009 and 2008 were $1,188 and $1,266, respectively, and are included in cost of sales in the accompanying statements of operations.

The Group uses the services of CIC and Culligan of Canada franchisees to install and service its vending machines and equipment at customer locations. The amounts paid to franchisees for these services are at the same rate as that paid to company owned dealers. Services provided by the franchisees for installation and maintenance services for the years ended December 31, 2009 and 2008 were $3,225 and $3,195, respectively, and are included in cost of sales in the accompanying statements of operations.

(d)	Purchases from the Parent

The Group purchases equipment and service parts from CIC. Purchases from CIC for the years ended December 31, 2009 and 2008 were $167 and $413, respectively.

(e)	Culligan Trademark

The Group uses the Culligan brand name, which is owned by CIC. CIC does not charge the Group for the use of the brand name. Accordingly, there are no expenses related to the use of this trademark in the accompanying statements of operations.

8.	Benefit Plans

Substantially all U.S.-based employees are eligible to participate in the Culligan Retirement Savings Plan (the Plan) sponsored by CIC. The Plan is a qualified defined contribution plan, under Internal Revenue Code Section 401(k). Contributions to the Plan during the years ended December 31, 2009 and 2008 were $9 and $35, respectively. CIC temporarily suspended matching contributions in April 2009, due to economic conditions.

9.	Commitments and Contingencies

(a)	Commitments

The Group leases certain facilities and equipment under various noncancelable long-term and month-to-month leases. These leases typically include renewal options and escalation clauses, and are accounted for as operating leases. Rent expense for the years ended December 31, 2009 and 2008 aggregated was $151 and $157, respectively.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

Future minimum rental payments under noncancelable leases at December 31, 2009 are as follows:

Operating
Leases

2010	$138
2011	109
2012	111
2013	113
2014	96
Thereafter	—

$567

(b)	Contingencies

The Group encounters various claims and litigation actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group’s combined financial position, results of operations, or liquidity.

10.	Parent Equity

Parent equity at December 31, 2009 and 2008 consists of the following:

	2009	2008

Contributed capital	$36,104	36,104
Combined accumulated earnings	16,702	12,358
Cumulative currency translation adjustment	1,562	1,050
Total	$54,368	49,512

11.	Subsequent Event

On June 1, 2010, CSS, CIC and Culligan of Canada entered into an agreement to sell the assets of the Group to Primo Water Corporation (Primo). The purchase price is $105 million, consisting of a cash payment of $60 million and shares of Primo common stock with a value of $45 million, subject to certain working capital adjustments. The cash portion of the purchase price will be increased and the value of the shares of Primo common stock will be decreased by an amount equal to the net cash proceeds Primo receives from any exercise of the underwriters’ over-allotment option in connection with Primo’s initial public offering (the IPO). The closing of the transaction is subject to meeting certain conditions, which include Primo’s successful completion of the IPO.

The Group has performed an evaluation of events that have occurred subsequent to December 31, 2009 and as of June 4, 2010. There have been no subsequent events that occurred during such period, other than disclosed in the paragraph above, that would require disclosure or recognition in the combined financial statements as of or for the year ended December 31, 2009.

ZERO WASTE BOTTLES

6,000,000 Shares
Common Stock

PROSPECTUS
          , 2011

Stifel Nicolaus Weisel
BB&T Capital Markets
Janney Montgomery Scott
Signal Hill

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses Of Issuance And Distribution

The following table sets forth all costs and expenses that we expect to incur in connection with the offer and sale of the securities being registered. We have agreed, subject to certain exceptions, to bear substantially all expenses (other than underwriting discounts, selling commissions, transfer taxes and fees and expenses of counsel to the selling stockholders) in connection with the registration and sale of the securities covered by this registration statement. All amounts shown are estimates except the SEC registration fee.

Item	Amount

SEC registration fee	$12,786
Legal fees and expenses	225,000
Accounting fees and expenses	150,000
Printing expenses	100,000
Miscellaneous	10,000

Total	$497,786

Item 14.	Indemnification Of Directors And Officers

We are a corporation organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. Our amended and restated bylaws provide that we will indemnify and advance expenses to our directors and officers (and may choose to indemnify and advance expenses to other employees and other agents) to the fullest extent permitted by law; provided, however, that if we enter into an indemnification agreement with such directors or officers, such agreement controls.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares; or
•	transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation provides that our directors are not personally liable for breaches of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Section 145(g) of the Delaware General Corporation Law permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. Our amended and restated bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit indemnification. We have directors’ and officers’ liability insurance.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors that require us to indemnify such persons against various actions including, but not limited to, third-party actions where such director, by reason of his or her corporate status, is a party or is threatened to be made a party to an action, or by reason of anything done or not done by such director in any such capacity. We intend to indemnify directors against all costs, judgments, penalties, fines, liabilities, amounts paid in settlement by or on behalf such directors and for any expenses actually and reasonably incurred by such directors in connection with such action, if such directors acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. We also intend to advance to our directors expenses (including attorney’s fees) incurred by such directors in advance of the final disposition of any action after the receipt by the corporation of a statement or statements from directors requesting such payment or payments from time to time, provided that such statement or statements are accompanied by an undertaking, by or on behalf of such directors, to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified against such expenses by the corporation.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification or advancement of expenses, including, among others, provisions about providing notice to the corporation of any action in connection with which a director seeks indemnification or advancement of expenses from the corporation and provisions concerning the determination of entitlement to indemnification or advancement of expenses.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we issued the securities indicated below that were not registered under the Securities Act. All share and price information has been adjusted to give retroactive effect to the reverse stock split of our common stock that occurred immediately prior to the closing of our initial public offering on November 10, 2010.

Stock, Warrants and Convertible Subordinated Notes

1. On May 19, 2011, we granted our four non-employee directors 3,568 restricted stock units. We received no consideration from the individuals in connection with the grant of restricted stock units.

2. On March 29, 2011, we granted to 21 employees 81,000 restricted stock units. We received no consideration from the individuals in connection with the grant of the restricted stock units.

3. On October 5, 2010, we issued subordinated convertible promissory notes, bearing interest at 14% per annum, in an aggregate principal amount of $3,418,167, and warrants to purchase an aggregate of 24,265 shares of common stock to 22 accredited investors. The aggregate consideration received by us was $3,418,167.

4. On February 18, 2010, we granted to 18 employees and four non-employee directors 105,654 shares of restricted common stock. We received no consideration from the individuals in connection with the grant of the restricted stock.

5. On December 30, 2009, we issued subordinated convertible promissory notes, bearing interest at 14% per annum, in an aggregate original principal amount of $15,000,000, and warrants to purchase an aggregate of 106,482 shares of common stock to 28 accredited investors. The aggregate consideration received by us was $15,000,000.

6. On June 4, 2008, we issued a warrant to purchase 9,583 shares of common stock to two residents of Ontario, Canada. The consideration received by us was $10.

7. Between December 14, 2007 and June 2, 2008, we issued an aggregate of 12,520,001 shares of Series C convertible preferred stock and warrants to purchase an aggregate of 119,980 shares of common stock to 37 accredited investors. The aggregate consideration received by us was $30,048,002.

8. Between July 11, 2007 and August 9, 2010, we issued an aggregate of 12,715 shares of our common stock to seven employees. The aggregate consideration received by us was $141,587.

We believe that the offer and sale of the securities referenced in (3), (5) and (7) above were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and/or Regulation D

promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. The purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information; appropriate legends were affixed to the stock certificates issued in such transactions; and offers and sales of these securities were made without general solicitation or advertising.

The grants of restricted common stock described in (4) above were made pursuant to our 2004 Stock Plan to our officers, directors and employees in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2004 Stock Plan qualifies as a compensatory benefit plan.

We believe the sales of common stock referenced in (6) above were exempt from registration under the Securities Act by virtue of Regulation S promulgated thereunder. All of the purchasers of unregistered securities for which we relied on Regulation S represented that they were not acquiring the securities for the account or benefit of any U.S. Person as defined by Regulation S.

The sales of common stock referenced in (8) above was made pursuant to the exercise of stock options granted under our 2004 Stock Plan to our officers, directors, employees and consultants and, we believe, were made in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2004 Stock Plan qualifies as a compensatory benefit plan.

There were no underwriters engaged in connection with any of the transactions referenced above.

Stock Options

(1) On May 19, 2011, we granted our four non-employee directors options to purchase an aggregate of 7,696 shares of our common stock at an exercise price of $14.00 per share. We received no consideration from these individuals in connection with the issuance of such options.

2. On March 29, 2011, we granted to 21 employees options to purchase an aggregate of 162,000 shares of our common stock at an exercise price of $12.33 per share. We received no consideration from these individuals in connection with the issuance of such options.

3. On February 18, 2010, we granted one of our employees an option to purchase 9,583 shares of our common stock at an exercise price of $12.84 per share. We received no consideration from this individual in connection with the issuance of such option.

4. On January 28, 2010, we granted to three of our employees options to purchase 21,560 shares of our common stock at an exercise price of $12.84 per share. We received no consideration from these individuals in connection with the issuance of such options.

5. On January 29, 2009, we granted to seven of our employees options to purchase an aggregate of 13,605 shares of our common stock at an exercise price of $13.04 per share. We received no consideration from these individuals in connection with the issuance of such options.

6. On August 1, 2008, we granted to two of our employees options to purchase an aggregate of 2,874 shares of our common stock at an exercise price of $20.66 per share. We received no consideration from these individuals in connection with the issuance of such options.

7. On July 23, 2008, we granted to one employee an option to purchase 3,833 shares of our common stock at an exercise price of $20.66 per share. We received no consideration from this individual in connection with the issuance of such options.

8. On June 25, 2008, we granted to one employee an option to purchase 796 shares of our common stock at an exercise price of $20.66 per share. We received no consideration from this individual in connection with the issuance of such options.

9. On May 1, 2008, we granted to 18 employees options to purchase an aggregate of 45,208 shares of our common stock at an exercise price of $20.66 per share. We received no consideration from these individuals in connection with the issuance of such options.

10. On January 31, 2008, we granted to one employee an option to purchase 186 shares of our common stock at an exercise price of $20.66 per share. We received no consideration from this individual in connection with the issuance of such options.

All of the stock options described in items (3) through (10) above were granted under our 2004 Stock Plan to our officers, directors, employees and consultants in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2004 Stock Plan qualifies as a compensatory benefit plan.

Refill Acquisition

On November 10, 2010, we acquired certain assets of Culligan Store Solutions, LLC and Culligan of Canada, Ltd. (the “Refill Business”) pursuant to an asset purchase agreement dated June 1, 2010. As a result of the exercise of the over-allotment option by the underwriters in our initial public offering, the approximately $105.0 million purchase price for the Refill Business was comprised of approximately $74.0 million in cash and 2,587,500 shares of our common stock (valued at the $12.00 per share initial public offering price). On November 22, 2010, we issued 2,587,500 shares of our common stock to Culligan International Company (“Culligan International”).

The issuance of these shares of our common stock to Culligan International was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. Culligan International is an “accredited investor” as defined in Regulation D. In addition, the Company received customary “private placement” representations in the asset purchase agreement, including representations to the effect that the shares of our common stock were acquired for investment and not with a view to or in connection with an unlawful distribution thereof and that Culligan International received sufficient information about us or had access to such information in order to evaluate an investment in our common stock. No underwriters were involved in connection with the issuance of these shares and no underwriting discounts or commissions were payable.

Purchase of Canada Bulk Water Exchange Business

On March 8, 2011, we issued an additional 307,217 shares of common stock to Culligan International as payment of a portion of the consideration paid for the acquisition of certain assets related to Culligan of Canada, Ltd.’s bulk water exchange business pursuant to an asset purchase agreement dated March 8, 2011.

The issuance of these shares of our common stock to Culligan International was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. Culligan International is an “accredited investor” as defined in Regulation D. In addition, the Company received customary “private placement” representations in the asset purchase agreement, including representations to the effect that the shares of our common stock were acquired for investment and not with a view to or in connection with an unlawful distribution thereof and that Culligan International received sufficient information about us or had access to such information in order to evaluate an investment in our common stock. No underwriters were involved in connection with the issuance of these shares and no underwriting discounts or commissions were payable.

Omnifrio Single-Serve Beverage Business Acquisition

On April 11, 2011, we issued 501,080 shares of our common stock to Omnifrio Beverage Company, LLC (“Omnifrio”) in connection with our acquisition of certain intellectual property and other assets from Omnifrio as payment of a portion of the consideration paid.

The issuance of these shares of our common stock was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. Omnifrio is an “accredited investor” as defined in Regulation D. In addition, we received customary “private placement” representations in the asset purchase agreement with Omnifrio dated March 8, 2011, including representations to the effect that these shares were acquired for investment and not with a view to or in connection with an unlawful distribution thereof and that Omnifrio received sufficient information about us or had access to such information in order to evaluate an investment in our common stock. No underwriters were involved in connection with the issuance of these shares and no underwriting discounts or commissions were payable.

Item 16.	Exhibits and Financial Statement Schedules

See Exhibit Index following the signature page.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to this offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(ii) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(iii) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(iv) For the purposes determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on May 31, 2011.

PRIMO WATER CORPORATION

By:	/s/ Billy D. Prim
Billy D. Prim
Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Billy D. Prim and Mark Castaneda and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, severally, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, in each case on May 31, 2011:

Signature		Title

/s/ Billy D. Prim Billy D. Prim		Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Mark Castaneda Mark Castaneda		Chief Financial Officer (Principal Financial Officer)

/s/ David J. Mills David J. Mills		Controller (Principal Accounting Officer)

* Richard A. Brenner		Director

/s/ Jack C. Kilgore Jack C. Kilgore		Director

* Malcolm McQuilkin		Director

* David L. Warnock		Director

*By:	/s/ Billy D. Prim Billy D. Prim Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1†	Form of Underwriting Agreement
3.1		Sixth Amended and Restated Certificate of Incorporation of Primo Water Corporation (filed herewith)
3.2		Amended and Restated Bylaws of Primo Water Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed November 16, 2010)
4.1		Specimen Certificate representing shares of common stock of Primo Water Corporation (incorporated by reference to Exhibit 4.1 to Amendment No. 5 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed August 11, 2010)
5	.1†	Opinion of K&L Gates LLP
10.1		Form of 14% Subordinated Convertible Note, dated as of December 30, 2009 (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)
10.2		Form of Subordinated Convertible Debt — Common Stock Purchase Warrant, dated as of December 30, 2009 (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)
10.3		Form of Series C Convertible Preferred Stock Subscription Agreement (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)
10.4		Form of Series C — Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)
10.5		Form of First Amendment to Series C — Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)
10.6		Form of Series B Convertible Preferred Stock Subscription Agreement (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)
10.7		Form of Series B — Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)
10.8		2004 Stock Plan (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)*
10.9		2010 Omnibus Long-Term Incentive Plan (“2010 Omnibus Plan”) (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)*
10.10		Form of Option Agreement under 2010 Omnibus Plan (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)*
10.11		Form of Restricted Stock Award Agreement under 2010 Omnibus Plan (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)*
10.12		2010 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)*
10.13		Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.13 to the Company’s Form 10-K filed March 30, 2011)*
10.14		Employment Agreement dated as of April 1, 2010 between the Company and Billy D. Prim (incorporated by reference to Exhibit 10.22 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed June 4, 2010)*

Exhibit
Number	Description

10.15	Employment Agreement dated as of April 1, 2010 between the Company and Mark Castaneda (incorporated by reference to Exhibit 10.23 to Amendment No. to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed June 4, 2010)*
10.16	Employment Agreement dated as of April 1, 2010 between the Company and Michael S. Gunter (incorporated by reference to Exhibit 10.24 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed June 4, 2010)*
10.17	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed April 26, 2010)*
10.18	Asset Purchase Agreement, dated as of June 1, 2010, between the Company, P1 Sub, LLC, P2 Sub, LLC, Culligan Store Solutions, LLC, Culligan of Canada, Ltd. and Culligan International Company (incorporated by reference to Exhibit 10.31 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed June 4, 2010)
10.19	Lock-Up Agreement, dated as of June 1, 2010, between Culligan Store Solutions, LLC, Culligan International Company, Thomas Weisel Partners, LLC and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.37 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed June 4, 2010)
10.20	Amendment No. 1 dated October 5, 2010 to Lock-up Agreement dated as of June 1, 2010 between Culligan Store Solutions, LLC, Culligan International Company, Thomas Weisel Partners LLC and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.40 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed October 6, 2010)
10.21	Form of 14% Convertible Subordinated Note, dated as of October 5, 2010 (incorporated by reference to Exhibit 10.41 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed October 6, 2010)
10.22	Form of Consent of the Holders of the Subordinated Convertible Promissory Notes Issued in December 2009 and October 2010 (incorporated by reference to Exhibit 10.42 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed October 6, 2010)
10.23	Form of Amended and Restated Series B Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.43 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed October 6, 2010)
10.24	Form of Amended and Restated Series C Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.44 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-165452) filed October 6, 2010)
10.25	Registration Rights Agreement dated November 10, 2010 between the Company and Culligan International Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed November 16, 2010)
10.26	Credit Agreement dated November 10, 2010 among the Company, certain subsidiaries of the Company party thereto and Wells Fargo Bank, National Association, as administrative agent for the lenders thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed November 16, 2010)
10.27	Asset Purchase Agreement dated March 8, 2011 by and among the Company, Primo Refill Canada Corporation, Culligan of Canada, Ltd. and Culligan International Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 9, 2011)
10.28	Registration Rights Agreement Amendment dated March 8, 2011 between the Company and Culligan International Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed March 9, 2011)
10.29	Asset Purchase Agreement dated March 8, 2011 by and among the Company, Omnifrio Beverage Company, LLC and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed March 9, 2011)
10.30	Form of Restricted Stock Unit Award Agreement under 2010 Omnibus Plan (incorporated by reference to Exhibit 10.30 to the Company’s Form 10-K filed March 30, 2011)*

Exhibit
Number		Description

10.31		Registration Rights Agreement dated April 11, 2011 between the Company and Omnifrio Beverage Company, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed April 12, 2011)
10.32		First Amendment and Consent to Credit Agreement dated April 11, 2011 among the Company, certain subsidiaries of the Company party thereto and Wells Fargo Bank, National Association, as administrative agent for the lenders thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed April 12, 2011)
10	.33†	Form of Lock-up Agreement
10.34		Second Amendment to the Registration Rights Agreement dated May 12, 2011 between the Company and Culligan International Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed May 13, 2011)
10	.35†	Lock-up Agreement dated May 12, 2011 by Culligan International Company
10	.36†	Disgorgement Agreement dated May 12, 2011 between the Company and Culligan International Company
21.1		List of subsidiaries of Primo Water Corporation (incorporated by reference to Exhibit 21.1 to the Company’s Form 10-K filed March 30, 2011)
23.1		Consent of McGladrey & Pullen LLP (filed herewith)
23.2		Consent of KPMG LLP (filed herewith)
23.2		Consent of K&L Gates LLP (contained in Exhibit 5.1)
24.1		Powers of Attorney (included on page II-6)

†	Previously filed.

*	Indicates management contract or compensatory plan or arrangement.